Filed Pursuant to Rule 424(b)(3)
Registration No. 333-189876

PROSPECTUS

CAESARS ACQUISITION COMPANY

Up To 136,880,221 Shares of Class A Common Stock Issuable Upon the Exercise of Subscription Rights At $8.64 Per Share

Caesars Entertainment Corporation, or “Caesars Entertainment,” is distributing to each holder of its common stock as of 5:00 p.m., New York City time, on October 17, 2013, the record date, at no charge, non-transferable subscription rights to purchase up to an aggregate of 136,880,221 shares of Class A common stock, par value $0.001 per share, of Caesars Acquisition Company, or “CAC,” at a price of $8.64 per whole share, or the “rights offering.” Each holder of Caesars Entertainment’s common stock as of the record date will receive one subscription right for each full common share owned by that stockholder as of the record date. Each subscription right will entitle its holder to purchase from CAC one share of CAC’s Class A common stock or the right to retain such subscription right. Additionally, holders of subscription rights who fully exercise all of their basic subscription rights may also make a request to purchase additional shares of CAC’s Class A common stock underlying subscription rights that are not exercised or affirmatively retained by the holders of such subscription rights, through exercise of the over-subscription privilege, although we cannot assure you that any over-subscriptions will be filled. If as a result of the exercise of your basic subscription rights and any over-subscription privileges you will beneficially own 5% or more of CAC’s outstanding Class A common stock, you may be required to be licensed or qualified or obtain a waiver from one or more applicable gaming regulatory authorities. If you fail to apply for and obtain such license, qualification or waiver, your shares of CAC’s Class A common stock may be redeemed by CAC in accordance with the provisions of CAC’s Certificate of Incorporation.

To the extent you properly exercise your over-subscription privilege for an amount of shares of Class A common stock that exceeds the number of the unsubscribed shares allocated to you, the subscription agent will return to you any excess subscription payments, without interest or penalty, as soon as practicable following the expiration of the rights offering. We are not requiring a minimum individual or overall subscription to complete the rights offering. Caesars Entertainment has engaged Computershare Trust Company, N.A. to serve as the subscription agent (the “Subscription Agent”) for the rights offering, Georgeson Inc. to serve as information agent (the “Information Agent”) for the rights offering and each of Credit Suisse Securities (USA) LLC, Citigroup Global Markets Inc. and Deutsche Bank Securities Inc. to serve as solicitation agent (collectively, the “Solicitation Agent”) for the rights offering. The Subscription Agent will hold in escrow the funds we receive from subscribers until we complete or cancel the rights offering.

The subscription rights will expire if they are not exercised by 5:00 p.m., New York City time, on November 2, 2013, the expiration time. Subscription rights validly exercised by mail that is postmarked on or before the expiration date of the rights offering and received by the Subscription Agent before 5:00 p.m., New York City time, on November 5, 2013, the second business day after the expiration date of the rights offering, will be deemed to have been exercised by the expiration time. The rights offering is subject to the satisfaction or waiver by Caesars Entertainment or CAC, as applicable, of certain conditions. In addition, Caesars Entertainment has the right to withdraw and cancel the rights offering if, at any time prior to its expiration, the board of directors of Caesars Entertainment determines, in its sole discretion, that the Transactions cannot proceed on the terms contemplated. See “The Rights Offering—Conditions, Withdrawal and Cancellation.” The closing of the offering is expected to occur on or about November 18, 2013.

As of the date hereof, approximately 64.0% of the common stock of Caesars Entertainment is beneficially owned by Hamlet Holdings LLC (“Hamlet Holdings”), the members of which are comprised of three individuals affiliated with affiliates of Apollo Global Management, LLC (collectively with its subsidiaries, “Apollo”) and two individuals affiliated with affiliates of TPG Global, LLC (together with its affiliates, “TPG,” and together with Apollo, the “Sponsors”), through an irrevocable proxy that gives Hamlet Holdings sole voting and sole dispositive power over the stock that is held by funds affiliated with and controlled by the Sponsors and their co-investors. The Sponsors have advised Caesars Entertainment that the affiliates of the Sponsors holding common stock of Caesars Entertainment intend to exercise their basic subscription rights in full for $457.8 million (which would represent approximately 38.7% of our Class A common stock assuming the subscription rights are exercised in full by all holders of the subscription rights) and intend to exercise, if necessary, their over-subscription privilege for an amount such that subscription rights of at least $500.0 million are exercised in total, though they have not entered into any agreement to do so. Affiliates of the Sponsors may elect to waive the exercise period and exercise their basic subscription rights in full on the date of this prospectus or otherwise before the expiration of the rights offering. Consummation of the Transactions is contingent on the exercise of subscription rights of at least $500.0 million in total. The affiliates of the Sponsors, along with their co-investors, plan to grant Hamlet Holdings an irrevocable proxy for sole voting and sole dispositive power of the Class A common stock of CAC received as a result of this offering (the “Sponsor CAC Proxy”). As a result, we expect that Hamlet Holdings will beneficially own at least approximately 51.8% of our Class A common stock, and that we will qualify as and, if listed, elect to be, a “controlled company” under the NASDAQ Marketplace rules following the completion of the rights offering and the listing of our Class A common stock, if any. This election would allow us to rely on exemptions from certain corporate governance requirements otherwise applicable to NASDAQ-listed companies. See “Risk Factors—Risks Related to Our Class A Common Stock—We will be a “controlled company” within the meaning of the NASDAQ Marketplace rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements.”

You should carefully consider whether to exercise your subscription rights before the rights offering expires. All exercises of subscription rights are irrevocable. However, exercises of subscription rights will be revocable if there is a fundamental change to the terms of this offering and related transactions.

The purchase of and investing in shares of our Class A common stock involves a high degree of risk. You should read the section entitled “Risk Factors” beginning on page 45 for a discussion of certain risks that you should consider before exercising your subscription rights and investing in shares of our Class A common stock. Neither Caesars Entertainment nor CAC’s board of directors is making any recommendation regarding your exercise of the subscription rights.

The subscription rights are non-transferable. We have applied to list shares of our Class A common stock for trading on the NASDAQ Global Select Market under the symbol “CGP,” however, we cannot assure you that we will achieve a listing upon completion of this offering or thereafter. No public market currently exists for our Class A common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated October 21, 2013.

Prospectus Summary	1
Questions and Answers About the Company and the Rights Offering	31
Risk Factors	45
Cautionary Statements Concerning Forward Looking Statements	83
Market and Industry Data and Forecasts	85
Use Of Proceeds	86
Capitalization	87
Unaudited Pro Forma Condensed Financial Information	88
Selected Historical Condensed Financial Data of Caesars Acquisition Company and Selected Historical Combined Condensed Financial Data of Growth Partners	96
Dividend Policy	97
Management’s Discussion and Analysis of Financial Condition and Results of Operations	98
Industry	129
Business	137
Gaming Regulatory Overview	157
Management	166
Security Ownership of Certain Beneficial Owners and Management	171
Certain Relationships and Related Party Transactions	173
Description of Indebtedness	181
Description of Capital Stock	184
Plan of Distribution	189
The Rights Offering	190
Material U.S. Federal Income Tax Considerations	201
Shares Eligible for Future Sale	209
Legal Matters	210
Experts	210
Where You Can Find Additional Information	210
Index to Financial Statements	F-1

You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: Neither we nor Caesars Entertainment have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus outside of the United States.

Caesars Entertainment Corporation and its subsidiaries have certain proprietary rights to a number of trademarks used in this prospectus that are important to its business, including, without limitation, Caesars, Harrah’s, Horseshoe, Total Rewards and Planet Hollywood. Caesars Interactive Entertainment, Inc. has proprietary rights to the trademarks related to World Series of Poker. We have omitted the ® and ™ trademark designations for such trademarks named in this prospectus.

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PROSPECTUS SUMMARY

The following summary contains information about Caesars Acquisition Company and its Class A common stock. It does not contain all of the information that may be important to you in making a decision to participate in the offering. For a more complete understanding of Caesars Acquisition Company, we urge you to read this prospectus carefully, including the sections entitled “Risk Factors,” “Cautionary Statements Concerning Forward Looking Statements” and “Where You Can Find Additional Information.” Unless otherwise noted or indicated by the context, (a) the terms “CAC,” “the Company,” “we,” “us” and “our” refer to Caesars Acquisition Company, (b) the term “CGP LLC” refers to Caesars Growth Partners, LLC and (c) the term “Growth Partners” refers to Caesars Growth Partners, LLC and its consolidated subsidiaries, in each case, after giving effect to the consummation of the Transactions described below under “—The Transactions.”

Caesars Acquisition Company

CAC is incorporated under the laws of Delaware and was formed to make an equity investment in Growth Partners, a joint venture between CAC and Caesars Entertainment, the world’s most diversified casino-entertainment provider and the most geographically diverse U.S. casino-entertainment company. CAC does not expect to own any other material assets or have any operations other than through its interest in CGP LLC. Upon consummation of the Transactions (as described below), CAC will serve as CGP LLC’s managing member and sole holder of all of its outstanding voting units, and Caesars Entertainment and/or certain of its subsidiaries will hold all of CGP LLC’s outstanding non-voting units. The voting units and non-voting units of CGP LLC participate ratably in distributions and are identical economically, other than as described under “Certain Relationships and Related Party Transactions—Limited Liability Company Agreement of CGP LLC—Liquidation Right” and “Certain Relationships and Related Party Transactions—Agreements with Caesars Entertainment and its Subsidiaries—Limited Liability Company Agreement of CGP LLC—Call Right.” Caesars Entertainment, through its subsidiaries, will own between an estimated 57% and 77% of the economic interests in CGP LLC, in each case, comprised of the value of the Contributed Assets (as defined below) and an additional 5%. The percentage owned will depend on the number of subscription rights exercised in the rights offering. This ownership range is also subject to adjustment at the closing of the Transactions due to the relative value of the Contributed Assets and certain other potential adjustments. See “—The Transactions.”

Growth Partners

Growth Partners is a casino asset and entertainment company focused on acquiring and developing a portfolio of high-growth operating assets and equity and debt investments in the gaming and interactive entertainment industry. Upon consummation of the Transactions, Caesars Entertainment and/or certain of its subsidiaries will own all of the outstanding non-voting units of CGP LLC and will be the majority economic shareholder of Growth Partners, and therefore will have a large direct stake in Growth Partners’ financial performance and growth potential. Through its relationship with Caesars Entertainment, Growth Partners has the ability to access Caesars Entertainment’s proven management expertise, brand equity, Total Rewards loyalty program and structural synergies. With 44 million members, the Total Rewards loyalty program is considered to be one of the leading loyalty rewards programs in the casino entertainment industry, as evidenced by Caesars Entertainment receiving COLLOQUY’s Master of Enterprise Loyalty Award in September 2012.

We anticipate the combination of Growth Partners’ flexible capital structure and Caesars Entertainment’s leading brands and management capabilities will provide a competitive advantage in the pursuit of high return, capital intensive investment opportunities in land-based, or “brick-and-mortar”, casino gaming, regulated online real money gaming, and social and mobile games. Many development projects in the land-based casino and entertainment industries require lengthy and involved development and regulatory processes and therefore often require a significant initial capital outlay but have delayed cash flows generated from operations. Growth Partners’ capital structure is specifically designed to accommodate these dynamics, and we believe Growth Partners’ streamlined business model will create a unique venture-oriented investment vehicle for potential equity investors. In addition, social and mobile games industry characteristics and the speculative nature of online real money gaming in the United States are better served by a company with greater access to liquidity and equity capital. Therefore, the separation of this business from Caesars Entertainment’s core operating business and its leveraged capital structure will create a flexible organization that is well positioned to pursue business and growth strategies.

Through its two businesses—Interactive Entertainment and Casino Properties and Developments—Growth Partners will focus on acquiring or developing assets with strong value creation potential and leveraging interactive technology with well-known online brands. Growth Partners’ Interactive Entertainment business is expected to initially consist of Caesars Interactive Entertainment, Inc. and its subsidiaries (collectively referred to as “CIE” or “Caesars Interactive”), which has three businesses: social and mobile games, the World Series of Poker (“WSOP”) and regulated online real money gaming. Growth Partners’ Casino Properties and Developments business is expected to initially consist of Caesars Entertainment’s existing interests in the Planet Hollywood Resort and Casino located in Las Vegas, Nevada (“Planet Hollywood”), the casino to be developed by the Maryland Joint Venture (as defined below) in Baltimore, Maryland (the “Horseshoe Baltimore”), and a 50% interest in the management fee revenues to be received by certain subsidiaries of Caesars Entertainment Operating Company, Inc. (“CEOC”), a wholly-owned subsidiary of Caesars Entertainment, in connection with the management of Planet Hollywood and Horseshoe Baltimore. In addition, Growth Partners is expected to own a portfolio of debt investments consisting of notes previously issued by CEOC. These notes will provide Growth Partners with additional cash flow to fund future investment and acquisition opportunities.

When we consider new investment and acquisition opportunities, except for any expansion, add-on or additional investment in respect of any existing gaming property of CGP LLC or its subsidiaries, or with respect to CIE, any potential future investment or acquisition by CIE, we will have to submit them to Caesars Entertainment. A committee of the board of directors of Caesars Entertainment comprised of disinterested directors will make the determination on behalf of Caesars Entertainment to (1) pursue any potential project itself or (2) decline the project for itself, after which Growth Partners may elect or decline to pursue the project. When Caesars Entertainment considers new investment and acquisition opportunities, Caesars Entertainment will have the option to (1) pursue any potential project itself or (2) decline the project for itself, after which Growth Partners may elect or decline to pursue the project. Although not required, we anticipate that any future investment and acquisition opportunities undertaken by Growth Partners will be managed by Caesars Entertainment and its subsidiaries. The CGP Operating Agreement (as described under “Certain Relationship and Related Party Transactions—Agreements with Caesars Entertainment and its Subsidiaries”) will include a framework with respect to the structuring of compensation related to future projects between Caesars Entertainment and Growth Partners. In the event Caesars Entertainment declines an opportunity and Growth Partners undertakes the opportunity, Growth Partners will retain a 50% interest in the management fee to be received by Caesars Entertainment, unless otherwise agreed, and Growth Partners will acquire 100% of the new equity in such opportunity. With its equity-dominated capital structure and its relationship with Caesars Entertainment, we believe Growth Partners should be able to respond quickly to, and have access to required capital for, potential development opportunities. Because of its majority economic stake, Caesars Entertainment will have an incentive to bring opportunities to Growth Partners when Caesars Entertainment elects not to pursue such opportunities directly for itself.

Interactive Entertainment

By forming CIE, Caesars Entertainment recognized the importance of positioning itself for the convergence of interactive games, regulated online real money gaming and the brick-and-mortar casino-entertainment industry, while at the same time taking advantage of the synergies between them. CIE is a stand-alone company with an entrepreneurial culture that innovates upon the way brick-and-mortar gaming companies traditionally view and distribute casino entertainment.

CIE has three distinct, but complementary, businesses that reinforce and build upon each other: social and mobile games, the World Series of Poker (“WSOP”), and regulated online real money gaming. It is the ecosystem created by the intersection of these three businesses, together with its relationship with Caesars Entertainment, including its rights to use Caesars Entertainment’s portfolio of brands and its access to the Total Rewards loyalty program, that we believe will allow CIE to capitalize on the growth of social and mobile casino-themed games and regulated online real money gaming, especially in the United States.

Social and Mobile Games. CIE has become one of the world’s leading interactive social and mobile casino-themed game providers. CIE’s current portfolio of games includes Slotomania, which was one of the top ten highest grossing casino-themed games on Facebook, Inc. (“Facebook”), iOS and Android platforms as of June 30, 2013 according to App Annie and www.facebook.com/appcenter. CIE’s launches of the Caesars Casino application on Facebook in January 2012 and the Caesars Slots application on mobile platforms in the third quarter of 2013 were the earliest visible instances of how CIE intends to leverage its relationship with Caesars Entertainment in the future. In December 2012, CIE acquired substantially all of the assets of Buffalo Studios LLC (“Buffalo Studios”), including the application Bingo Blitz, which is a leading bingo game on Facebook, Android and iOS. In May 2013, CIE acquired the World Series of Poker social and mobile game assets and intellectual property from Electronic Arts.

The World Series of Poker. CIE has derived considerable benefit from growing and building upon its ownership and management of the WSOP franchise. The WSOP, which was founded in 1970, had 79,471 entrants in its flagship annual tournament in Las Vegas in 2013 (the “WSOP Las Vegas”). The WSOP also benefits from a television contract with ESPN through 2017 and sponsorship agreements with a number of leading brands, such as Miller Lite, Red Bull, Frito-Lay and Jacks Link’s in 2013. The WSOP also has licensing arrangements for a wide variety of consumer products including a licensing arrangement with Microsoft for a new Xbox Live game that launched in the United States in September 2013. CIE is positioning the WSOP brand to be one of the leading poker sites in Nevada, New Jersey and other states, if any, that legalize online real money gaming in the future.

Regulated Online Real Money Gaming. CIE has built the foundation of what it intends to be a leader in regulated U.S. online real money gaming environment. According to H2 Gaming Capital (“H2GC”), it is estimated that the regulated U.S. online real money poker market may generate up to approximately $9.6 billion in gross revenue annually. While online real money gaming has not been legalized at the federal level, in December 2011, Nevada approved interactive gaming regulations allowing for intrastate online poker and Delaware and New Jersey recently passed online real money gaming laws. The New Jersey legislation passed in February 2013 includes a provision for casino games such as slots, blackjack and roulette in addition to poker and allows only existing brick-and-mortar casino operators (or their affiliates) in the state to apply for a license to offer real money poker and casino games online to anyone within New Jersey state lines. CIE has obtained a license in Nevada and launched WSOP.com in “field trial” mode on September 19, 2013 and started marketing efforts on September 30, 2013. CIE is actively participating in the U.S. lobbying effort for other states to follow Nevada, Delaware and New Jersey’s lead, and is supportive of a Federal framework as well. Outside of the United States, CIE began offering real money online gaming in the United Kingdom (the “UK”) under the WSOP and Caesars brands in 2009 and entered Italy through a brand licensing agreement in 2011. In tandem with its lobbying efforts in the United States, CIE recently secured the use of two online real money poker software platforms for use in new markets: Fordart Limited’s (“888”) poker software through a licensing agreement and LB Poker SAS (“Barrière Poker”) through a source code assignment and co-development agreement. CIE believes that if online real money gaming continues to be legalized in the United States on either a state-by-state basis or on the federal level, it presents a substantial opportunity, translating into a potential large revenue generator for Growth Partners.

For the year ended December 31, 2012, our Interactive Entertainment segment generated net revenues of $207.7 million, net income of $34.1 million and Adjusted Segment EBITDA of $76.2 million. For the six months ended June 30, 2013, our Interactive Entertainment segment generated net revenues of $142.6 million, net loss of $15.3 million and Adjusted Segment EBITDA of $40.7 million. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Reconciliations of Adjusted Segment EBITDA to Net Income” for a discussion of Adjusted Segment EBITDA.

Casino Properties and Developments

Growth Partners’ portfolio of casino-related assets consists of Planet Hollywood and an investment in a casino project under development in Baltimore, Maryland, the Horseshoe Baltimore. In addition, Growth Partners is entitled to a 50% interest in the management fee revenues received by certain subsidiaries of CEOC in connection with the management of Planet Hollywood and Horseshoe Baltimore. Planet Hollywood and the interests in the management agreements provide a base of cash flow to supplement Growth Partners’ ongoing development opportunities, including its investment in the Maryland Joint Venture.

Details of Growth Partners’ existing list of currently operating and development projects are shown in the table below.

Property	Location	Status	Ownership		Anticipated Opening Date
Planet Hollywood Resort and Casino	Las Vegas, NV	Operating	100%		Open
Horseshoe Baltimore	Baltimore, MD	Under development	52	%(1)	Third quarter of 2014

(1)	Represents an indirect ownership in the Maryland Joint Venture through a 58.5% ownership in CR Baltimore Holdings LLC, the developer of the Maryland Joint Venture, which in turn has an 88.6% direct interest in the Maryland Joint Venture. Following the closing of the CVPR Sale described below, Growth Partners’ indirect economic ownership of the Maryland Joint Venture will be approximately 41%.

For the year ended December 31, 2012, the Casino Properties and Developments segment generated net revenues of $303.7 million, net loss of $1.0 million and Adjusted Segment EBITDA of $69.1 million. For the six months ended June 30, 2013, the Casino Properties and Developments segment generated net revenues of $165.6 million, net income of $6.8 million and Adjusted Segment EBITDA of $44.1 million. The historical figures reflect that Planet Hollywood historically paid annual management fees of approximately $16.1 million to a subsidiary of CEOC pursuant to its management agreement and the Adjusted Segment EBITDA is calculated after giving effect to the payment of such management fees. As part of the Transactions, Growth Partners will pay $90.0 million for a 50% interest in the Planet Hollywood and Horseshoe Baltimore annual management fees. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Reconciliations of Adjusted Segment EBITDA to Net Income” for a discussion of Adjusted Segment EBITDA.

Planet Hollywood Resort & Casino

Planet Hollywood, which was originally constructed in 2001 and renovated in 2007, is a casino resort located on the Las Vegas Strip in Las Vegas, Nevada. Planet Hollywood was acquired by Caesars Entertainment in February 2010 and is managed by a subsidiary of CEOC and therefore benefits from Total Rewards, one of the leading loyalty rewards programs in the casino entertainment industry. Planet Hollywood benefits from its prime location on a 35-acre site on the east side of the Las Vegas Strip and is part of a contiguous strip of casinos owned by Caesars Entertainment, with which it shares certain services and costs.

Planet Hollywood includes a 2,500-room hotel, which offers deluxe guestrooms and suites. The facility also has an outdoor pool area and an approximately 32,000-square foot spa that is leased to a third party. In addition, the facility adjoins to a retail mall, the Miracle Mile Shops, with 170 retailers and 15 restaurants, and a 1,201 room timeshare tower operated by Hilton Grand Vacations. The adjoining mall and timeshare tower, as well as the additional amenities featured at Planet Hollywood, stimulate additional traffic through the Planet Hollywood complex, including the casino and its amenities. For a description of amenities featured at Planet Hollywood, see “Business—Growth Partners—Casino Properties and Developments—Planet Hollywood Resort & Casino.”

Planet Hollywood’s 64,500 square foot casino features 1,100 slot machines and 79 table games. The casino offers a diverse selection of the most popular slot and video poker machines in a wide variety of denominations, and is also home to a race-and-sports-books facility. The casino’s live table games include traditional blackjack, craps and roulette, in addition to a variety of other popular games, such as Baccarat and Pai Gow Poker. Planet Hollywood’s casino also offers daily poker tournaments in an 11 table World Series of Poker-branded poker room, as well as a variety of live poker games including Texas Hold ‘Em and other casino poker games.

Planet Hollywood complements this product offering with both a high limit table game area featuring 9 high limit table games as well as a high limit slot area featuring over 60 high denomination slot machines. Additional amenities, such as an exclusive enclosed lounge and VIP cage access, target the needs of its VIP customer base. Planet Hollywood also features amenities such as ten food and beverage outlets, gift and merchandise shops operated by the Marshall Retail Group, over 80,000 square feet of convention, trade show and meeting facilities and a 7,000-seat theater known as PH Live at Planet Hollywood.

Planet Hollywood targets a growing younger demographic segment that values the offerings of the non-gaming entertainment that complements the casino’s gaming activities. Growth Partners’ flexible capital structure will allow it to invest in Planet Hollywood and elevate its guests’ experience by offering premium, Hollywood-themed entertainment and non-gaming options that remain fresh and relevant. We believe these investments should lead to revenue and EBITDA growth.

Horseshoe Baltimore, Maryland

Growth Partners owns an indirect interest in CBAC Gaming, LLC (the “Maryland Joint Venture”), a joint venture with an affiliate of Rock Gaming LLC and other local investors. CBAC Borrower, LLC, a subsidiary of the Maryland Joint Venture (“CBAC Borrower”), holds a license to operate a casino in the City of Baltimore.

Caesars Entertainment is leading the development of the casino, and a subsidiary of CEOC will serve as the manager of Horseshoe Baltimore. After consummation of the Transactions, Growth Partners will receive a 50% interest in the management fee revenue received by a subsidiary of CEOC in connection with the management of Horseshoe Baltimore. The property is anticipated to be an integrated casino with a 110,000 square-foot floor holding approximately 2,500 video lottery terminals (“VLTs”), 100 table games and 30 poker tables. In addition to the gaming space, Growth Partners anticipates the casino facility at Horseshoe Baltimore will contain a 10,000 square foot meeting facility, seven restaurants and/or bars, and a Diamond Lounge for its highest-value gaming customers. The Maryland Joint Venture will also develop an adjacent 3,400-space parking garage, which will facilitate ease of access to the casino for its customers. The project is anticipated to open in the third quarter of 2014 at a cost of approximately $400 million. The Maryland Joint Venture is funded with approximately $107.5 million of total equity and approximately $340 million in debt. Growth Partners’ share of the equity contribution and of the ownership will be approximately 52%. Growth Partners, together with another member of the Maryland Joint Venture, have an agreement in principle to sell approximately 18% of the equity interest in the Maryland Joint Venture to CVPR Gaming Holdings, LLC, an existing third member of the Maryland Joint Venture (the “CVPR Sale”). The CVPR Sale is subject to regulatory approval. Following the closing of the CVPR Sale, Growth Partners’ equity contribution and indirect ownership in the Maryland Joint Venture will be approximately 41%, through its continued 58.5% indirect ownership in CR Baltimore Holdings LLC, which after the sale will own approximately 70% of the Maryland Joint Venture.

As of the date of this prospectus, Caesars Entertainment has contributed $55.7 million of cash equity in the Maryland Joint Venture and may have to contribute up to an additional $22.3 million of capital contributions under the terms of Maryland Joint Venture’s operating agreement. Growth Partners will assume all of Caesars Entertainment’s uncalled capital commitments. On July 2, 2013, CBAC Borrower obtained a credit facility (the “Baltimore Credit Facility”) that provides for up to $310 million of project financing for the development of Horseshoe Baltimore. Concurrently with the closing of the Baltimore Credit Facility, CBAC Borrower also entered into a term loan facility that provides for up to $30 million of equipment financing (the “Baltimore FF&E Facility”). See “Description of Indebtedness” for descriptions of the Baltimore Credit Facility and the Baltimore FF&E Facility.

The Maryland Joint Venture represents a unique opportunity to enter a major market with favorable demographics. The casinos in Maryland draw customers primarily from the Washington D.C. Metropolitan Statistical Area (“MSA”), which encompasses Washington D.C. and portions of Maryland, Virginia and West Virginia, and it is the eighth largest MSA in the United States with over 5.5 million residents. The Washington D.C. MSA has more adults per gaming position than the average of eight comparable regional gaming markets, including Cincinnati, Pittsburgh and Philadelphia, indicating that the gaming market in Maryland can support additional casinos. In addition, the Washington D.C. MSA has favorable demographics, with a median income of $83,080 and average income of $106,509 compared to a national average of $42,494 and $55,999 respectively. For additional information, see “Industry—Maryland.”

In 2008, the Maryland General Assembly passed enabling legislation that limited gaming to five VLT facilities in predetermined geographic areas at a 67% gaming tax rate. See “Business—Growth Partners—Casino Properties and Developments—Horseshoe Baltimore, Maryland.” The Maryland Joint Venture was conditionally awarded a license in July 2012 and all conditions were removed in June 2013, provided that issuance of the license remains subject to completion and opening of the project to the general public and receipt of approvals from gaming authorities regarding the operations of the casino prior to its opening. In connection with the Baltimore Credit Facility, the Maryland Joint Venture transferred its license to CBAC Borrower, its wholly-owned subsidiary and the borrower under the Baltimore Credit Facility and the Baltimore FF&E Facility. A lawsuit has been filed challenging certain aspects of the project. See “Risk Factors—Risks Related to Growth Partners’ Casino Properties and Developments Business—Adverse outcomes in legal proceedings could adversely affect the Horseshoe Baltimore Casino, including a delay in construction and ultimately the opening of the casino and possible abandonment of the project.” For further discussion, see “Business—Growth Partners—Casino Properties and Developments—Horseshoe Baltimore, Maryland.”

CEOC Notes

Upon consummation of the Transactions, Growth Partners will own approximately $1.1 billion of aggregate principal amount of senior notes previously issued by CEOC (the “CEOC Notes”). The CEOC Notes have fixed interest rates ranging from 5.625% to 10.75% and maturities ranging from 2015 to 2018. For additional information with respect to the CEOC Notes, see “Business—Casino Properties and Development—CEOC Notes.”

Competitive Strengths

We anticipate that CAC and Growth Partners will have significant competitive advantages that differentiate them from their competition:

Opportunity for investors to get access to a growth-oriented gaming investment vehicle that is supported by Caesars Entertainment. We will be a growth-oriented company whose business is focused entirely on owning operating assets, equity and debt investments in the gaming and interactive entertainment industry. Investors will benefit from Caesars Entertainment’s scale and market leading position, in combination with its proprietary marketing technology and consumer loyalty programs, which will help Growth Partners’ businesses achieve operational efficiencies and support future growth opportunities.

Simple capital structure and access to liquidity provide ability to support growth projects in new and expanding markets. Growth Partners has a simple and flexible capital structure because (i) many of its assets are unencumbered, such as CIE’s assets, (ii) its casino properties and development projects that are encumbered, such as Planet Hollywood and Horseshoe Baltimore, solely have property or project level financing without any guarantees from other subsidiaries of Growth Partners and (iii) the lack of leverage, generally, on its assets. Growth Partners’ simple and flexible capital structure provides it with the ability to invest in new casino projects in new and expanding markets quickly without the constraints of a more complex or levered capital structure. We believe that Growth Partners’ capital structure will provide greater access to the equity and debt markets for additional liquidity, which will position Growth Partners to capitalize on new growth opportunities. In addition, Growth Partners owns a portfolio of debt investments, from which it will receive meaningful current cash flows.

Potential access to future growth opportunities through the relationship with Caesars Entertainment. In connection with the Transactions, Growth Partners will enter into the CGP Operating Agreement with CAC and certain subsidiaries of Caesars Entertainment, which will provide Growth Partners the ability to participate in new investment and acquisition opportunities developed by Caesars Entertainment that are referred to Growth Partners, at the sole option of Caesars Entertainment to be determined by a committee of the board of directors of Caesars Entertainment comprised of disinterested directors, at CAC’s discretion. We believe that Caesars Entertainment’s brand portfolio and recognition, coupled with the power of the Total Rewards loyalty program, uniquely positions Caesars Entertainment to identify opportunistic acquisitions and developments. See “—Growth Partners” above for discussions of the arrangement among Caesars Entertainment and Growth Partners for identifying and considering new investment and acquisition opportunities.

Capitalize upon regulated online real money gaming in the United States by growing infrastructure and strategic relationships. CIE is currently operating its real money WSOP and Caesars-branded poker, bingo and casino online sites in the UK and has a brand licensing agreement in Italy. Through these pursuits, CIE has developed meaningful strategic relationships with companies that have international experience in online real money gaming. As a result of its strategic partnership in the UK, CIE has an agreement with 888 to provide technology services for its real money gaming offerings in Nevada and New Jersey. Similarly, CIE has had an ongoing relationship with Groupe Lucien Barriere and Barriere Poker through WSOP Europe since 2011. In addition, CIE has a relationship with an affiliate of Amaya Gaming Group Inc. (“Amaya”) for casino services in New Jersey. All of these relationships help to further increase CIE’s knowledge for building regulated online real money gaming operations in the United States.

Access to leading casino brands and a global network of casinos and the Total Rewards loyalty program. As of June 30, 2013, Caesars Entertainment owned, operated and managed 52 casinos that bear many of the most recognized brand names in the gaming industry. Planet Hollywood’s close proximity to other casino properties of, and operated by, Caesars Entertainment allows it to leverage the Caesars brands to attract customers to its casino and resort. Additionally, Planet Hollywood, Horseshoe Baltimore and CIE have or will have access to the Total Rewards loyalty program. We expect that any future development projects of Growth Partners will have access to the Total Rewards loyalty program. The Total Rewards loyalty program is considered to be one of the leading loyalty rewards programs in the casino entertainment industry. We believe that the Total Rewards loyalty program, along with other marketing tools, provide Planet Hollywood, Horseshoe Baltimore and CIE with a significant competitive advantage that enables them to efficiently market their products to a large and recurring customer base.

Highly scalable social and mobile games business model with rapid revenue growth and profitability. CIE’s revenue and profitability have grown rapidly and significantly. As CIE continues to leverage its existing franchises (including Slotomania, Bingo Blitz, World Series of Poker and Caesars Casino) and development pipeline, we anticipate that CIE’s revenue growth and EBITDA will accelerate due to its ability to utilize its live service game and development teams, which are largely based in low-cost production centers, and the design of CIE’s existing games, which generally require little modification across platforms.

Experienced senior management team in the social and mobile games, regulated online real money gaming and traditional land-based casino industries. The extensive experience of CIE’s senior management team positions CIE to take advantage of opportunities in the social and mobile games and regulated online real money gaming markets and to continue to develop the infrastructure needed to support online real money gaming as it becomes legalized and regulated in the United States. Mitch Garber, CEO of CAC and CIE, has worked in the gaming and interactive entertainment industry for over 20 years and most recently was CEO of PartyGaming plc (now bwin.party digital entertainment plc (“bwin.party”)), one of the largest online real money gaming companies in the world.

Planet Hollywood is, Horseshoe Baltimore will be, and we expect Growth Partners’ other land-based casinos will be, managed by subsidiaries of Caesars Entertainment, which has a senior management team, led by CEO Gary W. Loveman, with substantial experience and a proven track record.

Well-known, large casino entertainment facility on the Las Vegas Strip generating significant revenue and operating income. We believe the location of Planet Hollywood offers distinct advantages. Planet Hollywood is located on a 35-acre site on the east side of the Las Vegas Strip and sits among a contiguous strip of casinos owned by Caesars Entertainment. We believe Planet Hollywood’s prime location, adjoining facilities and accessibility enables it to attract a significant customer base and continue to capture growth in market share. For the year ended December 31, 2012, the Casino Properties and Developments segment generated net revenues of $303.7 million, net loss of $1.0 million and Adjusted Segment EBITDA of $69.1 million. For the six months ended June 30, 2013, the Casino Properties and Developments segment generated net revenues of $165.6 million, net income of $6.8 million and Adjusted Segment EBITDA of $44.1 million.

Ownership in development project in highly attractive new market. Growth Partners owns an interest in the Maryland Joint Venture, a high-potential conditionally licensed development project in Baltimore, Maryland. The Maryland Joint Venture represents a unique opportunity for Growth Partners to enter a new gaming market with attractive growth prospects. See “Business—Casino Properties and Developments—Horseshoe Baltimore, Maryland” for an overview of the gaming legislation passed by the Maryland General Assembly and the Maryland gaming market.

Business Strategy

Pursue opportunistic investment in development projects. We expect that Growth Partners’ simple and flexible capital structure will provide access to liquidity and low-cost of capital which will position Growth Partners to benefit from potential growth opportunities that may not be available to Caesars Entertainment or other brick-and-mortar casino gaming companies. As new markets become accessible across the United States and internationally, Growth Partners will deploy its capital to establish an initial foothold to gain and maintain an advantage in such markets as Growth Partners is doing in Maryland. Due to its complementary investment objectives and relationship with Caesars Entertainment, Growth Partners can also benefit from access to additional opportunities if Caesars Entertainment decides these opportunities are better suited for Growth Partners and declines to pursue the opportunity.

Develop, construct and successfully open the casino to be operated by the Maryland Joint Venture. Growth Partners intends to devote capital and resources, including its relationship with Caesars Entertainment, to the successful development and construction of Horseshoe Baltimore.

Continue to create and distribute compelling social and mobile casino-themed games to increase domestic and international presence. CIE’s management, as well as its creative and technical teams, appreciate that CIE’s core competency is casino-themed entertainment. In a short period of time, CIE has gained recognition in the online industry for its ability to create sophisticated and commercially successful social and mobile games, such as Slotomania. In January 2012, Caesars Casino was launched on Facebook and based on its success CIE launched Caesars Slots on mobile platforms in the third quarter 2013. In December 2012, CIE acquired substantially all of the assets of Buffalo Studios, including the application Bingo Blitz, which is among the leading bingo games on Facebook, iOS and Android. In May 2013, CIE acquired the World Series of Poker social and mobile game assets and intellectual property from Electronic Arts. CIE regularly updates its games to encourage social interactions and add new content and features that encourage players to continue playing its games. In addition, CIE expects to continue to successfully leverage various technologies and standardized processes that are designed to enable rapid, timely, high-quality and cost-effective development of social and mobile games.

Ensure that CIE is well positioned to succeed in a regulated U.S. online real money gaming environment. CIE’s access to the globally recognized Caesars and WSOP brands and CIE’s dedicated online gaming management team position it to take advantage of opportunities in the U.S. and global online real money gaming markets and to continue to develop the infrastructure needed to launch in Nevada and New Jersey and additional states, if any, as they legalize online real money game. CIE will continue to use its online real money WSOP and Caesars-branded poker, bingo and casino online sites in the UK, its alliance with an online gaming provider in Italy, and its relationships with 888, Barrière Poker and an affiliate of Amaya to further increase its knowledge for building its regulated online real money gaming operations in the U.S.

Capitalize on relationship with Caesars Entertainment. Growth Partners’ access to the industry-leading Total Rewards loyalty program, which includes over 44 million members as of June 30, 2013, improves the ability of its businesses to cross market and cross promote with Caesars Entertainment’s database and many of its casinos. This relationship will allow Planet Hollywood to utilize Caesars Entertainment’s sophisticated customer database and technology systems to efficiently and effectively manage its existing customer relationships. In addition, we believe CIE has a significant competitive advantage over its competitors due to CIE’s cross-marketing and trademark license agreement with Caesars Entertainment that allows CIE to distribute Caesars Entertainment’s brands online.

The Sponsors

Immediately upon the completion of this offering but prior to granting the Sponsor CAC Proxy, affiliates of the Sponsors will beneficially own at least approximately 38.7% of our outstanding Class A common stock (assuming that the subscription rights are exercised in full without the exercise of any over-subscription privilege by affiliates of the Sponsors). In addition, approximately 64.0% of our Class A common stock (assuming the subscription rights are exercised in full by all holders of subscription rights) will be subject to the Sponsor CAC Proxy that gives Hamlet Holdings, an entity comprised of six persons that are leaders at the respective Sponsor, sole voting and dispositive power with respect to those shares of Class A common stock. Moreover, upon consummation of the offering, three of the four directors of CAC will be individuals affiliated with the Sponsors.

Apollo

Founded in 1990, Apollo is a leading global alternative investment manager with offices in New York, Los Angeles, Houston, London, Frankfurt, Luxembourg, Singapore, Hong Kong and Mumbai. As of June 30, 2013, Apollo had assets under management of approximately $113 billion in its private equity, credit and real estate businesses.

TPG

TPG is a leading global private investment firm founded in 1992 with approximately $55.3 billion of assets under management as of June 30, 2013 and offices in San Francisco, Fort Worth, Austin, Beijing, Chongqing, Hong Kong, London, Luxembourg, Melbourne, Moscow, Mumbai, New York, Paris, São Paulo, Shanghai, Singapore and Tokyo. TPG has extensive experience with global public and private investments executed through leveraged buyouts, recapitalizations, spinouts, growth investments, joint ventures and restructurings.

Relationship with Caesars Entertainment

In connection with the Transactions, CAC and Growth Partners will enter into a management services agreement with CEOC (the “CGP Management Services Agreement”), pursuant to which CEOC and certain of its subsidiaries will, at the request of CAC or Growth Partners, respectively, provide services, including certain corporate services and back-office support and business advisory services, allowing CAC and Growth Partners to leverage Caesars Entertainment’s brands and infrastructure. See “Certain Relationships and Related Party Transactions—Agreements with Caesars Entertainment and its Subsidiaries—CGP Management Services Agreement” for additional details on the CGP Management Services Agreement. In addition, pursuant to the organizational documents of CAC and Growth Partners, Caesars Entertainment and/or certain of its subsidiaries will have certain rights including a call right for all or a portion of the issued and outstanding voting units of Growth Partners (or, at our election, shares of CAC’s Class A common stock) and a right of first offer for new business opportunities and for any contemplated asset sale by Growth Partners. See “Certain Relationships and Related Party Transactions—Agreements with Caesars Entertainment and its Subsidiaries—Limited Liability Company Agreement of CGP LLC” and “Description of Capital Stock” for details on the call rights. Growth Partners may only proceed with a new business opportunity, subject to certain exceptions, if the disinterested members of Caesars Entertainment’s board of directors decline the opportunity for itself or CEOC and if Caesars Entertainment decides not to pursue and take such opportunity to a third party. See “Certain Relationships and Related Party Transactions.”

In exchange for the provision of the services under the CGP Management Services Agreement, CAC and/or Growth Partners will pay a service fee in an amount equal to the fully allocated cost of such services plus a margin of ten percent (10%) per annum.

Caesars Entertainment is the world’s most diversified casino-entertainment provider and the most geographically diverse U.S. casino-entertainment company. As of June 30, 2013, Caesars Entertainment owned, operated and managed, through various subsidiaries, 52 casinos in 13 U.S. states and six countries. The majority of these casinos operate in the United States and England and Caesars Entertainment uses the Total Rewards loyalty program to market promotions and to generate customer play across its network of properties in North America. As of the date hereof, approximately 64.0% of Caesars Entertainment’s common stock is beneficially owned by Hamlet Holdings.

The Transactions

CAC and Growth Partners were recently formed in connection with the transactions described below, including this offering, pursuant to which CAC, through its investment in Growth Partners, will acquire control of certain assets contributed by or purchased from subsidiaries of Caesars Entertainment and establish a number of service, management and other relationships between Growth Partners and Caesars Entertainment. See “Questions and Answers About the Company and the Rights Offering—Why is Caesars Entertainment conducting the rights offering?”

In connection with the distribution of the subscription rights, affiliates of the Sponsors have advised Caesars Entertainment that they intend to exercise their basic subscription rights in full for $457.8 million and intend to exercise, if necessary, their over-subscription privilege for an amount such that subscription rights of at least $500.0 million are exercised in total, though they have not entered into any agreement to do so. Affiliates of the Sponsors may elect to waive the exercise period and exercise their basic subscription rights in full on the date of this prospectus or otherwise before the expiration of the rights offering. Consummation of the Transactions is contingent on the exercise of subscription rights of at least $500.0 million in total. CAC will use the proceeds from this offering to acquire all of the voting interests in Growth Partners. Caesars Entertainment will contribute all of the shares of CIE’s outstanding common stock held by a subsidiary of Caesars Entertainment and approximately $1.1 billion in aggregate principal amount of the CEOC Notes that are owned by another subsidiary of Caesars Entertainment to Growth Partners in exchange for non-voting units, the amount of which will be based on the combined ascribed value of $1.275 billion, subject to certain potential value-related adjustments at the closing of the Transactions. Of the $1.275 billion of combined ascribed value, $525 million is attributable to CIE (before the valuation adjustments discussed below) and approximately $750 million is attributable to the CEOC Notes, subject to adjustment as further described below. The value of the CEOC Notes was determined as of April 3, 2013 and reflects the 90-day average market trading value of the bonds with a liquidity discount and a discount for assumed transaction fees and expenses. Growth Partners will own approximately 90.2% of the outstanding shares of CIE’s common stock, which may be reduced to approximately 84.5% upon conversion of the $47.7 million convertible promissory note issued by CIE to Rock Gaming Interactive LLC (“Rock Gaming”) (subject to required regulatory approval), in each case not giving effect to any options or warrants that are exercisable. Assuming Rock Gaming exercises the convertible promissory note and after giving effect to other options, restricted stock and warrants that are exercisable, Growth Partners will own approximately 76% of CIE on a fully-diluted basis. See note 10 to the audited combined financial statements of Growth Partners included elsewhere in this prospectus for a description of the convertible notes issued to Rock Gaming. We refer to these transactions as the “Contribution Transaction” and these assets as the “Contributed Assets.” As a result of these asset contributions, Caesars Entertainment, through its subsidiaries, will own between an estimated 57% and 77% of the economic interests in CGP LLC, in each case, comprised of the value of the Contributed Assets and an additional 5%. The percentage owned will depend on the number of subscription rights exercised in the rights offering. This ownership range is also subject to adjustment at the closing of the Transactions due to the relative value of the contributed assets and certain other potential adjustments.

This agreed valuation is subject to potential increase by up to $225.0 million based on earnings from CIE’s social and mobile games business exceeding a specified amount in 2015, which would be conveyed to Caesars Entertainment or its subsidiaries in the form of additional non-voting units of CGP LLC or Class B common stock of CAC. If prior to the date that is nine months after the closing of the Transactions, Growth Partners sells or agrees to sell all of its interests in CIE (or any of its component parts) to any third party other than Caesars Entertainment, then Caesars Entertainment will receive concurrent with the closing of such sale, that number of additional non-voting units of CAC that would have been issued to Caesars Entertainment if the value of CIE (or any of its component parts) at the time of contribution to Growth Partners were increased by the difference between such third party sale price and the applicable valuation price of $525 million as it relates to CIE (or any of its component parts).

Additionally, Growth Partners intends to use $360.0 million of proceeds received from CAC to purchase from subsidiaries of Caesars Entertainment (i) Planet Hollywood, (ii) Caesars Entertainment’s joint venture interests in the Horseshoe Baltimore and (iii) a 50% interest in the management fee revenues for both of those properties. Of the $360.0 million proceeds to be used for the purchase, $280.0 million is attributable to the purchase of Planet Hollywood and the 50% interest in the management fee revenue for Planet Hollywood and the remaining $80.0 million is attributable to the purchase of Caesars Entertainment’s joint venture interests in the Horseshoe Baltimore and the 50% interest in the management fee revenue for the Horseshoe Baltimore. The purchase price for these assets is subject to adjustment based on Caesars Entertainment’s equity contribution to the Maryland Joint Venture prior to the closing of the offering. We refer to these transactions as the “Purchase Transaction” and these assets as the “Purchased Assets.” A subsidiary of Growth Partners will assume the $513.2 million of outstanding secured term loan related to Planet Hollywood (the “PHW Loan”) in connection with the Purchase Transaction. The purchase of Planet Hollywood and the assumption of the PHW Loan by Growth Partners are subject to the receipt of approval of lenders of the PHW Loan and any requirements the lenders may impose.

The Transactions will include certain value-related adjustments at closing, as follows.

•	Value of the CEOC Notes. The actual value of the CEOC Notes will be recalculated on the closing date of the Transactions using the 90 day trading average closing price for each tranche of the CEOC Notes for the period ended on the closing date of the Contribution Transaction, net of certain costs, commissions and discounts. The ownership percentages of Caesars Entertainment and CAC in CGP LLC will be recalculated accordingly.

•	Restoration of fair market value of the rights. The aggregate value (the “rights value”), if any, of the CAC subscription rights that are distributed by Caesars Entertainment will be restored to Caesars Entertainment by CGP LLC in the form of CEOC Notes with equivalent value to the rights value (such equivalent value, the “Restoration Amount”). The rights value shall be determined by an independent third-party valuation firm, which shall deliver an opinion immediately prior to the distribution of the subscription rights by Caesars Entertainment. CAC’s capital account balance with CGP LLC will be reduced by an amount equal to the rights value.

•	Reimbursement for withholding taxes incurred by CEC. The amount of withholding taxes or backup withholding taxes that Caesars Entertainment pays on behalf of stockholders, if not reimbursed in cash by such stockholders, will be reimbursed by CAC in the form of CEOC Notes that CGP LLC will transfer back to Caesars Entertainment or its subsidiary (the aggregate of the amount reimbursed in the form of CEOC Notes and the Restoration Amount, the “Capital Shift Amount”). To the extent CGP LLC transfers CEOC Notes to Caesars Entertainment or its subsidiary as reimbursement, CAC’s capital account balance with CGP LLC will be reduced by a corresponding amount.

After the third anniversary of the closing of the Transactions, Caesars Entertainment will have the right, which it may assign to any of its affiliates or to any transferee of all non-voting units of CGP LLC held by Caesars Entertainment, to acquire all or a portion of the voting units of CGP LLC (or, at our option, shares of CAC’s Class A common stock) not otherwise owned by Caesars Entertainment and/or its subsidiaries at such time. On the eighth year and six month anniversary of the closing of the Transactions (unless otherwise agreed by Caesars Entertainment and CAC), if the board of directors of CAC has not previously exercised its liquidation right, Growth Partners shall, and the board of directors of CAC shall cause Growth Partners to, effect a liquidation. See “Certain Relationships and Related Party Transactions—Agreements with Caesars Entertainment and its Subsidiaries—CGP Operating Agreement” and “Description of Capital Stock” for details on the call rights and liquidation rights. In addition, see “Risk Factors—Risks Related to Our Class A Common Stock— Caesars Entertainment’s call right on our Class A common stock may result in you being forced to sell our Class A common stock at a disadvantageous time and will cause you to own stock of Caesars Entertainment. This call right may not occur at all due to the discretion of Caesars Entertainment or the inability of Caesars Entertainment to achieve sufficient liquidity to exercise such right” and “CGP will be required to be liquidated in eight years and six months, which may result in you receiving less than the full value of your Class A common stock” for a discussion of certain risks related to the call right and liquidation right.

In connection with the Purchase Transaction and the Contribution Transaction, CAC and Growth Partners will enter into agreements with CEOC and its subsidiaries to provide certain corporate services and back-office support and business advisory services to CAC, Growth Partners and their subsidiaries. See “Certain Relationships and Related Party Transactions.” We refer to the Purchase Transaction, Contribution Transaction and the entering into such agreements collectively as the “Transactions.”

Closing

At the election of the Sponsors, in lieu of a single closing, the Transactions and the rights offering may close in two stages. On the date of this prospectus, Caesars Entertainment will distribute the subscription rights to its stockholders as of the record date, and on or about the date of this prospectus (i) CAC, Growth Partners and Caesars Entertainment and its subsidiaries will consummate the Contribution Transaction, (ii) affiliates of the Sponsors will use $457.8 million (the “Sponsor Commitment”) to exercise their basic subscription rights in full to purchase CAC’s Class A common stock at a price of $8.64 per whole share and CAC will use such proceeds to acquire voting units of CGP LLC and (iii) Growth Partners will use the proceeds to consummate the Purchase Transaction, subject to receipt of lenders’ approval (and any requirements the lenders may impose). We refer to the foregoing steps as the “Initial Closing.” Upon the exercise of their basic subscription rights and payment of the subscription price on the Initial Closing, affiliates of the Sponsors will receive their purchased shares of our Class A common stock. Because affiliates of the Sponsors will have exercised in full their basic subscription rights, the affiliates of the Sponsors will be eligible to exercise their over-subscription privileges, if any. Prior to the consummation of the rights offering, Growth Partners will hold the proceeds from the Sponsor Commitment not used to consummate the Purchase Transaction in escrow and will not otherwise invest or deploy such proceeds.

Prior to or upon the expiration of the rights offering, holders of the subscription rights (other than affiliates of the Sponsors, assuming affiliates of the Sponsors have exercised their basic subscription rights in full on the Initial Closing) may exercise their subscription rights to purchase CAC’s Class A common stock at a price of $8.64 per whole share. Affiliates of the Sponsors are eligible to exercise the over-subscription privilege by exercising their basic subscription rights in full prior to the expiration of the rights offering. CAC will use the proceeds from the participating holders to acquire additional voting units of CGP LLC.

Organizational Structure

The chart below depicts the organizational structure of Caesars Entertainment and related entities prior to the Transactions:

(1)	All shares held by funds affiliated with and controlled by the Sponsors and their co-investors, representing approximately 64.0% of Caesars Entertainment’s outstanding common stock, are subject to an irrevocable proxy that gives Hamlet Holdings, the members of which are comprised of three individuals affiliated with Apollo and two individuals affiliated with TPG, sole voting and sole dispositive power with respect to such shares.
(2)	Consists of approximately $1.1 billion in aggregate principal amount of the CEOC Notes held by Harrah’s BC, Inc.
(3)	Consists of the equity interests of PHW Las Vegas, LLC, which holds all of the assets and liabilities of Planet Hollywood, and PHW Manager, LLC, which manages Planet Hollywood. As of June 30, 2013, Planet Hollywood had a $513.2 million principal balance outstanding under the PHW Loan.
(4)	Consists of 90.2% of the outstanding shares of CIE’s common stock, which would be reduced to approximately 84.5% of the outstanding shares of CIE’s common stock upon conversion by Rock Gaming of the convertible promissory note issued by CIE, in each case not giving effect to any options or warrants that are exercisable. As of June 30, 2013, CIE had $39.8 million of loans outstanding under its revolving credit facility with Caesars Entertainment.
(5)	Owns approximately 58% equity interest in an entity that holds approximately 88% of the equity interests in CBAC Gaming, LLC equating to an effective 52% ownership of CBAC Gaming, LLC. Also holds all of the interest in the management fee revenue to be received by a subsidiary of CEOC in connection with the management of Horseshoe Baltimore.

The chart below depicts our organizational structure following the consummation of this offering.

(1)	All shares held by funds affiliated with and controlled by the Sponsors and their participating co-investors, representing approximately 64.0% of CAC’s outstanding common stock (assuming the subscription rights are exercised in full by all holders of subscription rights), will be subject to an irrevocable proxy that gives Hamlet Holdings, the members of which are comprised of three individuals affiliated with Apollo and two individuals affiliated with TPG, sole voting and sole dispositive power with respect to such shares. As a result of the exercise of the subscription rights, and the applicability of the irrevocable proxy, Hamlet Holdings will control a majority of CAC’s outstanding common stock.
(2)	Shares held by certain participating stockholders (other than affiliates of the Sponsors and their participating co-investors), representing approximately 36.0% of CAC’s outstanding Class A common stock (assuming the subscription rights are exercised in full by all holders of subscription rights), will be eligible for resale upon effectiveness of the registration statement of which this prospectus forms a part and will be listed on the NASDAQ Global Select Market following this offering if we meet the NASDAQ Global Select Market listing requirements.
(3)	CAC will own 43.1% of the total outstanding equity units in CGP LLC (assuming the subscription rights are exercised in full by all holders of subscription rights), subject to an adjustment depending on the value of the CEOC Notes on the closing date of the Transactions. See “—The Transactions”.
(4)	Caesars Entertainment, through two of its subsidiaries, HIE Holdings, Inc. and Harrah’s BC, Inc., collectively own 100% of CGP LLC’s outstanding non-voting units, representing 56.9% of the economic interests in Growth Partners (assuming the subscription rights are exercised in full by all holders of subscription rights), subject to an adjustment depending on the value of the CEOC Notes on the closing date of the Transactions. See “—The Transactions”.

(5)	All holders of CGP LLC’s equity units will be entitled to share equally in distributions, subject to the distribution waterfall in connection with a liquidation, partial liquidation or sale of material assets and the call right held by Caesars Entertainment and/or its subsidiaries as further described under “Certain Relationships and Related Party Transactions—Agreements with Caesars Entertainment and its Subsidiaries—CGP Operating Agreement”.
(6)	Consists of approximately $1.1 billion in aggregate principal amount of the CEOC Notes.
(7)	Consists of the equity interests of a subsidiary of PHW Las Vegas, LLC, which will hold all of the assets and liabilities of PHW Las Vegas, LLC, including Planet Hollywood, and a 50% interest in the management fee revenue received by PHW Manager, LLC in connection with the management of Planet Hollywood. As of June 30, 2013, Planet Hollywood had a $513.2 million principal balance outstanding under the PHW Loan.
(8)	Consists of 90.2% of the outstanding shares of CIE’s common stock, which would be reduced to approximately 84.5% of the outstanding shares of CIE’s common stock upon conversion by Rock Gaming of the convertible promissory note issued by CIE, in each case not giving effect to any options or warrants that are exercisable. As of June 30, 2013, CIE had $39.8 million of loans outstanding under its revolving credit facility with Caesars Entertainment.
(9)	Owns approximately 58% equity interest in an entity that holds approximately 88% of the equity interests in CBAC Gaming, LLC equating to an effective 52% ownership of CBAC Gaming, LLC. Following the CVPR Sale, Growth Partners’ indirect ownership in CBAC Gaming, LLC will be approximately 41%. Also owns a 50% interest in the management fee revenue to be received by a subsidiary of CEOC in connection with the management of Horseshoe Baltimore. On July 2, 2013, CBAC Borrower, a subsidiary of CBAC Gaming, LLC, obtained the Baltimore Credit Facility that provides up to $310 million of project financing for the development of Horseshoe Baltimore and the Baltimore FF&E Facility that provides up to $30 million of equipment financing. As of July 2, 2013, $225.0 million of term B loans were funded and outstanding under the Baltimore Credit Facility.

Additional Information

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) because our total gross revenue was less than $1.0 billion for the fiscal year ended December 31, 2012, our most recently completed fiscal year. For further information on the implications of this distinction, see “Risk Factors—Risks Related to the Rights Offering.” Moreover, upon the closing of this offering, we will be a “controlled company” within the meaning of NASDAQ corporate governance standards because more than 50% of our voting common stock will continue to be beneficially owned by Hamlet Holdings after the granting of the Sponsor CAC Proxy. For further information on the implications of this distinction, see “Risk Factors—Risks Related to the Rights Offering” and “Management—Committees of Our Board of Directors.”

Our principal executive offices are located at One Caesars Palace Drive, Las Vegas, NV 89109, and our telephone number is (702) 407-6000. The address of our Internet site is www.caesarsacquisitioncompany.com. This Internet address is provided for informational purposes only and is not intended to function as a hyperlink. Accordingly, no information contained in this Internet address is included or incorporated by reference herein.

The Rights Offering

The following summary describes the principal terms of the rights offering, but it is not intended to be a complete description of the offering. See “The Rights Offering” in this prospectus for a more detailed description of the terms and conditions of the distribution of rights and the offering of shares of Caesars Acquisition Company’s Class A common stock.

Securities Offered	Caesars Entertainment is distributing, at no charge, to holders of shares of Caesars Entertainment’s common stock as of the record date, non-transferable subscription rights to purchase up to an aggregate of 136,880,221 shares of CAC, at a price of $8.64 per whole share. Each holder of Caesars Entertainment’s common stock as of the record date will receive one subscription right for each full common share owned by that stockholder as of the record date. Each subscription right will entitle its holder to purchase from CAC one share of CAC’s Class A common stock. Each subscription right entitles the holder to a basic subscription right and an over-subscription privilege, as described below. The subscription rights will expire if they are not exercised by 5:00 p.m. New York City time, on November 2, 2013. CAC expects the gross proceeds from the rights offering and the exercise of the subscription rights will be approximately $1,182.6 million, assuming that the subscription rights are exercised in full.

Basic Subscription Right	The basic subscription right gives holders of the subscription rights the right to purchase from CAC, in the aggregate, 136,880,221 shares of CAC’s Class A common stock at a subscription price of $8.64 per whole share or the right to retain such basic subscription right. Caesars Entertainment has distributed to each stockholder of record on the record date one subscription right for every share of Caesars Entertainment’s common stock such stockholder owned at that time. Fractional shares or cash in lieu of fractional shares will not be issued in the rights offering. Instead, fractional shares resulting from the exercise of the basic subscription right will be eliminated by rounding up to the nearest whole share. If as a result of the exercise of your basic subscription rights you will beneficially own 5% or more of CAC’s outstanding Class A common stock, you may be required to be licensed or qualified or obtain a waiver from one or more applicable gaming regulatory authorities. If you fail to apply for and obtain such license, qualification or waiver, your shares of CAC’s Class A common stock may be redeemed by CAC in accordance with the provisions of CAC’s Certificate of Incorporation.

Affiliates of the Sponsors have advised Caesars Entertainment that they intend to exercise their basic subscription rights in full for $457.8 million and intend to exercise, if necessary, their over-subscription privilege for an amount such that subscription rights of at least $500.0 million are exercised in total, though they have not entered into any agreement to do so. Affiliates of the Sponsors may elect to waive the exercise period and exercise their basic subscription rights in full on the date of this prospectus or otherwise before the expiration of the rights offering, as more fully described under “—The

Transactions—Closing”. Consummation of the Transactions is contingent on the exercise of subscription rights of at least $500.0 million in total.

If a holder of the basic subscription rights elects to retain any or all of its subscription rights that are not exercised, such holder must return a completed and signed rights certificate with the appropriate election to the Subscription Agent before the rights offering expires on November 2, 2013, at 5:00 p.m. New York City time. For the avoidance of doubt, a holder may not elect to retain more than the number of basic subscription rights actually issued to such holder. Shares of Class A common stock underlying retained basic subscription rights will not be available for subscription pursuant to the over-subscription privilege.

Over-subscription Privilege	If you purchase all of the shares of CAC’s Class A common stock available to you pursuant to your basic subscription right, you may also choose to subscribe for a portion of any shares of CAC’s Class A common stock that other holders of subscription rights do not purchase through the exercise of their basic subscription rights. Over-subscription privileges will only be available with respect to shares of CAC’s Class A common stock underlying basic subscription rights that are not exercised or affirmatively retained by the holders of such basic subscription rights. If as a result of the exercise of any over-subscription privileges you will beneficially own 5% or more of CAC’s outstanding Class A common stock, you may be required to be licensed or qualified or obtain a waiver from one or more applicable gaming regulatory authorities. If you fail to apply for and obtain such license, qualification or waiver, your shares of CAC’s Class A common stock may be redeemed by CAC in accordance with the provisions of CAC’s Certificate of Incorporation.

Affiliates and co-investors of the Sponsors are also eligible to exercise the over-subscription privilege. Affiliates of the Sponsors have advised Caesars Entertainment that they intend to exercise, if necessary, their over-subscription privilege for an amount such that subscription rights of at least $500.0 million are exercised in total. If co-investors of the Sponsors elect not to exercise any of their basic subscription rights, affiliates of the Sponsors, which control the co-invest vehicles, will cause the co-invest vehicles to retain the basic subscription rights not exercised by the co-investors.

Subscription Price

$8.64 per whole share, subject to, if applicable, any part of the subscription price that is used to reimburse withholding taxes (including backup withholding taxes) paid by Caesars Entertainment on behalf of a subscribing stockholder. See “Questions and Answers About the Company and the Rights Offering—How will I be impacted if the distribution of rights to me is subject to withholding tax?” To be effective, any payment related to the exercise of a subscription right must be by cashier’s or certified check drawn upon a United States bank, or a personal check that clears within two business days of the expiration date of the rights offering, payable to the Subscription Agent at the address set forth below. If you wish to use any other form of payment, you must obtain the prior approval of the Subscription Agent and make arrangements in advance with the Subscription Agent for the delivery of such payment.

In determining the subscription price, the board of directors of CAC considered, among other things, the valuation of the assets sold and contributed to Growth Partners. Neither CAC nor its board of directors retained a financial advisor in connection with the Transactions.

Evaluation of Assets Sold and Contributed to Growth Partners	The Valuation Committee appointed by the board of directors of Caesars Entertainment, or the “Valuation Committee,” engaged Evercore Group L.L.C., or “Evercore,” to act as a financial advisor in connection with the Transactions to provide valuation advice to the Valuation Committee. The board of directors of Caesars Entertainment engaged Evercore to provide certain opinions about the respective values of the assets sold and contributed to Growth Partners, the equity interests and other consideration received in consideration for the contribution of certain of such assets, and the fairness from a financial point of view to Caesars Entertainment of the total consideration to be received in consideration for the sale and contribution of such assets to Growth Partners.

Record Date	5:00 p.m., New York City time, on October 17, 2013.

Expiration of the Rights Offering	5:00 p.m., New York City time, on November 2, 2013. Rights not exercised by the expiration time will be void, of no value and will cease to be exercisable for shares of CAC’s Class A common stock, unless such Rights are exercised by mail that is postmarked on or before the expiration date of the rights offering and are received by the Subscription Agent before 5:00 p.m., New York City time, on November 5, 2013, the second business day after the expiration date of the rights offering (the “Mail Deadline”). Rights validly exercised by mail postmarked on or before the expiration date and received by the Subscription Agent by the Mail Deadline will be deemed to have been exercised by the expiration time.

Use of Proceeds	Assuming the subscription rights are exercised in full, CAC expects to receive cash proceeds of approximately $1,182.6 million as a result of the sale of shares of CAC’s Class A common stock. CAC plans to use the gross proceeds of the sale of shares of its Class A common stock upon exercise of the rights to purchase voting units in CGP LLC. CAC plans to cause Growth Partners to use a portion of such proceeds to complete the Purchase Transaction and to reimburse Caesars Entertainment and CAC for fees and expenses incurred in connection with this offering and the remainder of such proceeds for general corporate purposes, including to make strategic investments. Caesars Entertainment will receive no direct proceeds from this offering. See “Use of Proceeds.”

Share Ownership	As of the date hereof, approximately 64.0% of the common stock of Caesars Entertainment is beneficially owned by Hamlet Holdings, the members of which are comprised of three individuals affiliated with Apollo and two individuals affiliated with TPG, through an irrevocable proxy that gives Hamlet Holdings sole voting and sole dispositive power over such stock.

Assuming the subscription rights are exercised in full and the Sponsor CAC Proxy is granted, Hamlet Holdings will beneficially own approximately 64.0% of CAC’s Class A common stock as a result of the rights offering and the granting of the Sponsor CAC Proxy.

Affiliates of the Sponsors have advised Caesars Entertainment that they intend to exercise their basic subscription rights in full for $457.8 million and intend to exercise, if necessary, their over-subscription privilege for an amount such that subscription rights of at least $500.0 million are exercised in total, though they have not entered into any agreement to do so. Consummation of the Transactions is contingent on the exercise of subscription rights of at least $500.0 million in total. In addition, affiliates of the Sponsors may exercise their over-subscription privilege in full, such that they will purchase the maximum number of shares allocated to them under the over-subscription privilege. As a result, following the completion of the rights offering and the granting of the Sponsor CAC Proxy, we expect Hamlet Holdings will beneficially own at least approximately 51.8% of our Class A common stock.

Non-Transferability of Rights	The subscription rights may not be sold, transferred or assigned and will not be quoted on any stock exchange or market. See “The Rights Offering—Non-Transferability of Subscription Rights.”

No Revocation	All exercises of subscription rights are irrevocable, even if you later learn of information that you consider to be unfavorable to the exercise of your subscription rights. However, exercises of subscription rights will be revocable if there is a fundamental change to the terms of this offering and the related transactions. You should not exercise your subscription rights unless you are certain that you wish to purchase shares of CAC’s Class A common stock at a price of $8.64 per whole share. See “Risk Factors—Risks Related to the Rights Offering—You may not revoke your exercise of the subscription rights and you could be committed to buying shares at a price above the prevailing market price after completion of the rights offering.”

Rights Offering Conditions	Caesars Entertainment’s obligation to commence the rights offering and CAC’s obligation to distribute the shares of CAC’s Class A common stock subscribed for in the rights offering and to close the Transactions is conditioned upon the satisfaction or waiver by Caesars Entertainment or CAC, as applicable, of the following conditions:

•	Caesars Entertainment’s board of directors shall have authorized and approved the Transactions and not withdrawn such authorization and approval, and shall have declared the dividend of the subscription rights to Caesars Entertainment’s stockholders;

•	each of the agreements entered into between Caesars Entertainment and certain of its subsidiaries, CAC and Growth Partners governing the Transactions shall have been executed by each party thereto and all actions required to be performed prior to the closing of the rights offering shall have been completed;

•	the exercise of subscription rights of at least $500.0 million in total;

•	the receipt of required regulatory approvals from applicable gaming and other regulatory authorities;

•	the receipt of required lenders’ approval (and any requirements the lenders may impose) with respect to the purchase of Planet Hollywood;

•	the Securities and Exchange Commission, or the “SEC,” shall have declared effective our Registration Statement on Form S-1, of which this prospectus forms a part, under the Securities Act of 1933, as amended, or the “Securities Act,” and no stop order suspending the effectiveness of the Registration Statement shall be in effect, and no proceedings for such purpose shall be pending before or threatened by the SEC;

•	no order, injunction or decree issued by any governmental authority of competent jurisdiction or other legal restraint or prohibition preventing consummation of the Transactions shall be in effect, and no other event outside the control of Caesars Entertainment shall have occurred or failed to occur that prevents the consummation of the Transactions;

•	the individuals listed as members of our post-Transactions board of directors in this prospectus shall have been duly elected; and

•	our amended and restated certificate of incorporation (the “Certificate of Incorporation”) and amended and restated by-laws (the “By-laws”), each in substantially the form filed as an exhibit to the Registration Statement of which this prospectus forms a part, shall be in effect.

The fulfillment or waiver of the foregoing conditions will not create any obligation on the part of Caesars Entertainment to close the rights offering. In addition, Caesars Entertainment reserves the right to withdraw and cancel the rights offering if, at any time prior to its expiration, the board of directors of Caesars Entertainment determines, in its sole discretion, not to proceed with the Transactions on the terms contemplated and as described under “Certain Relationships and Related Party Transactions—Transaction Agreement.” See “The Rights Offering—Conditions, Withdrawal and Cancellation.”

Material U.S. Federal Income Tax Considerations	Although the treatment of the receipt, exercise, expiration and cancellation of the subscription rights for U.S. federal income tax purposes is not entirely clear:

•	A stockholder that receives a subscription right should expect to have taxable dividend income equal to the fair market value of the subscription right on the date of its distribution;

•	A stockholder that allows a subscription right to expire without exercising it should expect to have short-term capital loss upon the expiration of such right in an amount equal to such stockholder’s tax basis in such right.

Because a short-term capital loss generally cannot be used to offset taxable dividend income, you may owe tax as a result of the receipt of a subscription right from Caesars Entertainment even if you take no action and such subscription right expires unexercised. You may need to fund any such tax with cash from other sources.

In certain circumstances, U.S. federal withholding tax or backup withholding tax may apply to the distribution by Caesars Entertainment of the subscription rights. If U.S. federal withholding tax or backup withholding tax applies to the distribution of the subscription rights to a stockholder, Caesars Entertainment, the stockholder’s broker or another applicable withholding agent will be required to remit any such withholding tax or backup withholding tax in cash to the Internal Revenue Service. Depending on the circumstances, the broker (or other applicable withholding agent) may obtain the funds necessary to remit any such withholding tax by asking the stockholder to provide the funds, by using funds in the stockholder’s account with the broker or by another means (if any) available. If Caesars Entertainment is the withholding agent with respect to a particular stockholder, it will use its own funds to remit any such withholding tax or backup withholding tax to the Internal Revenue Service. The amount of withholding tax or backup withholding tax that Caesars Entertainment pays on behalf of a stockholder, if not reimbursed to Caesars Entertainment by such stockholder, should generally be treated as an additional taxable dividend to such stockholder. Caesars Entertainment will be reimbursed either indirectly in cash by affected stockholders or directly by Growth Partners in the form of CEOC Notes that Growth Partners will transfer back to Caesars Entertainment or its subsidiary. To the extent Growth Partners transfers CEOC Notes to Caesars Entertainment or its subsidiary as reimbursement, CAC’s capital account balance with Growth Partners will be reduced by a corresponding amount.

For a detailed discussion of the material U.S. federal income tax considerations relating to the receipt, exercise, expiration and cancellation of the subscription rights, see “Material U.S. Federal Income Tax Considerations.” Stockholders should consult their own tax advisors regarding the U.S. federal, state and local and non-U.S.

income, estate and other tax considerations relating to the receipt, exercise, expiration and cancellation of the subscription rights in light of their particular circumstances.

Cancellation	The rights offering is subject to the satisfaction or waiver by Caesars Entertainment or CAC, as applicable, of certain conditions. In addition, Caesars Entertainment has the right to withdraw and cancel the rights offering if, at any time prior to its expiration, the board of directors of Caesars Entertainment determines, in its sole discretion, not to proceed with the Transactions on the terms contemplated and as described under “Certain Relationships and Related Party Transactions—Transaction Agreement.”

If Caesars Entertainment cancels the rights offering, due to the lack of satisfaction or the waiver of one or more conditions to the rights offering or otherwise, the subscription rights will be void, of no value and will cease to be exercisable for shares of CAC’s Class A common stock and any money received from subscribing stockholders will be returned, without interest or penalty, as soon as practicable following the cancellation of the rights offering.

Procedures for Exercising Subscription Rights	To exercise your subscription rights, you must take the following steps:

•	If you are a registered holder of Caesars Entertainment’s common stock and you wish to participate in the rights offering, you must deliver payment and a properly completed and duly executed rights certificate to the Subscription Agent to be received before 5:00 p.m., New York City time, on November 2, 2013. In certain cases, you may be required to provide additional documentation if you are signing a rights certificate as a fiduciary or representative. Promptly after the date of this prospectus, the Subscription Agent will send a rights certificate to each registered holder of Caesars Entertainment’s common stock as of 5:00 p.m., New York City time, on the record date, based on the stockholder registry maintained at the transfer agent for Caesars Entertainment’s common stock. You may deliver the documents and payments by hand delivery, first class mail or courier service. If you use first class mail for this purpose, we recommend using registered mail, properly insured, with return receipt requested.

•

If you are a beneficial owner of shares of Caesars Entertainment’s common stock that are registered in the name of a broker, dealer, custodian bank or other nominee, or if you would rather have an institution conduct the transaction on your behalf, you should instruct your broker, dealer, custodian bank or other nominee to exercise your subscription rights on your behalf. Although you will not receive a rights certificate, the Depository Trust Company, or “DTC,” will electronically issue one subscription right to your nominee record holder for every share of Caesars Entertainment’s common stock that you beneficially own as of the record date. Please follow the instructions of your nominee, who may require that you meet a deadline earlier than 5:00 p.m., New York City time, on November 2, 2013.

Reason for Rights Offering Structure	Caesars Entertainment is conducting a rights offering for CAC because it believes it will provide the funds necessary for CAC to acquire the voting units of CGP LLC and thereby, indirect beneficial ownership of CIE and Planet Hollywood and an interest in the Maryland Joint Venture. Caesars Entertainment also believes that entering into the Transactions, in which this offering forms an integral part, will allow Caesars Entertainment access to additional funds without diluting its existing stockholders or losing the benefits of owning potential high growth assets, and without incurring additional debt. In addition, Caesars Entertainment believes that the rights offering will benefit its stockholders by giving them access to a growth-oriented investment vehicle and the ability to obtain an ownership in Growth Partners, a company with a simple and flexible capital structure that will provide a competitive advantage in the pursuit of high return, capital intensive investment opportunities in land-based casino gaming, regulated online real money gaming, and social and mobile games.

Because the subscription rights are being distributed, at no charge, to Caesars Entertainment’s existing stockholders, stockholders will have the choice to own shares in both companies or in either company separately.

Call/Liquidation Right	After the third anniversary of the closing of the Transactions, Caesars Entertainment will have the right, which it may assign to any of its affiliates or to any transferee of all non-voting units of CGP LLC held by Caesars Entertainment, to acquire all or a portion of the voting units of CGP LLC (or, at our option, shares of CAC’s Class A common stock) not otherwise owned by Caesars Entertainment and/or its subsidiaries at such time. On the eighth year and six month anniversary of the closing of the Transactions (unless otherwise agreed by Caesars Entertainment and CAC), if the board of directors of CAC has not previously exercised its liquidation right, Growth Partners shall, and the board of directors of CAC shall cause Growth Partners to, effect a liquidation. See “Certain Relationships and Related Party Transactions—Agreements with Caesars Entertainment and its Subsidiaries—CGP Operating Agreement” and “Description of Capital Stock” for details on the call rights and liquidation rights. In addition, see “Risk Factors—Risks Related to Our Class A Common Stock— Caesars Entertainment’s call right on our Class A common stock may result in you being forced to sell our Class A common stock at a disadvantageous time and will cause you to own stock of Caesars Entertainment. This call right may not occur at all due to the discretion of Caesars Entertainment or the inability of Caesars Entertainment to achieve sufficient liquidity to exercise such right” and “CGP will be required to be liquidated in eight years and six months, which may result in you receiving less than the full value of your Class A common stock” for a discussion of certain risks related to the call right and liquidation right.

Shares Outstanding Before the Rights Offering	No shares of our Class A common stock will be outstanding prior to the commencement of the rights offering.

Shares Outstanding After Completion of the Rights Offering	We will issue 136,880,221 shares of our Class A common stock as a result of the rights offering if the subscription rights are fully exercised and we do not otherwise cancel the rights offering. Assuming a full exercise of the subscription rights, 136,880,221 shares of our Class A common stock will be outstanding after completion of the rights offering.

Fees and Expenses	Caesars Entertainment is not charging any fee or sales commission to distribute subscription rights to you or for the delivery of shares of CAC’s Class A common stock to you if you exercise your subscription rights. If you exercise your subscription rights through your broker, dealer, custodian bank or other nominee, you are responsible for paying any fees such intermediary may charge you.

Growth Partners will use a portion of the net proceeds from this offering to reimburse Caesars Entertainment and CAC for fees and expenses incurred in connection with this offering.

Trading Market and Symbol	We have applied to list shares of our Class A common stock for trading on the NASDAQ Global Select Market under the symbol “CGP”; however, we cannot assure you that we will achieve a listing upon completion of this offering or thereafter. See “Risk Factors—Risks Related to Our Class A Common Stock—An active trading market for our Class A common stock may not develop.”

Relationship with Caesars Entertainment After the Rights Offering	In connection with the Transactions, we and Growth Partners will enter into various agreements with Caesars Entertainment and certain of its subsidiaries which, among other things, (1) govern the Transactions and certain aspects of Growth Partners’ relationship with us and Caesars Entertainment and (2) establish terms under which Caesars Entertainment and its subsidiaries will provide us and Growth Partners with (i) certain corporate shared services and back-office support and (ii) advisory and business management services. Although a number of these agreements will be executed prior to the distribution of the subscription rights, the effectiveness of the agreements is conditioned upon the consummation of the rights offering. We describe these arrangements in greater detail under “Certain Relationships and Related Party Transactions—Agreements with Caesars Entertainment and its Subsidiaries” and describe some of the risks of these arrangements under “Risk Factors—Risks Related to Growth Partners’ Continued Dependence on Caesars Entertainment and the Transactions.”

No Board Recommendation Regarding Exercise of Subscription Rights	Neither Caesars Entertainment’s nor CAC’s board of directors is making any recommendation regarding whether exercise of the subscription rights or the over-subscription privilege is or is not in your best interests. Stockholders who exercise subscription rights will incur investment risk on new money invested. Neither Caesars Entertainment nor CAC can predict the price at which shares of CAC’s Class A common stock will trade after the completion of the rights offering. The market price for CAC’s Class A common stock may decrease to an amount below the subscription price, and if you purchase shares of common stock at the subscription price, you may not be able to sell the shares in the future at the same price or a higher price. In addition, we have applied to list shares of our Class A common stock for trading on the NASDAQ Global Select Market; however, there can be no assurances that we will achieve a listing upon completion of this offering or thereafter. You should make your decision based on your assessment of CAC’s business and financial condition, its prospects for the future, the terms of the rights offering and the information contained in this prospectus. See “Risk Factors—Risks Related to Our Class A Common Stock” for a discussion of some of the risks involved in investing in our Class A common stock.

As of the date hereof, approximately 64.0% of the common stock of Caesars Entertainment is beneficially owned by Hamlet Holdings through an irrevocable proxy that gives Hamlet Holdings sole voting and sole dispositive power over such stock. Caesars Entertainment is, and CAC will be, with the grant of the Sponsor CAC Proxy after completion of the rights offering, controlled by Hamlet Holdings. You should not view the intentions of the affiliates of the Sponsors as a recommendation or other indication, by them or any member of Caesars Entertainment’s or CAC’s board of directors, regarding whether the exercise of the subscription rights is or is not in your best interests.

Risk Factors	Before you exercise your subscription rights to purchase shares of CAC’s Class A common stock, you should carefully consider the risks described in the section entitled “Risk Factors,” beginning on page 45 of this prospectus.

Transfer Agent and Registrar	The transfer agent and registrar for our Class A common stock will be Computershare Trust Company, N.A., Canton, Massachusetts.

Solicitation Agent	Credit Suisse Securities (USA) LLC, Citigroup Global Markets Inc. and Deutsche Bank Securities Inc.

Subscription Agent	Computershare Trust Company, N.A.

Information Agent	Georgeson Inc. If you have questions about the rights offering or need additional copies of the rights offering documents, please contact Georgeson Inc., our Information Agent, by calling (888) 624-2255 (toll-free), or, if you are a bank, broker or other nominee, (800) 223-2064 (toll-free).

SUMMARY HISTORICAL AND PRO FORMA CONDENSED FINANCIAL DATA OF CAESARS ACQUISITION COMPANY AND

SUMMARY HISTORICAL COMBINED CONDENSED FINANCIAL DATA OF GROWTH PARTNERS

The following table presents our summary of the historical condensed financial data of CAC upon its date of incorporation and unaudited pro forma condensed financial data for CAC as of June 30, 2013 and for the fiscal year ended December 31, 2012 and the six months ended June 30, 2013. The unaudited pro forma condensed financial data has been developed by applying pro forma adjustments, including the issuance of the subscription rights and the accounting for the historical audited combined financial statements of the historical combined financial statements of the entities and assets that will be contributed to or purchased by Growth Partners under the equity method. Due to the variability in outcomes arising from different possible levels of actual exercises of the subscription in CAC’s Class A common stock, pro forma financial data depicting the minimum expected exercised subscription in shares of CAC’s Class A common stock along with separate pro forma data depicting the maximum expected exercised subscription in shares of CAC’s Class A common stock has been prepared in order to reflect the range of possible results. Specifically, if only affiliates of the Sponsors were to exercise their subscription rights, CAC would receive approximately $500.0 million in gross proceeds, which would be used to purchase the voting units of CGP LLC, representing approximately 23.2% of the total outstanding equity units of CGP LLC (the “minimum” scenario). If all of the holders of subscription rights were to exercise their rights, CAC would receive approximately $1,182.6 million in gross proceeds, which would be used to purchase the voting units of CGP LLC, representing approximately 43.1% of the total outstanding equity units of CGP LLC (the “maximum” scenario).

The pro forma adjustments are based upon available information and certain assumptions that are factually supportable and that we believe to be reasonable. The summary unaudited pro forma condensed financial data is included for informational purposes only and does not purport to reflect our results of operations or financial position that would have occurred had the Transactions or the accounting for our investment in Growth Partners under the equity method occurred on the dates assumed, and it therefore should not be relied upon as being indicative of our results of operations or financial position had these Transactions occurred on such dates.

Upon the completion of the Transactions, CAC’s sole material asset will be its interest in Growth Partners, which will be accounted for using the equity method. As a result, we believe the financial statements of Growth Partners itself will be relevant to the investor because these statements present the financial position and results of our underlying operations in greater detail. For accounting purposes, the historical financial statements of Growth Partners are the combined financial statements of CAC’s predecessor. These combined financial statements have been prepared on a stand-alone basis and, as the Transactions are considered a transaction between entities under common control, have been derived from the historical accounting records and consolidated financial statements of Caesars Entertainment. The combined historical financial statements consist of the financial positions, results of operations and cash flows of the businesses and assets to be contributed to or acquired by Growth Partners in the Transactions described previously as if those businesses were combined into a reporting entity for all periods presented.

The historical and unaudited pro forma condensed financial data should be read in conjunction with “Unaudited Pro Forma Condensed Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited financial statements of CAC and Growth Partners and the related notes included elsewhere in this prospectus.

	Caesars Acquisition Company
	Minimum Subscription Funding Pro forma for the Year Ended December 31, 2012	Maximum Subscription Funding Pro forma for the Year Ended December 31, 2012	Minimum Subscription Funding Pro forma for the Six Months Ended June 30, 2013	Maximum Subscription Funding Pro forma for the Six Months Ended June 30, 2013
(in millions)
Consolidated Statement of Operations
Revenues	$—	$—	$—	$—

Income from operations	—	—	—	—
Income from equity method investment in Growth Partners	37.8	37.8	20.9	20.9

Income before income taxes	37.8	37.8	20.9	20.9
Provisions for income taxes	(13.6)	(13.6)	(7.3)	(7.3)

Net income	$24.2	$24.2	$13.6	$13.6

Earnings per share (basic and diluted)	$0.42	$0.18	$0.24	$0.10

Weighted average common shares outstanding (basic and diluted)	57,870,370	136,880,221	57,870,370	136,880,221

Balance Sheet Data (at period end)
Cash and cash equivalents			$—	$—
Working capital (a)			$—	$—
Total assets			$500.0	$1,182.6
Total debt (b)			$—	$—

(a)	Working capital is the excess of current assets over current liabilities.
(b)	Total debt is comprised of long-term debt, debt to related party and convertible notes issued to related party.

	Growth Partners
	For the Year Ended December 31,		For the Six Months Ended June 30,
(in millions)	2012	2011	2013	2012
Consolidated Statement of Operations
Revenues
Interactive Entertainment	$207.7	$66.5	$142.6	$96.8
Casino Properties and Developments	303.7	306.2	165.6	152.3

Net revenues	511.4	372.7	308.2	249.1

Operating expenses
Interactive Entertainment—Direct	62.6	16.3	43.1	29.7
Casino Properties and Development—Direct	139.1	136.6	69.5	69.0
Property, general, administrative and other	189.0	128.3	124.2	90.9
Depreciation and amortization	32.2	29.6	20.8	16.1
Change in fair value of contingent consideration	—	—	48.9	—

Total operating expenses	422.9	310.8	306.5	205.7

Income/(loss) from operations	88.5	61.9	1.7	43.4
Interest expense, net of interest capitalized	(41.7)	(39.9)	(20.3)	(21.9)
Interest income—related party	145.1	123.7	83.1	69.4
Loss on early extinguishment of debt	—	(2.6)	(0.2)	—
Other income, net	1.9	0.1	0.3	0.9

Income before income taxes	193.8	143.2	64.6	91.8
Provision from income taxes	(66.4)	(50.7)	(19.1)	(31.8)

Net income	127.4	92.5	45.5	60.0
Less: net (income)/loss attributable to non-controlling interests	(0.6)	(8.0)	1.1	(0.3)

Net income attributable to Growth Partners	$126.8	$84.5	$46.6	$59.7

Other Financial Data
Adjusted Segment EBITDA (1)
Interactive Entertainment	$76.2	$27.8	$40.7	$34.3
Casino Properties and Developments	69.1	74.5	44.1	34.2

	$145.3	$102.3	$84.8	$68.5

Balance Sheet Data (at period end)
Cash and cash equivalents	$155.6	$110.1	$203.9
Working capital (a)	$120.9	$84.9	$123.7
Total assets	$1,738.9	$1,380.9	$1,886.9
Total debt (b)	$554.3	$585.3	$556.5

(1) Adjusted Segment EBITDA
Interactive Entertainment	$76.2	$27.8	$40.7	$34.3
Casino Properties and Development	69.1	74.5	44.1	34.2

	145.3	102.3	84.8	68.5
Reconciliation
Stock-based compensation (c)	(11.4)	(10.9)	(10.4)	(4.8)
Lobbying expense (d)	(3.6)	(2.9)	(1.1)	(2.0)
Acquisition and integration costs (e)	(4.1)	(0.9)	(0.2)	(2.7)
Fair value of contingent consideration (f)	—	—	(48.9)	—
Gains resulting from legal settlements (g)	—	2.9	—	—
Loss on early extinguishment of debt	—	(2.6)	(0.2)	—
Write-downs, reserves, recoveries and project opening costs (h)	(5.5)	1.0	(1.7)	0.5
Other income, net	1.9	0.1	0.3	0.9

EBITDA	122.6	89.0	22.6	60.4
Depreciation and amortization	(32.2)	(29.6)	(20.8)	(16.1)
Interest expense, net of interest capitalized	(41.7)	(39.9)	(20.3)	(21.9)
Interest income—related party	145.1	123.7	83.1	69.4
Provision from income taxes	(66.4)	(50.7)	(19.1)	(31.8)

Net income	$127.4	$92.5	$45.5	$60.0

(a)	Working capital is the excess of current assets over current liabilities.
(b)	Total debt is comprised of long-term debt, debt to related party and convertible notes issued to related party.
(c)	Amounts represent non-cash stock-based compensation expense.
(d)	Amounts represent expenses incurred in the Interactive Entertainment segment in connection with active participation in lobbying efforts for the approval of online poker and the finalization of the supporting internet gaming regulations, primarily in the United States.
(e)	Amounts include certain one-time costs incurred by the Interactive Entertainment segment associated with the 2012 acquisition of substantially all of the assets of Buffalo Studios and the 2011 acquisition of Playtika.
(f)	This amount represents the change in fair value of contingent consideration for the acquisition of Buffalo Studios.
(g)	Amount represents a settlement the Interactive Entertainment segment received as a plaintiff in a legal matter.
(h)	For the year ended 2012 the amounts primarily represent development costs incurred in connection with the Maryland Joint Venture. For the year ended 2011 the amount primarily represents a legal settlement recorded by the Planet Hollywood property in a case for which Planet Hollywood was the plaintiff. For the six months ended June 30, 2012, the amount primarily represents income earned under an agreement with a time share partner, which expired in March 2012.

QUESTIONS AND ANSWERS ABOUT THE COMPANY AND THE RIGHTS OFFERING

Set forth below are examples of what we anticipate will be commonly asked questions about the rights offering and the transactions contemplated thereby. The answers are based on selected information included elsewhere in this prospectus. The following questions and answers do not contain all of the information that may be important to you and may not address all of the questions that you may have about the rights offering. This prospectus contains more detailed descriptions of the terms and conditions of the rights offering and provides additional information about us and our business, including potential risks related to the rights offering, shares of our Class A common stock and our business.

Exercising the rights and investing in our Class A common stock involves a high degree of risk. We urge you to carefully read the section entitled “Risk Factors” beginning on page 45 of this prospectus, and all other information in this prospectus in its entirety before you decide whether to exercise your rights.

What is the rights offering?

Caesars Entertainment is distributing, at no charge, to holders of shares of Caesars Entertainment’s common stock as of the record date, non-transferable subscription rights to purchase shares of CAC’s Class A common stock from CAC. Caesars Entertainment is distributing to each holder of its common stock as of the record date, one subscription right for each full common share owned by that stockholder as of the record date. Each subscription right will entitle its holder to purchase from CAC one share of CAC’s Class A common stock. Each subscription right entitles the holder to a basic subscription right and an over-subscription privilege, as described below. We have applied to list shares of our Class A common stock for trading on the NASDAQ Global Select Market under the symbol “CGP”; however, we cannot assure you that we will achieve a listing upon completion of this offering or thereafter. See “Risk Factors—Risks Related to Our Class A Common Stock—An active trading market for our Class A common stock may not develop.”

What is CAC, or “CGP”?

CAC was formed to make an equity investment in Growth Partners, a joint venture between CAC and Caesars Entertainment, the world’s most diversified casino-entertainment provider and the most geographically diverse U.S. casino-entertainment company. CAC does not own any assets or have any direct operations. Upon consummation of the Transactions, CAC will serve as CGP LLC’s managing member and sole holder of all of its outstanding voting units, and Caesars Entertainment and certain of its subsidiaries will hold all of CGP LLC’s outstanding non-voting units.

Growth Partners is a casino asset and entertainment company focused on acquiring and developing a portfolio of operating assets and equity investments in the gaming and interactive entertainment industry. Upon consummation of the Transactions, Caesars Entertainment and certain of its subsidiaries will own all of the outstanding non-voting units of CGP LLC and will be the majority economic shareholder of CGP LLC, and therefore will have a large direct stake in Growth Partners’ financial performance and growth potential. Through its two businesses—Interactive Entertainment and Casino Properties and Developments – Growth Partners will focus on developing or acquiring assets with strong value creation potential and leveraging interactive technology with well-known online brands. Growth Partners’ Interactive Entertainment business consists of CIE. Growth Partners’ Casino Properties and Developments business is expected to initially consist of the Planet Hollywood and an interest in the Horseshoe Baltimore in Maryland, an early stage high-potential development project.

Assuming the rights offering is subscribed in full by all holders of subscription rights and the Sponsor CAC Proxy is granted, we anticipate that immediately following the consummation of the Transactions, Hamlet Holdings will beneficially own at least approximately 64.0% of our outstanding Class A common stock. Affiliates of the Sponsors, through granting the Sponsor CAC Proxy, may increase Hamlet Holdings’ percentage beneficial ownership of CAC through their exercise of the over-subscription privilege, through open market purchases of CAC’s Class A common stock or otherwise. As a result of Hamlet Holdings beneficially owning more than 50% of our Class A common stock, we will qualify as and, if listed, elect to be a “controlled company” under the NASDAQ Marketplace rules following the completion of the rights offering and the listing of our Class A common stock, if any. As a result, we currently intend to rely on exemptions from certain corporate governance requirements otherwise applicable to NASDAQ-listed companies.

In connection with the Transactions, we and Growth Partners will enter into various agreements with Caesars Entertainment and certain of its subsidiaries, which, among other things, (1) govern the Transactions and certain aspects of Growth Partners’ relationship with us and Caesars Entertainment and (2) establish terms under which Caesars Entertainment and its subsidiaries will provide us with (i) certain corporate shared services and back-office support and (ii) advisory and business management services. Although these agreements will be executed prior to the distribution of the subscription rights, the effectiveness of the agreements is conditioned upon the consummation of the rights offering. For more information regarding the agreements between Growth Partners and Caesars Entertainment, see “Certain Relationships and Related Party Transactions—Agreements with Caesars Entertainment and its Subsidiaries.”

What is the basic subscription right?

Holders of the basic subscription rights will have the opportunity to purchase from CAC, in the aggregate, 136,880,221 shares of CAC’s Class A common stock at a subscription price of $8.64 per whole share. Caesars Entertainment has granted to you, as a stockholder of record on the record date, one subscription right for every share of Caesars Entertainment’s common stock you owned at that time. Fractional shares or cash in lieu of fractional shares will not be issued in the rights offering. Instead, fractional shares resulting from the exercise of the basic subscription right will be eliminated by rounding up to the nearest whole share.

We determined the number of rights required to purchase one share of CAC’s Class A common stock by dividing the number of shares of Caesars Entertainment’s common stock outstanding on the record date by the number of shares of CAC’s Class A common stock which are to be sold by CAC pursuant to the rights offering. Accordingly, each subscription right allows the holder thereof to subscribe for one share of CAC’s Class A common stock at the cash price of $8.64 per whole share, subject to, if applicable, any part of the subscription price that is used to reimburse withholding taxes (including backup withholding taxes) paid by Caesars Entertainment on behalf of a subscribing stockholder. See “—How will I be impacted if the distribution of rights to me is subject to withholding tax?”

As an example, if you owned 1,000 shares of Caesars Entertainment’s common stock on the record date, you would receive 1,000 subscription rights pursuant to your basic subscription right that would entitle you to purchase 1,000 shares of our Class A common stock at a subscription price of $8.64 per whole share. Caesars Entertainment determined the subscription price of $8.64 by dividing $1,182.6 million, which is the aggregate exercise price for the rights offering as approved by Caesars Entertainment’s board of directors in connection with the Transactions, by the total number of shares of our Class A common stock to be issued in the offering. See “—How was the $8.64 per share subscription price determined?”

You may exercise all or a portion of your basic subscription rights, you may choose not to exercise any of your subscription rights or you may choose to retain all or a portion of your subscription rights not exercised. However, if you exercise less than your full basic subscription right, you will not be entitled to purchase shares of Class A common stock pursuant to the over-subscription privilege. If you elect to retain any or all of your subscription rights that are not exercised, you must return a completed and signed rights certificate with the appropriate election to the Subscription Agent before the rights offering expires on November 2, 2013, at 5:00 p.m. New York City time or, if exercised by mail postmarked on or before the expiration date, the Mail Deadline. For the avoidance of doubt, you may not elect to retain more than the number of basic subscription rights actually issued to you. Shares of Class A common stock underlying retained basic subscription rights will not be available for subscription pursuant to the over-subscription privilege.

If you are a registered holder of Caesars Entertainment’s common stock, the number of shares of Class A common stock you may purchase pursuant to your basic subscription right will be indicated on the rights certificate that you receive. If as a result of the exercise of your basic subscription rights and any over-subscription privileges you will beneficially own 5% or more of CAC’s outstanding Class A common stock, you may be required to be licensed or qualified or obtain a waiver from one or more applicable gaming regulatory authorities. If you fail to apply for and obtain such license, qualification or waiver, your shares of CAC’s Class A common stock may be redeemed by CAC in accordance with the provisions of CAC’s Certificate of Incorporation.

If you hold your shares in the name of a broker, dealer, custodian bank or other nominee who uses the services of DTC, you will not receive a rights certificate. Instead, DTC will electronically issue one subscription right to your nominee record holder for every share of Caesars Entertainment’s common stock that you own as of the record date. If you are not contacted by your nominee, you should contact your nominee as soon as possible.

What is the over-subscription privilege and how will shares of Class A common stock be allocated in the rights offering?

If you purchase all shares of CAC’s Class A common stock available to you pursuant to your basic subscription rights, you may also choose to purchase a portion of any shares of Class A common stock that other holders of subscription rights do not purchase through the exercise of their basic subscription rights. Over-subscription privileges will only be available with respect to shares of CAC’s Class A common stock underlying basic subscription rights that are not exercised or affirmatively retained by the holders of such basic subscription rights and, due to gaming regulatory requirements, will not permit you to over-subscribe for any shares of CAC’s Class A common stock that would result in you beneficially owning more than 5% of CAC’s outstanding Class A common stock. Affiliates and co-investors of the Sponsors are also eligible to exercise the oversubscription privilege. Affiliates of the Sponsors have advised Caesars Entertainment that they intend to exercise, if necessary, their over-subscription privilege for an amount such that subscription rights of at least $500.0 million are exercised in total. If co-investors of the Sponsors elect not to exercise any of their basic subscription rights, affiliates of the Sponsors, which control the co-invest vehicles, will cause the co-invest vehicles to retain the basic subscription rights not exercised by the co-investors.

Only holders who fully exercise all of their basic subscription rights may participate in the over-subscription privilege. If you wish to exercise your over-subscription privilege, you must indicate on your rights certificate, or the form provided by your nominee if your shares are held in the name of a nominee, how many additional shares of Class A common stock you would like to purchase pursuant to your over-subscription privilege, and provide payment as described below. If subscription rights for less than $500.0 million are exercised, including through exercises of over-subscription privileges, affiliates of the Sponsors may exercise their over-subscription privilege for an amount such that subscription rights of at least $500.0 million are exercised in total.

Shares of our Class A common stock will be allocated in the rights offering as follows:

•	First, shares will be allocated to holders of rights who exercise their basic subscription rights at a ratio of one share of Class A common stock per exercised subscription right.

•	Second, any remaining shares underlying basic subscription rights that were not exercised or affirmatively retained will be allocated among the holders of rights who exercise the over-subscription privilege, in accordance with the following formula:

Each holder who exercises the over-subscription privilege will be allocated a percentage of the remaining shares equal to the percentage that results from dividing (i) the number of basic subscription rights which that holder exercised by (ii) the number of basic subscription rights which all holders who wish to participate in the over-subscription privilege exercised. Such percentage could result in the allocation of more or fewer over-subscription shares than the holder requested to purchase through the exercise of the over-subscription privilege.

For example, if Stockholder A holds 200 subscription rights and Stockholder B holds 300 subscription rights and they are the only two stockholders who exercise the over-subscription privilege, Stockholder A will be allocated 40% and Stockholder B will be allocated 60% of all remaining shares available. (Example A)

•	Third, if the allocation of remaining shares pursuant to the formula described above in the second step would result in any holder receiving a greater number of shares of Class A common stock than that holder subscribed for pursuant to the over-subscription privilege, then such holder will be allocated only that number of shares for which the holder over-subscribed.

For example, if Stockholder A is allocated 100 shares pursuant to the formula described above but subscribed for only 40 additional shares pursuant to the over-subscription privilege, Stockholder A’s allocation would be reduced to 40 shares. (Example B)

•	Fourth, any shares of Class A common stock that remain available as a result of the allocation described above being greater than a holder’s over-subscription request (the 60 additional shares in Example B above) will be allocated among all remaining holders who exercised the over-subscription privilege and whose initial allocations were less than the number of shares they requested. This second allocation will be made pursuant to the same formula described above and repeated, if necessary, until all available shares of our Class A common stock have been allocated or all over-subscription requests have been satisfied in full.

To properly exercise your over-subscription privilege, you must deliver the subscription payment related to your over-subscription privilege before the rights offering expires. Because we will not know the total number of unsubscribed shares of Class A common stock before the rights offering expires, if you wish to maximize the number of shares of CAC shares you purchase pursuant to your over-subscription privilege, you will need to deliver payment in an amount equal to the aggregate subscription price for the maximum number of shares that could be available to you at the time you exercise your basic subscription rights (i.e., the aggregate payment for both your basic subscription right and for all additional shares you desire to purchase pursuant to your over-subscription request). See “The Rights Offering—The Subscription Rights—Over-subscription Privilege.” Any excess subscription payments received by the Subscription Agent, including payments for additional shares you requested to purchase pursuant to the over-subscription privilege but which were not allocated to you, will be returned, without interest or penalty, as soon as practicable following the expiration of the rights offering.

Fractional shares resulting from the exercise of the over-subscription privilege will be eliminated by rounding up to the nearest whole share. Computershare Trust Company, N.A., our Subscription Agent for the rights offering, will determine, in its sole discretion, the over-subscription allocation based on the formula described above.

Why is Caesars Entertainment conducting the rights offering?

Caesars Entertainment’s board of directors has determined that pursuing the Transactions, in which the rights offering forms an integral part, is in the best interests of Caesars Entertainment and its stockholders, and that the rights offering for CAC would provide the following expected benefits, among other things:

•	Opportunity for Investors. Caesars Entertainment’s board of directors believes that the rights offering will benefit its stockholders by giving them access to a growth-oriented investment vehicle and the ability to obtain an indirect ownership in Growth Partners, a company with a simple and flexible capital structure that will provide a competitive advantage in the pursuit of high return, capital intensive investment opportunities in land-based casino gaming, regulated online real money gaming, and social and mobile games.

•	Growth Focus and Flexibility. Growth Partners’ flexible capital structure provides it with the ability to bid on and develop new projects in new and expanding markets quickly without the constraints of a more complex capital structure. We believe that Growth Partners’ capital structure will provide access to the equity and debt markets for additional liquidity, which will position Growth Partners to capitalize on new growth opportunities.

•	Stockholder Flexibility to Own CAC Businesses. Because the subscription rights are being distributed, at no charge, to Caesars Entertainment’s existing stockholders, stockholders will have the choice to own shares in both companies or in either company separately.

•	Access to Additional Funding. Caesars Entertainment’s board of directors also believes that the Transactions will provide Caesars Entertainment access to additional funding without diluting its existing shareholders or losing the benefits of owning potential high growth assets, and without incurring additional debt.

How was the $8.64 per share subscription price determined?

CAC’s board of directors has determined that the subscription price will be $8.64 per whole share. In determining the subscription price, the board of directors of CAC considered, among other things, the valuation of assets sold and contributed to Growth Partners. Neither CAC nor its board of directors retained a financial advisor in connection with the Transactions. There can be no assurance that shares of our Class A common stock will trade at prices near or above the subscription price after the date of this prospectus. You should not consider the subscription price to be an indication of the price at which CAC’s Class A common stock will trade following the rights offering.

What was the process that Caesars Entertainment used to value the assets sold and contributed to Growth Partners?

The Valuation Committee engaged Evercore to act as a financial advisor in connection with the Transactions to provide valuation advice to the Valuation Committee. The board of directors of Caesars Entertainment engaged Evercore to provide certain opinions about the respective values of the assets sold and contributed to Growth Partners, the equity interests and other consideration received in consideration for the contribution of certain of such assets, and the fairness from a financial point of view to Caesars Entertainment of the total consideration to be received in consideration for the sale and contribution of such assets to Growth Partners.

Am I required to exercise any or all of the subscription rights I receive in the rights offering?

No. You may exercise any number of your subscription rights, you may choose not to exercise any subscription rights or you may choose to retain all or a portion of your subscription rights not exercised.

If you do not exercise any subscription rights, you will not receive any shares of our Class A common stock. If you elect to retain any or all of your subscription rights that are not exercised, you must return a completed and signed rights certificate with the appropriate election to the Subscription Agent before the rights offering expires on November 2, 2013, at 5:00 p.m. New York City time or, if exercised by mail postmarked on or before the expiration date, the Mail Deadline. For the avoidance of doubt, you may not elect to retain more than the number of basic subscription rights actually issued to you. Shares of Class A common stock underlying retained basic subscription rights will not be available for subscription pursuant to the over-subscription privilege.

If you exercise all of your basic subscription rights, your ownership interest in CAC will be equivalent to the ownership interest you currently have in Caesars Entertainment. For example, assuming that the subscription rights are exercised in full by all holders of subscription rights, if you own 1% of Caesars Entertainment’s common stock on the record date and exercise your basic subscription rights in full you will own 1% of the Class A common stock of CAC following the rights offering. If you choose to exercise your basic subscription rights in part, your ownership interest in CAC will be diluted by other stockholders who exercise their subscription rights in full. In addition, if you do not fully exercise all your basic subscription rights, you will not be entitled to participate in the over-subscription privilege, and you may be subject to adverse tax consequences. See “Risk Factors—Risks Related to the Rights Offering—If you receive but do not exercise the subscription rights before they expire, you may be subject to adverse U.S. federal income tax consequences.”

The number of shares of Caesars Entertainment’s common stock that you own, and your percentage ownership, will not change as a result of the rights offering. If you do not exercise your subscription rights to purchase shares of CAC’s Class A common stock, following the consummation of the Transactions, your indirect ownership interest in the business of Growth Partners will decrease as CAC will use the net proceeds of this offering to acquire voting units in CGP LLC. In addition, the trading price of Caesars Entertainment’s common stock immediately following the rights offering may be higher or lower than immediately prior to the rights offering because, after giving effect to the use of proceeds from this offering, a smaller portion of earnings from Growth Partners’ assets will be reflected in Caesars Entertainment’s earnings. CAC will receive cash proceeds of approximately $1,182.6 million as a result of the sale of shares of CAC’s Class A common stock (assuming the subscription rights are exercised in full).

How soon must I act to exercise my subscription rights?

If you received a rights certificate and elect to exercise any or all of your subscription rights, the Subscription Agent must receive your completed and signed rights certificate and payments before the rights offering expires on November 2, 2013, at 5:00 p.m., New York City time or, if you exercise your rights by mail postmarked on or before the expiration date, before the Mail Deadline. If you hold your shares in the name of a broker, dealer, custodian bank or other nominee, your nominee may establish a deadline before the expiration of the rights offering by which you must provide it with your instructions to exercise your subscription rights. Caesars Entertainment may cancel the rights offering for various reasons, see “The Rights Offering—Conditions, Withdrawal, and Cancellation.” If the rights offering is cancelled, all subscription payments received will be returned, without interest or penalty, as soon as practicable following the cancellation of the rights offering.

Although we will make reasonable attempts to provide this prospectus to Caesars Entertainment stockholders, the rights offering and all subscription rights will expire on the expiration date, whether or not we have been able to locate each person entitled to subscription rights.

May I transfer my subscription rights?

No. The subscription rights are non-transferable. See “Risk Factors—Risks Related to the Rights Offering—The subscription rights are not transferable, and there is no market for the subscription rights.”

Have any stockholders indicated that they will exercise their rights?

Yes. Affiliates of the Sponsors, which beneficially own approximately 64.0% of Caesars Entertainment’s outstanding shares of common stock as of the date hereof, have indicated that they currently intend to exercise their rights under the basic subscription right in full for $457.8 million (which would represent approximately 38.7% of our Class A common stock assuming the subscription rights are exercised in full) and intend to exercise, if necessary, their over-subscription privilege for an amount such that subscription rights of at least $500.0 million are exercised in total, though they have not entered into any agreement to do so. Consummation of the Transactions is contingent on the exercise of subscription rights of at least $500.0 million in total. As a result, following the completion of the rights offering and the granting of the Sponsor CAC Proxy, we expect Hamlet Holdings will beneficially own at least approximately 51.8% of our Class A common stock. Affiliates of the Sponsors have not indicated whether they intend to exercise their over-subscription privilege.

Will Hamlet Holdings control CAC following the rights offering?

We expect Hamlet Holdings to control CAC upon completion of the rights offering and the granting of the Sponsor CAC Proxy. Affiliates of the Sponsors will receive subscription rights on a pro rata basis with other Caesars Entertainment stockholders, based on their holdings of Caesars Entertainment on the record date. Affiliates of the Sponsors beneficially own approximately 64.0% of Caesars Entertainment’s common stock as of the date hereof, which would entitle them to receive subscription rights to purchase approximately 64.0% of CAC. In addition, affiliates of the Sponsors, through the Sponsor CAC Proxy, may increase Hamlet Holdings’

percentage beneficial ownership of CAC through their exercise of the over-subscription privilege, through open market purchases of CAC’s Class A common stock or otherwise. Affiliates of the Sponsors have advised Caesars Entertainment that they intend to exercise their basic subscription rights in full for $457.8 million (which would represent approximately 38.7% of our Class A common stock assuming the subscription rights are exercised in full) and intend to exercise, if necessary, their over-subscription privilege for an amount such that subscription rights of at least $500.0 million are exercised in total, though they have not entered into any agreement to do so.

Other than the condition that subscription rights of at least $500.0 million in total are exercised, Caesars Entertainment is not requiring an overall minimum subscription to complete the rights offering. However, the rights offering is subject to the satisfaction or waiver by Caesars Entertainment or CAC, as applicable, of certain conditions. In addition, CAC has the right to withdraw and cancel the rights offering if, at any time prior to its expiration, the board of directors of CAC determines, in its sole discretion, that the Transactions cannot proceed on the terms contemplated and as described under “Certain Relationships and Related Party Transactions—Transaction Agreement.”

Are there any conditions to closing the rights offering?

Yes. Caesars Entertainment’s obligation to commence the rights offering and our obligation to distribute the shares of our Class A common stock subscribed for in the rights offering and to close the Transactions is conditioned upon the satisfaction or waiver of certain conditions. These conditions include the approval by Caesars Entertainment’s board of directors of the Transactions, the corporate action required by Caesars Entertainment to consummate the Transactions. See “The Rights Offering—Conditions, Withdrawal and Cancellation.” In addition, Caesars Entertainment reserves the right to withdraw and cancel the rights offering if, at any time prior to its expiration, the board of directors of Caesars Entertainment determines, in its sole discretion, that the Transactions cannot proceed on the terms contemplated and as described under “Certain Relationships and Related Party Transactions—Transaction Agreement.”

Can Caesars Entertainment cancel the rights offering?

The rights offering is subject to the satisfaction or waiver by Caesars Entertainment or CAC, as applicable, of certain conditions. In addition, Caesars Entertainment has the right to withdraw and cancel the rights offering if, at any time prior to its expiration, the board of directors of Caesars Entertainment determines, in its sole discretion, not to proceed with the Transactions on the terms contemplated and as described under “Certain Relationships and Related Party Transactions—Transaction Agreement.” If the rights offering is cancelled, any money received from subscribing stockholders will be returned, without interest or penalty, as soon as practicable following the cancellation of the rights offering. If Caesars Entertainment cancels the rights offering, the subscription rights will be void, of no value and will cease to be exercisable for shares of CAC’s Class A common stock.

You should discuss with your tax advisor the tax consequences of receiving subscription rights if Caesars Entertainment subsequently cancels the rights offering. See “—What are the material U.S. federal income tax consequences if I receive a subscription right from Caesars Entertainment and Caesars Entertainment subsequently cancels the rights offering.”

Will officers and directors of Caesars Entertainment of CAC be able to exercise subscription rights?

Officers and directors of Caesars Entertainment and CAC that hold shares of Caesars Entertainment’s common stock may participate in the rights offering at the same subscription price per share as all other holders of subscription rights, but none of their or our officers or directors is obligated to participate.

Affiliates of the Sponsors have advised Caesars Entertainment that they intend to exercise their basic subscription rights in full for $457.8 million and intend to exercise, if necessary, their over-subscription privilege for an amount such that subscription rights of at least $500.0 million are exercised in total, though they have not entered into any agreement to do so. You should not view the intentions of the affiliates of the Sponsors as a recommendation or other indication, by them or any member of Caesars Entertainment’s or CAC’s board of directors, regarding whether the exercise of the subscription rights or the over-subscription privilege is or is not in your best interests. See “The Rights Offering—Principal Stockholders.”

Has Caesars Entertainment’s board of directors made a recommendation to Caesars Entertainment’s stockholders regarding the rights offering?

No. Caesars Entertainment’s board of directors is making no recommendation regarding your exercise of the subscription rights. Stockholders who exercise subscription rights will incur investment risk on new money invested. Neither we nor Caesars Entertainment can predict the price at which our shares of common stock will trade after the offering. The market price for our Class A common stock may be below the subscription price, and, if you purchase shares of Class A common stock at the subscription price, you may not be able to sell the shares in the future at the same price or a higher price. In addition, we have applied to list shares of our Class A common stock for trading on the NASDAQ Global Select Market; however, there can be no assurance that we will achieve a listing upon completion of this offering or thereafter. You should make your decision based on your assessment of our business and financial condition, our prospects for the future, the terms of the rights offering and the information contained in this prospectus. See “Risk Factors” for a discussion of some of the risks involved in investing in our Class A common stock.

Hamlet Holdings beneficially own approximately 64.0% of Caesars Entertainment’s outstanding shares of common stock as of the date hereof. Caesars Entertainment is controlled by Hamlet Holdings and, after completion of the rights offering and the granting of the Sponsor CAC Proxy, CAC is expected to be controlled by Hamlet Holdings. You should not view the intentions of the affiliates of the Sponsors as a recommendation or other indication, by them or any member of Caesars Entertainment or CAC’s board of directors, regarding whether the exercise of the subscription rights is or is not in your best interests.

How do I exercise my subscription rights if I am a registered holder of Caesars Entertainment’s common stock?

If you are a registered holder of Caesars Entertainment’s common stock and you wish to participate in the rights offering, you must take the following steps:

•	deliver payment (as set forth below) to the Subscription Agent before 5:00 p.m., New York City time, on November 2, 2013 or, if delivered by mail postmarked on or before the expiration date, before the Mail Deadline; and

•	deliver a properly completed and duly executed rights certificate to the Subscription Agent before 5:00 p.m., New York City time, on November 2, 2013 or, if delivered by mail postmarked on or before the expiration date, before the Mail Deadline.

In certain cases, you may be required to provide additional documentation if you are signing the rights certificate as a fiduciary or representative of the registered holders(s).

Please follow the delivery instructions on the rights certificate. Do not deliver subscription documents, the rights certificate or payment to Caesars Entertainment or to CAC. The risk of delivery to the Subscription Agent of your subscription documents, rights certificate and payment is borne by you, and not by CAC, Caesars Entertainment or the Subscription Agent. You should allow sufficient time for delivery of your subscription materials to the Subscription Agent so that the Subscription Agent receives them prior to 5:00 p.m., New York City time, on November 2, 2013 or, if delivered by mail postmarked on or before the expiration date, before the Mail Deadline.

You must timely pay the full subscription price in U.S. dollars for the full number of shares of CAC’s Class A common stock you wish to acquire in the rights offering, including any shares you wish to acquire pursuant to the over-subscription privilege. You must deliver to the Subscription Agent payment in full, by cashier’s or certified check drawn upon a United States bank, or a personal check that clears within two business days of the expiration date of the rights offering, payable to the Subscription Agent at the address set forth below, before the expiration of the rights offering period. If you wish to use any other form of payment, you must obtain the prior approval of the Subscription Agent and make arrangements in advance with the Subscription Agent for the delivery of such payment. If paying by uncertified personal check, please be aware that funds paid in this manner may take at least five business days to clear. We urge you to consider using a cashier’s or certified check as we will not be responsible for any delays in processing personal checks, even if such delays result in your rights not being exercised.

How do I participate in the rights offering if my shares are held in the name of a broker, dealer, custodian bank or other nominee?

If you hold your shares of Caesars Entertainment’s common stock in the name of a broker, dealer, custodian bank or other nominee, then your nominee is the record holder of the shares you own. The record holder must exercise the subscription rights on your behalf in accordance with your instructions. If you wish to purchase our Class A common stock through the rights offering, you should contact your broker, dealer, custodian bank or nominee as soon as possible. Please follow the instructions of your nominee. Your nominee may establish a deadline that may be before the expiration date of the rights offering.

When will I receive my rights certificate?

Promptly after the date of this prospectus, the Subscription Agent will send a rights certificate to each registered holder of Caesars Entertainment’s common stock as of 5:00 p.m., New York City time, on the record date, based on the stockholder registry maintained by the transfer agent for Caesars Entertainment’s common stock. If you hold your shares of common stock in the name of a broker, dealer, custodian bank or other nominee, you will not receive an actual rights certificate. Instead, DTC, will electronically issue one subscription right to your nominee record holder for every share of Caesars Entertainment’s common stock that you beneficially own as of the record date.

What form of payment must I use to pay the subscription price?

You must timely pay the full subscription price in U.S. dollars for the full number of shares of CAC’s Class A common stock you wish to acquire in the rights offering, including any shares you wish to acquire pursuant to the over-subscription privilege. You must deliver to the Subscription Agent payment in full, by cashier’s or certified check drawn upon a United States bank, or a personal check that clears within two business days of the expiration date of the rights offering, payable to the Subscription Agent at the address set forth below, before the expiration of the rights offering period. If you wish to use any other form of payment, you must obtain the prior approval of the Subscription Agent and make arrangements in advance with the Subscription Agent for the delivery of such payment. If paying by uncertified personal check, please be aware that funds paid in this manner may take at least five business days to clear. We urge you to consider using a cashier’s or certified check as we will not be responsible for any delays in processing personal checks, even if such delays result in your rights not being exercised.

If you send a subscription payment that is insufficient to purchase the number of shares of Class A common stock you requested, or if the number of shares you requested is not specified in the rights certificate or subscription documents, the payment received will be applied to exercise your subscription rights to the fullest extent possible based on the amount of the payment received, subject to the availability of shares of Class A common stock under the over-subscription privilege and the elimination of fractional shares.

If you send a subscription payment that exceeds the amount necessary to purchase the number of shares CAC’s Class A common stock for which you have indicated an intention to purchase, then the remaining amount will be returned to you by the Subscription Agent, without interest or penalty, as soon as practicable following the expiration of the rights offering.

What is the record date for the rights offering?

Record ownership will be determined as of 5:00 p.m., New York City time on October 17, 2013, which we refer to as the record date.

When will I receive my CAC shares?

The distribution of the shares will be made by way of direct registration in book-entry form. No share certificates will be issued. If you purchase shares of CAC’s Class A common stock in the rights offering, as soon as practicable after the closing of the rights offering and the valid exercise of subscription rights pursuant to the basic subscription right and over-subscription privilege, and after all allocations and adjustments contemplated by the terms of the rights offering have been effected, the Subscription Agent will (i) credit your account or the account of your record holder with the number of shares of our Class A common stock that you purchased pursuant to the basic subscription right and the over-subscription privilege and (ii) mail to each holder of subscription rights who exercises the over-subscription privilege any excess amount, without interest or penalty, received in payment of the subscription price for excess shares of our Class A common stock that are subscribed for by such holder of subscription rights but not allocated to such holder of subscription rights pursuant to the over-subscription privilege.

After I exercise my subscription rights and send in my payment, may I withdraw or cancel my exercise of subscription rights?

No. All exercises of subscription rights are irrevocable unless the rights offering is cancelled, even if you later learn information that you consider to be unfavorable to the exercise of your subscription rights. However, exercises of subscription rights will be revocable if there is a fundamental change to the terms of this offering and the related transactions. You should not exercise your subscription rights unless you are certain that you wish to purchase shares of our Class A common stock at a price of $8.64 per whole share. See “Risk Factors—Risks Related to the Rights Offering—You may not revoke your exercise of the subscription rights and you could be committed to buying shares at a price above the prevailing market price after completion of the rights offering.”

What effect does the rights offering have on the outstanding common stock of Caesars Entertainment?

The issuance of CAC shares in the rights offering will not affect the number of shares of Caesars Entertainment’s common stock you own or your percentage ownership of Caesars Entertainment. The trading price of Caesars Entertainment’s common stock immediately following the rights offering may be higher or lower than immediately prior to the rights offering because, after giving effect to the use of proceeds from the offering, a smaller portion of earnings from Growth Partners’ assets will be reflected in Caesars Entertainment’s earnings. CAC will receive cash proceeds of approximately $1,182.6 million as a result of the sale of shares of CAC’s common stock (assuming the subscription rights are exercised in full).

What will CAC and Caesars Entertainment receive from the rights offering?

If all of the subscription rights are exercised in full, we estimate that the proceeds to CAC from the rights offering will be approximately $1,182.6 million. Caesars Entertainment will not receive any direct proceeds from the rights offering.

Does CAC expect to pay cash dividends?

We do not anticipate paying any dividends for the foreseeable future. CAC’s sole source of funds will be the proceeds received from this offering, which will be used to consummate the Transactions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Caesars Acquisition Company—Liquidity and Capital Resources.”

Are there risks in exercising my subscription rights?

Yes. The exercise of your subscription rights involves risks. Exercising your subscription rights involves the purchase of shares of CAC’s Class A common stock. You should consider this investment as carefully as you would consider any other equity investment. Among other things, you should carefully consider the risks described under the heading “Risk Factors” in this prospectus.

If the rights offering is not completed, will my subscription payment be refunded to me?

Yes. The Subscription Agent will hold all funds it receives in escrow in a segregated bank account until completion of the rights offering. If the rights offering is not completed, all subscription payments received by the Subscription Agent will be returned, without interest or penalty, as soon as practicable following the cancellation of the rights offering. If you own shares of Caesars Entertainment’s common stock in the name of a broker, dealer, custodian bank or other nominee, it may take longer for you to receive your subscription payment because the Subscription Agent will return payments through the nominee record holder of your shares. See “Risk Factors—Risks Related to the Rights Offering—Caesars Entertainment may cancel the rights offering at any time prior to the expiration of the rights offering and in such case neither Caesars Entertainment nor the Subscription Agent will have any obligation to you except to return your exercise payments.”

Will the Class A common stock of CAC be listed on a securities exchange?

No public market currently exists for our Class A common stock. We have applied to list our Class A common stock on the NASDAQ Global Select Market under the symbol “CGP” and expect that trading on the NASDAQ Global Select Market will begin the first trading day after the completion of this offering upon which the Company has met the listing criteria and been approved for listing by the NASDAQ Global Select Market. However, we cannot assure you that we will achieve a listing upon completion of this offering or thereafter. We cannot predict when a listing will occur, the trading prices for our Class A common stock or whether an active trading market for our Class A common stock will develop. See “Risk Factors—Risks Related to Our Class A Common Stock.”

What will happen to the listing of Caesars Entertainment shares?

Nothing. Caesars Entertainment shares will continue to be listed on the NASDAQ Global Select Market under the symbol “CZR.”

What if I want to sell my shares of Caesars Entertainment’s common stock or my shares of CAC’s Class A common stock?

You should consult with your financial advisors, such as your stockbroker, bank or tax advisor. Neither Caesars Entertainment nor CAC makes any recommendations on the purchase, retention or sale of Caesars Entertainment’s common stock or CAC’s Class A common stock. In addition, the trading price of Caesars Entertainment’s common stock immediately following the rights offering may be higher or lower than immediately prior to the rights offering because Caesars Entertainment’s ownership of Growth Partners will decrease, after giving effect to the use of proceeds from the offering, and a smaller portion of earnings from Growth Partners’ assets will be reflected in Caesars Entertainment’s earnings. CAC will receive cash proceeds of approximately $1,182.6 million as a result of the sale of shares of CAC’s Class A common stock (assuming the subscription rights are exercised in full).

If you decide to sell any shares of Caesars Entertainment’s common stock before the record date, you will not receive any subscription rights described in this prospectus in respect of the shares sold. If you own Caesars Entertainment’s common stock as of 5:00 p.m., New York City time, on the record date and sell those shares after the record date, you will still receive the subscription rights that you would be entitled to receive in respect of Caesars Entertainment’s common stock you owned at the close of business on the record date.

What fees or charges apply if I purchase shares of Class A common stock in the rights offering?

Caesars Entertainment is not charging any fee or sales commission to issue subscription rights to you or to deliver shares to you if you exercise your subscription rights. If you exercise your subscription rights through your broker, dealer, custodian bank or other nominee, you are responsible for paying any fees your intermediary may charge you.

Growth Partners will use a portion of the proceeds from this offering to reimburse Caesars Entertainment and CAC for fees and expenses incurred in connection with this offering.

What are the material U.S. federal income tax consequences if I receive and exercise a subscription right?

You should discuss the U.S. federal income tax consequences of receiving and exercising a subscription right with your tax advisor, but, if you receive a subscription right, you should generally expect to have (1) taxable dividend income equal to the fair market value of the subscription right on the date of its distribution by Caesars Entertainment and (2) no additional income upon the exercise of the subscription right, if you choose to exercise such right. You will need to fund any tax resulting from the receipt of the subscription right with cash from other sources.

For a detailed discussion, see “Material U.S. Federal Income Tax Considerations.”

What are the material U.S. federal income tax consequences if I receive and do not exercise the right before it expires?

You should discuss the U.S. federal income tax consequences of receiving a subscription right and not exercising that right with your tax advisor, but, if you receive a subscription right from Caesars Entertainment and do not exercise that right before it expires, you should generally expect to have (1) taxable dividend income equal to the fair market value of the subscription right on the date of its distribution by Caesars Entertainment and (2) a short-term capital loss upon the expiration of such right in an amount equal to your adjusted tax basis in such right. In general, capital losses are available to offset only capital gains and may not be used to offset dividend or other income (except, to the extent of up to $3,000 of capital loss per year, in the case of a non-corporate U.S. stockholder). Accordingly, if you receive a subscription right from Caesars Entertainment and take no action and such subscription right expires unexercised, you may owe tax and need to fund that tax with cash from other sources. See “Risk Factors—Risks Related to the Rights Offering—If you receive but do not exercise the subscription rights before they expire, you may be subject to adverse U.S. federal income tax consequences.”

For a detailed discussion, see “Material U.S. Federal Income Tax Considerations.”

How will I be impacted if the distribution of rights to me is subject to withholding tax?

In certain circumstances, U.S. federal withholding tax or backup withholding tax may apply to the distribution by Caesars Entertainment of the subscription rights. If U.S. federal withholding tax or backup withholding tax applies to the distribution of the subscription rights to you, Caesars Entertainment, your broker or another applicable withholding agent will be required to remit any such withholding tax or backup withholding tax in cash to the Internal Revenue Service. Depending on the circumstances, the broker (or other applicable withholding agent) may obtain the funds necessary to remit any such withholding tax by asking you to provide the funds, by using funds in your account with the broker or by another means (if any) available. If Caesars Entertainment is the withholding agent with respect to you, it will use its own funds to remit any such withholding tax or backup withholding tax to the Internal Revenue Service. The amount of U.S. federal withholding tax or backup withholding tax that Caesars Entertainment pays on your behalf, if not reimbursed by you to Caesars Entertainment, should generally be treated as an additional taxable dividend to you (also subject to withholding tax). In this case, if you exercise any subscription rights, the cash that you provide shall first be used by CAC to reimburse Caesars Entertainment for any U.S. federal withholding tax or backup withholding tax Caesars Entertainment paid on your behalf. The amount of cash remaining after such reimbursement shall be applied towards the purchase of shares of our Class A common stock. Therefore, if you would like to receive your full allotment of shares of our Class A common stock, you must provide an amount of cash equal to the exercise price of all of your subscription rights plus an additional amount of cash equal to any U.S. federal withholding tax or backup withholding tax paid by Caesars Entertainment on your behalf. Additional information (including the amount of any U.S. federal withholding tax or backup withholding tax paid on your behalf) will be detailed in the instruction letter provided by Caesars Entertainment. If you exercise your subscription rights, and thus indirectly reimburse Caesars Entertainment for the amount of U.S. federal withholding tax or backup withholding tax paid on your behalf, you may be eligible to claim a refund with respect to some portion of the taxes paid on your behalf. To the extent you do not exercise your subscription rights and provide cash to CAC that can be used to reimburse Caesars Entertainment for any U.S. federal withholding tax or backup withholding tax Caesars Entertainment paid on your behalf, (i) Caesars Entertainment will be reimbursed by Growth Partners for the remaining amount of U.S. federal withholding tax or backup withholding tax it paid in the form of CEOC Notes that Growth Partners will transfer back to Caesars Entertainment or its subsidiary and (ii) CAC’s capital account balance with Growth Partners will be reduced by a corresponding amount.

For a detailed discussion, see “Material U.S. Federal Income Tax Considerations.”

What are the material U.S. federal income tax consequences if I receive a subscription right from Caesars Entertainment and Caesars Entertainment subsequently cancels the rights offering?

You should discuss the U.S. federal income tax consequences of receiving a subscription right if CAC subsequently cancels the rights offering with your tax advisor. There are limited authorities addressing the tax consequences that would apply to you in this circumstance. Certain of the authorities suggest that in this circumstance you may not have taxable dividend income upon the receipt of the subscription rights if the receipt and cancellation occur in the same taxable year. However, the scope of those authorities is unclear and Caesars Entertainment (and any other applicable withholding agent) is likely to take the position, for information reporting and withholding purposes, that you have taxable dividend income upon the receipt of the subscription rights even if CAC subsequently cancels the rights offering. If U.S. federal withholding tax is withheld from you in this event, you may wish to seek a refund of such amount from the Internal Revenue Service.

If you do have taxable dividend income upon the receipt of a subscription right even though CAC subsequently cancels the rights offering, you should generally expect to have a short-term capital loss upon the cancellation of the subscription right in an amount equal to your adjusted tax basis in such right.

For a detailed discussion, see “Material U.S. Federal Income Tax Considerations.”

How do I exercise my subscription rights if I live outside of the United States or have an army post office or fleet post office address?

The Subscription Agent will hold rights certificates for holders of Caesars Entertainment’s common stock having an address outside the United States, or who have an Army Post Office (APO) address or Fleet Post Office (FPO) address. In order to exercise subscription rights, such stockholders must notify the Subscription Agent and timely follow the additional procedures described under the heading “The Rights Offering—Foreign Stockholders.”

To whom should I send my forms and payment?

If your shares are held in the name of a broker, dealer or other nominee, you should send your subscription documents and subscription payment to that nominee. If you are the record holder, you should send your subscription documents, rights certificate and subscription payment by mail or overnight courier to:

By first class, registered or certified mail:	By express mail or overnight courier:
Computershare Trust Company, N.A. Attn Corporate Actions Voluntary Offer PO Box 43011 Providence, RI 02940-3011	Computershare Trust Company, N.A. Attn Corporate Actions Voluntary Offer 250 Royall Street, Suite V Canton, MA 02021

The risk of delivery to the Subscription Agent of subscription documents, rights certificates and subscription payments is borne by the holders of subscription rights, and not by CAC, Caesars Entertainment or the Subscription Agent. You should allow sufficient time for delivery of your subscription materials to the Subscription Agent.

Whom should I contact if I have other questions?

If you have more questions about the rights offering or need additional copies of the rights offering documents, please contact Georgeson Inc., our Information Agent, by calling (888) 624-2255 (toll-free).

RISK FACTORS

You should carefully consider the risk factors set forth below, as well as the other information contained in this prospectus. The risks described below are not the only risks facing us. Any of the following risks could materially and adversely affect our business, financial condition or operating results. In such a case, you may lose all or a part of your original investment.

Risks Related to Growth Partners’ Continued Dependence on Caesars Entertainment and the Transactions

CAC and Growth Partners are dependent on CEOC and its subsidiaries to provide corporate services, back-office support and business advisory services through the CGP Management Services Agreement. CAC and Growth Partners cannot operate without the services provided by subsidiaries of Caesars Entertainment and will be adversely affected if the CGP Management Services Agreement is terminated.

Pursuant to the CGP Management Services Agreement, CEOC and its subsidiaries will provide corporate services, back-office support and business advisory services to CAC and Growth Partners. See “Certain Relationships and Related Party Transactions—Agreements with Caesars Entertainment and its Subsidiaries—CGP Management Services Agreement.” CAC has few, and CGP LLC has no, employees and neither has any history of operating casinos or online entertainment. Therefore, the business and operations of CAC and Growth Partners are dependent on the services provided by Caesars Entertainment and its subsidiaries, and CAC and Growth Partners cannot operate without these services. If the quality of the services provided by Caesars Entertainment and its subsidiaries deteriorates, or the terms under which Caesars Entertainment and its subsidiaries provide services change in a manner that is adverse to Growth Partners, it could have a material adverse effect on CAC and Growth Partners’ business, financial condition and operating results.

In addition, if the CGP Management Services Agreement were to be terminated, or if Caesars Entertainment or its subsidiaries were to suffer significant liquidity or operational difficulties, becoming incapable of providing support and management services (or unable to provide such services at agreed upon level) to CAC or Growth Partners or cease operations altogether, CAC and/or Growth Partners would no longer have access to the operational support and management expertise provided by Caesars Entertainment and its subsidiaries and it could have a material adverse effect on CAC and Growth Partners’ business, financial condition and operating results. Any failure by CAC or Growth Partners to obtain the operational and management support of Caesars Entertainment and its subsidiaries, and particularly any failure by Growth Partners to obtain Caesars Entertainment’s expertise in operating casinos or maintain access to the Total Rewards loyalty program, would adversely affect CAC and/or Growth Partners’ business, financial condition and operating results.

Growth Partners is dependent on the expertise of Caesars Entertainment’s senior management, who may not be directly invested in Growth Partners’ success, which may have an adverse effect on Growth Partners and/or CAC’s business, financial condition and operating results.

Growth Partners will rely a great deal on the expertise and guidance of Caesars Entertainment’s senior management who do not receive direct compensation from Growth Partners. As a result, Caesars Entertainment’s senior management may devote substantially less time to the business and operations of Growth Partners than were they to be employed by Growth Partners. Senior management that is not invested in the success of Growth Partners’ business may have an adverse effect on Growth Partners and/or CAC’s business, financial condition and operating results.

Loss of the services of any key personnel from Caesars Entertainment could have a material adverse effect on the business of Growth Partners.

The leadership of Caesars Entertainment’s chief executive officer, Mr. Gary Loveman, and other executive officers, has been a critical element of Caesars Entertainment’s success. The advisory and management services provided to Growth Partners depends on these key executive officers. The death or disability of Mr. Loveman or other extended or permanent loss of his services, or any negative market or industry perception with respect to him or arising from his loss, could have a material adverse effect on Growth Partners’ business. Caesars Entertainment’s other executive officers and other members of senior management have substantial experience and expertise in the casino and online entertainment business. The unexpected loss of services of one or more of these individuals could also adversely affect Growth Partners. Growth Partners is not protected by key man insurance or similar life insurance covering members of Caesars Entertainment’s senior management, nor does Growth Partners have employment agreements with any of Caesars Entertainments executive officers.

A default by Caesars Entertainment on certain of its debt obligations could adversely affect Growth Partners’ business, financial condition and operating results.

Caesars Entertainment is a highly leveraged company and has pledged a significant portion of its assets and the assets of its subsidiaries as collateral under certain of its debt obligations, including the trademarks for which CIE has licensed the right to use, including “Caesars,” “Total Rewards” and “Harrah’s.” The stock of CEOC is also pledged to secure these debt obligations. If Caesars Entertainment or its subsidiaries were to default on these obligations, its lenders could exercise significant influence over Growth Partners’ business. Growth Partners is dependent on a number of services from Caesars Entertainment, CEOC, and other subsidiaries of Caesars Entertainment, pursuant to the CGP Management Services Agreement and CIE’s Shared Services Agreement. See “Certain Relationships and Related Party Transactions—Agreements with Caesars Entertainment and its Subsidiaries.” If Caesars Entertainment and its subsidiaries file for bankruptcy protection under the U.S. bankruptcy code, their filing may materially and adversely affect Growth Partners’ assets and operations. For example, in the event of a default by Caesars Entertainment, its lenders or their successors may elect to reject the CGP Management Services Agreement as an executory contract in a bankruptcy proceeding. Furthermore, in the event of such a default, Caesars Entertainment’s lenders also may seek to reject CIE’s cross-marketing and trademark license agreement with Caesars Entertainment in connection with a bankruptcy proceeding and, as a result, CIE would no longer have licenses to use certain trademarks owned by Caesars Entertainment or its subsidiaries. The result of this influence and any related disruption in Growth Partners’ business could have a material adverse effect on Growth Partners’ business, financial condition and operating results.

The value of the CEOC Notes held by Growth Partners would be impaired in the event of a default by Caesars Entertainment on certain of its debt obligations and such impairment could adversely affect the market price of our Class A common stock.

Caesars Entertainment is a highly leveraged company and has significant obligations for interest payments and restrictions due to its indebtedness. If Caesars Entertainment or CEOC is unable to pay the interest when due under their outstanding indebtedness, or otherwise defaults on their debt obligations, the value of the CEOC Notes held by Growth Partners would be impaired. Because the CEOC Notes constitute a significant portion of the value of Growth Partners, an impairment in the value of the CEOC Notes could adversely affect the market price of our Class A common stock.

Growth Partners has an obligation to give a right of first refusal for any development opportunities to Caesars Entertainment, but Caesars Entertainment has no obligation to give any development opportunities to Growth Partners. Caesars Entertainment may keep all potential development opportunities for itself. Growth Partners would need to rely on a separate party to pursue any opportunities without the approval and assistance of Caesars Entertainment.

Growth Partners is required to first provide any potential development opportunities to Caesars Entertainment to be considered by a committee of the Caesars Entertainment board of directors comprised of disinterested directors. Growth Partners can only proceed with such investment or opportunity to the extent such Caesars Entertainment committee declines the opportunity for itself or CEOC. See “Certain Relationships and Related Party Transactions—Agreements with Caesars Entertainment and its Subsidiaries.” If the committee provides an opportunity to Growth Partners, we expect that Growth Partners will retain a 50% interest in the management fee to be received by Caesars Entertainment, unless otherwise agreed. However, because each opportunity will be negotiated as a separate transaction, there can be no assurances that Growth Partners and Caesars Entertainment will share equally (or that Growth Partners will share at all) in the management fee. If the committee does not provide the opportunity to Growth Partners, the committee can also decide to keep the opportunity for Caesars Entertainment. No assurances can be provided that the committee will ever provide an opportunity to Growth Partners.

Although certain employees of each of the Sponsors are on the boards of directors of Caesars Entertainment and CAC, the certificates of incorporation of both companies provide that neither the Sponsors nor directors have any obligation to present any corporate opportunity to Caesars Entertainment or CAC. Accordingly, the Sponsors may pursue gaming, entertainment or other activities outside of Caesars Entertainment or CAC and have no obligation to present such opportunity to Caesars Entertainment or CAC; however, if any choose to present such opportunity to Caesars Entertainment or CAC, then such opportunity must follow the rights of first offer.

If the committee declines an opportunity altogether and Growth Partners pursues the opportunity without the support of Caesars Entertainment, Growth Partners will be required to identify and obtain the necessary services from a third party. No assurances can be provided that Growth Partners will be able to find a third party to pursue an opportunity without Caesars Entertainment and any services provided may be more expensive than, or of less quality than, those that are provided by Caesars Entertainment, and as a result, could have a material adverse impact on the success of the opportunity.

Caesars Entertainment’s interests may conflict with Growth Partners’ interests.

The interests of Caesars Entertainment could conflict with Growth Partners’ interests. Caesars Entertainment is in a casino and entertainment business similar to Growth Partners and may, from time to time in the future, pursue for itself acquisitions that would be complementary to Growth Partners’ business, in which case, and as a result, those acquisition opportunities would not be available to us. Without access to acquisition opportunities, Growth Partners will be limited in growing its business.

The success of Growth Partners’ business depends in part on its continued participation in Caesars’ Total Rewards loyalty program. If CIE, Planet Hollywood and Horseshoe Baltimore are unable to access the Total Rewards loyalty program database, it could have a material adverse impact on Growth Partners’ business.

The success of Growth Partners’ business depends in part on its ability to direct targeted marketing efforts to important casino and non-gaming customers. The ability of Growth Partners’ business to undertake those marketing efforts depends to a significant extent on its continued participation in the Total Rewards loyalty program owned and maintained by Caesars Entertainment. In connection with this program, CIE and Planet Hollywood can, and Horseshoe Baltimore will be able to, develop information which allows them to track casino play and award complimentaries and other promotional opportunities to their customers. Complimentaries and other similar rewards are customarily offered by casino and gaming facilities to their customers and are important incentives to those customers. If CIE, Planet Hollywood and Horseshoe Baltimore are unable to access the Total Rewards loyalty program database, it could have a material adverse impact on Growth Partners’ business.

CIE licenses its right to use and sublicense various trademarks and service marks from Caesars Entertainment and certain of its affiliates. Accordingly, if a third party successfully challenges Caesars Entertainment or its affiliates’ ownership of, or right to use, the Caesars-related marks or if CIE is unable to stop unauthorized use of such marks, or if Caesars Entertainment or its affiliates use such marks in a way that negatively impacts the value of such marks, CIE’s, and therefore Growth Partners’, business or results of operations could be harmed.

CIE has licensed the right to use certain trademarks and service marks owned or used by various affiliates of Caesars Entertainment, including Caesars World, Inc., Caesars License Company, LLC and CEOC. These licensed trademarks and service marks include, among others, “Caesars,” “Harrah’s” and “Total Rewards.” See “Certain Relationships and Related Party Transactions.” CIE’s rights to use these trademarks and service marks are among its most valuable assets.

If the existing licensing arrangements were terminated and CIE fails to enter into new arrangements in respect of these marks, CIE could lose its rights to use these marks and the corresponding domain names, which could have a material adverse effect on its business, financial condition and operating results. If a third party successfully challenges Caesars Entertainment or its affiliates’ ownership of, or right to use, these marks (including, for example, due to Caesars Entertainment or its affiliates’ failure to file for protection of such marks), such a challenge could also have a material adverse effect on CIE’s, therefore Growth Partners’, business, financial condition and operating results. Furthermore, if any of the entities from whom CIE licenses the right to use such marks enters into a bankruptcy proceeding, its rights to use some or all of such marks could be terminated, which could also have a material adverse effect on CIE’s, therefore Growth Partners’, business, financial condition and operating results.

In addition, these trademarks and service marks are used by Caesars Entertainment and its affiliates around the United States and internationally. Any negative events associated with the use of these marks by Caesars Entertainment or its affiliates may be out of Growth Partners’ control, and may negatively impact the “Caesars”, “Harrah’s” or “Total Rewards” brands, which could harm CIE’s, and therefore Growth Partners’, business and results of operations.

CIE may be reliant on Caesars Entertainment to obtain online gaming licenses in many commercial jurisdictions and if the affiliation is terminated, or costs to maintain such affiliation exceed revenue generated from such affiliation, it would adversely affect CIE’s, and therefore Growth Partners’, business and result of operations.

Nevada, Delaware and New Jersey have enacted laws, and several states and the Federal government are considering draft laws, that require online casinos to also have a license to operate a brick-and-mortar casino, either directly or indirectly through an affiliate. If, like Nevada, Delaware and New Jersey, other U.S. jurisdictions enact legislation legalizing real money casino gaming subject to this brick-and-mortar requirement, CIE may be unable to offer online real money gaming in such jurisdictions if CIE does not have or is unable to establish an affiliation with a brick-and-mortar casino in such jurisdiction. If CIE is able to offer online real money gaming in such jurisdictions because of CIE’s affiliation with Caesars Entertainment, CIE will be reliant on continuing its relationship with Caesars Entertainment, and there can be no assurances that Caesars Entertainment will continue to maintain such affiliation. If CIE’s affiliation with Caesars Entertainment is terminated or the costs to maintain such affiliation exceed revenue generated from online real money gaming, it would adversely affect CIE’s, and therefore Growth Partners’, business and result of operations.

A bankruptcy court may conclude that the Transactions constituted a financing rather than a true sale and as a result we would no longer have ownership and control over assets sold or contributed to Growth Partners to the extent as we do now.

For the six months ended June 30, 2013 and the fiscal year ended December 31, 2012, Caesars Entertainment and its consolidated subsidiaries reported a net loss of $430.1 million and $1,497.5 million, respectively, and CEOC and its consolidated subsidiaries separately reported a net loss of $472.9 million and $1,627.4 million, respectively. Furthermore, Caesars Entertainment and its consolidated subsidiaries, as well as CEOC and its consolidated subsidiaries, have reported significant net losses during the past three fiscal years. In a bankruptcy of Caesars Entertainment or any of its subsidiaries that sold or contributed assets to Growth Partners, including CEOC, the court may conclude that the Transactions are a disguised financing rather than a true sale. In such case, the court would deem Growth Partners’ assets as belonging to Caesars Entertainment, and consider CAC to be Caesars Entertainment’s lender to the extent of the purchase price Growth Partners paid for those assets. While we should have a claim against Caesars Entertainment for the amounts paid to Caesars Entertainment for the assets, we would no longer have ownership and control over the assets to the same extent as we do now. Moreover, if our claim against Caesars Entertainment is considered a financing, there is no guaranty that our claim will be deemed a secured claim entitled to a priority right of repayment from the assets, rather than a general unsecured claim against Caesars Entertainment’s bankruptcy estate that shares pro rata with other creditors in any recovery from the residual value of the bankruptcy estates. Finally, a risk exists that any such claim might be primed in favor of a debtor-in-possession financing, or that the court might equitably subordinate our claim to those of other creditors, recharacterize the claim as equity or otherwise not allow the claim (including on equitable grounds).

A bankruptcy court may substantively consolidate the bankruptcy estates of Caesars Entertainment and its debtor subsidiaries with Growth Partners, which would, among other things, allow the creditors of the bankrupt entities to satisfy their claims from the combined assets of the consolidated entities, including Growth Partners.

Even though Growth Partners has certain bankruptcy remote features that restrict its ability to file for bankruptcy relief, there can be no assurance that a bankruptcy court will not direct Growth Partners’ substantive consolidation with Caesars Entertainment or a subsidiary of Caesars Entertainment in a bankruptcy case of Caesars Entertainment or such subsidiary even if Growth Partners does not itself file a bankruptcy petition. Growth Partners’ substantive consolidation with Caesars Entertainment or its subsidiaries in their bankruptcy cases would, among other things, allow the creditors of the bankrupt entities to satisfy their claims from the combined assets of the consolidated entities, including Growth Partners. This may dilute the value of distributions available for recovery to Growth Partners’ creditors, and may prevent recovery by our stockholders of any value at all if the combined creditor claims exceed the combined value of the entities. In addition, substantive consolidation with Caesars Entertainment or its subsidiaries’ bankruptcies may subject our assets and operations to the automatic stay, and may impair Growth Partners’ ability to operate independently, as well as otherwise restrict our operations and capacity to function as a standalone enterprise.

A Caesars Entertainment bankruptcy filing might trigger an independent investigation of the Transactions, and expose our and Growth Partners’ contractual relationships with Caesars Entertainment and its subsidiaries to heightened scrutiny.

If Caesars Entertainment or its subsidiaries file for bankruptcy relief, it may result in an independent investigation of the Transactions. For example, a trustee or examiner may be appointed in the Caesars Entertainment bankruptcy case with the power to investigate the Transactions and determine, with the benefit of hindsight, whether the Transactions overall, and their constituent parts, were fair and equitable and otherwise beneficial to Caesars Entertainment or any bankrupt subsidiary. Additionally, any committees appointed in such bankruptcy case could conduct a similar investigation. Any such investigations may impose significant costs and expense on us and Growth Partners, and may divert management from its ability to conduct our business. In addition, we would expect that Caesars Entertainment stakeholders, including any committee appointed in such bankruptcy cases, would re-evaluate all of our and Growth Partners’ contractual and business relationships with Caesars Entertainment and its subsidiaries. This may result in materially altered terms and conditions that may be economically unfavorable to investors in CAC, and may divert significant management resources.

We may be subject to fraudulent transfer litigation that may require us to return the assets acquired in the Transactions, or their value, to Caesars Entertainment.

Creditors of Caesars Entertainment and its subsidiaries may sue us and/or Growth Partners under state or federal bankruptcy law in an effort to recover, for their benefit, the assets we acquired in the Transactions as fraudulent transfers. As a general matter, fraudulent transfer law allows a creditor to recover assets, or their value, from an initial or subsequent transferee if the debtor conveyed the assets with an actual intent to hinder, delay or defraud its creditors, or if the transfer was a constructive fraud. A constructive fraud exists even in the absence of an actual intent to defraud creditors. The principal elements of a constructive fraud are a transfer, made while a debtor was insolvent or that rendered a debtor insolvent, for less than reasonably equivalent value or fair consideration or that left the debtor with less than sufficient capital with which to conduct its business. A court may “collapse” the component steps of the restructuring into a single set of integrated transactions to determine whether the restructuring overall effected a fraudulent transfer. If we and/or Growth Partners are subject to a fraudulent transfer suit, we may have to return the assets or their value to Caesars Entertainment or be forced to pay additional amounts therefor.

Our operations depend on material contracts with third parties, including Caesars Entertainment, the continued enforcement of which may be adversely impacted by a Caesars Entertainment bankruptcy.

A debtor operating under the protection of the Bankruptcy Code may exercise certain rights that may adversely affect our contractual relations and ability to participate in the Caesars Entertainment system.

For example, the protection of the statutory automatic stay which arises by operation of section 362 of the Bankruptcy Code upon the commencement of a bankruptcy case would prohibit us from terminating a contract with Caesars Entertainment or any of its debtor subsidiaries. The Bankruptcy Code also invalidates clauses that permit the termination of contracts automatically upon the filing by one of the parties of a bankruptcy petition or which are conditioned on a party’s insolvency. Meanwhile in this circumstance, we would ordinarily be required to continue performing our obligations under such agreement. As a practical matter, legal proceedings to obtain relief from the automatic stay and to enforce rights to payments or terminate agreements can be time consuming, costly and uncertain as to outcome.

In addition, under section 365 of the Bankruptcy Code, a debtor may decide whether to assume or reject an executory contract, including the CGP Management Services Agreement, the management contracts for Planet Hollywood and the Maryland Joint Venture, the management contracts with CIE or the the CGP Operating Agreement. Assumption of a contract would permit the debtor to continue operating under the assumed contract; provided that the debtor (i) immediately cures all existing defaults thereunder or provides adequate assurance that such defaults will be promptly cured, (ii) compensates the non-debtor party for any actual monetary loss incurred as a result of the debtor’s default or provides adequate assurance that such compensation will be forthcoming and (iii) provides the non-debtor party with adequate assurance of future performance under the contract. As a general matter, a bankruptcy court approves a debtor’s assumption of a contract as long as assumption appears to be in the best interest of the debtor’s estate, the debtor is able to perform and it is a good business decision to assume the contract. Subject to bankruptcy court approval and satisfaction of the “business judgment” rule, a debtor in chapter 11 may reject an executory contract, and rejection of an executory contract in a chapter 7 case may occur automatically by operation of law. If a debtor rejects an executory contract, the non-debtor party to the contract generally has an unsecured claim against the debtor’s bankruptcy estate for breach of contract damages arising from the rejection. On request of any party to such contract, a bankruptcy court may order the debtor to determine within a specific period of time whether to assume or reject an executory contract.

Caesars Entertainment, as debtor, may seek bankruptcy court approval to assume its CGP Management Services Agreement or other valuable license agreements under section 365 of the Bankruptcy Code and may also seek to assign such agreement to a third party. It may also seek to reject such contract. If Caesars Entertainment or an applicable debtor subsidiary rejects the CGP Management Services Agreement or other license agreements, we may no longer have access to the operational support and management expertise provided by Caesars Entertainment and its subsidiaries with the result that we may lack sufficient support to manage our operations, and may no longer be able to use certain licensed intellectual property, such as certain trademarks.

In addition, a debtor may attempt to reject the CGP Operating Agreement as an executory contract. This might affect our continued existence, and other corporate governance rights. It may also relieve Caesars Entertainment from performing its obligations under Growth Partners’ limited liability company agreement, including honoring its obligations under the liquidation right and call right described under “Certain Relationships and Related Party Transactions.”

Claims of our stockholders and Growth Partners against Caesars Entertainment or its subsidiaries in a Caesars Entertainment bankruptcy might be equitably subordinated or disallowed.

Bankruptcy law allows the court to equitably subordinate claims to those of other creditors or equity holders based on inequitable conduct. A bankruptcy court may also recharacterize a claim for debt as equity, or not allow a claim for other reasons including on equitable grounds. Claims of insiders, including stockholders, are subject to heightened scrutiny and a court may find inequitable conduct in the form of overreaching or self-dealing transactions. If a claim is subordinated to those of other creditors or equity holders, or recharacterized as equity, the claim will likely receive no distribution from the bankruptcy estate unless the estate has enough assets to satisfy the non-subordinated creditors in full; a claim that is disallowed would not share in recoveries from the estate to the extent of such disallowance. The equitably subordinated or disallowed claim need not necessarily relate to the inequitable conduct. Therefore, a damages claim arising from the rejection of an executory contract may be subordinated or disallowed based on conduct wholly unrelated to the contractual relationship itself. Under these principles, should a court determine that they are triggered in a bankruptcy of Caesars Entertainment or its subsidiaries, claims of our stockholders and Growth Partners, including claims based on notes issued by Caesars Entertainment or CEOC or guarantees by Caesars Entertainment, may not share ratably with claims from other general unsecured creditors or may be disallowed.

The SEC’s investigation of a retired Deloitte partner who was formerly the advisory partner on Deloitte’s audit engagement for Caesars Entertainment could result in a determination that Deloitte was not independent of Caesars Entertainment, which could also affect Deloitte’s independence as it relates to CAC and Growth Partners, which may adversely affect CAC’s ability to comply with certain obligations imposed by federal securities law and certain debt agreements.

Deloitte & Touche LLP (“Deloitte”) is the independent registered public accounting firm for both Caesars Entertainment and CAC and its audit reports on the balance sheet of CAC and combined financial statements of the Caesars Entertainment assets that comprise Growth Partners appear herein. In April 2013, Deloitte advised Caesars Entertainment that a retired Deloitte partner who was formerly the advisory partner on Deloitte’s audit engagement for Caesars Entertainment during most of 2009 (a period not covered in this filing) is the subject of a formal investigation by the SEC. During 2009, this individual engaged in gaming activities at a Caesars Entertainment casino. Deloitte conducted a review of these gaming activities and this individual’s role as advisory partner and reported to the Audit Committee of Caesars Entertainment its conclusion that the individual’s activities did not at any time impair Deloitte’s independence, because, among other considerations, these activities were not inconsistent with the SEC’s independence rules and furthermore he had no substantive role in any audit or review concerning Caesars Entertainment. After Caesars Entertainment conducted its own independent review with the assistance of outside counsel, the Caesars Entertainment Audit Committee, in early May 2013, accepted Deloitte’s report and concurred with Deloitte’s conclusion that Deloitte’s independence was and is not impaired.

If regulatory authorities were to determine that Deloitte was not independent of Caesars Entertainment and, as a result, CAC and Growth Partners, such determination may adversely affect Caesars Entertainment’s and CAC’s ability to comply with certain obligations imposed by federal securities laws and certain debt agreements, which would have a material adverse effect on CAC’s business and financial condition.

Risks Related to Growth Partners’ Business

Growth Partners may not realize all of the anticipated benefits of current or potential future acquisitions.

Growth Partners’ ability to realize the anticipated benefits of acquisitions will depend, in part, on its ability to integrate the businesses of such acquired companies with its business. The combination of two independent companies is a complex, costly and time consuming process. This process may disrupt the business of either or both of the companies, and may not result in the full benefits expected. The difficulties of combining the operations of two companies, include, among others:

•	coordinating marketing functions;

•	undisclosed liabilities;

•	unanticipated issues in integrating information, communications and other systems;

•	unanticipated incompatibility of purchasing, marketing and administration methods;

•	retaining key employees;

•	consolidating corporate and administrative infrastructures;

•	the diversion of management’s attention from ongoing business concerns;

•	coordinating geographically separate organizations; and

•	obtaining all necessary gaming regulatory approvals.

For instance, CIE has been highly reliant on its acquisition of Playtika Ltd. (“Playtika”) to generate revenues, and Growth Partners may not realize the expected benefits of CIE’s acquisition of Playtika due to one or more of the difficulties listed above or other difficulties associated with the combination of the operations of two companies. If Growth Partners is unable to realize in whole or in part the benefits anticipated for any current or future acquisitions, it could have a material adverse effect on its, and therefore Growth Partners’, business, financial condition and operating results.

Growth Partners may require additional capital to support business growth, and this capital might not be available on acceptable terms or at all.

Growth Partners intends to continue to make significant investments to support its business growth and may require additional funds to respond to business challenges, including the need to expand into new markets, develop new games and features or enhance CIE’s existing games, improve its operating infrastructure or acquire complementary businesses, personnel and technologies. Accordingly, CAC and Growth Partners may need to engage in equity or debt financings to secure additional funds. If CAC raises additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Class A common stock. Any debt financing we or Growth Partners secures in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult to obtain additional capital and to pursue business opportunities, including potential acquisitions. CAC and Growth Partners are newly formed entities with no operating results to date and may not be able to obtain additional financing on favorable terms, if at all. For instance, the lack of operating history and relationship with Caesars Entertainment may impede Growth Partners’ ability to raise debt or equity financing on acceptable terms, if at all, and there can be no assurances that we could pursue a future offering of securities at an appropriate price to raise the necessary financing. If CAC and Growth Partners are unable to obtain adequate financing or financing on terms satisfactory to them when they require it, their ability to continue to support Growth Partners’ business growth and to respond to business challenges could be significantly impaired, which could have a material adverse effect on Growth Partners’ business, financial condition and operating results.

CAC and Growth Partners do not have restrictions on their ability to raise debt and may highly leverage their capital structure, which could adversely affect Growth Partners’ ability to pursue certain opportunities.

CAC and Growth Partners are a newly formed companies without any restrictions on their ability to raise a significant amount of debt financing and alter its capital structure. Should CAC or Growth Partners significantly leverage themselves, CAC or Growth Partners will be subject to considerable interest payment expenses that could adversely affect our ability to obtain additional financing. Further, once CAC has a highly leveraged capital structure, Growth Partners may lose certain advantages it has against competitors that have a similar capital structures that makes pursuing new, capital-intensive, opportunities more challenging.

Our historical financial information may not be a reliable indicator of our future results.

The historical financial information we have included in this prospectus has been prepared on a carve-out basis from consolidated financial statements in accordance with assumptions and allocations that we believe are reasonable. However, such historical financial information does not necessarily reflect what our financial position, results of operations and cash flows would have been as a stand-alone entity separate from Caesars Entertainment during the periods presented. Caesars Entertainment did not account for us, and we were not operated as a single stand-alone entity or segment for all the periods presented. In addition, the historical information is not necessarily indicative of what our results of operations, financial position and cash flows will be in the future.

Growth Partners’ business may be subject to seasonal fluctuations which could result in volatility or have an adverse effect on the market price of our Class A common stock.

Growth Partners’ business may be subject to some degree of seasonality. For example, in the case of CIE, it may experience seasonality based on the playing habits of its players. As the growth of CIE’s business stabilizes, the seasonal fluctuations may become more evident. In the case of Planet Hollywood, weather conditions may deter or prevent customers from reaching Planet Hollywood’s facility or undertaking day trips. Such conditions would particularly affect customers who are travelling longer distances to visit Planet Hollywood. In addition, we believe the number of customer visits to Planet Hollywood will fluctuate based on the season, with winter months experiencing lower turnout. Seasonality may cause CIE and Planet Hollywood’s working capital cash flow requirements to vary from quarter to quarter depending on the variability in the volume and timing of sales. These factors, among other things, make forecasting more difficult and may adversely affect CIE and Planet Hollywood’s ability to manage working capital and to predict financial results accurately, which could adversely affect the market price of our Class A common stock.

There may be a significant degree of difficulty in operating Growth Partners’ businesses separately from Caesars Entertainment, and managing that process effectively could require a significant amount of management’s time.

The separation from Caesars Entertainment could cause an interruption of, or loss of momentum in, the operation of Growth Partners’ businesses. Management may be required to devote considerable amounts of time to the separation, which will decrease the time they will have to manage their ordinary responsibilities. If management is not able to manage the separation effectively, or if any significant business activities are interrupted as a result of the separation, Growth Partners’ businesses and operating results could suffer.

Growth Partners may be unable to achieve some or all of the benefits that it expects to achieve from the separation of its operations from Caesars Entertainment.

As a company with operations separate from Caesars Entertainment, we believe that Growth Partners will benefit from, among other things, allowing its businesses to better focus their financial and operational resources on their specific businesses and be better positioned to dedicate resources to pursue appropriate growth opportunities and execute strategic plans best suited to their business in an efficient manner. We believe the separation will allow the management of CIE and Planet Hollywood to design and implement corporate strategies and policies that are based primarily on the business characteristics and strategic decisions of their respective business, allowing them to more effectively respond to industry dynamics and allowing the creation of effective incentives for their management and employees that are more closely tied to their respective business performance. However, Growth Partners may not be able to achieve some or all of the benefits that we expect it to achieve as a company with operations separate from Caesars Entertainment in the time we expect, if at all.

We will be allocated taxable income from Growth Partners for U.S. federal income tax purposes regardless of whether we receive corresponding cash distributions from Growth Partners to pay our tax liability.

Because CGP LLC is a partnership for U.S. federal income tax purposes, we will be allocated taxable income from CGP LLC for U.S. federal income tax purposes for each fiscal year according to the terms of the CGP Operating Agreement. We will be required to pay U.S. federal income tax on such income at the current U.S. federal corporate income tax rate, regardless of whether CGP LLC makes corresponding cash distributions to us to pay our tax liability. The CGP Operating Agreement will provide for quarterly cash tax distributions (other than in connection with a liquidation or certain partial liquidations) to be made to us and Caesars Entertainment, but there is no guarantee that such tax distributions (or other cash distributions from CGP LLC) will be sufficient for us to pay our tax liabilities.

There are no assurances that there will be future development opportunities for Growth Partners or that Growth Partners will obtain a development project other than the Maryland Joint Venture.

Growth Partners’ ability to expand into new markets to pursue development opportunities depends on passage of legislation that legalizes gambling in new markets and Caesars Entertainment not exercising its right of first offer. Although in the past few years a number of states have passed legislation permitting the development of gaming facilities, there can be no assurances that such trend will continue, and it is possible that legislatures and public sentiment will turn against permitting the development of gaming facilities. Should the states pass no additional legislation for issuing licenses or permitting the development of gaming facilities, Growth Partners will be unable to pursue development opportunities in new markets. Moreover, even if new markets open up, there can be no assurances that Caesars Entertainment and/or Growth Partners will be successful in the bid process for any new development opportunities, therefore there can be no assurances that Growth Partners will be able to enter those new markets. Further, there can be no assurances that Caesars Entertainment will not exercise its right of first refusal, thereby depriving Growth Partners of access to any potential development project. See “Certain Relationships and Related Party Transactions—Agreements with Caesars Entertainment and its Subsidiaries.”

The bonds of CEOC and other fixed rate securities we hold are sensitive to fluctuations in interest rates and would decrease in value if the interest rate increases.

As of June 30, 2013, as adjusted for the effects of the Transactions, Growth Partners holds approximately $1.1 billion in aggregate principal amount of the CEOC Notes with fixed rates of interest. Fixed rate securities are sensitive to fluctuations in market interest rates and if interest rates increase, the fixed rate securities held by Growth Partners will decrease in value. Currently, market interest rates have been at record low rates. Accordingly, an increase in market interest rates from current levels could cause the value of the fixed rate securities to decrease significantly.

Any violation of the Foreign Corrupt Practices Act or other similar laws and regulations could have a negative impact on Growth Partners.

Growth Partners is subject to risks associated with doing business outside of the United States, which exposes Growth Partners to complex foreign and U.S. regulations inherent in engaging in a cross-border business and in each of the countries in which Growth Partners and its businesses transact business. Growth Partners is subject to regulations imposed by Foreign Corrupt Practices Act (the “FCPA”) and other anti-corruption laws that generally prohibit U.S. companies and their intermediaries from offering, promising, authorizing or making improper payments to foreign government officials for the purpose of obtaining or retaining business. Violations of the FCPA and other anti-corruption laws may result in severe criminal and civil sanctions as well as other penalties and the SEC and U.S. Department of Justice have increased their enforcement activities with respect to the FCPA. Internal control policies and procedures and employee training and compliance programs that Caesars Entertainment and CIE have implemented to deter prohibited practices may not be effective in prohibiting their employees, contractors or agents from violating or circumventing such policies and the law. If the employees, contractors or agents of Caesars Entertainment, Planet Hollywood and CIE fail to comply with applicable laws or policies governing its international operations, Growth Partners may face investigations, prosecutions and other legal proceedings and actions which could result in civil penalties, administrative remedies and criminal sanctions. Compliance with international and U.S. laws and regulations that apply to Growth Partners’ international operations increases Growth Partners’ cost of doing business in foreign jurisdictions. Growth Partners also deals with significant amounts of cash in its operations and is subject to various reporting and anti-money laundering regulations. Any determination that Growth Partners or its businesses have violated the FCPA or applicable anti-money laundering laws or regulations could have a material adverse effect on its business, financial condition and operating results.

Growth Partners and CAC are subject to extensive governmental regulation and taxation policies, the enforcement of which could adversely impact Growth Partners’ business, financial condition and results of operations.

Growth Partners and CAC are subject to extensive gaming regulations and political and regulatory uncertainty. Regulatory authorities in the jurisdictions where Growth Partners operates have broad powers with respect to the licensing of casino operations and may revoke, suspend, condition or limit the gaming or other licenses of Growth Partners’ casino properties or developments, impose substantial fines and take other actions, any one of which could adversely impact Growth Partners’ business, financial condition and results of operations. In addition, regulatory authorities in one or more jurisdictions may require Growth Partners or CAC to obtain new licenses in connection with the Transactions or due to future changes in regulation. For instance, the Missouri Gaming Commission is requiring that CAC obtain certain licenses after the closing of the Transactions even though Growth Partners does not operate in Missouri. The failure of CAC to obtain a license from the Missouri Gaming Commission could, among other things, result in the loss of Caesars Entertainment’s gaming license in Missouri. If other jurisdictions require Growth Partners or CAC to obtain new licenses in connection with the Transactions or due to future changes in regulation, and Growth Partners or CAC is unable to obtain those licenses, it could adversely impact Growth Partners’ business, financial condition and results of operations.

Due to CIE’s affiliation with Caesars Palace, its operations and activities are subject to various gaming laws and laws in Nevada. We also expect CIE to be subject to these or similar laws as CIE seeks licenses for online real money gaming in the United States. For example, CIE has obtained a license in Nevada as an “operator of an interactive gaming system” and obtained regulatory approval to launch online poker in Nevada in 2013. Among these laws are various “suitability” requirements which could limit CIE’s ability to conduct business with certain third parties, make certain acquisitions and otherwise freely conduct its business. The results of such restrictions could have a material adverse effect on CIE’s, and therefore Growth Partners’, business, financial condition and operating results.

From time to time, individual jurisdictions have also considered legislation or referendums, such as bans on smoking in casinos and other entertainment and dining facilities, which could adversely impact the operations of Growth Partners’ casino property. For example, Maryland law prohibits smoking at the Horseshoe Baltimore. The likelihood or outcome of similar legislation in such jurisdictions and referendums in the future cannot be predicted, though any smoking ban would be expected to negatively impact Growth Partners’ financial performance.

The casino entertainment industry represents a significant source of tax revenues to the various jurisdictions in which casinos operate. From time to time, various state and federal legislators and officials have proposed changes in tax laws, or in the administration of such laws, including increases in tax rates, which would affect the industry. If adopted, such changes could adversely impact Growth Partners’ business, financial condition and results of operations.

Acts of terrorism, natural disasters, severe weather and political, economic and military conditions may impede Growth Partners’ ability to operate or harm its financial results.

Terrorist attacks and other acts of war or hostility have created many economic and political uncertainties. For example, a substantial number of the customers of Planet Hollywood use air travel. As a result of terrorist acts, domestic and international travel was severely disrupted, which resulted in a decrease in customer visits to Las Vegas. We cannot predict the extent to which disruptions in air or other forms of travel as a result of any further terrorist act, security alerts or war, uprisings, or hostilities in places such as Iraq and Afghanistan, other countries throughout the world will continue to directly or indirectly impact Growth Partners’ business and operating results. In addition, severe or inclement weather affecting the ability of Planet Hollywood’s customers to travel can have a negative impact on its results of operations.

Political, economic and military conditions may directly affect Growth Partners’ business by impeding its operations or player demand. In particular, a significant portion of the operations and personnel of Playtika, a subsidiary of CIE and the operator of Slotomania, are located in Israel, a country located in a particularly volatile region. Any hostilities, or any future armed conflicts, political or economic instability or violence in the region could have a material adverse effect on CIE’s, and therefore Growth Partners’, business, financial condition and operating results.

Risks Related to Growth Partners’ Interactive Entertainment Business

One game has historically generated the majority of CIE’s revenue, and CIE must continue to launch and enhance games that attract and retain a significant number of players in order to grow its revenue and sustain its competitive position.

Historically, CIE has depended on one game for the majority of its revenue and we expect that this dependency will likely continue for the foreseeable future. Specifically, Slotomania accounted for 67% of CIE’s social and mobile online game revenue for the six months ended June 30, 2013 and 65% of CIE’s total revenue for the six months ended June 30, 2013. CIE’s growth depends on its ability to increase interest in its key established game, Slotomania, by continually enhancing the game. Additionally, CIE must launch new games that achieve significant popularity. Each of CIE’s games requires significant engineering, marketing and other resources to develop, launch and sustain via regular upgrades and expansions, and such costs on average have increased and are likely to continue to increase in the future. CIE’s ability to successfully launch, sustain and expand games and attract and retain players largely depends on its ability to:

•	anticipate and effectively respond to changing player interests and preferences;

•	anticipate and respond to changes in the competitive landscape, including any future legalization of online real money gaming in the United States and other jurisdictions;

•	attract, retain and motivate talented game designers, product managers and engineers;

•	develop, sustain and expand games that are fun, interesting and compelling to play;

•	effectively market new games and enhancements to CIE’s existing players and new players;

•	develop and implement new content features in its games;

•	minimize launch delays and cost overruns on new games and game expansions;

•	minimize downtime and other technical difficulties; and

•	acquire high quality assets, personnel and companies.

It is difficult to consistently anticipate player demand on a large scale, particularly as CIE develops new games in new markets, including international markets and mobile platforms. If CIE does not successfully launch and sustain games that attract and retain a significant number of players and extend the life of CIE’s existing games, it could have a material adverse effect on CIE’s, therefore Growth Partners’, business, financial condition and operating results.

If CIE’s top game, Slotomania, does not maintain its popularity, CIE’s results of operations could be harmed.

In addition to creating new games that are attractive to a significant number of players, CIE must extend the life of its games, in particular its most successful game, Slotomania. For a game to remain popular, CIE must routinely enhance, expand and/or upgrade the game with new features and content that players find attractive. Such enhancement requires the investment of significant resources, integration into new platforms, introduction of new languages, expansion into new jurisdictions and often presents new marketing and other challenges. CIE may not be able to successfully enhance, expand or upgrade CIE’s current library of games. Any decrease in the popularity of CIE’s social and mobile games, or any other adverse developments relating to CIE’s most popular game, Slotomania, could have a material adverse effect on its, and therefore Growth Partners’, business, financial condition and operating results.

CIE relies on a small portion of its total players for nearly all of its revenue from social and mobile games and if CIE fails to grow or sustain its player base, its results of operations could be adversely affected.

Consistent with the social and mobile games business model, only a small portion of CIE’s social and mobile games players pay for virtual goods. During the second quarter of 2013, CIE’s social and mobile games business had approximately 0.20 million average Monthly Unique Payers, or 1.2% of the total number of CIE’s average Monthly Unique Users on its social and mobile platforms. In order to sustain and increase CIE’s revenue levels, CIE must attract, retain and increase the number of players that are payers. To retain players, CIE must devote significant resources so that the games they play retain their interest and attract them to CIE’s other games. If CIE fails to grow or sustain its player base, or if the rates at which CIE attracts and retain players declines or if the average amount of revenue CIE receives from its players declines, it could have a material adverse effect on CIE’s, therefore Growth Partners’, business, financial condition and operating results.

The social and mobile games industry is new and rapidly changing, which makes it difficult to evaluate CIE’s business and prospects.

Social and mobile games, from which Growth Partners derived 96% of its revenue in its Interactive Entertainment business for the six months ended June 30, 2013, is a new and rapidly evolving industry. The growth of the industries and the level of demand and market acceptance of CIE’s games are subject to a high degree of uncertainty. CIE’s future operating results will depend on numerous factors affecting the social and mobile games industry, many of which are beyond CIE’s control, including, among others:

•	the occurrence and manner of legalization of online real money gaming in the United States beyond Nevada, Delaware and New Jersey;

•	continued worldwide growth in the adoption and use of Facebook, other social networks and mobile platforms;

•	changing rules and requirements on social networks, like Facebook and mobile platforms, like Android and iOS;

•	changes in consumer demographics and public tastes and preferences;

•	changing laws and regulations affecting social and mobile games;

•	the availability and popularity of other forms of entertainment;

•	the worldwide growth of personal computer, broadband Internet and mobile device users, and the rate of any such growth; and

•	general economic conditions, particularly economic conditions adversely affecting discretionary consumer spending.

CIE’s ability to plan for game development, distribution and promotional activities will be significantly affected by its ability to anticipate and adapt to relatively rapid changes in the tastes and preferences of its current and potential players. New and different types of entertainment may increase in popularity at the expense of social and mobile games. A decline in the popularity of social or mobile games in general, or CIE’s games in particular, could have a material adverse effect on its, and therefore Growth Partners’, business, financial condition and operating results.

CIE has a new business model and a short operating history, which makes it difficult to evaluate its prospects and future financial results and may increase the risk that it will not be successful.

CIE’s business was formed in May 2009, and CIE’s business changed significantly with the acquisition of Playtika in 2011. Consequently, CIE has a short operating history and a new business model, both of which make it difficult to effectively assess its future prospects. Today, CIE’s business model is largely based on offering games that are free to play on social and mobile platforms, regulated online real money gaming in the UK and its WSOP sponsorship and licensing businesses. However, we expect CIE’s business model to change as it implements its online poker business in Nevada and other states once legalized. Moreover, to date, CIE’s social and mobile games business only earns revenue from a small portion of its players. In addition, CIE’s experience in the complex business of online real money gaming is limited. CIE’s future prospects are particularly difficult to assess because it has derived the majority of its historical revenue from its acquisition of Playtika in 2011. You should consider CIE’s business and prospects in light of the challenges it faces, any one, or the combination, of which could have material adverse effect on CIE’s, and therefore Growth Partners’, business, financial condition and operating results.

The low barriers to entry and intense competition that characterizes the social and mobile games industry could have an adverse effect on CIE’s, and therefore Growth Partners’, business financial condition and results of operations.

The social and mobile games industry has low barriers to entry and we expect more companies to enter the sector and a wider range of social and mobile games to be introduced. Even today, the industry is highly competitive. CIE’s competitors that develop social and mobile games vary in size and include publicly traded companies such as Zynga Inc. (“Zynga”), Glu Mobile, International Game Technology (“IGT”) and Electronic Arts and privately held companies such as Midasplayer.com Limited (operators of King.com). In addition, online game developers and distributors who are primarily focused on specific international markets, such as Tencent Holdings Limited in Asia, and high-profile companies with significant online presences that to date have not developed social and mobile games, such as Amazon.com, Inc., Apple Inc., Facebook, Google Inc. (“Google”), Microsoft and Yahoo! Inc., may decide to develop social and mobile games in the future. Some of these current and potential competitors have significant resources for developing or acquiring additional games, may be able to incorporate their own highly recognized brands and assets into their games, have a more diversified set of revenue sources than CIE currently does and may be less severely affected by changes in consumer preferences, regulations or other developments that may impact the social and mobile games industry. As CIE continues to devote significant resources to developing games for social and mobile platforms, CIE will face significant competition from established companies that may have far greater experience than CIE, including Zynga and Electronic Arts. Moreover, there exists in the social and mobile games industry a significant “first mover” advantage. CIE’s ability to compete effectively in respect to a particular style of game may be premised on introducing a game in that style before CIE’s competitors. Although we believe CIE is currently able to compete effectively in each of the various markets in which CIE participates, we cannot assure you that CIE will be able to continue to do so or that CIE will be capable of maintaining or further increasing its current market share. CIE’s failure to compete successfully in its various markets could have a material adverse effect on CIE’s, and therefore Growth Partners’, business, financial condition and results of operations.

If CIE fails to effectively manage its growth, CIE’s, and therefore Growth Partners’, business and operating results could be harmed.

CIE continues to experience rapid growth in its headcount and operations, which will continue to place significant demands on its management and operational, financial and technological infrastructure. As of June 30, 2013, approximately 64% of CIE’s employees had been with CIE for less than one year and approximately 91% for less than two years. Moreover, a number of the individuals CIE relies on for its operations are consultants, not full-time employees on CIE’s payroll. As CIE continues to grow, it must expend significant resources to identify, hire, integrate, develop and motivate a large number of qualified employees. If CIE fails to effectively manage its hiring needs and successfully integrate its new hires, CIE’s ability to continue launching new games and enhance existing games could suffer.

To effectively manage the growth of CIE’s business and operations, it will need to continue spending significant resources to improve its technology infrastructure, its operational, financial and management controls, and its reporting systems and procedures by, among other things:

•	monitoring and updating CIE’s technology infrastructure to maintain high performance and minimize down time;

•	enhancing information and communication systems to ensure that CIE’s employees and offices around the world are well-coordinated and can effectively communicate with each other; and

•	appropriately documenting CIE’s information technology systems and business processes.

If CIE fails to successfully do these things, it could have a material adverse effect on its, and therefore Growth Partners’, business, financial condition and operating results.

CIE’s growth prospects will suffer if it is unable to develop successful games for new and emerging platforms.

We expect CIE to devote substantial resources to the development of its social online and mobile games on new and emerging platforms, and its limited experience makes it difficult to know whether CIE will succeed in developing such games that appeal to players or advertisers on such new and emerging platforms. The uncertainties CIE faces include:

•	its experience in developing social games for use primarily on Facebook and iOS may not be relevant for developing games for new and emerging platforms;

•	many new and emerging platforms are located in countries where CIE has no or limited operating experience;

•	new and emerging platforms may require different technological requirements to adapt CIE’s games than its current platforms, which may require significant expense;

•	CIE has limited experience working with wireless carriers, new and emerging platform providers and other partners whose cooperation CIE may need in order to be successful; and

•	CIE will need to move beyond payment methods provided by social networks and successfully allow for a variety of payment methods and systems based on new mobile platforms, geographies and other factors.

These and other uncertainties make it difficult to know whether CIE will succeed in developing commercially viable games for new and emerging social and mobile platforms. If CIE does not succeed in doing so, it could have a material adverse effect on its, therefore Growth Partners’, business, financial condition and operating results.

If CIE is unable to maintain a good relationship with Facebook, Apple and/or Google, or if either Facebook, Apple or Google were to change their respective terms of service in ways unfavorable to CIE, CIE’s business may suffer.

Facebook, iOS and Android are significant distribution, marketing, promotion and payment platforms for CIE’s games. In the first six months of 2013, CIE generated approximately 93% of its social and mobile games revenue and 87% of its social and mobile games users through the Facebook, iOS and Android platforms and we expect CIE to continue to do so for the foreseeable future. CIE is subject to Facebook’s, Apple’s and Google’s respective standard terms and conditions for application developers, which govern the promotion, distribution and operation of games and other applications on the Facebook, iOS and Android platforms.

CIE has benefited from Facebook’s, Apple’s and Google’s strong brand recognition and large user bases. If Facebook, iOS and/or Google loses its market position or otherwise falls out of favor with Internet users, CIE would need to identify alternative channels for marketing, promoting and distributing CIE’s social and mobile games, which would consume substantial resources and may not be effective. In addition, Facebook, Apple and Google each have broad discretion to change their respective terms of service and other policies, without CIE’s consent and without notice, with respect to CIE and other developers, and those changes may be unfavorable to CIE. Facebook, Apple and/or Google may also change their respective fee structures, add fees associated with access to and use of the Facebook, iOS and Android platforms, change how the personal information of their respective users is made available to application developers on the Facebook, iOS or Android platforms, restrict how Facebook, iOS or Android users can share information with friends on their respective platforms, restrict or discontinue access for consumers from certain countries, discontinue or limit access to their respective platforms by CIE and other game developers or develop their own competitive offerings. If any of these events were to materialize, it could have a material adverse effect on CIE’s, and therefore Growth Partners’, business, financial condition and operating results.

The loss of the services of key personnel at CIE could have a material adverse effect on its business.

The leadership of CIE’s chief executive officer, Mitch Garber, and other executive officers has been a critical element of its success. The death or disability of Mitch Garber or other extended or permanent loss of his services, or any negative market or industry perception with respect to him or arising from his loss, could have a material adverse effect on its, therefore Growth Partners’, business. CIE’s other executive officers and other members of senior management, including Robert Antokol and Uri Shahak, co-founders of Playtika, have substantial experience and expertise in the social and mobile games industry and have made significant contributions to CIE’s growth and success. The unexpected loss of services of one or more of these individuals could have a material adverse effect on CIE’s, and therefore Growth Partners’, business, financial condition and operating results. CIE is not protected by key man or similar life insurance covering members of its senior management. CIE has employment agreements with certain of its executive officers, but these agreements do not guarantee that any given executive will remain with CIE.

If CIE is unable to attract, retain and motivate employees, it may not be able to compete effectively and may not be able to successfully expand its businesses.

CIE’s success and ability to grow are dependent, in part, on its ability to hire, retain and motivate sufficient numbers of talented people, with the increasingly diverse skills needed to serve and expand its business. Such employees, particularly game designers, product managers and engineers, are in high demand, and CIE devotes significant resources to identifying, hiring, training, integrating and retaining these employees. These efforts place significant demands on CIE’s resources. Historically, CIE has hired a number of key personnel through strategic acquisitions, such as our acquisition of Playtika, and as competition with other social and mobile games companies increases CIE may incur significant expenses in continuing this practice. The inability to attract qualified employees in sufficient numbers to meet particular demands or the loss of a significant number of CIE’s employees could have a material adverse effect on CIE’s, therefore Growth Partners’, business, financial condition and operating results.

Expansion into international markets is important for CIE’s growth, and as CIE expands internationally it faces additional business, political, regulatory, operational, financial and economic risks, any of which could increase its costs and hinder its growth.

Continuing to expand CIE’s business to attract players in countries other than the United States is a critical element of CIE’s business strategy. An important part of targeting international markets is developing offerings that have localized content and are customized for the players in those markets. We expect to continue to devote significant resources to international expansion through acquisitions, the establishment of additional offices and development studios, and increasing CIE’s foreign language strategic offerings. CIE’s ability to expand its business and to attract talented employees and players in an increasing number of international markets requires considerable management attention and resources and is subject to the particular challenges of supporting a rapidly growing business in an environment of multiple languages, cultures, customs, legal systems, alternative dispute systems, regulatory systems and commercial infrastructures. Expanding CIE’s international focus may subject it to risks that it has not faced before or increase risks that CIE currently faces, including risks associated with:

•	recruiting and retaining talented and capable management and employees in foreign countries;

•	challenges caused by distance, language and cultural differences;

•	developing and customizing games and other offerings that appeal to the tastes and preferences of players in international markets;

•	competition from local game makers with significant market share in those markets and with a better understanding of local player preferences;

•	protecting and enforcing CIE’s intellectual property rights;

•	negotiating agreements with local distribution platforms that are economically beneficial to CIE and protective of its rights;

•	the inability to extend proprietary rights in CIE’s brand, content or technology into new jurisdictions;

•	implementing alternative payment methods for virtual goods in a manner that complies with local laws and practices and protects CIE from fraud;

•	compliance with applicable foreign laws and regulations, including privacy laws and laws relating to content;

•	compliance with anti-bribery laws, including, without limitation, compliance with the FCPA;

•	credit risk and higher levels of payment fraud;

•	currency exchange rate fluctuations;

•	protectionist laws and business practices that favor local businesses in some countries;

•	foreign tax consequences, including the requirement to pay value added tax, or VAT, in certain jurisdictions;

•	foreign exchange controls or U.S. tax restrictions that might restrict or prevent CIE from repatriating income earned in countries outside the United States; and

•	political, economic and social instability.

Entering new international markets will be expensive, CIE’s ability to successfully gain market acceptance in any particular market is uncertain and the distraction of CIE’s senior management team could mean that it is unable to capitalize on other strategic opportunities. If CIE is unable to successfully expand into new international markets, it could have a material adverse effect on CIE’s, therefore Growth Partners’, business, financial condition and operating results.

The value of CIE’s virtual goods is highly dependent on how CIE manages the economies in its games. If CIE fails to manage its game economies properly, its business may suffer.

Players from whom CIE derives revenue purchase virtual goods in CIE’s games because of the perceived value of these goods, which is dependent on the relative ease of securing an equivalent good via non-paid means within the game. The perceived value of these virtual goods can be impacted, for instance, by an increase in the availability of free or discounted Facebook Credits or by various actions that CIEs take in the games, including offering discounts for virtual goods, giving away virtual goods in promotions or providing easier non-paid means to secure these goods. If CIE fails to manage its virtual economies properly, players may be less likely to purchase virtual goods, which could have a material adverse effect on its, and therefore Growth Partners’, business, financial condition and operating results.

The proliferation of hacking, security breaches, computer malware, “cheating” programs and scam offers that seek to exploit CIE’s games and players affects the game-playing experience and may lead players to stop playing CIE’s games.

Security breaches, computer malware and computer hacking attacks have become more prevalent in CIE’s industry and may occur on its systems in the future. Because of CIE’s prominence in the social and mobile game industry, CIE’s affiliation with one of the largest gaming entertainment companies in the world, and because of the prominence of the brands CIE uses in its businesses, including Caesars, WSOP, Slotomania and Bingo Blitz, we believe CIE is a particularly attractive target for hackers. Though it is difficult to determine what harm may exactly result from any specific interruption or breach, any failure to maintain performance, reliability, security and availability of CIE’s network infrastructure to the satisfaction of its players may harm CIE’s reputation and its ability to retain existing players and attract new players. CIE is particularly exposed to these risks in its online real money gaming business where players place an especially high value on the proper functioning of CIE’s games. Any security breach caused by hacking, which involves efforts to gain unauthorized access to information or systems, or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, and the inadvertent transmission of computer viruses could have a material adverse effect on CIE’s, and therefore Growth Partners’, business, financial condition and operating results.

Unrelated third parties have developed, and may continue to develop, “cheating” programs and activities that enable players to exploit CIE’s games, play them in an automated way or obtain unfair advantages over other players who do play fairly, including through the unauthorized sale of CIE’s virtual goods. These programs and activities harm the experience of players who play fairly and may disrupt the real money operations and virtual economies of CIE’s games. CIE devotes significant resources to discover and disable these programs and activities, but if CIE is unable to do so quickly its operations may be disrupted, its reputation damaged and players may stop playing its games. This may lead to lost revenue from paying players, increased cost of developing technological measures to combat these programs and activities, legal claims relating to the diminution in value of CIE’s real money gaming credits, virtual currency and increased customer service costs needed to respond to dissatisfied players.

CIE is subject to payment-related risks, such as risk of fraudulent use of credit or debt cards, which could have adverse effects on CIE’s business or results of operations due to unusually large or frequent chargebacks from customers.

CIE accepts payments using a variety of methods, including PayPal, credit and debit cards and Facebook Credits. As CIE continues to introduce new payment options to its players, CIE may be subject to additional regulatory and compliance requirements. CIE also may be subject to the risk of fraudulent use of credit or debit cards, or other payment options. For certain payment methods, including credit and debit cards and Facebook Credits, CIE pays interchange and other fees, which may increase over time and, therefore, raise operating costs and reduce profitability. CIE relies on third parties to provide payment processing services (including Facebook) and it could disrupt CIE’s business if these companies become unwilling or unable to provide these services to CIE. CIE is also subject to rules and requirements governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for CIE to comply. If CIE fails to comply with these rules or requirements, CIE may be subject to fines and higher transaction fees and lose its ability to accept PayPal, credit card, debit card, Facebook Credits or other payments from consumers which could have a material adverse effect on its, and therefore Growth Partners’, business, financial condition and operating results. In addition, depending on the merchant category code assigned to CIE by the credit card associations, especially for its online real money gaming business, CIE may be subject to a higher percentage of declined transactions which could reduce the amount of money deposited.

Chargebacks occur when customers seek to void credit card or other payment transactions. Cardholders are intended to be able to reverse card transactions only if there has been unauthorized use of the card or the services contracted for have not been provided. In CIE’s business, players occasionally seek to reverse their online real money gaming losses or purchases of virtual goods through chargebacks. Although CIE places great emphasis on control procedures to protect from chargebacks, these control procedures may not be sufficient to protect CIE from adverse effects on its business or results of operations due to unusually large or frequent chargebacks.

Programming errors or flaws in CIE’s social and mobile games, or on its regulated online real money gaming websites, could harm CIE’s reputation or decrease market acceptance of CIE’s games, which could have a material adverse effect on its, and therefore Growth Partners’, business, financial condition and operating results.

CIE’s social and mobile games, and its regulated online real money gaming websites, may contain errors, bugs, flaws or corrupted data, and these defects may only become apparent after their launch, particularly as CIE launches new games and rapidly releases new features to existing games under tight time constraints. We believe that if CIE’s players have a negative experience with its games, they may be less inclined to continue or resume playing CIE’s games or recommend its games to other potential players. Undetected programming errors, game defects and data corruption can disrupt CIE’s operations, adversely affect the game experience of CIE’s players by allowing players to gain unfair advantage, harm CIE’s reputation, cause CIE’s players to stop playing its games, divert CIE’s resources and delay market acceptance of CIE’s games, any of which could have a material adverse effect on its, and therefore Growth Partners’, business, financial condition and operating results.

Companies and governmental agencies may restrict access to Facebook, CIE’s websites or the Internet generally, which could lead to the loss or slower growth of CIE’s player base.

CIE’s online players need to access the Internet to play CIE’s games. Companies and governmental agencies could block access to the Internet generally or the particular platform on which a player wishes to play CIE’s games (e.g., Facebook) for a number of reasons such as security or confidentiality concerns or regulatory reasons, or they may adopt policies that prohibit employees from accessing Facebook, CIE’s website, CIE’s online gaming websites or other social platforms for work related efficiency reasons. For example, the government of the People’s Republic of China has blocked access to Facebook in China and, according to a recent article in The Wall Street Journal, Proctor & Gamble recently implemented a policy restricting employee access to a number of popular entertainment websites. If companies or governmental entities block or limit access to Facebook, CIE’s website, CIE’s online gaming websites or otherwise adopt policies restricting players from playing CIE’s games, it could have a material adverse effect on CIE’s, and therefore Growth Partners’, business, financial condition and operating results.

Evolving regulations concerning data privacy may result in increased regulation and different industry standards, which could prevent CIE from providing its current games to its players or require CIE to modify its games, thereby harming its business.

The regulatory framework for privacy issues worldwide is currently in flux and is likely to remain so for the foreseeable future. Practices regarding the collection, use, storage, transmission and security of personal information by companies operating over the Internet and mobile platforms have recently come under increased public scrutiny. The U.S. government, including the Federal Trade Commission and the Department of Commerce, has announced that it is reviewing the need for greater regulation for the collection of information concerning consumer behavior on the Internet, including regulation aimed at restricting certain targeted advertising practices. In addition, the European Union is in the process of proposing reforms to its existing data protection legal framework, which may result in a greater compliance burden for companies with users in Europe. Various government and consumer agencies have also called for new regulation and changes in industry practices.

CIE’s business, including its ability to operate and expand internationally, could be adversely affected if laws or regulations are adopted, interpreted or implemented in a manner that is inconsistent with CIE’s current business practices and that require changes to these practices, the design of CIE’s website, games, features or its privacy policy. In particular, the success of CIE’s business has been, and we expect will continue to be, driven by CIE’s ability to responsibly use the data that CIE’s players share with it. Therefore, CIE’s business could be harmed by any significant change to applicable laws, regulations or industry practices regarding the use or disclosure of data CIE’s players choose to share with it, or regarding the manner in which the express or implied consent of consumers for such use and disclosure is obtained. Such changes may require CIE to modify its games and features, possibly in a material manner, and may limit CIE’s ability to develop new games and features that make use of the data that CIE’s players voluntarily share with it.

CIE’s business is subject to a variety of other U.S. and foreign laws, many of which are unsettled and still developing and which could subject CIE to claims or otherwise harm its business.

It is possible that a number of laws and regulations may be adopted or construed to apply to CIE in the United States and elsewhere that could restrict the social and mobile industry, including player privacy, advertising, taxation, content suitability, copyright, distribution and antitrust. For example, certain jurisdictions in the United States and elsewhere may deem CIE’s social and mobile games to be gambling or marketing gambling to underaged persons and therefore in violation of the laws of such jurisdictions. Furthermore, the growth and development of electronic commerce and virtual goods may prompt calls for more stringent consumer protection laws that may impose additional burdens on companies such as CIE conducting business through the Internet and mobile devices. We anticipate that scrutiny and regulation of CIE’s industry will increase and that CIE will be required to devote legal and other resources to address such regulation. For example, existing laws or new laws regarding the regulation of currency and banking institutions may be interpreted to cover real money gaming credits, virtual currency or virtual goods. If that were to occur CIE may be required to seek licenses, authorizations or approvals from relevant regulators, the granting of which may be dependent on CIE meeting certain capital and other requirements and CIE may be subject to additional regulation and oversight, all of which could significantly increase CIE’s operating costs. Changes in current laws or regulations or the imposition of new laws and regulations in the United States or elsewhere regarding these activities may lessen the growth of social or mobile games or online real money gaming services and impair CIE’s business.

Any failure to protect CIE’s trademarks or other intellectual property could have a negative impact on the value of CIE’s brand names and adversely affect its business.

The development of intellectual property is part of CIE’s overall business strategy and CIE regards its intellectual property to be an important element of its success. For example, CIE owns and manages the WSOP tournaments and circuit, and CIE licenses or sublicenses trademarks for a variety of products and businesses related to this brand. CIE also owns the Slotomania brand. CIE seeks to establish and maintain its proprietary rights in its business operations and technology through the use of patents, copyrights, trademarks and trade secret laws. CIE files applications for and obtain copyrights and trademarks in the United States and in foreign countries where CIE believes filing for such protection is appropriate. CIE also seeks to maintain its trade secrets and confidential information by nondisclosure policies and through the use of appropriate confidentiality agreements. Despite CIE’s efforts to protect its proprietary rights, parties may infringe its copyrights and trademarks and use information that CIE regards as proprietary and CIE’s rights may be invalidated or unenforceable. In addition, parties may challenge CIE’s copyright or trademark applications in the United States or other jurisdictions. The laws of some foreign countries do not protect proprietary rights to as great an extent as do the laws of the United States. Monitoring the unauthorized use of CIE’s intellectual property is difficult. Litigation may be necessary to enforce CIE’s intellectual property rights or to determine the validity and scope of the proprietary rights of others. Litigation of this type could result in substantial costs and diversion of CIE’s resources. The unauthorized use or reproduction of CIE’s trademarks could diminish the value of its brand and its market acceptance, competitive advantages or goodwill, which could have a material adverse effect on CIE’s, therefore Growth Partners’, business, financial condition and operating results.

In the future, it is possible that CIE will face allegations that it has infringed the trademarks, copyrights, patents and other intellectual property rights of third parties, including from its competitors, non-practicing entities and former employers of its personnel. Patent and other intellectual property litigation may be protracted and expensive, and the results are difficult to predict. As the result of any court judgment or settlement, CIE may be obligated to cancel the launch of a new game, stop offering certain features, pay royalties or significant settlement costs, purchase licenses or modify its games and features while it develops substitutes.

The Leahy-Smith America Invents Act (the “Leahy-Smith Act”), was adopted in September 2011. The Leahy-Smith Act includes a number of significant changes to United States patent law, including provisions that affect the way patent applications will be prosecuted and may also affect patent litigation. The United States Patent and Trademark Office is currently developing regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act will not become effective until up to 18 months after its enactment. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of CIE’s business. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of CIE’s patent applications and the enforcement or defense of its issued patents, all of which could harm its business.

CIE’s business strategy is premised, in part, on the legalization of online real money gaming in the United States and its ability to predict and capitalize on any such legalization.

In the last few years, California, Florida, Mississippi, Hawaii, Massachusetts, New Jersey, Iowa, Illinois, Washington D.C. and the Federal government have considered legislation that would legalize online real money gaming. To date, only Nevada, Delaware and New Jersey have enacted such legislation. If a large number of additional states or the Federal government fail to enact online real money gaming legislation or CIE is unable to obtain the necessary licenses to operate online real money gaming websites in United States jurisdictions where such games are legalized, CIE’s future growth could be materially impaired as CIE would be limited to offering online real money gaming to players in jurisdictions outside the United States where legal. In addition, states or the Federal government may legalize online real money gaming in a manner that is unfavorable to CIE. For example, several states and the Federal government are considering draft laws that require online casinos to also have a license to operate a brick-and-mortar casino, either directly or indirectly through an affiliate. If, like Nevada and New Jersey, U.S. jurisdictions enact legislation legalizing real money casino gaming subject to this brick-and-mortar requirement, CIE may be unable to offer online real money gaming in such jurisdictions if CIE is unable to establish an affiliation with a brick-and-mortar casino in such jurisdiction. If, however, legislation is enacted legalizing real money casino gaming without this requirement, CIE would lose its advantage over some of its potential competitors that do not have an affiliate with a brick-and-mortar casino operation. The loss of this or other similar advantages CIE receives as an affiliate of Caesars Entertainment could materially impair its ability to grow its online real money gaming business in the future.

There also exists in the online real money gaming industry a significant “first mover” advantage. CIE’s ability to compete effectively in respect of a particular style of online real money gaming in the United States may be premised on introducing a style of gaming before its competitors. CIE’s failure to do so could materially impair its ability to grow its online real money gaming business in the future.

In addition to the risk that online real money gaming will be legalized in a manner unfavorable to CIE, CIE may fail to accurately predict when online real money gaming will be legalized in significant jurisdictions. The legislative process in each U.S. state and at the Federal level is unique and capable of rapid, often unpredictable change. If CIE fails to accurately forecast when and how, if at all, online real money gaming will be legalized in additional U.S. jurisdictions, such failure could impair CIE’s readiness to introduce online real money gaming offerings in such jurisdictions, which could have a material adverse effect on CIE’s, and therefore Growth Partners’, business, financial condition and operating results.

Nevada, Delaware and New Jersey are the only U.S. jurisdictions that have affirmatively legalized online real money gaming and are small jurisdictions that may not yield significant revenue. CIE has obtained regulatory approval to offer online real money gaming in Nevada and is operating WSOP.com in “field trial” mode in Nevada, but the process for obtaining regulatory approval to offer online real money gaming in Delaware and New Jersey is uncertain.

Nevada, Delaware and New Jersey are the only U.S. jurisdictions that have enacted legislation legalizing online real money gaming. Both Nevada and Delaware are relatively small jurisdictions in terms of population compared to the rest of the United States and there may be significant competition for online real money gaming in these jurisdictions, and as a result, CIE may not be able to obtain a significant amount of revenue once CIE is permitted to operate in these jurisdictions.

The process for obtaining regulatory approval to operate online real money gaming websites in Delaware and New Jersey are currently being determined. If other U.S. jurisdictions fail to affirmatively legalize online real money gaming or CIE is unsuccessful in obtaining the required approval licenses to offer online real money gaming in Delaware and New Jersey or other U.S. jurisdictions in which CIE chooses to operate and online real money gaming becomes legal, or the market in Nevada does not develop as we expect, CIE’s revenues for United States online real money gaming may be less than we expect, which could have a material adverse effect on CIE’s, and therefore Growth Partners’, business, financial condition and operating results.

Individuals may seek to participate in online real money gaming in jurisdictions where it is illegal. If CIE is unsuccessful in blocking such individuals, CIE may suffer legal penalties or an impairment of its ability to offer online real money gaming in general.

Individuals in jurisdictions in which online real money gaming is illegal may nonetheless seek to engage CIE’s online real money gaming offerings. While CIE will take steps to block access by individuals in such jurisdictions, those steps may be unsuccessful. In the event that individuals in jurisdictions in which online real money gaming is illegal engage CIE’s online real money gaming offerings, CIE may be subject to criminal sanctions, regulatory penalties, the loss of existing or future licenses necessary to offer online real money gaming or other legal liabilities, any one of which could have a material adverse effect on CIE’s, and therefore Growth Partners’, business, financial condition and operating results. For example, gambling laws and regulations in many jurisdictions require gaming industry participants to maintain strict compliance with various laws and regulations. If CIE is unsuccessful in blocking access to its online real money gaming offerings by individuals in a jurisdiction where such offerings are illegal, CIE could lose or be prevented from obtaining a license necessary to offer online real money gaming in a jurisdiction in which such offerings are legal and Growth Partners’ other gaming licenses may be materially impacted.

Social and mobile games may become subject to regulation in certain jurisdictions, which could increase CIE’s compliance costs or limit the number of jurisdictions in which CIE is able to offer social and mobile games.

Certain jurisdictions may seek to regulate social and mobile games. For example, the UK Gambling Commission recently publically indicated that it will consider whether to regulate social and mobile games in the future. If the UK or another jurisdiction important to CIE’s social and mobile games business regulates social and mobile games, CIE could incur additional costs associated with compliance with such regulation or, depending on the nature of the regulation, CIE could be prohibited from providing social and mobile games in such jurisdictions altogether. As social and mobile games constitute a significant component of CIE’s business model, such new compliance costs or jurisdictional restrictions on its ability to offer social and mobile games could have a material adverse effect on CIE’s, and therefore Growth Partners’, business, financial condition and operating results.

CIE is dependent on a small number of third-parties for its online real money gaming platforms and its development of its social and mobile games.

CIE contracts with a small number of third-party partners to develop, launch, maintain and operate its software platforms for online real money gaming, including its relationship with 888 and Amaya, and for the development of CIE’s social and mobile games. With respect to CIE’s social and mobile games, under CIE’s agreements with these third parties, CIE pays these third parties a monthly fee and, in return, the third parties develop, launch, maintain and operate various social and mobile games for CIE on a “work for hire” basis, such that CIE owns the intellectual property created by the third parties that constitutes the various social and mobile games. In addition, CIE enters into license agreements and pays license fees for certain intellectual property rights for the development, launch, maintenance and operation of CIE’s real money gaming services and social and mobile games. If, in the future, these third-parties choose not to provide such services or licenses to CIE on terms acceptable to it, CIE will have to seek alternative means of securing comparable services or licenses, which may be on terms that are not as favorable as the current terms. With respect to CIE’s platforms for online real money gaming, the termination of these services or licenses by any of these third-parties could delay the launch of CIE’s real money online poker operations in the United States if such operations are legalized or any of its social or mobile games under development. For example, if CIE’s agreement with 888 related to online gaming services in the United States were to be breached, CIE would not be able to offer online poker in Nevada and/or New Jersey as planned. The occurrence of such events could have a material adverse effect on CIE’s, and therefore Growth Partners’, business, financial condition and operating results.

Recent changes in U.S. tax laws, the enactment of future legislation implementing changes in the U.S. taxation of international business activities, a change in the application of the tax laws of various jurisdictions or the adoption of other tax reform policies could materially impact CIE’s financial position and results of operations.

Recent changes to U.S. tax laws, including limitations on the ability of taxpayers to claim and utilize foreign tax credits and the deferral of certain tax deductions until earnings outside of the United States are repatriated to the United States, as well as changes to U.S. tax laws that may be enacted in the future, could impact the tax treatment of CIE’s foreign earnings. The Obama administration has made public statements indicating that it has made international tax reform a priority, and key members of the U.S. Congress have conducted hearings and proposed legislation in the past that addresses several international tax issues. Due to the large and expanding scale of CIE’s international business activities, any changes in the U.S. taxation of such activities may increase CIE’s worldwide effective tax rate and harm CIE’s financial position and results of operations. Additionally, any increase or changes in taxes in other countries where CIE has significant operations, such as Israel, could harm CIE’s financial position and results of operations.

Moreover, CIE’s corporate structure and intercompany arrangements, including the manner in which CIE develops and uses its intellectual property and the transfer pricing of its intercompany transactions, are intended to provide CIE worldwide tax efficiencies. The application of the tax laws of various jurisdictions, including the United States, to CIE’s international business activities is subject to interpretation and depends on CIE’s ability to operate its business in a manner consistent with its corporate structure and intercompany arrangements. The taxing authorities of the jurisdictions in which CIE operates may challenge CIE’s methodologies for valuing developed technology or intercompany arrangements, including CIE’s transfer pricing, or determine that the manner in which CIE operates its business is not consistent with the manner in which CIE reports its income to the jurisdictions, which could increase CIE’s worldwide effective tax rate and harm its financial position and results of operations.

CIE will no longer be a member of Caesars Entertainment’s consolidated group for U.S. federal income tax purposes, which will trigger intercompany gains between CIE and Caesars Entertainment or other members of Caesars Entertainment’s consolidated group. CIE could be liable for taxes owed by Caesars Entertainment for periods prior to the date CIE became deconsolidated including with respect to the intercompany gains.

Following the closing of the rights offering, Caesars Entertainment will no longer own 80% or more of the common stock of CIE, and therefore, under U.S. federal income tax laws, CIE will cease to be a member of Caesars Entertainment’s consolidated group for U.S. federal income tax purposes. The triggering of deferred intercompany gains between CIE and Caesars Entertainment or other members of Caesars Entertainment’s consolidated group will result in the realization of a gain for Caesars Entertainment with respect to the WSOP assets that CIE acquired from CEOC and its subsidiaries.

After its deconsolidation from Caesars Entertainment’s consolidated group, CIE will be the parent of a new consolidated group for U.S. federal income tax purposes. Pursuant to the terms of the tax matters agreement between CIE and Caesars Entertainment (the “Tax Matters Agreement”), however, CIE may be required to make payments to Caesars Entertainment in respect of taxes owed by Caesars Entertainment for periods prior to the date CIE became deconsolidated. In addition, under U.S. federal income tax laws, each member of a consolidated group is liable for the consolidated group’s entire tax obligation. Therefore, to the extent that Caesars Entertainment, or other members of Caesars Entertainment’s consolidated group, fail to make any U.S. federal income tax payments required by law attributable to periods during which CIE was a member of Caesars Entertainment’s consolidated group, CIE could be liable for the shortfall. Similar principles may apply for foreign, state or local income tax purposes where CIE filed combined, consolidated or unitary returns with Caesars Entertainment or its subsidiaries for foreign, state or local income tax purposes.

Risks Related to Growth Partners’ Casino Properties and Developments Business

Growth Partners’ Casino Properties and Developments business is particularly sensitive to reductions in discretionary consumer spending resulting from downturns in the economy or other factors.

Changes in discretionary consumer spending or consumer preferences are driven by factors beyond Growth Partners’ control, such as perceived or actual general economic conditions; high energy, fuel and other commodity costs; the cost of travel; the potential for bank failures; a soft job market; an actual or perceived decrease in disposable consumer income and wealth; increases in gaming taxes or fees; fears of recession and changes in consumer confidence in the economy; and terrorist attacks or other global events. Growth Partners’ Casino Properties and Developments business is particularly susceptible to any such changes because Planet

Hollywood offers, and we expect that the Maryland Joint Venture will offer, a highly discretionary set of entertainment and leisure activities and amenities. If discretionary consumer spending declines, then Growth Partners’ results of operations will be adversely impacted.

The continuing economic downturn and adverse conditions in the local, regional, national and global markets have negatively affected the businesses Growth Partners is acquiring through the Transactions, and may continue to negatively affect those businesses in the future. During periods of economic contraction, Growth Partners’ revenues may decrease while some of its costs remain fixed or even increase, resulting in decreased earnings. In addition, Growth Partners may also be unable to find additional cost savings to offset any decrease in revenues. Even an uncertain economic outlook may adversely affect consumer spending in Growth Partners’ gaming operations and related facilities, as consumers spend less in anticipation of a potential economic downturn.

Theoretical win rates for Growth Partners’ casino operations depend on a variety of factors, some of which are beyond its control.

The gaming industry is characterized by an element of chance. Accordingly, Planet Hollywood employs, and the Maryland Joint Venture will employ, theoretical win rates to estimate what a certain type of game, on average, will win or lose in the long run. In addition to the element of chance, theoretical win rates are also affected by the spread of table limits and factors that are beyond Growth Partners’ control, such as a player’s skill and experience and behavior, the mix of games played, the financial resources of players, the volume of bets placed and the amount of time players spend gambling. As a result of the variability in these factors, the actual win rates at the casino may differ from the theoretical win rates and could result in the winnings of Growth Partners’ gaming customers exceeding those anticipated. The variability of these factors, alone or in combination, have the potential to negatively impact our actual win rates, which may adversely affect Growth Partners’ business, financial condition, results of operations and cash flows.

Planet Hollywood extends credit to its customers and may not be able to collect gaming receivables from its credit players.

Planet Hollywood conducts its gaming activities on a credit basis as well as a cash basis, which credit is unsecured. Table games players typically are extended more credit than slot players, and high stakes players are typically extended more credit than patrons who tend to wager lower amounts. High-end gaming is more volatile than other forms of gaming, and variances in win-loss results attributable to high-end gaming may have a significant positive or negative impact on cash flow and earnings in a particular quarter.

Planet Hollywood extends credit to those customers whose level of play and financial resources warrant, in the opinion of Planet Hollywood’s management, an extension of credit. For the year ended December 31, 2012 and the six months ended June 30, 2013, Planet Hollywood’s table games drop was approximately 21% and 16%, respectively, from credit-based guest wagering. These large receivables could have a significant impact on our results of operations if deemed uncollectible.

Planet Hollywood faces intense competition from other hotel casino resorts in Las Vegas, and Horseshoe Baltimore will be subject to competition from other regional casino resorts.

There is intense competition in the gaming industry. Competition in the Las Vegas area has increased over the last several years as the result of significant increases in hotel rooms, casino size and convention, trade show and meeting facilities. Moreover, this growth is presently continuing and is expected to continue.

Resorts located on or near the Las Vegas Strip compete with other Las Vegas Strip hotels and with other hotel casinos in Las Vegas on the basis of overall atmosphere, range of amenities, level of service, price, location, entertainment offered, theme and size. Planet Hollywood competes with a large number of other hotels and motels located in and near Las Vegas, as well as other resort destinations. Many of its competitors have established gaming operations and may have greater financial and other resources than Planet Hollywood does.

We cannot assure you that declines in the Las Vegas market are over or that hotel casino resorts will continue to be popular. Continued declines in economic conditions or the popularity of hotel casino resorts or the appeal of the features offered by Planet Hollywood, could impair our financial condition and results of operations. Even as the global economy recovers, there may be excess supply in the Las Vegas market. Further, the design and amenities of Planet Hollywood may not appeal to customers. Customer preferences and trends can change, often without warning, and we may not be able to predict or respond to changes in customer preferences in time to adapt the attractions and amenities offered at Planet Hollywood to address these new trends.

In addition, in the mid-Atlantic region, existing casino resorts provide a number of gaming options for customers, thereby creating significant competition for Horseshoe Baltimore. The casino resorts in the mid-Atlantic region compete with each other on the basis of overall atmosphere, range of amenities, level of service, price, location, entertainment offered and size. Further, the casino resort that will open with the sixth license in Prince George’s County granted by the State of Maryland may draw additional customers away from Horseshoe Baltimore. If Horseshoe Baltimore is unable to effectively compete with other regional casino resorts or keep customers, this inability may negatively affect Horseshoe Baltimore’s, and therefore Growth Partners’, business and operations.

Growth Partners’ Casino Properties and Developments Business may be subject to material environmental liability, including as a result of unknown environmental contamination.

The Casino Properties and Developments Business is subject to certain federal, state and local environmental laws, regulations and ordinances which govern activities or operations that may have adverse environmental effects, such as emissions to air, discharges to streams and rivers and releases of hazardous substances and pollutants into the environment, as well as handling and disposal from municipal/non-hazardous waste, and which also apply to current and previous owners or operators of real estate generally. Federal examples of these laws include the Clean Air Act, the Clean Water Act, the Resource Conservation Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act and the Oil Pollution Act of 1990. Certain of these environmental laws may impose cleanup responsibility and liability without regard to whether the owner or operator knew of or caused particular contamination or release of hazardous substances. Should unknown contamination be discovered on Growth Partners’ property, or should a release of hazardous substances occur on Growth Partners’ property, Growth Partners could be required to investigate and clean up the contamination and could also be held responsible to a governmental entity or third parties for property damage, personal injury or investigation and cleanup costs incurred in connection with the contamination or release, which may be substantial. Moreover, such contamination may also impair Growth Partners’ ability to use the affected property. Such liability could be joint and several in nature, regardless of fault, and could affect Growth Partners even if such property is vacated. The potential for substantial costs and an inability to use the property could adversely affect our business.

Planet Hollywood’s insurance coverage may not be adequate to cover all possible losses it could suffer, and, in the future, its insurance costs may increase significantly or it may be unable to obtain the same level of insurance coverage.

Planet Hollywood may suffer damage to its property caused by a casualty loss (such as fire, natural disasters and acts of war or terrorism) that could severely disrupt its business or subject it to claims by third parties who are injured or harmed. Although Planet Hollywood maintains insurance (including property, casualty, terrorism and business interruption insurance), that insurance may be inadequate or unavailable to cover all of the risks to which its business and assets may be exposed. Should an uninsured loss or loss in excess of insured limits occur, it could have a significant adverse impact on Planet Hollywood’s operations and revenues.

Planet Hollywood renews its insurance policies on an annual basis. If the cost of coverage becomes too high, Planet Hollywood may need to reduce its policy limits or agree to certain exclusions from its coverage in order to reduce the premiums to an acceptable amount. Among other factors, homeland security concerns, other catastrophic events or any change in the current U.S. statutory requirement that insurance carriers offer coverage for certain acts of terrorism could adversely affect available insurance coverage and result in increased premiums on available coverage (which may cause Planet Hollywood to elect to reduce its policy limits) and additional exclusions from coverage. Among other potential future adverse changes, in the future Planet Hollywood may elect to not, or may be unable to, obtain any coverage for losses due to acts of terrorism.

Planet Hollywood licenses the Planet Hollywood brand from affiliates of Robert Earl and there can be no assurances that the Planet Hollywood brand would not be negatively impacted by its use outside of our control.

Affiliates of Robert Earl license certain intellectual property relating to the operation of the Planet Hollywood Resort and Casino to Planet Hollywood. The license includes certain names and trademarks and the right to display certain memorabilia on the Planet Hollywood premises. Planet Hollywood has invested significant time and financing to establish its brand as a Hollywood-themed entertainment and non-gaming destination. The expiration or termination, or modification of the terms, of this license may have a materially adverse effect on Planet Hollywood’s, and therefore Growth Partners’, business, financial conditions and operations results.

In addition, the Planet Hollywood brand is used by affiliates of Robert Earl in Hollywood-themed restaurants and shops around the United States and internationally. Any negative events associated with the use of the Planet Hollywood brand with these restaurants and shops may be out of Growth Partners’ control, and may negatively impact the brand’s image for the Planet Hollywood casino, which could harm Planet Hollywood’s, therefore Growth Partners’, business and results of operations.

The success of third parties adjacent to Planet Hollywood are important to our ability to generate revenue and operate our business and any deterioration to their success could materially adversely affect our revenue and operations.

Planet Hollywood does not own the businesses and amenities adjacent to its property such as the Miracle Mile Shops and the hotel tower and timeshare facility operated by Hilton Grand Vacations. However, these adjacent third-party businesses and amenities stimulate additional traffic through the Planet Hollywood complex, including the casino, which is Planet Hollywood’s largest generator of revenue. Any decrease in the popularity of, or the number of customers visiting, these adjacent businesses and amenities may lead to a corresponding decrease in the traffic through Planet Hollywood complex, which would negatively affect Planet Hollywood’s, and therefore Growth Partners’, business and operating results.

Adverse outcomes in legal proceedings could adversely affect the Horseshoe Baltimore Casino, including a delay in construction and ultimately the opening of the casino and possible abandonment of the project.

We are involved in legal proceedings concerning environmental, zoning, and construction related approvals for the Horseshoe Baltimore Casino. A complaint has been filed in the Circuit Court for Baltimore City, Maryland challenging the Maryland Department of the Environment’s (“MDE”) approval of an amendment to a cleanup plan, known as a response action plan (“RAP”), to address contamination at the Casino property (the “RAP litigation”). The RAP litigation seeks to vacate the existing RAP for the site which is required as part of our participation in MDE’s voluntary cleanup program (“VCP”). The same plaintiffs have recently filed a citizen suit in U.S. District Court for the Northern Division of Maryland under the Resource Conservation and Recovery Act (“RCRA”), alleging violations of RCRA and the existence of conditions which create an imminent and substantial endangerment to human health and the environment. A third complaint involving other plaintiffs purporting to represent a class of similarly situated individuals was recently filed in the United States District Court for the Northern Division of Maryland. This action asserts claims similar to those alleged in the state court action and other federal causes of action including alleged violations of plaintiffs’ civil rights and attempts to halt construction based on alleged defects in the RAP. Finally, complaints have been filed in state and federal court against the City of Baltimore alleging violations of water pollution control laws due to the contamination present at the property.

Challenges to other environmental approvals issued by the MDE are threatened. Challenges to construction and zoning approvals and permits issued by the City of Baltimore were also filed.

None of the approvals or permits we previously obtained have been rescinded as the date of this prospectus and we are vigorously contesting all challenges. The time for challenging MDE’s approval of CBAC’s modified floodplain permit has expired without a challenge being filed. No rights of appeal are provided for the other permits that have been issued by MDE to CBAC. Administrative challenges to Baltimore City grading permits and zoning approvals were filed and resolved in our favor by the City. No appeal was filed with regard to the grading permits and the appeal period has now lapsed. The decision of the Board of Municipal Zoning Appeals to grant variances for the site was appealed by separate parties on June 20 and 24, 2013. Those appeals were dismissed on October 11, 2013. The challengers have 30 days to appeal to the Maryland Court of Special Appeals.

Obtaining the necessary governmental permits and approvals can be a complex, time-consuming and costly process. The success of our efforts to obtain permits and approvals is contingent upon many variables not within our control. Obtaining environmental approvals and permits may increase costs and cause delays or halt the construction of the project, depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority. Interested parties can seek to prevent the issuance of permits and approvals and pursue extensive appeal rights, including up to the Maryland Court of Appeals, the highest court in the State of Maryland. There can be no assurance that all necessary approvals and permits will be obtained and, if obtained, that the costs involved will not exceed those that we previously estimated. If any of these challenges is successful, it could result in a more expensive remediation of existing site conditions, delay in construction, and ultimately the opening of Horseshoe Baltimore and possible abandonment of the project.

Developing the Maryland Joint Venture with other equity partners adds additional risk that may result in a material adverse effect on Growth Partners’ business, financial condition and operating results.

Growth Partners is expected to indirectly hold approximately 41% interest in the Maryland Joint Venture following the CVPR Sale. While Growth Partners can influence the management of the Maryland Joint Venture through its equity ownership, Growth Partners will rely on the other equity partners for providing certain funding for development of the Maryland Joint Venture and there can be no assurances that the other equity partners will provide sufficient funding, or any funding at all. The failure of other equity partners in the Maryland Joint Venture to provide the appropriate level of funding may result in a material adverse effect on Growth Partners’ business, financial condition and operating results.

Risks Related to Our Class A Common Stock

Caesars Entertainment’s call right on our Class A common stock may result in you being forced to sell our Class A common stock at a disadvantageous time and will cause you to own stock of Caesars Entertainment. This call right may not occur at all due to the discretion of Caesars Entertainment or the inability of Caesars Entertainment to achieve sufficient liquidity to exercise such right.

After the third anniversary of the closing of the Transactions, Caesars Entertainment will have the right, which it may assign to any of its affiliates or to any transferee of all non-voting units of CGP LLC held by Caesars Entertainment, to acquire all or a portion of the voting units of CGP LLC (or, at our option, shares of CAC’s Class A common stock) not otherwise owned by Caesars Entertainment at such time. As a result, you may be forced to sell your shares of CAC’s Class A common stock on little notice and at a value that may cause you to realize a loss. The exercise of this right by Caesars Entertainment will result in you receiving consideration entirely or partly in the form of stock of Caesars Entertainment, which may be a tax-free reorganization for U.S. federal income tax purposes in certain circumstances. If the exchange is not a tax-free reorganization, you may recognize gain or loss for U.S. federal income tax purposes on such exchange depending on the amount of cash and the value of the stock of Caesars Entertainment you receive in such exchange and the adjusted tax basis of your shares of CAC’s Class A common stock. There can be no assurances that the stock of Caesars Entertainment will maintain its value from the time of Caesars Entertainment’s exercise of the call right or be part of an active trading market. As a consequence, you may be forced to dispose of the stock of Caesars Entertainment at a great loss.

In addition, Caesars Entertainment may exercise the call right in its sole discretion, subject to meeting certain conditions, so Caesars Entertainment may decide to not exercise the call right for any reason whatsoever. Moreover, if Caesars Entertainment does not meet certain liquidity requirements, it will be unable to exercise the call right. The uncertainty as to the timing of the exercise of the call right, if at all, by Caesars Entertainment may adversely affect the trading value of our stock. See “Certain Relationships and Related Party Transactions—Agreements with Caesars Entertainment and its Subsidiaries—Call Right.”

CGP LLC will be required to be liquidated in eight years and six months, which may result in you receiving less than the full value of your Class A common stock.

Following the fifth anniversary of the closing of the Transactions, our Board will have the right to cause a liquidation of CGP LLC, including the sale or winding up of CGP LLC or other monetization of all of its assets. On the eighth year and six month anniversary of the closing of the Transactions (unless otherwise agreed by Caesars Entertainment and CAC), if our Board has not previously exercised its liquidation right, CGP LLC shall, and our Board shall cause CGP LLC to, effect a liquidation. Because the liquidation will occur on a set schedule, it is possible that regulations or market factors at the time of liquidation may impede the ability to liquidate the assets of CGP LLC. If CGP LLC is unable to liquidate portions of assets, proceeds from the liquidation will be negatively impacted. Moreover, the forced liquidation does not preserve the flexibility to maximize the value of CGP LLC’s assets in a sale by waiting for an advantageous time. In addition, CAC’s allocable portion of the gain (if any) on the liquidation of the assets of CGP LLC will generally be subject to U.S. federal income tax at the regular corporate rate. As a result, you may receive less than the full value of your Class A common stock should a liquidation occur at the eighth year and six month anniversary of the closing of the Transactions.

An active trading market for our Class A common stock may not develop.

Prior to this offering, there has not been a public market for our Class A common stock. In addition, we have applied to list shares of our Class A common stock for trading on the NASDAQ Global Select Market; however, there can be no assurance that we will achieve a listing upon completion of this offering or thereafter. We cannot predict the extent to which investor interest in us will lead to the development of an active trading market or how liquid that market might become. As a result our share price may experience significant volatility and may not necessarily reflect the value of our expected performance. If an active trading market does not develop, you may have difficulty selling any of our common stock that you buy. Consequently, you may not be able to sell our Class A common stock at prices equal to or greater than the price you paid in this offering.

Future sales or the possibility of future sales of a substantial amount of our Class A common stock may depress the price of shares of our Class A common stock.

Future sales or the availability for sale of substantial amounts of our Class A common stock in the public market could adversely affect the prevailing market price of our Class A common stock and could impair our ability to raise capital through future sales of equity securities.

After giving effect to this offering as if it were to occur on the date hereof, there would be 136,880,221 shares of our Class A common stock outstanding (assuming that the subscription rights are exercised in full), all of which will be the same class of voting Class A common stock. All of the outstanding shares of our Class A common stock will be eligible for resale under Rule 144 or Rule 701 of the Securities Act, subject to volume limitations, applicable holding period requirements and the lock-up agreements described below or other contractual restrictions.

We cannot predict the size of future issuances of our Class A common stock or other securities or the effect, if any, that future issuances and sales of our Class A common stock or other securities, including future sales by Caesars Entertainment, will have on the market price of our Class A common stock. Sales of substantial amounts of Class A common stock (including shares of Class A common stock issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices for our Class A common stock.

The price and trading volume of our Class A common stock may fluctuate significantly, and you could lose all or part of your investment.

Even if an active trading market develops upon completion of this offering and listing of our Class A common stock, the market price of our Class A common stock may be highly volatile and could be subject to wide fluctuations. In addition, the trading volume of our Class A common stock may fluctuate and cause significant price variations to occur. Volatility in the market price of our Class A common stock may prevent you from being able to sell your shares at or above the price you paid for your shares of Class A common stock. The market price for our Class A common stock could fluctuate significantly for various reasons, including:

•	our operating and financial performance and prospects;

•	our quarterly or annual earnings or those of other companies in our industry;

•	conditions that impact demand for the products and services of Growth Partners’ businesses;

•	the public’s reaction to our press releases, other public announcements and filings with the SEC;

•	changes in earnings estimates or recommendations by securities analysts who track our Class A common stock;

•	market and industry perception of our success, or lack thereof, in pursuing our growth strategy;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	changes in government and environmental regulation, including gaming taxes;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	arrival and departure of key personnel;

•	the small percentage of shares to be publicly traded after this offering;

•	changes in our capital structure;

•	increases in market interests rates that would decrease the value of Growth Partners’ fixed-rate securities;

•	changes in the stock price of, or a restructuring of, Caesars Entertainment;

•	sales of Class A common stock by us or affiliates of the Sponsors;

•	the expiration of contractual lock-up agreements; and

•	changes in general market, economic and political conditions in the United States and global economies or financial markets, including those resulting from natural disasters, terrorist attacks, acts of war and responses to such events.

In addition, in recent years, the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in the gaming, lodging, hospitality and entertainment industries. The changes frequently appear to occur without regard to the operating performance of the affected companies. Hence, the price of our Class A common stock could fluctuate based upon factors that have little or nothing to do with us, and these fluctuations could materially reduce our share price.

Hamlet Holdings will control us and their interests may conflict with or differ from your interests as a stockholder.

After giving effect to this offering and the granting of the Sponsor CAC Proxy, Hamlet Holdings will beneficially own approximately 64.0% of our Class A common stock (assuming that the subscription rights are exercised in full without the exercise of any over-subscription privilege by affiliates of the Sponsors). Hamlet Holdings will have the power to control our Board. Moreover, Hamlet Holdings will have the ability to vote on any transaction that requires the approval of our Board or our stockholders, including the approval of significant corporate transactions such as mergers and the sale of substantially all of our assets. In addition, Hamlet Holdings, the members of which are comprised of three individuals affiliated with Apollo and two individuals affiliated with TPG, as of the date hereof beneficially owned approximately 64.0% of Caesars Entertainment’s common stock and controls Caesars Entertainment. As a result, even though an independent committee of the Board of Caesars Entertainment may make decisions with regard to development opportunities for Growth Partners, Hamlet Holdings is in a position to exert a significant influence over both of CAC and Caesars Entertainment and the direction of their business and operations.

The interests of Hamlet Holdings and the Sponsors could conflict with or differ from the interests of holders of our Class A common stock. Affiliates of the Sponsors are in the business of making or advising on investments in companies they hold, and may from time to time in the future acquire interests in or provide advice to businesses that directly or indirectly compete with certain portions of our business or are suppliers or customers of ours or may pursue acquisitions that may be complementary to our business, in which case and, as a result, those acquisition opportunities may not be available to us.

The concentration of ownership held by Hamlet Holdings could delay, defer or prevent a change of control of us or impede a merger, takeover or other business combination which another stockholder may otherwise view favorably. In addition, a sale of a substantial number of shares of stock in the future by Hamlet Holdings could cause our stock price to decline.

So long as Hamlet Holdings continues to beneficially own a significant amount of the outstanding shares of our Class A common stock, Hamlet Holdings will continue to be able to strongly influence or effectively control our decisions.

Our stockholders are subject to extensive governmental regulation and if a stockholder is found unsuitable by the gaming authority, that stockholder would not be able to beneficially own our Class A common stock directly or indirectly and we will have the right to redeem the Class A common stock of such disqualified holder.

In many jurisdictions, gaming laws can require any of our stockholders to file an application, be investigated and qualify or have his, her or its suitability determined by gaming authorities. Gaming authorities have very broad discretion in determining whether an applicant should be deemed suitable. Subject to certain administrative proceeding requirements, the gaming regulators have the authority to deny any application or limit, condition, restrict, revoke or suspend any license, registration, finding of suitability or approval, or fine any person licensed, registered or found suitable or approved, for any cause deemed reasonable by the gaming authorities. For additional information on the criteria used in making determinations regarding suitability, see “Gaming Regulatory Overview.”

For example, under Nevada gaming laws, each person who acquires, directly or indirectly, beneficial ownership of any voting security, or beneficial or record ownership of any non-voting security or any debt security, in a public corporation which is registered with the Nevada Gaming Commission, or the Gaming Commission, may be required to be found suitable if the Gaming Commission has reason to believe that his or her acquisition of that ownership, or his or her continued ownership in general, would be inconsistent with the declared public policy of Nevada, in the sole discretion of the Gaming Commission. Any person required by the Gaming Commission to be found suitable shall apply for a finding of suitability within 30 days after the Gaming Commission’s request that he or she should do so and, together with his or her application for suitability, deposit with the Nevada Gaming Control Board a sum of money which, in the sole discretion of the Control Board, will be adequate to pay the anticipated costs and charges incurred in the investigation and processing of that application for suitability, and deposit such additional sums as are required by the Control Board to pay final costs and charges. Additionally, under Ohio law, an institutional investor, which is broadly defined and includes any corporation, that holds any amount of our stock will be required to apply for and obtain a waiver of suitability determination.

Furthermore, any person required by a gaming authority to be found suitable, who is found unsuitable by the gaming authority, may not hold directly or indirectly the beneficial ownership of any voting security or the beneficial or record ownership of any non-voting security or any debt security of any public corporation which is registered with the gaming authority beyond the time prescribed by the gaming authority. Such a finding could result in an owner of our securities being required to dispose of their securities at prices less than the price paid in this offering. A violation of the foregoing may constitute a criminal offense. A finding of unsuitability by a particular gaming authority impacts that person’s ability to associate or affiliate with gaming licensees in that particular jurisdiction and could impact the person’s ability to associate or affiliate with gaming licensees in other jurisdictions. The Certificate of Incorporation contains provisions establishing the right to redeem our Class A common stock held by disqualified holders if such holder is determined by any gaming regulatory agency to be unsuitable.

Many jurisdictions also require any person who acquires beneficial ownership of more than a certain percentage of voting securities of a gaming company and, in some jurisdictions, non-voting securities, typically 5%, to report the acquisition to gaming authorities, and gaming authorities may require such holders to apply for qualification or a finding of suitability, subject to limited exceptions for “institutional investors” that hold a company’s voting securities for investment purposes only.

Some jurisdictions may also limit the number of gaming licenses in which a person may hold an ownership or a controlling interest. It is unclear whether and to what extent such prohibitions will apply to online real money gaming operations when and if such operations become legal in U.S. jurisdictions other than Nevada.

Your percentage ownership in us may be diluted in the future.

Your percentage ownership in CAC may be diluted in the future because of equity awards that may be granted to our directors, officers and employees in the future. We may decide to establish equity incentive plans that will provide for the grant of common stock-based equity awards to our directors, officers and other employees. In addition, we may issue equity in order to raise capital or in connection with future acquisitions and strategic investments, which would dilute your percentage ownership.

Because we do not anticipate paying dividends on our Class A common stock in the foreseeable future, you should not expect to receive dividends on shares of our Class A common stock.

We have no present plans to pay cash dividends to our stockholders and, for the foreseeable future, intend to retain all of our earnings for use in our business. The declaration of any future dividends by us is within the discretion of our Board and will be dependent on our earnings, financial condition and capital requirements, as well as any other factors deemed relevant by our Board.

We will be a “controlled company” within the meaning of the NASDAQ Marketplace rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements.

Upon a listing, and upon the closing of this offering and granting of the Sponsor CAC Proxy, Hamlet Holdings will continue to control a majority of our voting Class A common stock. As a result, we will be a “controlled company” within the meaning of the NASDAQ corporate governance standards. Under the NASDAQ Marketplace rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of the Board consists of independent directors;

•	the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors;

•	the requirement that we have a compensation committee that is composed entirely of independent directors; and

•	the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees.

Following this offering, we intend to utilize these exemptions. As a result, we will not have a majority of independent directors nor will our nominating and corporate governance and compensation committees consist entirely of independent directors and we will not be required to have an annual performance evaluation of the nominating and corporate governance and compensation committees. See “Management.” Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the NASDAQ corporate governance requirements.

We are an “emerging growth company” and our possible election to delay adoption of new or revised accounting standards applicable to public companies may result in our financial statements not being comparable to those of other public companies. As a result of this and other reduced disclosure requirements applicable to emerging growth companies, our Class A common stock may be less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. In addition, Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards such that an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

We have elected to delay such adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, our financial statements may not be comparable to the financial statements of other public companies.

We may take advantage of these reporting exemptions until we are no longer an “emerging growth company.” We will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year during which our total annual gross revenues equal or exceed $1.0 billion, (ii) the last day of the fiscal year following the fifth anniversary of our initial public offering, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt or (iv) the date on which we are deemed a “large accelerated filer” under Rule 12b-2 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”).

We cannot predict if investors will find our Class A common stock less attractive because we will rely on certain of these exemptions. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may be more volatile.

Becoming a company with publicly traded common stock will increase our expenses and administrative burden, particularly after we are no longer an “emerging growth company” as defined in the JOBS Act.

If we become a company with publicly traded common stock, we will incur legal, accounting and other expenses that we did not incur as a company without a publicly traded equity security. In addition, our administrative staff will be required to perform additional tasks. For example, in anticipation of becoming a company with publicly traded common stock, we will need to create or revise the roles and duties of our Board committees and retain a transfer agent. Once our Class A common stock is publicly traded, we will also be required to hold an annual meeting for our stockholders, which will require us to expend resources to prepare, print and mail a proxy statement relating to the annual meeting.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act and related regulations implemented by the SEC and the Dodd-Frank Wall

Street Reform and Consumer Protection Act (“Dodd-Frank”), which amended the Sarbanes-Oxley Act, among other federal laws, are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. Dodd-Frank, signed into law on July 21, 2010, effects comprehensive changes to the regulation of financial services in the United States and will subject us to additional federal regulation. We cannot predict with any certainty the requirements of the regulations ultimately adopted or how Dodd-Frank and such regulations will impact the cost of compliance for a company with publicly traded common stock. We are currently evaluating and monitoring developments with respect to Dodd-Frank and other new and proposed rules and cannot predict or estimate the amount of the additional costs we may incur or the timing of such costs. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed. We also expect that being a company with publicly traded common stock and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our Board, particularly to serve on our audit committee, and qualified executive officers.

As discussed elsewhere in this prospectus, as an “emerging growth company” as defined in the JOBS Act, we may take advantage of certain temporary exemptions from various reporting requirements, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved . When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

Risks Related to the Rights Offering

The subscription price determined for the rights offering is not an indication of the price at which our Class A common stock will trade.

The board of directors of CAC based the per share subscription price being used in the rights offering on various factors including, among other things, the valuation of assets sold and contributed to Growth Partners. Neither CAC nor its board of directors retained a financial advisor in connection with the Transactions. The per share subscription price may not be indicative of the price at which our Class A common stock will trade after the rights offering. After the date of this prospectus, you may not be able to sell shares of our Class A common stock that you hold at prices equal to or above the subscription price.

Caesars Entertainment may cancel the rights offering at any time prior to the expiration of the rights offering and in such case neither Caesars Entertainment nor the Subscription Agent will have any obligation to you except to return your exercise payments.

The rights offering is subject to the satisfaction or waiver by Caesars Entertainment or CAC, as applicable, of certain conditions. In addition, Caesars Entertainment has the right to withdraw and cancel the rights offering if, at any time prior to its expiration, the board of directors of Caesars Entertainment determines, in its sole discretion, not to proceed with the Transactions on the terms contemplated and as described under “Certain Relationships and Related Party Transactions—Transaction Agreement.” See “The Rights Offering—Conditions, Withdrawal and Cancellation.”

If the rights offering is cancelled, any money received from subscribing stockholders will be returned, without interest or penalty, as soon as practicable following the cancellation of the rights offering. If Caesars Entertainment cancels the rights offering and you have not exercised any rights, the subscription rights will expire, have no value, and cease to be exercisable for shares of CAC’s Class A common stock.

The subscription rights are not transferable, and there is no market for the subscription rights.

You may not sell, give away, or otherwise transfer your subscription rights. Because the subscription rights are non-transferable, there is no market or other means for you to directly realize any value associated with the subscription rights.

If you do not act promptly and follow the subscription instructions, your exercise of subscription rights will be rejected.

If you desire to purchase shares of CAC’s Class A common stock in the rights offering, you must act promptly to ensure that the Subscription Agent actually receives all required forms and payments before the expiration of the rights offering at 5:00 p.m., New York City time, on November 2, 2013, or, if you send all required forms and payments by mail postmarked on or before the expiration date, before the Mail Deadline. If you are a beneficial owner of Caesars Entertainment’s common stock, you must act promptly to ensure that your broker, dealer, custodian bank or other nominee acts for you and that the Subscription Agent receives all required forms and payments before the rights offering expires. Neither CAC nor Caesars Entertainment is or will be responsible if your nominee fails to ensure that the Subscription Agent receives all required forms and payments before the rights offering expires. If you fail to complete and sign the required subscription forms, send an incorrect payment amount, or otherwise fail to follow the subscription procedures that apply to the exercise of your subscription rights before the rights offering expires, the Subscription Agent will reject your subscription or accept it only to the extent of the payment received. None of CAC, Caesars Entertainment or the Subscription Agent undertakes any responsibility or action to contact you concerning an incomplete or incorrect subscription form or payment, nor are CAC or Caesars Entertainment under any obligation to correct such forms or payment. CAC has the sole discretion to determine whether a subscription exercise properly complies with the subscription procedures.

You will not be able to sell the shares of CAC’s Class A common stock you buy in the rights offering until your account is credited with the Class A common stock.

If you are a registered stockholder of Caesars Entertainment and you purchase shares in the rights offering, your account will be credited with our Class A common stock as soon as practicable following the expiration of the rights offering. If your shares of Caesars Entertainment’s common stock are held by a broker, dealer, custodian bank or other nominee and you purchase shares of our Class A common stock pursuant to your subscription rights, your account with your nominee will be credited with the shares of our Class A common stock you purchased in the rights offering as soon as practicable following the expiration of the rights offering. Until your account is credited, you may not be able to sell your shares even though the CAC’s Class A common stock issued in the rights offering will be listed for trading on the NASDAQ Global Select Market. The stock price may decline between the time you decide to sell your CAC shares and the time you are actually able to sell such shares.

You may not revoke your exercise of the subscription rights and you could be committed to buying shares at a price above the prevailing market price after completion of the rights offering.

Once you exercise your rights, you may not revoke the exercise even if you later learn information that you consider to be unfavorable to the exercise of your rights. If you exercise your rights, you may not be able to sell the CAC’s Class A common stock purchased under the rights at a price equal to or greater than the subscription price, and you may lose all or part of your investment in our Class A common stock.

You will not receive interest on your subscription funds during the period pending the closing of the offering.

The Subscription Agent will hold the gross proceeds from the sale of shares under the rights in escrow in a segregated bank account, and it will release the proceeds together with any interest earned on the proceeds, less any applicable withholding taxes, to Caesars Entertainment as soon as is practicable after the expiration of the rights offering.

If the rights offering is cancelled, any money received from subscribing holders of rights will be returned, without interest or penalty, as soon as practicable following the cancellation of the rights offering.

The U.S. federal income tax consequences of the receipt, exercise, expiration and cancellation of the subscription rights are not certain.

The treatment of the receipt, exercise, expiration and cancellation of the subscription rights for U.S. federal income tax purposes is not entirely clear. The IRS may disagree with the tax treatment discussed herein. You should discuss with your tax advisor the treatment of the receipt, exercise, expiration and cancellation of the subscription rights for U.S. federal income tax purposes.

The receipt of the subscription rights should generally be taxable dividend income to you for U.S. federal income tax purposes.

If you receive a subscription right, you should generally expect to have (1) taxable dividend income equal to the fair market value of the subscription right on the date of its distribution by Caesars Entertainment and (2) no additional income upon the exercise of the subscription right if you choose to exercise such right. You may need to fund any tax resulting from the receipt of the subscription right with cash from other sources. You should discuss with your tax advisor the U.S. federal income tax consequences of receiving and exercising the subscription rights.

For a detailed discussion, see “Material U.S. Federal Income Tax Considerations.”

If you receive but do not exercise the subscription rights before they expire, you may be subject to adverse U.S. federal income tax consequences.

If you receive a subscription right from Caesars Entertainment and do not exercise that right before it expires, you should generally expect to have (1) taxable dividend income equal to the fair market value of the subscription right on the date of its distribution by Caesars Entertainment and (2) a short-term capital loss upon the expiration of such right in an amount equal to your adjusted tax basis in such right. In general, capital losses are available to offset only capital gains and may not be used to offset dividend or other income (except, to the extent of up to $3,000 of capital loss per year, in the case of a non-corporate U.S. stockholder). Accordingly, if you receive a subscription right from Caesars Entertainment and take no action and such subscription right expires unexercised, you may owe tax and need to fund that tax with cash from other sources.

By illustration, if you receive subscription rights that have a value of $5,000 on the date they are distributed by Caesars Entertainment, you do not exercise those rights before they expire and Caesars Entertainment does not cancel the rights offering, you should generally expect to have $5,000 of dividend income upon the receipt of the subscription rights and a $5,000 short-term capital loss upon the expiration of those rights.

You should discuss with your tax advisor the U.S. federal income tax consequences of receiving and not exercising the subscription rights.

For a detailed discussion, see “Material U.S. Federal Income Tax Considerations.”

If you receive subscription rights and CAC subsequently cancels the right offering, you may be subject to adverse U.S. federal income tax consequences.

You should discuss with your tax advisor the tax consequences of receiving subscription rights if CAC subsequently cancels the rights offering. There are limited authorities addressing the U.S. federal income tax consequences that would apply to you in this circumstance. Certain of the authorities suggest that in this circumstance you may not have taxable dividend income upon the receipt of the subscription rights if the receipt and cancellation occur in the same taxable year. However, the scope of those authorities is unclear and Caesars Entertainment (and any other applicable withholding agent) is likely to take the position, for information reporting and withholding purposes, that you have taxable dividend income upon the receipt of the subscription rights even if CAC subsequently cancels the rights offering. If U.S. federal withholding tax is withheld from you in this event, you should consult your tax advisor as to whether to seek a refund of such amount from the IRS.

If you have taxable dividend income upon the receipt of a subscription right even though CAC subsequently cancels the rights offering, you should generally expect to have a short-term capital loss upon the cancellation of the subscription right in an amount equal to your adjusted tax basis in such right.

For a detailed discussion, see “Material U.S. Federal Income Tax Considerations.”

If you are a non-U.S. stockholder, the distribution of the subscription rights to you will generally be subject to U.S. federal withholding tax.

If you are non-U.S. stockholder, you will generally be subject to U.S. federal withholding tax at a rate of 30% of the fair market value of the subscription rights (or at a lower rate if provided by an applicable tax treaty and you provide appropriate documentation required to claim benefits under such tax treaty (generally, IRS Form W-8BEN) to the applicable withholding agent). If such withholding tax applies to the distribution of the subscription rights to you, Caesars Entertainment, your broker or another applicable withholding agent will be required to remit any such withholding tax in cash to the IRS. Depending on the circumstances, your broker or another applicable withholding agent may obtain the funds necessary to remit any such withholding tax by asking you to provide the funds, by using funds in your account with your broker or by another means (if any) available. If Caesars Entertainment is the withholding agent with respect to you, it will use its own funds to remit any such withholding tax or backup withholding tax to the Internal Revenue Service. The amount of U.S. federal withholding tax or backup withholding tax that Caesars Entertainment pays on your behalf, if not reimbursed by you to Caesars Entertainment, should generally be treated as an additional taxable dividend to you (also subject to withholding tax). In this case, if you exercise any subscription rights, the cash that you provide shall first be used by CAC to reimburse Caesars Entertainment for any U.S. federal withholding tax or backup withholding tax Caesars Entertainment paid on your behalf. The amount of cash remaining after such reimbursement shall be applied towards the purchase of shares of our Class A common stock. Therefore, if you would like to receive your full allotment of shares of our Class A common stock, you must provide an amount of cash equal to the exercise price of all of your subscription rights plus an additional amount of cash equal to any U.S. federal withholding tax or backup withholding tax paid by Caesars Entertainment on your behalf. Additional information (including the amount of any U.S. federal withholding tax or backup withholding tax paid on your behalf) will be detailed in the instruction letter provided by Caesars Entertainment. If you exercise your subscription rights, and thus indirectly reimburse Caesars Entertainment for the amount of U.S. federal withholding tax or backup withholding tax paid on your behalf, you may be eligible to claim a refund with respect to some portion of the taxes paid on your behalf. To the extent you do not exercise your subscription rights and provide cash to CAC that can be used to reimburse Caesars Entertainment for any U.S. federal withholding tax or backup withholding tax Caesars Entertainment paid on your behalf, (i) Caesars Entertainment will be reimbursed by Growth Partners for the remaining amount of U.S. federal withholding tax or backup withholding tax it paid in the form of CEOC Notes that Growth Partners will transfer back to Caesars Entertainment or its subsidiary and (ii) CAC’s capital account balance with Growth Partners will be reduced by a corresponding amount.

You should discuss with your tax advisor the U.S. federal withholding tax consequences of receiving the subscription rights and the availability of any tax treaty benefits to you.

For a detailed discussion, see “Material U.S. Federal Income Tax Considerations.”

If the rights offering is not fully subscribed, the beneficial ownership of CAC by Hamlet Holdings and other stockholders may increase.

Affiliates of the Sponsors have advised Caesars Entertainment that they intend to exercise their basic subscription rights in full for $457.8 million (which would represent approximately 38.7% of our common stock assuming the subscription rights are exercised in full) and intend to exercise, if necessary, their over-subscription privilege for an amount such that subscription rights of at least $500.0 million are exercised in total, though they have not entered into any agreement to do so. Consummation of the Transactions is contingent on the exercise of subscription rights of at least $500.0 million in total. As a result, following the completion of the rights offering and the granting of the Sponsor CAC Proxy, we expect Hamlet Holdings will beneficially own at least approximately 51.8% of our common stock. In addition, to the extent that the subscription rights are not exercised in full by all holders of rights, affiliates of the Sponsors, through the granting of the Sponsor CAC Proxy, may increase Hamlet Holdings’ percentage beneficial ownership of CAC through their exercise of the over-subscription privilege, through open market purchases of CAC’s Class A common stock or otherwise. Consequently, depending on whether other holders of subscription rights exercise their subscription rights, Hamlet Holdings may beneficially own up to 100% of our outstanding shares following the consummation of the Transactions. If the subscription rights are not exercised in full, other existing stockholders of Caesars Entertainment may also increase their percentage ownership of CAC through participation in any over-subscription or otherwise. Your interests as a holder of CAC’s Class A common stock may differ from the interests of Hamlet Holdings or other existing stockholders of Caesars Entertainment.

Our By-laws and Certificate of Incorporation will contain provisions that could discourage another company from acquiring us and may prevent attempts by our stockholders to replace or remove our current management.

Provisions of our By-laws and our Certificate of Incorporation that will be adopted by us on the date of this prospectus may delay or prevent a merger or acquisition that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace or remove our directors. These provisions include:

•	establishing a classified board of directors;

•	establishing limitations on the removal of directors;

•	permitting only an affirmative vote of at least two-thirds of the Board to fix the number of directors;

•	prohibiting cumulative voting in the election of directors;

•	empowering only the Board to fill any vacancy on the Board, whether such vacancy occurs as a result of an increase in the number of directors or otherwise;

•	eliminating the ability of stockholders to call special meetings of stockholders;

•	prohibiting stockholders from acting by written consent if less than 50.1% of our outstanding common stock is controlled by the Sponsors;

•	prohibiting amendments to the By-laws without the affirmative vote of at least a majority of the Board or the affirmative vote or written consent of at least a majority of the outstanding shares of each class or series of common stock, voting separately as a class;

•	prohibiting amendments to the certificate of incorporation relating to preferences, privileges, designations, voting power and relative rights of the shares of common stock, stockholder meetings, amendments to the By-laws or Certificate of Incorporation, or the election or classification of the Board without the affirmative vote or written consent of a majority of the outstanding shares of each class or series of common stock, voting separately as a class; and

•	establishing advance notice requirements for nominations for election to the Board or for proposing matters that can be acted on by stockholders at stockholder meetings.

Together, these charter and statutory provisions could make the removal of management more difficult and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our common stock. Furthermore, the existence of the foregoing provisions, as well as the significant common stock controlled by Hamlet Holdings, could limit the price that investors might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of our company, thereby reducing the likelihood that you could receive a premium for your common stock in an acquisition.

CAUTIONARY STATEMENTS CONCERNING FORWARD LOOKING STATEMENTS

Some of the statements in this prospectus constitute forward-looking statements that do not directly or exclusively relate to historical facts. You should not place undue reliance on such statements because they are subject to numerous uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements often include words such as “believe,” “project,” “might,” “expect,” “may,” “will,” “should,” “seek,” “approximately,” “intend,” “plan,” “potential,” “estimate,” or “anticipate” or similar expressions that concern our strategy, plans or intentions. All statements we make relating to our estimated and projected earnings, margins, costs, expenditures, cash flows, growth rates and financial results are forward looking statements. These forward looking statements are subject to risks and uncertainties that may change at any time, and, therefore, our actual results may differ materially from those that we expected. We derive many of our forward looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results.

We disclose important factors that could cause actual results to differ materially from our expectations under “Risk Factors” and elsewhere in this prospectus. Some of the factors that we believe could materially affect our results include:

•	CAC and Growth Partners’ dependence on Caesars Entertainment and its subsidiaries to provide support and services, as well as Growth Partners’ dependence on Caesars Entertainment’s senior management’s expertise and its participation in Caesars’ Total Rewards loyalty program;

•	the effects of a default by Caesars Entertainment on certain debt obligations;

•	Caesars Entertainment’s interests may conflict with Growth Partners’ interests and may possibly keep all potential development opportunities for itself;

•	the effects if a third party successfully challenges Caesars Entertainment or its affiliates ownership of, or right to use, the Caesars-related marks, which CIE licenses;

•	CIE’s reliance on Caesars Entertainment to obtain online gaming licenses;

•	the adverse effects if Caesars Entertainment or any of its subsidiaries were to file for bankruptcy;

•	the adverse effects on our ability to comply with certain obligations imposed by federal securities law and certain debt arrangements if it is determined that Deloitte was not independent of Caesars Entertainment;

•	the effects of local and national economic, credit and capital market conditions on the economy in general, and on the gaming industry in particular;

•	the effects of competition, including locations of competitors and operating and market competition;

•	the sensitivity of our business to reductions in discretionary consumer spending;

•	construction factors, including delays, increased costs of labor and materials, availability of labor and materials, zoning issues, environmental restrictions, soil and water conditions, weather and other hazards, site access matters and building permit issues;

•	the new and rapidly changing industry in which we operate;

•	our new business model and short operating history;

•	our ability to realize the anticipated benefits of current or potential future acquisitions;

•	the additional capital that Growth Partners may require to support business growth may not be available on acceptable terms;

•	the adverse effects if extensive governmental regulation and taxation policies, which are applicable to Growth Partners’, are enforced;

•	the difficulty of operating Growth Partners’ business separately from Caesars Entertainment and managing that process effectively could take up a significant amount of management’s time;

•	the ability to timely and cost-effectively integrate companies that we acquire into our operations;

•	the uncertainty surrounding whether CIE’s games will retain their popularity;

•	CIE’s ability to launch new games on new and emerging platforms;

•	CIE’s reliance on a small portion of its total players for nearly all of its revenue from its social games;

•	our ability to expand into international markets in light of additional business, regulatory, operational, financial and economic risks associated with such expansion;

•	evolving regulations concerning the social and mobile games industry as well as data privacy, including, but not limited to, the effect of U.S. and foreign laws, some of which are unsettled and still developing;

•	the low barriers to entry and intense competition of social and mobile games industry could have adverse effect on CIE and Growth Partners;

•	evolving U.S. and foreign laws could subject CIE to claims and prevent CIE from providing its current games to players or to modify its games;

•	any failure to protect our trademarks or other intellectual property;

•	the effect on our business strategy if real money online poker is not legalized in the United States or is legalized in an unfavorable manner;

•	the intense competition Planet Hollywood faces from other hotel casino resorts in Las Vegas and Horseshoe Baltimore faces from other regional casino resorts;

•	the call right in our Class A common stock may result in the stockholders being forced to sell our Class A common stock at a disadvantageous time and will cause you to own stock of Caesars Entertainment;

•	the potentially conflicting interests of Hamlet Holdings and the Sponsors, on the one hand, and our other stockholders, on the other hand;

•	the extensive governmental regulation which is applicable to our stockholders

•	political and economic uncertainty created by terrorist attacks and other acts of war or hostility; and

•	the other factors set forth under “Risk Factors.”

We caution you that the foregoing list of important factors may not contain all of the material factors that are important to you. In addition, in light of these risks and uncertainties, the matters referred to in the forward looking statements contained in this prospectus, which speak only as of the date of this prospectus, may not in fact occur. We undertake no obligation to publicly update or revise any forward looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

MARKET AND INDUSTRY DATA AND FORECASTS

Information regarding market share, market position and industry data pertaining to our business contained in this prospectus consists of our estimates based on data and reports compiled by industry sources and professional organizations, including Casino City’s North American Gaming Almanac, 2013 AGA State of the States, Las Vegas Convention and Visitors Authority (“LVCVA”), Nevada State Gaming Control Board—Nevada Gaming Abstract, AppData, an independent service that publically reports traffic data for games and other applications on Facebook, ThinkEquity, an investment banking boutique focused on growth companies, eMarketer Inc., a digital market research firm, Nielsen, an independent provider of research for consumer habits and trends and H2GC, a source of data regarding the value and volume of activity across the global gaming industry.

Although we believe that the third-party sources are reliable, we have not independently verified the accuracy or completeness of the market industry data provided by third parties or by industry or general publications. Similarly, while we believe our internal estimates with respect to our industry are reliable, our estimates have not been verified by any independent sources. While we are not aware of any misstatements regarding any industry data presented in this prospectus, our estimates, in particular as they relate to market share and our general expectations, involve risks and uncertainties and are subject to change based on various factors, including those discussed under “Risk Factors.”

USE OF PROCEEDS

Assuming the subscription rights are exercised in full, we expect to receive cash proceeds of approximately $1,182.6 million as a result of the sale of shares of CAC’s Class A common stock. CAC plans to use the gross proceeds of the sale of shares of its Class A common stock to purchase voting units in CGP LLC. CGP LLC plans to use a portion of such proceeds to complete the Purchase Transaction and to reimburse Caesars Entertainment and CAC for fees and expenses incurred in connection with this offering and the remainder of such proceeds for general corporate purposes, including to make strategic investments. As of the date of this prospectus, Caesars Entertainment has incurred approximately $16 million of fees and expenses in connection with this offering. If only affiliates of the Sponsors were to exercise their subscription rights, we expect CAC will receive approximately $500.0 million in cash proceeds from this offering, which would be sufficient to cover the contemplated use of proceeds.

CAPITALIZATION

The following tables present the capitalization of CAC and of the historical combined financial statements of the entities and assets that will be contributed to or purchased by Growth Partners as of June 30, 2013:

•	on an actual basis;

•	on an unaudited pro forma as adjusted basis after giving effect to this offering depicting (1) the exercise of the minimum subscription in shares of CAC’s Class A common stock resulting in approximately $500.0 million in gross proceeds (the “minimum” scenario), and (2) the exercise of the maximum subscription in shares of CAC’s Class A common stock assuming all of the holders of subscription rights were to exercise their rights, resulting in approximately $1,182.6 million in gross proceeds (the “maximum” scenario); and

•	on an unaudited pro forma as adjusted basis after giving effect to the completion of the Transactions depicting (1) the “minimum” scenario, and (2) the “maximum” scenario.

You should read this table in conjunction with “Selected Historical Condensed Financial Data of Caesars Acquisition Company and Selected Historical Combined Condensed Financial Data of Caesars Growth Partners, LLC,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Indebtedness” and our financial statements and the related notes included elsewhere in this prospectus.

	Capitalization of Caesars Acquisition Company
		Minimum subscription funding Pro forma As of June 30, 2013		Maximum subscription funding Pro forma As of June 30, 2013
(in millions)	Actual	As adjusted for this offering	As adjusted for the Transactions	As adjusted for this offering	As adjusted for the Transactions

Cash and cash equivalents	$—	$500.0	$—	$1,182.6	$—

Equity	$—	$500.0	$500.0	$1,182.6	$1,182.6

Total capitalization	$—	$500.0	$500.0	$1,182.6	$1,182.6

	Supplemental Capitalization of Growth Partners
		Minimum subscription funding Pro forma As of June 30, 2013		Maximum subscription funding Pro forma As of June 30, 2013
(in millions)	Actual	As adjusted for this offering	As adjusted for the Transactions	As adjusted for this offering	As adjusted for the Transactions
Cash and cash equivalents	$203.9	$203.9	$343.9	$203.9	$1,026.5

Debt:
PHW Las Vegas, LLC senior secured term loan	$469.0	$469.0	$469.0	$469.0	$469.0
CIE credit facility	39.8	39.8	39.8	39.8	39.8
Convertible notes	47.7	47.7	47.7	47.7	47.7

Total long-term debt, including current portion	556.5	556.5	556.5	556.5	556.5
Equity	980.4	980.4	1,210.4	980.4	1,893.0

Total capitalization	$1,536.9	$1,536.9	$1,766.9	$1,536.9	$2,449.5

UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION

Subscription Rights Offering

As further described in “Prospectus Summary—The Rights Offering,” Caesars Entertainment will distribute, at no charge, to holders of shares of Caesars Entertainment’s common stock as of the record date, subscription rights to purchase shares of CAC’s Class A common stock at a price to be determined. Each subscription right will entitle its holder to purchase from CAC shares of CAC’s Class A common stock. Affiliates of the Sponsors have advised Caesars Entertainment that they intend to exercise subscription rights of at least $500.0 million, though they have not entered into any agreement to do so. CAC plans to use the net proceeds of the sale of shares of its Class A common stock to purchase voting units in CGP LLC. Growth Partners will use $360.0 million of proceeds received from CAC to purchase from subsidiaries of Caesars Entertainment (i) Planet Hollywood, (ii) Caesars Entertainment’s joint venture interests in Horseshoe Baltimore and (iii) a 50% interest in the management fee revenues for both of those properties. The purchase price for these assets is subject to adjustment based on Caesars Entertainment’s equity contribution to the Maryland Joint Venture prior to the closing of the offering. We refer to these transactions as the “Purchase Transaction” and these assets as the “Purchased Assets.”

In connection with the distribution of the subscription rights, subsidiaries of Caesars Entertainment will contribute to Growth Partners, in exchange for non-voting units, (i) all of the shares of CIE’s outstanding common stock held by HIE Holdings, Inc., a subsidiary of Caesars Entertainment, and (ii) approximately $1.1 billion in aggregate principal amount of the CEOC Notes.

CAC will account for its interests in Growth Partners using a balance sheet approach to the equity method of accounting, referred to as hypothetical liquidation at book value (“HLBV”) accounting. For additional information on CAC’s application of HLBV accounting, please see the footnotes to the unaudited pro forma condensed financial information.

Pro Forma Financial Information

The unaudited pro forma statement of operations of CAC for the year ended December 31, 2012 and for the six months ended June 30, 2013 adjust the historical combined financial statements of the entities and assets that will become Growth Partners to give effect to the following transactions as if each occurred as of January 1, 2012:

•	The legal creation of CGP LLC as a limited liability company;

•	The purchase by Growth Partners of a 50% interest in the management fee revenues to be received by (a) PHW Manager, LLC , which holds a management agreement to manage Planet Hollywood, and (b) a subsidiary of CEOC that holds a management agreement to manage Horseshoe Baltimore;

•	The closing of the Subscription Rights offering, the receipt of related funds, and the investment of those funds by CAC into Growth Partners; and

•	The accounting for the investment in Growth Partners by CAC as a reorganization of entities under common control using the HLBV approach to the equity method of accounting. Given that the application of equity method accounting for CAC will not be applied retrospectively to prior years, we have only presented one year of pro forma financial information to be consistent with the financial statements expected to be issued subsequent to the closing of the Transactions.

The unaudited pro forma condensed balance sheet has been prepared as if CAC had effected the subscription rights offering and the accounting for the investment in Growth Partners by CAC as an equity method investment had occurred as of June 30, 2013.

CAC will own between 23.2% and 43.1% of the total outstanding equity units in CGP LLC, depending on the number of subscription rights exercised in the offering and the relative fair value of the businesses and assets contributed by Caesars Entertainment. Specifically, if only the minimum number of subscription rights were exercised, CAC would receive approximately $500.0 million in net proceeds, which would be used to purchase voting units of CGP LLC, representing approximately 23.2% of the total outstanding equity units of CGP LLC (the “minimum” scenario). If all of the holders of subscription rights were to exercise such rights, CAC would receive approximately $1,182.6 million in net proceeds, which would be used to purchase voting units of CGP LLC, representing approximately 43.1% of the total outstanding equity units of CGP LLC (the “maximum” scenario). CAC’s economic ownership percentages for both the minimum and maximum scenarios will change based upon the fair value of acquired and contributed assets from Caesars Entertainment. For purposes of the pro forma financial information, we estimated the fair value of the Purchased Assets to be $360.0 million and the fair value of the Contributed Assets to be $1,275.0 million.

The unaudited pro forma condensed financial data should be read in conjunction with “Selected Historical Condensed Financial Data of Caesars Acquisition Company and Selected Historical Combined Condensed Financial Data of Growth Partners,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited financial statements of Growth Partners and CAC and related notes thereto, included elsewhere in this prospectus. The unaudited pro forma condensed financial data is included for informational purposes only and does not purport to reflect our results of operations or financial position that would have occurred had the subscriptions rights offering or the accounting for our investment in Caesars Growth Partners, LLC under the equity method occurred on the dates assumed, and it therefore should not be relied upon as being indicative of our results of operations or financial position had these transactions occurred on such dates. The estimates and assumptions used in preparation of the unaudited pro forma condensed financial information may be materially different from our actual experience in connection with any subscription in shares offered or use of proceeds from such subscription.

CAESARS ACQUISITION COMPANY

UNAUDITED PRO FORMA CONDENSED BALANCE SHEET

AS OF JUNE 30, 2013

					Pro Forma Adjustments Assuming Minimum Subscription Funding			Pro Forma Adjustments Assuming Maximum Subscription Funding
	Historical Growth Partners	Pro Forma Adjustments		Historical Growth Partners (as Adjusted)	Subscription Rights Offering	Use of Equity Method Accounting	Minimum Subscription Pro Forma	Subscription Rights Offering	Use of Equity Method Accounting	Maximum Subscription Pro Forma
ASSETS					(d)	(e)		(d)	(e)
Current assets
Cash and cash equivalents	$203.9	$—		$203.9	$500.0	$(703.9)	$—	$1,182.6	$(1,386.5)	$—
Short-term investments	5.0	—		5.0	—	(5.0)	—	—	(5.0)	—
Receivables, net of allowance for doubtful accounts	44.5	—		44.5	—	(44.5)	—	—	(44.5)	—
Interest receivable from related party	8.4	—		8.4	—	(8.4)	—	—	(8.4)	—
Prepayments and other current assets	8.4	—		8.4	—	(8.4)	—	—	(8.4)	—
Deferred tax assets	2.0	0.2	(c)	2.2	—	(2.2)	—	—	(2.2)	—
Restricted cash	8.5	—		8.5	—	(8.5)	—	—	(8.5)	—

Total current assets	280.7	0.2		280.9	500.0	(780.9)	—	1,182.6	(1,463.5)	—
Investments in notes from related party	848.3	—		848.3	—	(848.3)	—	—	(848.3)	—
Land, property and equipment, net	434.8	—		434.8	—	(434.8)	—	—	(434.8)	—
Goodwill	97.9	—		97.9	—	(97.9)	—	—	(97.9)	—
Intangible assets other than goodwill, net	176.5	—		176.5	—	(176.5)	—	—	(176.5)	—
Equity method investments in Growth Partners		—		—	—	500.0	500.0	—	1,182.6	1,182.6
Restricted cash	45.4	—		45.4	—	(45.4)	—	—	(45.4)	—
Management fee		90.0	(a)	90.0	—	(90.0)	—	—	(90.0)	—
Deferred charges and other	3.3	—		3.3	—	(3.3)		—	(3.3)	—

	$1,886.9	$90.2		$1,977.1	$500.0	$(1,977.1)	$500.0	$1,182.6	$(1,977.1)	$1,182.6

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$15.5	$—		$15.5	$—	$(15.5)	$—	$—	$(15.5)	$—
Payables to related parties	28.9	16.6	(b),(c)	45.5	—	(45.5)	—	—	(45.5)	—
Accrued expenses	106.2	—		106.2	—	(106.2)	—	—	(106.2)	—
Foreign tax payable	6.4	—		6.4	—	(6.4)	—	—	(6.4)	—

Total current liabilities	157.0	16.6		173.6	—	(173.6)	—	—	(173.6)	—
Long-term debt	469.0	—		469.0	—	(469.0)	—	—	(469.0)	—
Long-term debt to related party	39.8	—		39.8	—	(39.8)	—	—	(39.8)	—
Convertible notes issues to related party	47.7	—		47.7	—	(47.7)	—	—	(47.7)	—
Deferred tax liabilities	146.8	(146.8	)(c)	—	—	—	—	—	—	—
Deferred credits and other	41.5	—	(k)	41.5	—	(41.5)	—	—	(41.5)	—

Total liabilities	901.8	(130.2)		771.6	—	(771.6)	—	—	(771.6)	—

Redeemable non-controlling interests	4.7	—		4.7	—	(4.7)	—	—	(4.7)	—
Equity
Common stock	—	—		—	0.1	—	0.1	0.1	—	0.1
Additional paid-in capital	—	—		—	499.9	—	499.9	1,182.5	—	1,182.5
Net parent investment	813.3	215.4	(a),(b),(c),(l)	1,028.7	—	(1,028.7)	—	—	(1,028.7)	—
Accumulated other comprehensive income	121.4	—		121.4	—	(121.4)	—	—	(121.4)	—

Total Growth Partners Equity	934.7	215.4		1,150.1	500.0	(1,150.1)	500.0	1,182.6	(1,150.1)	1,182.6
Non-controlling interests	45.7	5.0	(l)	50.7	—	(50.7)	—	—	(50.7)	—

Total equity	980.4	220.4		1,200.8	500.0	(1,200.8)	500.0	1,182.6	(1,200.8)	1,182.6

	$1,886.9	$90.2		$1,977.1	$500.0	$(1,977.1)	$500.0	$1,182.6	$(1,977.1)	$1,182.6

See accompanying Notes to Unaudited Pro Forma Financial Information

CAESARS ACQUISITION COMPANY

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2013

					Pro Forma Adjustments Assuming Minimum Subscription Funding					Pro Forma Adjustments Assuming Maximum Subscription Funding
	Historical Growth Partners	Pro Forma Adjustments		Historical Growth Partners (as Adjusted)	Subscription Rights Offering	Use of Equity Method Accounting		Minimum Subscription Pro Forma		Subscription Rights Offering	Use of Equity Method Accounting		Maximum Subscription Pro Forma
Revenues						(g)					(g)
Interactive Entertainment
Social and mobile games	$137.3	$—		$137.3	$—	$(137.3)		$—		$—	$(137.3)		$—
WSOP and online real money gaming	5.3	—		5.3	—	(5.3)		—		—	(5.3)		—

	142.6	—		142.6	—	(142.6)		—		—	(142.6)		—
Casino Properties and Development
Casino	84.6	—		84.6	—	(84.6)		—		—	(84.6)		—
Food and beverage	43.0	—		43.0	—	(43.0)		—		—	(43.0)		—
Rooms	49.6	—		49.6	—	(49.6)		—		—	(49.6)		—
Other	13.6	—		13.6	—	(13.6)		—		—	(13.6)		—
Less: casino promotional allowances	(25.2)	—		(25.2)	—	25.2		—		—	25.2		—

	165.6	—		165.6	—	(165.6)		—		—	(165.6)		—

Net revenues	308.2	—		308.2	—	(308.2)		—		—	(308.2)		—

Operating expenses
Interactive Entertainment —Direct
Platform fees	43.1	—		43.1	—	(43.1)		—		—	(43.1)		—
Casino Properties and Development—Direct
Casino	35.9	—		35.9	—	(35.9)		—		—	(35.9)		—
Food and beverage	20.5	—		20.5	—	(20.5)		—		—	(20.5)		—
Rooms	13.1	—		13.1	—	(13.1)		—		—	(13.1)		—
Property, general, administrative and other	124.2	(3.0	)(f)	121.2	—	(121.2)		—		—	(121.2)		—
Depreciation and amortization	20.8	—		20.8	—	(20.8)		—		—	(20.8)		—
Change in fair value of contingent consideration	48.9	—		48.9	—	(48.9)		—		—	(48.9)		—

Total operating expenses	306.5	(3.0)		303.5	—	(303.5)		—		—	(303.5)		—

(Loss)/income from operations	1.7	3.0		4.7	—	(4.7)		—		—	(4.7)		—
Interest expense, net of interest capitalized	(20.3)	—		(20.3)	—	20.3		—		—	20.3		—
Income from equity method investment in Growth Partners	—	—		—	—	20.9		20.9		—	20.9		20.9
Interest income—related party	83.1	—		83.1	—	(83.1)		—		—	(83.1)		—
Loss on early extinguishment of debt	(0.2)	—		(0.2)	—	0.2		—		—	0.2		—
Other income, net	0.3	—		0.3	—	(0.3)		—		—	(0.3)		—

Income before income taxes	64.6	3.0		67.6	—	(46.7)		20.9		—	(46.7)		20.9
Provision for income taxes	(19.1)	32.5	(h)	13.4	—	(20.7	)(i)	(7.3)		—	(20.7	)(i)	(7.3)

Net income	$45.5	$35.5		$81.0	$—	$(67.4)		$13.6		$—	$(67.4)		$13.6

Weighted average common shares outstanding (basic and diluted)					57,870,370			57,870,370		136,880,221			136,880,221

Earnings per share (basic and diluted)								$0.24	(j)				$0.10	(j)

See accompanying Notes to Unaudited Pro Forma Financial Information

CAESARS ACQUISITION COMPANY

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2012

					Pro Forma Adjustments Assuming Minimum Subscription Funding				Pro Forma Adjustments Assuming Maximum Subscription Funding
	Historical Growth Partners	Pro Forma Adjustments		Historical Growth Partners (as Adjusted)	Subscription Rights Offering	Use of Equity Method Accounting	Minimum Subscription Pro Forma		Subscription Rights Offering	Use of Equity Method Accounting	Maximum Subscription Pro Forma
Revenues						(g)				(g)
Interactive Entertainment
Social and mobile games	$193.3	$—		$193.3	$—	$(193.3)	$—		$—	$(193.3)	$—
WSOP and online real money gaming	14.4	—		14.4	—	(14.4)	—		—	(14.4)	—

	207.7	—		207.7	—	(207.7)	—		—	(207.7)	—
Casino Properties and Developments
Casino	171.2	—		171.2	—	(171.2)	—		—	(171.2)	—
Food and beverage	69.7	—		69.7	—	(69.7)	—		—	(69.7)	—
Rooms	91.9	—		91.9	—	(91.9)	—		—	(91.9)	—
Other	21.1	—		21.1	—	(21.1)	—		—	(21.1)	—
Less: casino promotional allowances	(50.2)	—		(50.2)	—	50.2	—		—	50.2	—

	303.7	—		303.7	—	(303.7)	—		—	(303.7)	—

Net revenues	511.4	—		511.4	—	(511.4)	—		—	(511.4)	—

Operating expenses
Interactive Entertainment—Direct
Platform fees	62.6	—		62.6	—	(62.6)	—		—	(62.6)	—
Casino Properties and Developments—Direct
Casino	79.2	—		79.2	—	(79.2)	—		—	(79.2)	—
Food and beverage	33.2	—		33.2	—	(33.2)	—		—	(33.2)	—
Rooms	26.7	—		26.7	—	(26.7)	—		—	(26.7)	—
Property, general, administrative, and other	189.0	(5.9	)(f)	183.1	—	(183.1)	—		—	(183.1)	—
Depreciation and amortization	32.2	—		32.2	—	(32.2)	—		—	(32.2)	—

Total operating expenses .	422.9	(5.9)		417.0	—	(417.0)	—		—	(417.0)	—

Income from operations	88.5	5.9		94.4	—	(94.4)	—		—	(94.4)	—
Interest expense, net of interest capitalized	(41.7)	—		(41.7)	—	41.7	—		—	41.7	—
Income from equity method investment in Growth Partners	—	—		—	—	37.8	37.8		—	37.8	37.8
Interest income—related party	145.1	—		145.1	—	(145.1)	—		—	(145.1)	—
Other income, net	1.9	—		1.9	—	(1.9)	—		—	(1.9)	—

Income before income taxes	193.8	5.9		199.7	—	(161.9)	37.8		—	(161.9)	37.8
Provision for income taxes	(66.4)	52.7	(h)	(13.7)	—	0.1 (i)	(13.6)		—	0.1 (i)	(13.6)

Net income	$127.4	$58.6		$186.0	$—	$(161.8)	$24.2		$—	$(161.8)	$24.2

Weighted average common shares outstanding (basic and diluted)					57,870,370		57,870,370		136,880,221		136,880,221

Earnings per share (basic and diluted)							$0.42	(j)			$0.18	(j)

See accompanying Notes to Unaudited Pro Forma Financial Information.

NOTES TO THE UNAUDITED PRO FORMA FINANCIAL INFORMATION

(a)	To reflect an asset, based on a preliminary fair value estimate of $90.0 million, attributable to the Management Fee Rights acquired by Growth Partners as a result of the Transactions, assuming the Transactions occurred at June 30, 2013.

(b)	To reflect an estimated accrual for $21.8 million of certain rights offering costs attributable to the Transactions not recognized in the historical financial statements of Growth Partners. These costs include attorney’s fees, advisory fees, and other professional services fees. These fees are being incurred by Caesars Entertainment on behalf of Growth Partners and will be reimbursed to Caesars Entertainment by Growth Partners upon the closing of the Transactions. These transaction costs are not included in the pro forma statement of operations as they are considered a one-time cost related to the Transactions.

(c)	To remove the income taxes related to the non-CIE subsidiaries of Growth Partners from its balance sheet as Growth Partners will be a limited liability company and therefore treated as a pass-through entity for Federal and State tax purposes. As CIE is a corporate subsidiary of Growth Partners, income tax balances related to CIE are not impacted by Growth Partners’ status as a limited liability company.

(d)	To reflect cash proceeds from exercised subscription rights in CAC’s Class A common stock pursuant to the Subscription Rights Agreement.

Due to the variability in outcomes arising from different possible levels of actual exercises of the subscription in CAC’s Class A common stock, pro forma financial information depicting the minimum expected exercised subscription in CAC’s Class A common stock along with separate pro forma information depicting the maximum expected exercised subscription in CAC’s Class A common stock has been prepared in order to reflect the range of possible results. Specifically, if only the minimum number of subscription rights were exercised, CAC would receive approximately $500.0 million in net proceeds, which would be used to purchase voting units of CGP LLC, representing approximately 23.2% of the total outstanding equity units of CGP LLC (the “minimum” scenario). If all of the holders of subscription rights were to exercise their rights, CAC would receive approximately $1,182.6 million in net proceeds, which would be used to purchase voting units of CGP, LLC, representing approximately 43.1% of the total outstanding equity units of CGP LLC (the “maximum” scenario). The following range represents our minimum and maximum expected subscriptions in CAC’s Class A common stock, based on a subscription price of $8.64 per share:

•	Minimum: $500.0 million or approximately 57.9 million CAC’s Class A common stock with a par value of $0.001 per share

•	Maximum: $1,182.6 million or approximately 136.9 million CAC’s Class A common stock with a par value of $0.001 per share

(e)	CAC will use 100% of the net proceeds from the subscription rights offering to purchase voting units in CGP LLC, and will record its investment in Growth Partners using the HLBV approach to the equity method of accounting (see note (g) below for details). As a result, in the pro forma balance sheet and pro form statements of operations, the Growth Partners balances have been adjusted to reflect CAC’s investment in Growth Partners under the equity method of accounting.

(f)	To reflect a reimbursement of our management fee expense of $5.9 million for the year ended December 31, 2012, and of $3.0 million for the six months ended June 30, 2013, resulting from recording an asset attributable to the Management Fee Rights acquired by Growth Partners as a result of the Transactions, assuming the Transactions occurred at January 1, 2012.

(g)

To reflect CAC’s share of Growth Partners’ earnings. Growth Partners’ income will be allocated to CAC using the HLBV approach to the equity method of accounting. Under HLBV, an investor determines its share of the earnings or losses in an investee by determining the difference between its “claim on the investee’s book value” at the end and beginning of the period. This claim is calculated as the amount that the investor would receive (or be obligated to pay) if the investee were to liquidate all of its net assets at recorded amounts determined in accordance with GAAP and distribute the resulting cash to creditors and investors in accordance with their respective liquidation priorities. CAC’s claim on Growth Partners’ book value is based on the terms of the CGP Operating Agreement, which requires the allocation of the net proceeds of a liquidation of CGP LLC as follows:

1.	First, to the voting units held by CAC, to the extent of contributed capital (less the Capital Shift Amount) and an annually compounded preferred return of 10.5% on the invested portion of CAC’s contributed capital (less the Capital Shift Amount) (such return to begin accruing on the proceeds in excess of the purchase price of Planet Hollywood and Horseshoe Baltimore and 50% of the related management contracts only upon the investment of such excess proceeds by Growth Partners);
2.	Second, to the non-voting units held by Caesars Entertainment and/or its subsidiaries until Caesars Entertainment catches up (on a per unit basis) to its respective amount distributed in provision (1) (including the 10.5% per annum of return on investment) and Caesars Entertainment receives the Capital Shift Amount;
3.	Any remaining net proceeds would be allocated to the voting and non-voting unit holders on a pro-rata basis.

The minimum and maximum of CAC’s equity in the earnings of Growth Partners, as calculated under the HLBV method, is reflected below (in millions):

	For the year ended December 31, 2012		For the six months ended June 30, 2013
	Minimum Subscription Funding	Maximum Subscription Funding	Minimum Subscription Funding	Maximum Subscription Funding
CAC’s contributed capital	$500.0	$1,182.6	$537.8	$1,220.4
Cumulative base for preferred return, beginning of period	360.0	360.0	397.8	397.8
Cumulative preferred return of 10.5%	37.8	37.8	20.9	20.9

CAC’s contributed capital and preferred return	537.8	1,220.4	558.7	1,241.3
Cumulative base for preferred return, end of period	397.8	397.8	418.7	418.7

Growth Partners historical net assets at year end	909.2	909.2	985.1	985.1
Pro forma adjustments related to the following:
Proceeds from subscription right offerings	500.0	1,182.6	500.0	1,182.6
Cash to acquire Purchased Businesses	(360.0)	(360.0)	(360.0)	(360.0)
Adjustment for management fee agreement	95.9	95.9	98.8	98.8
Accrual of transaction costs	(21.8)	(21.8)	(21.8)	(21.8)
Income taxes	128.8	128.8	152.0	152.0

Growth Partners adjusted pro forma net assets	1,252.1	1,934.7	1,354.1	2,036.7
Net assets allocated to CAC upon hypothetical liquidation	537.8	1,220.4	558.7	1,241.3
CAC’s investment in Growth Partners, beginning of period	500.0	1,182.6	537.8	1,220.4

Adjustment to CAC’s investment to represent net assets allocated under a hypothetical liquidation	$37.8	$37.8	$20.9	$20.9

(h)	To remove the income taxes related to the non-CIE subsidiaries of Growth Partners from its statements of operations as Growth Partners will be a limited liability company and therefore treated as a pass-through entity for Federal and State tax purposes. As CIE is a corporate subsidiary of Growth Partners, income tax balances related to CIE are not impacted by Growth Partners’ status as a limited liability company.

(i)	To reflect CAC’s income tax expense for the non-CIE subsidiaries which are treated as pass-through entities for Federal and State tax purposes, assuming that the Transactions occurred on January 1, 2012.

(j)	The following table illustrates the calculation of pro forma earnings per share for the year ended December 31, 2012 and for the six months ended June 30, 2013, assuming the minimum exercise of subscription rights in CAC’s Class A common stock and the maximum exercise of subscriptions rights in CAC’s Class A common stock (in millions, except number of shares and per share amounts):

	Minimum	Minimum
	For the year ended December 31, 2012	For the six months ended June 30, 2013
CAC weighted average common shares outstanding	—	—
CAC Class A common stock subscribed (note (d))	57,870,370	57,870,370

Pro forma weighted average common shares outstanding (basic and diluted)	57,870,370	57,870,370

Pro forma net income	$24.2	$13.6

Pro forma earnings per share (basic and diluted)	$0.42	$0.24

	Maximum	Maximum
	For the year ended December 31, 2012	For the six months ended June 30, 2013
CAC weighted average common shares outstanding	—	—
CAC Class A common stock subscribed (note (d))	136,880,221	136,880,221

Pro forma weighted average common shares outstanding (basic and diluted)	136,880,221	136,880,221

Pro forma net income	$24.2	$13.6

Pro forma earnings per share (basic and diluted)	$0.18	$0.10

(k)	As further described in the section “Certain Relationships and Related Party Transactions—Agreements with Caesars Entertainment and its Subsidiaries—Transaction Agreement,” the contribution by certain subsidiaries of Caesars Entertainment of the Contributed Assets in exchange for non-voting units of Growth Partners are subject to certain closing conditions and adjustments for an earnout based on a component of CIE’s earnings in 2015 (“CIE Earnout”). Based upon our preliminary view of the Transaction Agreement, we believe that Growth Partners’ obligation to issue additional non-voting units in accordance with the CIE Earnout will be recorded as a liability in Growth Partners balance sheet. The calculation of the fair value of the CIE Earnout liability is in progress and as such no amount has been included in the unaudited pro forma condensed balance sheet as of June 30, 2013.

(l)	To reflect non-controlling interest related to Caesars Interactive Entertainment not currently recorded by virtue of the accompanying financial statements being on a combined basis, rather than a consolidated basis.

SELECTED HISTORICAL CONDENSED FINANCIAL DATA OF CAESARS ACQUISITION COMPANY AND SELECTED HISTORICAL COMBINED CONDENSED FINANCIAL DATA OF GROWTH PARTNERS

The following table presents our selected historical condensed financial data of CAC and our selected combined condensed financial data of the predecessor to CAC, being the historical combined financial statements of the entities and assets that will be contributed to or purchased by Caesars Growth Partners, LLC, referred to as “Growth Partners”. The combined financial statements of Growth Partners have been prepared on a stand-alone basis and, as the Transactions are considered a transaction between entities under common control, have been derived from the historical accounting records and consolidated financial statements of Caesars Entertainment. The combined historical financial statements consist of the financial positions, results of operations and cash flows of the businesses and assets to be contributed to or acquired by Growth Partners in the Transactions described previously as if those businesses were combined into a reporting entity for all periods presented.

The historical condensed financial data of CAC and Growth Partners should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited financial statements of CAC and Growth Partners and the related notes included elsewhere in this prospectus.

	Caesars Acquisition Company	Growth Partners

	For the period from February 25 through June 30,	For the Year Ended December 31,		For the Six Months Ended June 30,
(in millions)	2013	2012	2011	2013	2012
Consolidated Statement of Operations
Revenues
Interactive Entertainment	$—	$207.7	$66.5	$142.6	$96.8
Casino Properties and Developments	—	303.7	306.2	165.6	152.3

Net revenues	—	511.4	372.7	308.2	249.1

Operating Expenses
Interactive Entertainment—Direct	—	62.6	16.3	43.1	29.7
Casino Properties and Developments—Direct	—	139.1	136.6	69.5	69.0
Property, general, administrative and other	—	189.0	128.3	124.2	90.9
Depreciation and amortization	—	32.2	29.6	20.8	16.1
Change in fair value of contingent consideration	—	—	—	48.9	—

Total operating expenses	—	422.9	310.8	306.5	205.7

Income / (loss) from operations	—	88.5	61.9	1.7	43.4
Interest expense, net of interest capitalized	—	(41.7)	(39.9)	(20.3)	(21.9)
Interest income—related party	—	145.1	123.7	83.1	69.4
Loss on early extinguishment of debt	—	—	(2.6)	(0.2)	—
Other income, net	—	1.9	0.1	0.3	0.9

Income before income taxes	—	193.8	143.2	64.6	91.8
Provision for income taxes	—	(66.4)	(50.7)	(19.1)	(31.8)

Net income	—	127.4	92.5	45.5	60.0
Less: net (income)/loss attributable to non-controlling interests	—	(0.6)	(8.0)	1.1	(0.3)

Net income attributable to Growth Partners	$—	$126.8	$84.5	$46.6	$59.7

Balance Sheet Data (at period end)
Cash and cash equivalents	$—	$155.6	$110.1	$203.9
Working capital	$—	$120.9	$84.9	$123.7
Total assets	$—	$1,738.9	$1,380.9	$1,886.9
Total debt	$—	$554.3	$585.3	$556.5

DIVIDEND POLICY

We do not anticipate paying any dividends for the foreseeable future. Our sole source of funds will be the proceeds received from this offering, which will be used to consummate the Transactions. The decision whether to pay dividends will be made by our board of directors in light of conditions then existing, including factors such as our financial condition and requirements, business conditions and covenants under any applicable contractual arrangements, including any indebtedness.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion should be read in conjunction with, and is qualified in its entirety by the audited balance sheet of Caesars Acquisition Company (“CAC”) as of February 25, 2013, its date of incorporation, and the notes thereto; the unaudited financial statements of Caesars Acquisition Company as of and for the period from February 25, 2013 through June 30, 2013; the audited financial statements as of and for the years ended December 31, 2012 and 2011 of the historical combined entities that, upon consummation of the Transactions (as defined below), will be known as Caesars Growth Partners, LLC and the notes thereto; the unaudited combined condensed financial statements of the historical combined entities that will be known as Caesars Growth Partners LLC as of and for the six months ended June 30, 2013 and 2012, and the notes thereto; and the other financial information included elsewhere in this prospectus.

Basis of Presentation

CAC was incorporated under the laws of Delaware on February 25, 2013 and was formed to directly own 100% of the voting membership units in Caesars Growth Partners, LLC (“CGP LLC”), a joint venture between CAC and Caesars Entertainment. CAC does not own any assets or have any direct operations. Upon consummation of the Transactions, CAC will serve as CGP LLC’s managing member and sole holder of all of its outstanding voting units, and Caesars Entertainment and/or certain of its subsidiaries will hold all of CGP LLC’s outstanding non-voting units. However, based upon the structure of CGP LLC and the related economics, CGP LLC has been determined to be a variable interest entity of which Caesars Entertainment is the primary beneficiary. Therefore, CAC will not consolidate CGP LLC into its financial statements. Instead, CAC will account for its investment in CGP LLC using a balance sheet approach to the equity method of accounting, referred to as hypothetical liquidation at book value (“HLBV”) accounting.

Following consummation of the Transactions, CAC will not have any operations and CAC’s only material asset will be its membership interest in CGP LLC, which will be accounted for using the HLBV approach to the equity method of accounting. As a result, we believe the financial statements of Growth Partners (as defined below) itself are more relevant to the investor than our financial statements because Growth Partners’ financial statements present the financial position and results of the underlying operations of Growth Partners in greater detail. For accounting purposes, the predecessor to CAC is Growth Partners. The historical financial statements of Growth Partners are the combined financial statements of entities and assets to be acquired by Growth Partners, which consist of Caesars Entertainment’s equity interests in Caesars Interactive Entertainment, Inc. (“CIE”), the equity interests of a subsidiary of PHW Las Vegas LLC, which will hold all of the assets and liabilities of PHW Las Vegas, LLC, including Planet Hollywood, the equity interests of Caesars Baltimore Investment Company, LLC (“CBIC”), which holds an interest in the Maryland Joint Venture, and investments in bonds previously issued by Caesars Entertainment Operating Company (“CEOC”), a subsidiary of Caesars Entertainment Corporation.

CAESARS ACQUISITION COMPANY

Initial Capitalization

At its February 25, 2013 date of incorporation, CAC had not issued any shares. Since CAC was incorporated in 2013, CAC has neither engaged in any operations nor generated any revenues or income prior to its date of incorporation in 2013. All fees and expenses incurred to create the CAC entity and structure the Transactions has been funded by Caesars Entertainment. All fees and expenses incurred to create and structure the rights offering component of the Transactions will be reimbursed by CGP LLC to Caesars Entertainment upon consummation of the Transactions.

Liquidity and Capital Resources

CAC expects to receive proceeds of between $500.0 million and $1,182.6 million from this offering, which will be used to purchase all of the outstanding voting units in CGP LLC.

Capital Spending

CAC is not expected to incur capital expenditures in the normal course of business or to pursue acquisition opportunities other than through CGP LLC. See “Liquidity and Capital Resources – Growth Partners”.

Liquidity and Capital Resources

CAC’s sole source of funds will be the proceeds received from this offering. To the extent that CAC requires additional funding subsequent to the completion of this offering, CAC may borrow funds or issue additional equity. However, as CAC will not have operations of its own, it is expected that CAC will not have a significant need for additional liquidity.

Pursuant to the Certificate of Incorporation of CAC and the CGP Operating Agreement, after the third anniversary of the closing of the Transactions, Caesars Entertainment and/or its subsidiaries will have the right, which it may assign to any of its affiliates or to any transferee of all non-voting units of CGP LLC held by Caesars Entertainment and which only may be exercised under certain circumstances as described below, to acquire all or a portion of the voting units of CGP LLC (or, at the election of CAC and subject to the approval of CAC’s stockholders, shares of CAC’s Class A common stock) not otherwise owned by Caesars Entertainment and/or its subsidiaries at such time. The purchase consideration may be, at Caesars Entertainment’s option, cash or shares of Caesars Entertainment’s common stock valued at market value, net of customary market discount and expenses, provided that the cash portion will not exceed 50% of the total consideration in any exercise of the call right. The purchase price will be the fair market value of the voting units of CGP LLC (or shares of CAC’s Class A common stock) at such time based on an independent appraisal, subject to (i) a minimum purchase price equal to the capital contribution in respect of such units plus a 10.5% per annum return on such capital contribution, or (ii) a maximum purchase price equal to the capital contribution in respect of such units plus a 25% per annum return on such capital contribution, in either case, taking into account prior distributions (other than tax distributions) with respect to such units.

The call right may be exercisable in part by Caesars Entertainment (up to three times), but until the call right is exercised in full, any voting units of CGP LLC (or shares of CAC’s Class A common stock) acquired by Caesars Entertainment will be converted into non-voting units of CGP LLC (or non-voting shares of CAC’s Class B common stock). Additionally, the call right may only be exercised by Caesars Entertainment and/or its subsidiaries if, at the time of such exercise, (w) Caesars Entertainment and CAC enter into a resale registration rights agreement with respect to the shares of Caesars Entertainment common stock used as all or a portion of the purchase consideration in connection with the exercise of the call right, (x) the common stock of Caesars Entertainment (i) is registered with the Securities and Exchange Commission, (ii) is listed for trading and trades on a national securities exchange, and (iii) issuable upon exercise of the call right will represent, in the aggregate, not more than one half of the total Caesars Entertainment’s common stock issued and outstanding giving effect to the exercise of the call right, (y) Caesars Entertainment has a minimum liquidity of $1.0 billion and a maximum net debt leverage ratio of 9.00 to 1.00, and (z) no event of default has occurred and is in effect under any financing agreement of Caesars Entertainment or its subsidiaries. Further, in the event that a stockholder vote of Caesars Entertainment is required in connection with the exercise of such call right, receipt of affirmative approval of such vote will be a condition to the exercise of the call right and at the closing of the Transactions, affiliates of the Sponsors will enter into a voting support agreement in favor of any such stockholder approval. In addition, a majority of the independent directors of the board of directors of Caesars Entertainment must approve the exercise of the call right by Caesars Entertainment and/or its subsidiaries. The call right will be transferable to a transferee that also receives a transfer of all the non-voting units of CGP LLC, and exercisable by the transferee upon the same terms and conditions (including same consideration in the form of Caesars Entertainment stock) as apply to Caesars Entertainment and its subsidiaries.

Following the fifth anniversary of the closing of the Transactions and until the eighth year sixth month anniversary of the closing of the Transactions, our Board will have the right to cause a liquidation of CGP LLC, including the sale or winding up of CGP LLC, or other monetization of all of its assets and the distribution of the proceeds remaining after satisfaction of all liabilities of CGP LLC to the holders of CGP LLC’s units according to the waterfall described below. On the eighth year and sixth month anniversary of the closing of the Transactions (unless otherwise agreed by Caesars Entertainment and CAC), if our Board has not previously exercised its liquidation right, the CGP Operating Agreement provides that CGP LLC shall, and our Board shall cause CGP LLC to, effect a liquidation.

Upon a liquidation, partial liquidation or sale of material assets, all net cash and other assets not monetizable of CGP LLC shall, subject to applicable gaming regulatory laws, be distributed as follows: (i) first, to all units held by CAC until amounts distributed equal return of CAC’s capital contribution (less the Capital Shift Amount) plus a 10.5% per annum of return on such capital contribution (such return to begin accruing on the proceeds in excess of the purchase price of Planet Hollywood, Horseshoe Baltimore and 50% of the related management fees only upon the investment of such excess proceeds by Growth Partners); (ii) second, to all units held by Caesars Entertainment and/or its subsidiaries until Caesars Entertainment catches up (on a per unit basis) to its respective amount distributed in provision (i) (including the 10.5% per annum of return on the capital contribution) and Caesars Entertainment receives the Capital Shift Amount and (iii) third, to all holders of units pro rata.

The structure pursuant to which CGP LLC will effect a liquidating distribution, sale of CGP LLC or other similar transaction that provides liquidity to the holders of CGP LLC’s units as described above will be determined by a special-purpose Liquidation Committee that will include representatives from Caesars Entertainment and CAC. In connection with any liquidation of CGP LLC, CAC will have an approval right over any sale or other monetization of assets of CGP LLC that would not exceed the greater of (x) the book value of CGP LLC, and (y) the value of CGP LLC as determined by an appraiser selected by CAC.

Please see “Certain Relationships and Related Party Transactions—CGP Operating Agreement” for details with respect to the call right and liquidation right described above.

Critical Accounting Policies and Estimates

We prepare our financial statements in conformity with GAAP.

Certain of our accounting policies require that we apply significant judgment in defining the appropriate assumptions for calculating financial estimates. By their nature, these judgments will be subject to an inherent degree of uncertainty. Our judgments will be based upon the historical experience of Caesars Entertainment, terms of existing contracts, observance of trends in the industry, information provided by our customers and information available from other outside sources, as appropriate. Actual results may differ from our estimates. For a summary of our significant accounting policies, please refer to the notes to our audited balance sheet included elsewhere in this prospectus.

We consider accounting estimates to be critical accounting policies when:

•	the estimates involve matters that are highly uncertain at the time the accounting estimate is made; and

•	different estimates or changes to estimates could have a material impact on the reported financial position, changes in financial position or results of operations.

When more than one accounting principle, or method of its application, is generally accepted, we select the principle or method that we consider to be the most appropriate when given the specific circumstances. Application of these accounting principles requires us to make estimates about the future resolution of existing uncertainties. Due to the inherent uncertainty involving estimates, actual results reported in the future may differ from those estimates.

We are an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards such that an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to delay such adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, our financial statements may not be comparable to the financial statements of other public companies. We may take advantage of these reporting exemptions until we are no longer an “emerging growth company.”

Consolidation

We consolidate into our financial statements the accounts of any variable interest entity for which we are determined to be the primary beneficiary. We analyze our variable interests to determine if the entity that is party to the variable interest is a variable interest entity in accordance with GAAP. This analysis requires significant judgment on the part of management, and any changes to that judgment could result in reaching a different consolidation conclusion. Our analysis includes both quantitative and qualitative reviews. Quantitative analysis is based on the forecasted cash flows of the entity. Qualitative analysis is based on our review of the design of the entity, its organizational structure including decision-making ability, and financial agreements. Based on current analyses, subsequent to the consummation of the Transactions, CGP LLC will be deemed to be a variable interest entity. In addition, based on our current analysis, CAC is not deemed to be the primary beneficiary of CGP LLC, and therefore we will not consolidate CGP LLC into our financial statements.

We also consolidate into our financial statements the accounts of any wholly-owned subsidiaries and any partially-owned subsidiaries that are not deemed to be variable interest entities and for which we have the ability to control. Control generally equates to ownership percentage, whereby investments that are more than 50% owned are consolidated, investments in affiliates of 50% or less but greater than 20% are generally accounted for using the equity method, and investments in affiliates of 20% or less are accounted for using the cost method. At the date of incorporation and at June 30, 2013, we have no wholly-owned subsidiaries.

Our consolidated financial statements include the elimination of all intercompany accounts and transactions.

Impairment of Equity Method Investments

Upon consummation of the Transactions, CAC’s primary asset will be its investment in CGP LLC. We expect to review this investment quarterly for indicators of other-than-temporary impairment. This determination will require significant judgment. In making this judgment, we will consider available quantitative and qualitative evidence in evaluating potential impairment of this investment. If the carrying value of our investment exceeds its fair value, we will evaluate, among other factors, general market conditions, the duration and extent to which the fair value is less than our carrying value, and our intent and ability to hold, or plans to sell, the investment. We also will consider specific adverse conditions related to the financial health of and business outlook for the investee, CGP LLC, including industry and sector performance, changes in technology, and operational and financing cash flow factors. Once a decline in fair value is determined to be other-than-temporary, an impairment charge will be recorded and a new carrying basis in the investment will be established.

Earnings from Equity Method Investment in CGP LLC

CAC will account for its investment in CGP LLC using the HLBV form of the equity method of accounting. Under the HLBV form of equity method accounting, we will record our interest in the CGP LLC entity based upon our contractual claim on CGP LLC’s accounting balance sheet pursuant to the mandatory liquidation provisions of the CGP Operating Agreement. Under this approach, our income or loss that we recognize in any period will represent the increase or decrease in our claim on CGP LLC’s balance sheet assuming a hypothetical liquidation at the end of that reporting period when compared with our claim on CGP LLC’s balance sheet assuming a hypothetical liquidation at the beginning of that reporting period, after removing any contributions or distributions.

Income Taxes

We record income taxes under the asset and liability method, whereby deferred tax assets and liabilities are recognized based on the expected future tax consequences of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and attributable to operating loss and tax credit carryforwards. We reduce the carrying amounts of deferred tax assets by a valuation allowance if, based on the available evidence, it is more likely than not that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed periodically based on the more likely than not realization threshold. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carryforward periods, our experience and the experience of Caesars Entertainment with operating loss and tax credit carryforwards not expiring unused and tax planning alternatives.

The effect on the income tax provision and deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Quantitative and Qualitative Disclosure about Market Risk

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and commodity prices. As CAC will only hold an investment in CGP LLC accounted for using the HLBV form of the equity method of accounting, we do not believe that CAC has significant market risk exposure.

CAC will not purchase or hold any derivative financial instruments for hedging or trading purposes.

Growth Partners

Overview

CGP LLC will use the cash proceeds from the sale of its voting units to CAC to purchase from Caesars Entertainment (i) the equity interests of a subsidiary of PHW Las Vegas, LLC, which holds all of the assets and liabilities formerly held directly by PHW Las Vegas, LLC, including Planet Hollywood Resort and Casino, (ii) its interest in the Maryland Joint Venture, and (iii) a 50% interest in the management fee revenues of PHW Manager, LLC, which manages Planet Hollywood, and of another subsidiary of CEOC that holds a management agreement to manage Horseshoe Baltimore. We refer to these transactions as the “Purchase Transaction” and the acquired net assets the “Purchased Assets.” The Purchase Transaction is deemed to be a transaction among entities under common control. Therefore, CGP LLC will account for the Purchase Transaction using the historical carrying values of the Purchased Assets.

In connection with the distribution of the subscription rights, subsidiaries of Caesars Entertainment will contribute to CGP LLC, in exchange for non-voting units, (i) Caesars’s equity interests in CIE, representing approximately 89% of the total issued and outstanding shares of CIE prior to giving effect to any options or warrants that are exercisable and (ii) approximately $1.1 billion in aggregate principal amount of the CEOC Notes. We refer to these transactions as the “Contribution Transaction” and these assets as the “Contributed Assets.” The Contribution Transaction is deemed to be a transaction among entities under common control. Therefore, CGP LLC will account for the Contribution Transaction using the historical carrying values of the Contributed Assets.

In connection with the Purchase Transaction and the Contribution Transaction, CGP LLC will enter into agreements with Caesars Entertainment and its subsidiaries to provide certain corporate shared services and back-office support and business advisory services to CAC and CGP LLC and its subsidiaries. See “Certain Relationships and Related Party Transactions.” We refer to the Purchase Transaction, Contribution Transaction and the entering into such agreements collectively as the “Transactions.” The historical combined financial statements of the entities and assets that will be contributed to or purchased by CGP LLC are herein referred to as “Growth Partners”.

As CAC’s only asset will consist of its contemplated acquisition of the outstanding voting units of Growth Partners, we have provided within this Prospectus audited financial statements of Growth Partners as the Predecessor entity to CAC. Such financial statements would also be required under Rule 3.05 of Regulation S-X. Such financial statements have been prepared in conformity with accounting principles generally accepted in the United States (“GAAP”). We have also provided discussion of the historical results of operations, liquidity and capital resources, and critical accounting policies of Growth Partners. This discussion should be read in conjunction with, and is qualified in its entirety by, the audited combined financial statements of Growth Partners as of and for each of the two years ended December 31, 2012 and 2011 and the notes thereto, the unaudited combined condensed financial statements of Growth Partners as of and for the six months ended June 30, 2013 and 2012, and the other financial information included elsewhere in this Prospectus.

For financial reporting purposes, Growth Partners has two reportable segments: (1) Interactive Entertainment; and (2) Casino Properties and Developments. Growth Partners’ Interactive Entertainment segment consists of CIE, which is comprised of three distinct, but complementary businesses that reinforce, cross-promote and build upon each other: social and mobile games, the World Series of Poker (“WSOP”) and regulated online real money gaming. Growth Partners’ Casino Properties and Developments segment consists of Planet Hollywood and the Maryland Joint Venture.

Performance Metrics—Interactive Entertainment—Social and Mobile Games

For the year ended December 31, 2012, the CIE business generated over 93% of its revenues from its social and mobile games business. CIE measures the performance of its social and mobile games business by using several key financial metrics, including revenue, and operating metrics, including Daily Active Users, Monthly Active Users, Monthly Unique Users, Average Revenue per User and Monthly Unique Payers. These operating metrics help CIE to understand and measure the engagement levels of its players, the size of its audience and its reach.

On December 27, 2012, CIE consummated the acquisition of substantially all of the assets of Buffalo Studios, a social and mobile games developer based in Santa Monica, California. Aggregate cash consideration paid for this acquisition was approximately $45.2 million. CIE also recorded contingent consideration payable of approximately $5.6 million associated with this acquisition. Given that this acquisition occurred only four days prior to the end of the 2012 calendar year, performance metrics from Buffalo Studios for this four-day period are excluded from all performance metrics presented below.

Daily Active Users. CIE defines Daily Active Users as the number of individuals who played one of its games during a particular day on a particular platform. Under this metric, an individual who plays two different games on the same day is counted as two Daily Active Users. Similarly, an individual who plays the same game on two different platforms (e.g., web and mobile) or on two different social networks on the same day would be counted as two Daily Active Users. Average Daily Active Users for a particular period is the average of the Daily Active Users for each day during that period. CIE uses Daily Active Users as a measure of audience engagement.

Monthly Active Users. CIE defines Monthly Active Users as the number of individuals who played a particular game in the 30-day period ending with the measurement date on a particular platform. Under this metric, an individual who plays two different games in the same 30-day period is counted as two Monthly Active Users. Similarly, an individual who plays the same game on two different platforms (e.g., web and mobile) or on two different social networks in a 30-day period would be counted as two Monthly Active Users. Average Monthly Active Users for a particular period is the average of the Monthly Active Users at each month-end during that period. CIE uses Monthly Active Users as a measure of total game audience size.

Monthly Unique Users. CIE defines Monthly Unique Users as the number of unique individuals who played any of its games on a particular platform in the 30-day period ending with the measurement date. An individual who plays more than one of CIE’s games in a given 30-day period would be counted as a single monthly unique user. However, because CIE cannot always distinguish unique individuals playing across multiple platforms, an individual who plays any of its games on two different platforms (e.g., web and mobile) in a given 30-day period may be counted as two Monthly Unique Users in the event that CIE does not have data that allows it to identify and separate the player. Because many of CIE’s players play more than one game in a given 30-day period, Monthly Unique Users are always lower than Monthly Active Users in any given time period. Average Monthly Unique Users for a particular period is the average of the Monthly Unique Users at each month-end during that period. Starting in the first quarter 2012, CIE began tracking Monthly Unique Users as a measure of total audience reach across its network of games.

Average Revenue per User. CIE defines Average Revenue per User as (i) the total revenue in a given period, (ii) divided by the number of days in that period, (iii) divided by the average Daily Active Users during the period. CIE believes that Average Revenue per User provides useful information to investors and others in understanding and evaluating its results in the same manner as the management and Board. CIE uses Average Revenue per User as a measure of overall monetization across all of its players through the sale of virtual goods.

Monthly Unique Payers. CIE defines Monthly Unique Payers as the number of unique individuals who purchased virtual currency in any of its games on a particular platform in the 30-day period ending with the measurement date. An individual who makes multiple purchases of virtual currency on more than one of CIE’s games on a particular platform in a given 30-day period would be counted as a single Monthly Unique Payer. However, because CIE cannot always distinguish unique individuals purchasing virtual currency across multiple platforms, an individual who makes a purchase of virtual currency on any of CIE’s games on two different platforms (e.g., web and mobile) in a given 30-day period may be counted as two Monthly Unique Payers in the event that CIE does not have data that allows it to identify and separate the paying user. Average Monthly Unique Payers for a particular period is the average of the Monthly Unique Payers at each month-end during that period. CIE uses Monthly Unique Payers as a measure of monetization across all of its players through the sale of virtual goods.

The table below shows the results of CIE’s social and mobile games business, using the financial and operating metrics described above, for the periods indicated. Revenues are presented in millions of dollars, user statistics are presented in thousands of users, and average revenues per user is presented in dollars.

	For the three months ended
	Mar 31, 2011	Jun 30, 2011	Sep 30, 2011	Dec 31, 2011	Mar 31, 2012	Jun 30, 2012	Sep 30, 2012	Dec 31, 2012	Mar 31, 2013	June 30, 2013
Total Revenues	NA	$5.50	$20.50	$27.90	$41.30	$49.50	$51.70	$50.80	$66.60	$70.70
Web	NA	$5.50	$20.50	$25.10	$26.90	$27.30	$27.60	$26.40	$34.00	$36.30
Mobile	NA	NA	NA	$2.80	$14.40	$22.20	$24.10	$24.40	$32.60	$34.40

Average DAUs(1)	817	1,593	2,184	3,264	4,238	4,802	4,730	5,139	5,259	4,952
Web(1)	817	1,593	2,184	3,224	3,707	3,743	3,257	3,278	3,106	2,816
Mobile(1)	—	—	—	40	531	1,059	1,473	1,861	2,153	2,136

Average MAUs(1)	3,248	5,502	8,246	11,745	15,511	18,562	17,200	17,777	17,695	16,962
Web(1)	3,248	5,502	8,246	11,475	13,166	14,149	11,773	11,242	10,488	9,838
Mobile(1)	NA	NA	NA	270	2,345	4,413	5,427	6,535	7,207	7,124

Average MUUs	NA	NA	NA	NA	11,289	14,208	13,310	12,724	16,052	14,941

Average MUPs	39	72	82	105	169	206	208	185	196	186

ARPU(1)	$0.06	$0.09	$0.13	$0.13	$0.14	$0.13	$0.14	$0.13	$0.14	$0.16
Web(1)	$0.06	$0.09	$0.13	$0.12	$0.11	$0.11	$0.12	$0.11	$0.12	$0.14
Mobile(1)	NA	NA	NA	$0.75	$0.30	$0.23	$0.19	$0.16	$0.17	$0.18

(1)	Operating metrics include numbers from Playtika prior to CIE’s May 2011 acquisition of Playtika and from Buffalo Studios prior to CIE’s December 2012 acquisition of substantially all of the net assets of Buffalo Studios.

Consistent with the social and mobile business model, only a small portion of CIE’s social and mobile games players pay for virtual goods. During the second quarter of 2013, CIE’s social and mobile games business had approximately 0.20 million average Monthly Unique Payers, or 1.2% of the total number of average Monthly Unique Users on the social and mobile platforms during this period, purchase virtual goods. Because the opportunity for social interactions and player generated promotion through playing platforms increases as the overall number of players increase, CIE believes that maintaining and growing its total number of players, including the number of players who may not purchase virtual goods, is important to the success of its business. The sale of virtual goods, however, constitutes the primary source of revenue for CIE’s social and mobile games business. The degree to which game players choose to pay for virtual goods in the games is driven by CIE’s ability to create content that enhances the game-play experience. CIE’s revenue and overall financial performance are affected by the number of players and the effectiveness of its monetization of players through the sale of virtual goods.

CIE’s user metrics are impacted by several factors that cause them to fluctuate on a quarterly basis. The Daily Active Users, Monthly Active Users and Monthly Unique Payers increased from the time that Playtika launched in 2010 to the three months ended September 30, 2011 primarily due to the addition of new content in Slotomania. The increase in Daily Active Users, Monthly Active Users and Monthly Unique Payers accelerated in the three months ended December 31, 2011 as Slotomania launched on the iOS mobile platform, and in the three months ended March 31, 2012 as Slotomania launched on the Android mobile platform and from the launch of Caesars Casino on Facebook. Growth in the performance metrics for the quarters subsequent to March 31, 2012 is largely attributable to continued growth of the Slotomania game on mobile platforms and increased popularity of the Caesars Casino game, combined with effective marketing efforts and new content. Future growth in audience and engagement will depend on CIE’s ability to retain current players, attract new players, launch new games and expand into new markets and distribution platforms.

The initial introduction of Slotomania into the mobile space, and the phased launch across multiple platforms and geographies resulted in a significant average revenue per user in the early stages of roll-out, declining to a more normalized average revenue per user once the rollout of Slotomania had reached several platforms in a significant number of geographies. Overall, the Company expects average revenue per user to be slightly higher on the mobile platforms based upon the relative ease of the tablet payment process and the overall user demographics of tablet users, when compared to the purchase process and user demographics of web platforms.

For the six months ended June 30, 2013, over 42% of CIE’s social and mobile games revenue was generated from outside of the United States. CIE’s ability to grow its social and mobile games revenue outside of the United States in the future will depend on a number of factors, including, among others, the growth in the number of overall international players, localization of content and the availability of payment options. The table below shows the revenue generated from CIE’s social and mobile games business by geographic region for the eight quarters listed and assumes that deferred revenues are spread proportionately across all geographies.

	For the Three Months Ended
Region	Sep 30, 2011	Dec 31, 2011	Mar 31, 2012	June 30, 2012	Sep 30, 2012	Dec 31, 2012	Mar 31, 2013	June 30, 2013
	(in thousands)
North America	$11,809	$16,392	$24,286	$28,618	$29,381	$28,881	$43,204	$47,750
South America	87	133	197	309	313	380	470	569
Europe	2,277	3,308	6,165	6,873	6,554	6,798	8,691	7,826
Asia/Pacific	6,285	7,992	10,510	13,581	15,301	14,534	13,981	14,319
Africa and ROW	81	88	144	154	166	161	217	240

Combined Operating Results—Growth Partners

	For the Six Months Ended June 30,
	2013	2012
	(in millions)
Revenues	$308.2	$249.1
Income from operations	1.7	43.4
Net income attributable to Growth Partners	46.6	59.7

	For the Year Ended December 31,
	2012	2011
	(in millions)
Revenues	$511.4	$372.7
Income from operations	88.5	61.9
Net income attributable to Growth Partners	126.8	84.5

Revenues of Growth Partners for the first six months of 2013 increased by $59.1 million when compared with 2012, driven by the December 2012 acquisition of substantially all of the net assets of Buffalo Studios in the Interactive Entertainment segment. Income from operations for the first six months of 2013 was $1.7 million, compared to income from operations of $43.4 million in 2012. The decrease was driven by a fair value adjustment of $48.9 million related to contingent consideration for the acquisition of Buffalo Studios. Absent this charge, income from operations for the six months 2013 would have increased by $7.2 million when compared with 2012.

Revenues of Growth Partners for 2012 increased by $138.7 million when compared with 2011, driven by the 2011 acquisition of Playtika in the Interactive Entertainment segment. Income from operations for 2012 increased by $26.6 million when compared with 2011, comprised of an increase in income from operations in the Interactive Entertainment segment resulting from the 2011 acquisition of Playtika, partially offset by a decrease in income from operations in the Casino Properties and Developments segment resulting from increased direct expenses of operations and from development costs associated with the Maryland Joint Venture.

Reportable Segments Operating Results

Interactive Entertainment

	For the Six Months Ended June 30,
	2013	2012
	(in millions)
Revenues	$142.6	$96.8
(Loss)/income from operations	(27.7)	21.4
Adjusted Segment EBITDA(1)	40.7	34.3

	For the Year Ended December 31,
	2012	2011
	(in millions)
Revenues	$207.7	$66.5
Income from operations	50.0	12.0
Adjusted Segment EBITDA(1)	76.2	27.8

(1)	See “—Reconciliations of Adjusted Segment EBITDA to Net Income” for a reconciliation of Adjusted Segment EBITDA to net income.

Interactive Entertainment revenues increased by $45.8 million for the first six months of 2013 compared to 2012, primarily as a result of the December 2012 acquisition of substantially all of the net assets of Buffalo Studios and its social and mobile games applications, including Bingo Blitz. Loss from operations for the first six months of 2013 was $27.7 million, compared to income from operations of $21.4 million in 2012. The decrease was driven by a fair value adjustment of $48.9 million related to contingent consideration for the acquisition of Buffalo Studios. Absent this charge, income from operations for the first six months of 2013 would have decreased by $0.2 million when compared with 2012.

Interactive Entertainment revenues increased by $141.2 million for 2012 compared to 2011, primarily as a result of the May 2011 acquisition of a controlling interest in Playtika and its social and mobile games applications, including Slotomania. The increase is attributable to significant growth in the underlying Playtika business, combined with a full year of consolidated financial results of Playtika in 2012, as Playtika was first consolidated upon its acquisition in May 2011.

The acquisition of Playtika resulted in the recording of increased platform fees in 2012 when compared with 2011, shown as direct expenses of the Interactive Entertainment segment. Growth Partners also recorded increased levels of Research and Development expenses as a result of the Playtika acquisition, and recorded increased stock compensation expense in 2012 when compared with 2011, both of which are included within Property, general, administrative and other expenses within the accompanying financial statements.

Income from operations for Interactive Entertainment improved to $50.0 million in 2012 from $12.0 million for 2011. This improvement in income from operations was primarily related to inclusion of a full year of Playtika’s financial results in 2012 compared with the partial year in 2011, combined with the income impact of increased revenues from the Playtika business.

Casino Properties and Developments

	For the Six Months Ended June 30,
	2013	2012
	(in millions)
Net Revenues	$165.6	$152.3
Income from operations	29.4	22.0
Adjusted Segment EBITDA(1)	44.1	34.2

	For the Year Ended December 31,
	2012	2011
	(in millions)
Net Revenues	$303.7	$306.2
Income from operations	38.5	49.9
Adjusted Segment EBITDA(1)	69.1	74.5

(1)	See “—Reconciliations of Adjusted Segment EBITDA to Net Income” for a reconciliation of Adjusted Segment EBITDA to net income.

We measure the performance of our Casino Properties and Developments segment in part through tracking of trips by rated customers, which means a customer whose gaming activity is tracked through Caesars Entertainment’s Total Rewards system, referred to as “trips”, and spend per rated customer trip, referred to as “spend per trip”. A trip is created by a Total Rewards card holder engaging in one or more of the following activities while at our property: (1) hotel stay, (2) gaming activity or (3) a comp redemption, which means the receipt of a complimentary item given out by our casino. Customer spend means the cumulative rated theoretical spend (which is the amount of money expected to be retained by the casino based upon the mathematics underlying the particular game as a fraction of the amount of money wagered by the customer) across all game types for a specific customer. The average combined hold is the percentage of the amount wagered across all game types (including table games and slot machines) that the casino retained.

Casino Properties and Developments net revenues increased in the first six months of 2013 when compared with 2012. Total trips increased in the first six months of 2013 when compared with 2012 driven by increases in trips by non-lodgers. Trips by lodgers during the first six months of 2013 decreased slightly when compared with 2012. Total spend per trip increased, despite average combined hold decreasing from 12.0% in 2012 to 11.4% in 2013. Cash average daily room rates for the first six months of 2013 increased to $112 from $108, or approximately four percent, when compared to 2012. Total occupancy percentages increased one hundred and twenty basis points from an average daily occupancy of 93.9% in the first six months of 2012 to 95.1% in 2013. Revenue per available room (“RevPar”) was $103 in the first six months of 2012, increasing to $108 in 2013.

Food and beverage revenues for first six months of 2013 were $43.0 million, up from $34.8 million in 2012. This increase was driven largely by the opening of a newly branded restaurant combined with increased banquet business.

Income from operations increased in the first six months of 2013 when compared with 2012 primarily due to the income impact of increased revenues.

Casino Properties and Developments net revenues were down slightly in 2012 when compared with 2011. Total trips decreased in 2012 when compared with 2011 driven by a reduction in trips by non-lodgers, partially offset by an increase in trips by lodgers. Despite a reduction in total trips, total spend per trip increased, driven by the increase in spend per trip by the non-lodger customer segment. In addition, average combined hold increased to 10.8% in 2012 from 10.3% in 2011. Cash average daily room rates for 2012 for Planet Hollywood slightly decreased to $104 from $105, or approximately one percent, when compared to 2011. Total occupancy percentages decreased two percentage points from an average daily occupancy of 95.9% in 2011 to 93.9% in 2012. RevPar was $102 in 2011, decreasing to $100 in 2012.

Food and beverage revenues for 2012 were $69.7 million, a slight increase from $68.4 million in 2011. This increase was driven largely by the increase in trips by lodgers.

Income from operations decreased in 2012 when compared with 2011 due to the income impact of reduced revenues at Planet Hollywood, a modest increase in direct expenses of operating the Planet Hollywood facility, and the incurrence of development costs in 2012 for the Maryland Joint Venture without any corresponding amounts recorded in 2011.

We often provide incentives for customers to stay and play at our properties. We provide such incentives to our customers based on a number of factors such as marketing plans, competitive factors, economic conditions, and regulations. These incentives come in a variety of different forms including free and discounted product, gaming credits, food and beverage, hotel rooms credits, and other forms. The retail value of accommodations, food and beverage, and other services furnished to casino guests is included in gross revenue and then deducted as promotional allowances. Hence, net revenues as discussed above exclude all promotional allowances. We believe our allocation of promotional allowances to be within industry standards and appropriate for the Planet Hollywood brand and competitive environment.

Other Factors Affecting Net Income

	For the Six Months Ended June 30,
	2013	2012
	(in millions)
Interest expense, net of interest capitalized	$(20.3)	$(21.9)
Interest income—related party	83.1	69.4
Loss on early extinguishment of debt	(0.2)	—
Other income, net	0.3	0.9
Provision for income taxes	(19.1)	(31.8)
Net loss / (income) attributed to non-controlling interests	1.1	(0.3)

	For the Year Ended December 31,
	2012	2011
	(in millions)
Interest expense, net of interest capitalized	$(41.7)	$(39.9)
Interest income—related party	145.1	123.7
Loss on early extinguishment of debt	—	(2.6)
Other income, net	1.9	0.1
Provision for income taxes	(66.4)	(50.7)
Net income attributed to non-controlling interests	(0.6)	(8.0)

Interest expense, net of interest capitalized

Interest expense, net of interest capitalized, was down slightly in the first six months of 2013 when compared with 2012, and was up slightly in the full year 2012 when compared with 2011.

The Interactive Entertainment segment borrowed funds from Caesars Entertainment in May 2011 and December 2011 to fund the original acquisition of Playtika and the subsequent purchase of the remaining minority interest in Playtika, respectively. Throughout 2012, the Interactive Entertainment segment made significant payments of principal on this related party debt. In December 2012 funds were again borrowed from Caesars Entertainment to fund the acquisition of substantially all of the assets of Buffalo Studios. Overall, the average balance outstanding for the first six months of 2013 was lower than 2012, resulting in interest expense of $1.1 million in 2013, compared with $3.0 million in 2012. The average balance outstanding for 2012 was greater than 2011, resulting in interest expense of $4.1 million in 2012, compared with $2.1 million in 2011.

Interest expense associated with the Planet Hollywood secured loan increased from $36.8 million in 2011 to $37.5 million in 2012, and from $18.6 million in the first six months of 2012 to $19.2 million in the first six months of 2013, resulting from increased amortization of debt discount.

Interest income-related party

Growth Partners generates interest income on its portfolio of approximately $1.1 billion of aggregate principal amount of the CEOC Notes. The CEOC Notes have fixed interest rates ranging from 5.625% to 10.75% and maturities ranging from 2015 to 2018. The increase in interest income in 2012 when compared with 2011, and in the first six months of 2013 when compared with 2012, is primarily the result of increased accretion of discount originally recorded as a result of purchasing the senior notes at market prices significantly below face value.

Loss on early extinguishment of debt

The debt held within the Casino Properties and Development segment contains excess cash flow provisions which require mandatory prepayment of debt when certain conditions are met. The mandatory prepayments made during the first six months of 2013 or the year ended December 31, 2012 did not result in a substantial loss to the accompanying financial statements. The mandatory prepayments made in 2011 resulted in the Company recognizing a $2.6 million dollar loss to reduce its debt discount.

Other income, net

Other income for 2012 consists of $0.6 million in foreign exchange gain resulting from our Playtika operations based in Israel, $0.8 million in income received from a third-party in connection with our joint agreement to promote, advocate and support the enactment of a California online poker law, and a $0.5 million gain resulting from the fair value measurement of a warrant granted to Rock Gaming for the purchase of CIE’s common stock.

Provision for income taxes

The provision for income taxes represent the allocated income taxes from the consolidated Caesars Entertainment provision for income taxes as if Growth Partners filed separate US federal, state, and foreign income tax returns. The provision for income taxes for 2012 and 2011 differ from expected federal tax rate of 35% primarily due to tax benefits from foreign operations offset by nondeductible stock based compensation and nondeductible expenses including lobbying expenditures and professional fees.

The effective tax rate for the six months ended June 30, 2013 and 2012 was 29.6% and 34.6% respectively. The primary cause for the difference from the federal statutory rate of 35% is due to tax benefits from foreign earnings taxed at lower rates and from a favorable tax ruling in Israel received in February 2013.

Net income attributed to non-controlling interests

As a result of the acquisition of a 51% controlling equity interest in Playtika in May 2011, CIE began consolidating the results of Playtika subsequent to the acquisition date, recording net income attributed to non-controlling interest for the 49% equity interest not owned during that period. CIE acquired the remaining 49% equity interest in Playtika in December 2011. For 2012, non-controlling interests was largely attributable to the Maryland Joint Venture. For the first six months of 2013, net loss attributed to non-controlling interests related to losses in the Maryland Joint Venture.

Reconciliations of Adjusted Segment EBITDA to Net Income

Growth Partners uses Adjusted Segment EBITDA as a supplemental measure of its performance. EBITDA is comprised of net income before (i) interest expense, net of capitalized interest, (ii) interest income, (iii) provision for income taxes, and (iv) depreciation and amortization expense. Adjusted Segment EBITDA is comprised of EBITDA, further adjusted for certain items that Growth Partners does not consider indicative of its ongoing operating performance.

Adjusted Segment EBITDA, as calculated in this prospectus, may not be comparable to similarly titled measures reported by other companies within the industry. In evaluating Adjusted Segment EBITDA, you should be aware that in the future Growth Partners may incur expenses that are the same or similar to some of the adjustments in this presentation. Growth Partners’ presentation of Adjusted Segment EBITDA should not be construed as an inference that its future results will be unaffected by unusual or unexpected items.

Adjusted Segment EBITDA is a non-GAAP financial measure commonly used in the interactive entertainment and gaming industry and should not be construed as an alternative to net income / (loss) as an indicator of operating performance or as an alternative to cash flow provided by operating activities as a measure of liquidity as determined in accordance with GAAP. We have included the Adjusted Segment EBITDA of Growth Partners because Growth Partners’ management uses Adjusted Segment EBITDA to measure performance and allocate resources, and we believe that Adjusted Segment EBITDA provides potential indirect investors in Growth Partners, through direct investment in CAC, with additional information consistent with that used by the management of Growth Partners.

	For the three months ended
	June 30, 2013	March 31, 2013	December 31, 2012	September 30, 2012	June 30, 2012	March 31, 2012	December 31, 2011	September 30, 2011	June 30, 2011	March 31, 2011
						(in millions)
Adjusted Segment EBITDA
Interactive Entertainment	$20.1	$20.6	$19.2	$22.7	$17.5	$16.8	$14.5	$11.9	$1.4	$—
Casino Properties and Development	22.2	21.9	20.8	14.1	15.8	18.4	20.0	17.8	19.2	17.5

	42.3	42.5	40.0	36.8	33.3	35.2	34.5	29.7	20.6	17.5
Reconciliation
Stock-based compensation (a)	(7.9)	(2.5)	0.2	(6.8)	(2.2)	(2.6)	(10.4)	(0.3)	(0.1)	(0.1)
Lobbying expense (b)	(0.8)	(0.3)	(0.7)	(0.9)	(1.5)	(0.5)	(0.8)	(0.7)	(0.7)	(0.7)
Acquisition and integration costs (c)	(0.2)	—	(0.5)	(0.9)	(2.6)	(0.1)	—	(0.7)	(0.2)	—
Fair value of contingent consideration (d)	3.5	(52.4)	—	—	—	—	—	—	—	—
Gains resulting from legal settlements (e)	—	—	—	—	—	—	0.1	2.9	—	(0.1)
Loss on early extinguishment of debt	(0.2)	—	—	—	—	—	(0.3)	—	(2.0)	(0.3)
Write-downs, reserves, recoveries, and project opening costs (f)	—	(1.7)	(3.2)	(2.8)	—	0.5	4.1	(0.4)	(1.4)	(1.3)
Other income, net	0.1	0.2	0.4	0.6	0.5	0.4	0.2	(0.1)	—	—

EBITDA	36.8	(14.2)	36.2	26.0	27.5	32.9	27.4	30.4	16.2	15.0
Depreciation and amortization	(10.4)	(10.4)	(8.0)	(8.1)	(8.0)	(8.1)	(8.5)	(8.0)	(6.8)	(6.3)
Interest expense, net of interest capitalized	(10.2)	(10.1)	(9.8)	(10.0)	(10.6)	(11.3)	(10.7)	(10.5)	(9.6)	(9.1)
Interest income—related party	42.5	40.6	38.7	37.0	35.4	34.0	32.6	31.6	30.3	29.2
Provision for income taxes	(17.4)	(1.7)	(17.5)	(17.1)	(16.0)	(15.8)	(16.3)	(7.8)	(13.1)	(13.5)

Net income	$41.3	$4.2	$39.6	$27.8	$28.3	$31.7	$24.5	$35.7	$17.0	$15.3

	For the Year Ended December 31,		For the Six Months Ended June 30,
	2012	2011	2013	2012
Adjusted Segment EBITDA
Interactive Entertainment	$76.2	$27.8	$40.7	$34.3
Casino Properties and Developments	69.1	74.5	44.1	34.2

	145.3	102.3	84.8	68.5
Reconciliation
Stock-based compensation (a)	(11.4)	(10.9)	(10.4)	(4.8)
Lobbying expense (b)	(3.6)	(2.9)	(1.1)	(2.0)
Acquisition and integration costs (c)	(4.1)	(0.9)	(0.2)	(2.7)
Fair value of contingent consideration (d)	—	—	(48.9)	—
Gains resulting from legal settlements (e)	—	2.9	—	—
Loss on early extinguishment of debt	—	(2.6)	(0.2)	—
Write-downs, reserves, recoveries, and project opening costs (f)	(5.5)	1.0	(1.7)	0.5
Other income, net	1.9	0.1	0.3	0.9

EBITDA	122.6	89.0	22.6	60.4
Depreciation and amortization	(32.2)	(29.6)	(20.8)	(16.1)
Interest expense, net of interest capitalized	(41.7)	(39.9)	(20.3)	(21.9)
Interest income—related party	145.1	123.7	83.1	69.4
Provision for income taxes	(66.4)	(50.7)	(19.1)	(31.8)

Net income	$127.4	$92.5	$45.5	$60.0

(a)	Amounts represent non-cash stock-based compensation expense.
(b)	Amounts represent expenses incurred in the Interactive Entertainment segment in connection with active participation in lobbying efforts for the approval of online poker and the finalization of the supporting internet gaming regulations, primarily in the United States.

(c)	Amounts include certain one-time costs incurred by the Interactive Entertainment segment associated with the 2012 acquisition of substantially all of the assets of Buffalo Studios and the 2011 acquisition of Playtika.
(d)	This amount represents the change in fair value of contingent consideration for the acquisition of Buffalo Studios.
(e)	Amount represents a settlement the Interactive Entertainment segment received as a plaintiff in a legal matter.
(f)	For the year ended 2012 the amounts primarily represent development costs incurred in connection with the Maryland Joint Venture. For the year ended 2011, the amount primarily represents a legal settlement recorded by the Planet Hollywood property in a case for which Planet Hollywood was the plaintiff. For the six months ended June 30, 2012, the amount primarily represents income earned under an agreement with a time share partner, which expired in March 2012.

Liquidity and Capital Resources

Capital Spending

Growth Partners incurs capital expenditures in the normal course of business, performs ongoing refurbishment and maintenance at Planet Hollywood, and performs ongoing maintenance and enhancements to its social and mobile games to maintain their quality standards. Cash used for capital expenditures in the normal course of business is typically made available from cash flows generated by operating activities. Growth Partners may also pursue acquisition opportunities for additional businesses or social or mobile games that meet its strategic and return on investment criteria.

Growth Partners’ planned development projects, if they go forward, will require significant capital commitments and, if completed, may result in significant additional revenues. The commitment of capital, the timing of completion, and the commencement of operations of development projects are contingent upon, among other things, negotiation of final agreements and receipt of requisite approvals from the applicable political and regulatory bodies. Excluding amounts spent for the purchases of businesses, Growth Partners’ capital spending for the six months ended June 30, 2013 and 2012 totaled $29.2 million and $7.4 million, respectively, and for the years ended December 31, 2012 and 2011 totaled $16.8 million and $6.7 million, respectively. In addition, Growth Partners spent $22.5 million during 2011 in connection with the gaming license application for the Maryland Joint Venture.

The Company’s near term capital requirements for the Maryland Joint Venture are expected to be funded by the Baltimore Credit Facility, as defined and further discussed in the Capital Resources section below.

Liquidity

Growth Partners’ primary sources of liquidity are the cash flows generated from its operations, interest income generated from its investments in the CEOC Notes, borrowings under CIE’s credit facility with Caesars Entertainment and currently available cash and cash equivalents. Growth Partners’ cash and cash equivalents totaled $203.9 million, $155.6 million and $110.1 million at June 30, 2013, December 31, 2012 and December 31, 2011, respectively. In addition, Growth Partners had short-term investments of $5.0 million, $7.5 million and $8.0 million at June 30, 2013, December 31, 2012 and December 31, 2011, respectively. Payments of short-term debt obligations and other commitments are expected to be made from operating cash flows. Long-term obligations are expected to be paid through operating cash flows, refinancing of existing debt or the issuance of new debt, or, if necessary, additional investments from its equity holders. Growth Partners’ operating cash inflows are used for operating expenses, debt service costs, working capital needs and capital expenditures in the normal course of business.

Growth Partners’ restricted cash totaled $53.9 million $30.6 million and $28.0 million at June 30, 2013, December 31, 2012 and December 31, 2011, respectively. Restricted cash and cash equivalents include amounts restricted under the terms of the Planet Hollywood debt agreement which requires that Growth Partners maintain certain reserves for payment of property taxes, insurance, interest and ongoing furniture, fixtures and equipment purchases or property improvements. The classification between current and long-term is dependent upon the intended use of each particular reserve.

At June 30, 2013, December 31, 2012 and December 31, 2011, Caesars Interactive had cash balances in its subsidiary located in Israel of $21.2 million, $16.2 million and $28.3 million, respectively. Growth Partners may use the cash in the Playtika subsidiary to repay debt payable to related parties, fund operations at Playtika, pursue international acquisitions or repatriate to CIE. Although Growth Partners does not intend to repatriate earnings from its foreign subsidiaries in the foreseeable future, if circumstances change and they were to repatriate cash at Playtika to CIE, Growth Partners would likely incur additional taxes.

As of June 30, 2013 and December 31, 2012, CIE had $39.8 million and $46.8 million, respectively of book value of indebtedness outstanding and payable to Caesars Entertainment, and Planet Hollywood had $469.0 million and $459.8 million, respectively, of book value of indebtedness outstanding and payable to third-party lenders. Cash paid for interest for the six months ended June 30, 2013 and 2012 was $8.7 million and $11.4 million, respectively. Cash paid for interest for the years ended December 31, 2012 and 2011 was $20.9 million and $19.2 million, respectively.

Growth Partners’ ability to fund its operations, pay its debt obligations and fund planned capital expenditures depends, in part, upon economic and other factors that are beyond its control, and disruptions in capital markets could impact Growth Partners’ ability to secure additional funds through financing activities. Growth Partners believes that its cash and cash equivalents balance and its cash flows from operations will be sufficient to meet its normal operating requirements during the next 12 months and the foreseeable future and to fund capital expenditures.

Capital Resources

CIE has entered into an unsecured credit facility with Caesars Entertainment whereby Caesars Entertainment provided to CIE unsecured intercompany loans as requested by CIE and approved by Caesars Entertainment on an individual transaction basis. The outstanding balance on this credit facility was $39.8 million, $46.8 million and $146.9 million at June 30, 2013, December 31, 2012 and December 31, 2011, respectively. No principal payments are required on the unsecured intercompany loans until their maturity date of November 29, 2016. The unsecured intercompany loans bear interest on the unpaid principal amounts at a rate per annum equal to LIBOR plus 5%. Prior to the consummation of the Transactions, this credit facility did not have any restrictive or affirmative covenants. In connection with the Transactions, CIE and Caesars may agree to place restrictive or affirmative covenants on Growth Partners associated with this credit facility, or this credit facility may be terminated in its entirety.

In March 2012, Rock Gaming and CIE entered into an agreement pursuant to which Rock Gaming purchased approximately 6,155 shares of CIE common stock for $30.4 million in cash and agreed to purchase additional shares of CIE common stock on or before July 2, 2012. CIE used the proceeds from this sale to prepay a portion of the then outstanding balance on the credit facility.

In June 2012, CIE and Rock Gaming modified the agreement with Rock Gaming such that CIE issued to Rock Gaming approximately 382 shares of CIE common stock and a promissory note for $28.5 million in exchange for $30.4 million in cash. The promissory note is convertible into approximately 5,773 shares of CIE common stock. In November 2012, CIE issued to Rock Gaming an additional promissory note for $19.2 million in exchange for $19.2 million in cash. The additional promissory note is convertible into approximately 3,140 shares of CIE common stock. The ability to convert the promissory notes into shares is subject to the satisfaction of certain specified criteria and both promissory notes are classified as long-term in our Combined Balance Sheets at December 31, 2012 and June 30, 2013.

On February 19, 2010, CEOC acquired 100% of the equity interests of PHW Las Vegas, which owns Planet Hollywood. In connection with the acquisition by CEOC, PHW Las Vegas assumed a $554.3 million, face value, senior secured loan, and a subsidiary of CEOC cancelled certain debt issued by PHW Las Vegas’ predecessor entities. The outstanding amount is secured by the assets of PHW Las Vegas.

In connection with the acquisition of Planet Hollywood by Caesars and the assumption of debt, PHW Las Vegas entered into the Amended and Restated Loan Agreement (the “Planet Hollywood Loan Agreement”) with Wells Fargo Bank, N.A., as trustee for The Credit Suisse First Boston Mortgage Securities Corp. Commercial

Mortgage Pass-Through Certificates, Series 2007-TFL2 (“Lender”). On October 26, 2011, Caesars exercised its option to extend the Planet Hollywood senior secured loan to 2013. The loan contains an additional extension option which, if exercised, would extend its maturity until April 2015. The conditions to extend the maturity date are (i) no default or event of default on the date that notice of the extension is given and on the first extended maturity date of December 9, 2013, (ii) notice of the election of the extension, (iii) the purchase of an interest rate cap (or provision of an acceptable alternative letter of credit or other support) with a strike price such that the Debt Service Coverage Ratio is at least 1.10:1.00 as of the first extended maturity date and (iv) the ratio of (a) the Adjusted Net Cash Flow (defined as gross income from operations less operating expenses less 3% of gross income from operations) for the trailing twelve calendar month period to (b) the outstanding principal balance of the loan as of the first extended maturity date is not less than nine percent. Growth Partners intends and expects to have the ability to satisfy the conditions to extend the maturity to April 2015.

The book values of outstanding debt under the Planet Hollywood Loan Agreement were $469.0 million, $459.8 million and $438.4 million at June 30, 2013, December 31, 2012 and December 31, 2011, respectively, and bear interest on the unpaid principal balance at a rate per annum equal to LIBOR plus 2.859%.

CBAC Borrower, LLC (“CBAC”), an indirect wholly-owned subsidiary of the Maryland Joint Venture, entered into a credit agreement on July 2, 2013 (the “Baltimore Credit Facility”) in order to finance the acquisition of land in Baltimore, Maryland and the construction of the Horseshoe Baltimore and a garage (collectively, the “Baltimore Development”). The Baltimore Credit Facility provides for (i) a $300.0 million senior secured term facility with a seven-year maturity, which is comprised of a $225.0 million facility that was funded upon the closing of the Baltimore Credit Facility, a $37.5 million delayed draw facility available from the closing of the Baltimore Credit Facility until the 12-month anniversary of the closing and a $37.5 million delayed draw facility available until the 18-month anniversary of the closing and (ii) a $10.0 million senior secured revolving facility with a five-year maturity. The Baltimore Credit Facility is secured by substantially all material assets of CBAC and its wholly-owned domestic subsidiaries. In connection with the foregoing, Caesars Baltimore Investment Company, LLC (“Caesars Baltimore”) and the other joint venture partners, which are Rock Gaming Mothership LLC, CVPR Gaming Holdings, LLC, STRON-MD Limited Partnership and PRT Two, LLC, each provided, on a several and not joint basis, a completion guarantee with respect to the Baltimore Development, which guarantees completion of the construction of the Baltimore Development, availability of contemplated working capital and the discharge, bonding or insuring over of certain liens in connection with the Baltimore Development. The maximum liability of Caesars Baltimore under its completion guarantee is approximately $9.1 million.

Other Obligations and Commitments

The table below summarizes Growth Partners’ contractual obligations and other commitments as of December 31, 2012.

	Payments due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(in millions)
Debt payable to related parties, face value (1)	$46.8	$—	$—	$46.8	$—
Debt payable to third parties, face value (2)	515.6	—	515.6	—	—
Estimated interest payments to related parties (3)(4)	9.6	2.5	4.9	2.2	—
Estimated interest payments to third parties (3)	46.5	15.8	30.7	—	—
Convertible note, face value (5)	47.7	—	47.7	—	—
Operating lease obligations	638.0	9.4	18.5	17.4	592.7
Other contractual commitments	5.6	—	5.6	—	—

	$1,309.8	$27.7	$623.0	$66.4	$592.7

(1)	Does not give effect to the prepayments of debt made during the first two months of 2013. After consideration of these prepayments, the face value of debt payable to related party to be repaid in four to five years has been reduced to $39.8 million.

(2)	Includes a capital lease obligation of $0.1 million.
(3)	Estimated interest for variable rate debt included in this table is based on rates at December 31, 2012.
(4)	Estimated interest payments to related party included in the table do not give effect to the prepayments of debt made during the first two months of 2013. After consideration of these prepayments, estimated interest payments to related party would be reduced to $2.1 million, $4.2 million, and $1.9 million in less than one year, one to three years, and four to five years, respectively.
(5)	Growth Partners intends to settle the convertible note through the issuance of Caesars Interactive common stock.

Growth Partners did not have any off-balance sheet arrangements at June 30, 2013, December 31, 2012 or December 31, 2011.

Critical Accounting Policies and Estimates

Growth Partners prepares its financial statements in conformity with GAAP. Certain of its accounting policies, including the estimated consumption rate of virtual goods that is used for revenue recognition in the social and mobile games business, useful lives of property, equipment and intangible assets, income taxes, accounting for stock-based compensation, the valuation of contingent consideration and the evaluation of goodwill and long-lived assets for impairment, require that Growth Partners applies significant judgment in defining the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. Growth Partners’ judgments are based on historical experience, terms of existing contracts, observance of trends in the industry, information provided by customers and information available from other outside sources, as appropriate. For a summary of Growth Partners’ significant accounting policies, please refer to the notes to its audited combined financial statements included elsewhere in this prospectus.

Growth Partners considers accounting estimates to be critical accounting policies when:

•	the estimates involve matters that are highly uncertain at the time the accounting estimate is made; and

•	different estimates or changes to estimates could have a material impact on the reported financial position, changes in financial position or results of operations.

When more than one accounting principle, or method of its application, is generally accepted, Growth Partners selects the principle or method that they consider to be the most appropriate when given the specific circumstances. Application of these accounting principles requires them to make estimates about the future resolution of existing uncertainties. Due to the inherent uncertainty involving estimates, actual results reported in the future may differ from those estimates. In preparing these financial statements, Growth Partners has made its best estimates and judgments of the amounts and disclosures included in the financial statements, giving regard to materiality.

Consolidation

Growth Partners consolidates into its financial statements the accounts of any variable interest entity for which it is determined to be the primary beneficiary. Growth Partners analyzes its variable interests to determine if the entity that is party to the variable interest is a variable interest entity in accordance with GAAP. This analysis requires significant judgment on the part of management, and any changes to that judgment could result in reaching a different consolidation conclusion. Growth Partners’ analysis includes both quantitative and qualitative reviews. Quantitative analysis is based on the forecasted cash flows of the entity. Qualitative analysis is based on Growth Partners’ review of the design of the entity, its organizational structure including decision-making ability, and financial agreements. Based on current analyses, subsequent to the consummation of the Transactions, Caesars Baltimore Investment Company, LLC, (“CBIC”) a wholly-owned subsidiary of Growth Partners, will have an ownership interest in CR Baltimore Holdings (“CRBH”), a variable interest entity. Based upon the current analysis, CBIC has been determined to be the primary beneficiary of CRBH and will therefore consolidate CRBH into its financial statements. As CBIC is wholly-owned by Growth Partners, Growth Partners therefore will also consolidate the CRBH variable interest.

Growth Partners also will consolidate into its financial statements the accounts of any wholly-owned subsidiaries and any partially-owned subsidiaries that are not deemed to be variable interest entities and for which Growth Partners has the ability to control. Control generally equates to ownership percentage, whereby investments that are more than 50% owned are consolidated, investments in affiliates of 50% or less but greater than 20% are generally accounted for using the equity method, and investments in affiliates of 20% or less are accounted for using the cost method. Upon the consummation of the Transactions, the legal entity that will own the Planet Hollywood assets and the legal entity that will own the CEOC Notes both will be wholly-owned subsidiaries of CGP LLC, and CIE will be a majority-owned subsidiary of CGP LLC.

Growth Partners’ combined financial statements include the elimination of all intercompany accounts and transactions.

Application of Purchase Method Accounting

CIE, a subsidiary of Growth Partners, purchased Playtika in two stages during 2011, and purchased substantially all of the assets of Buffalo Studios in 2012. Growth Partners did not have any business combination activity requiring the application of purchase method accounting within its Casino Properties and Developments segment for any of the periods presented in the accompanying financial statements.

Acquisition of Playtika Ltd.

In May 2011, CIE consummated the acquisition of a controlling equity interest in Playtika Ltd., a social and mobile games developer based in Israel. Aggregate cash consideration paid for this acquisition was $25 million, prior to the consideration of cash contributions required to be made into Playtika subsequent to the acquisition.

CIE has applied the acquisition method of accounting to this business combination, which required the following:

Identifying the acquirer

CIE acquired the controlling equity interests of Playtika from the individual shareholders, and created a wholly-owned subsidiary to record the activities of this business.

Determining the acquisition date

Title to all acquired assets, transfer of licensing requirements and the assumption of certain liabilities occurred at closing, at midnight on May 16, 2011.

Recognizing and measuring the identifiable assets acquired and the liabilities assumed

CIE has completed its valuation procedures, and the resulting fair value of the acquired assets and assumed liabilities has been recorded based upon its consideration of an independent third-party valuation of the business enterprise and the underlying tangible and intangible assets.

Recognizing and measuring goodwill

CIE recorded the estimated fair values of the identifiable net assets acquired and liabilities assumed. As the consideration paid exceeded these estimated fair values, the excess was recorded as goodwill.

The application of the acquisition method accounting guidance had the following effects on the consolidated financial statements: (i) CIE measured the fair value of identifiable assets and liabilities in accordance with promulgated valuation recognition and measurement provisions and recognized such in its consolidated balance sheet as of May 16, 2011; and (ii) CIE reported the operating results of Playtika in its consolidated statements of operations and cash flows for the period from May 17, 2011 through December 31, 2011, and for all periods subsequent to December 31, 2011.

CIE engaged independent third-party valuation expertise to assist in the fair value determination of identifiable intangible assets such as the established user base, the gaming engine and the developed games, and in the fair value determination of any other significant tangible assets or liabilities, such as long-lived property. Enterprise value allocation methodology requires management to make assumptions and apply judgment to estimate the fair value of acquired assets and liabilities. Management estimates the fair value of assets and liabilities primarily using discounted cash flows and replacement cost analysis. If actual amounts significantly differed from the estimates or assumptions used to complete the enterprise valuation and estimate the fair value of acquired assets and liabilities, the resulting difference could materially affect the fair value of net assets. CIE will undertake impairment tests of the indefinite lived intangible assets in accordance with its policy.

As part of the business combination, CIE acquired intangible assets. The fair value of the established customer base and its gaming engine followed a replacement cost method. As such, the fair value of the established customer base was based on the cost to recreate the user base using the means of advertising typically employed by CIE to market its games to potential users. The fair value of the gaming engine was based on the cost to recreate the gaming engine using the development methods employed by CIE and other market participants.

The fair value of the developed games was based on a multi-period excess earnings method, which is an application of the discounted cash flow method and computes the present value of after-tax cash flows attributable to the associated future income stream.

The fair value of the non-controlling interest liability was based upon the expected value at which CIE could redeem the non-controlling interest, discounted to its present value.

For the discounted cash flow method, CIE used a weighted average cost of capital of 21%, and revenue was projected to increase by a compound annual growth rate of approximately 16% over the period from 2011 to 2018 with EBITDA margins of approximately 46% of net revenue.

CIE estimated appropriate rates of return for the various asset classes by considering the risk of each specific asset class relative to the overall risk of the business. The required rates of return are lowest for net working capital, higher for fixed assets and intangible assets and highest for goodwill.

•	The rate of return on net working capital assumes market participants would require a return on working capital similar to debt returns. CIE assumed that immaterial levels of net working capital are necessary to operate Playtika in light of the short cash collection cycle.

•	The rate of return on fixed assets was estimated to be 9.0%, which assumes that these assets would be financed primarily by debt financing.

•	CIE estimated discount rates on the intangible assets to be 15.0% based on the relative risk profiles of these assets as compared to that of the overall business.

•	Goodwill was computed on a residual basis. The implied rate of return on goodwill was 24.0%, which accounts for the additional risk inherent in the asset’s unidentifiable nature.

In total, CIE recorded acquisition date fair values of Playtika assets of $83.3 million, and fair value of liabilities assumed of $12.3 million. CIE also recorded contingent consideration payable of $10.0 million and redeemable non-controlling interest of $36.0 million. This contingent consideration was paid and the redeemable non-controlling interest was redeemed in December 2011. The financial position of Playtika is consolidated in its Consolidated Balance Sheet as of December 31, 2011. As of June 30, 2013 the total assets of Playtika represent approximately 6.6% of Growth Partners’ combined total assets.

Acquisition of Buffalo Studios

On December 27, 2012, CIE consummated the acquisition of substantially all of the assets of Buffalo Studios, a social and mobile games developer based in Santa Monica, California. Aggregate cash consideration paid for this acquisition was approximately $45.2 million. CIE also recorded contingent consideration payable of approximately $5.6 million associated with this acquisition, as of the acquisition date.

CIE has applied the acquisition method of accounting to this business combination, which required the following:

Identifying the acquirer

CIE acquired control of substantially all of the assets of Buffalo Studios from the individual shareholders, and created a wholly-owned subsidiary to record the activities of this business.

Determining the acquisition date

Title to all acquired assets, transfer of licensing requirements and the assumption of certain liabilities occurred upon closing, at midnight on December 27, 2012.

Recognizing and measuring the identifiable assets acquired and the liabilities assumed

CIE has received a preliminary valuation, and is in the process of reviewing that valuation and the related assumptions. As of December 31, 2012, CIE recorded the initial purchase price allocation of the acquired assets and assumed liabilities based upon the results of the preliminary valuation. The preliminary allocation recorded as of December 31, 2012 has not changed as of June 30, 2013.

Recognizing and measuring goodwill

CIE recorded the estimated fair values of the identifiable net assets acquired and liabilities assumed. As the consideration paid exceeded these estimated fair values, the excess was recorded as goodwill.

The application of the acquisition method accounting guidance had the following effects on its consolidated financial statements: (i) CIE measured the fair value of identifiable assets and liabilities in accordance with promulgated valuation recognition and measurement provisions and recognized such in our consolidated balance sheet as of December 31, 2012; and (ii) CIE reported the operating results of Buffalo Studios in its consolidated statements of operations and cash flows for the period from December 27, 2012 through December 31, 2012, and for the six months ended June 30, 2013.

CIE engaged independent third-party valuation expertise to assist in the fair value determination of identifiable intangible assets such as the established user base, the gaming engine and the developed games, and in the fair value determination of any other significant tangible assets or liabilities, such as long-lived property. Enterprise value allocation methodology requires management to make assumptions and apply judgment to estimate the fair value of acquired assets and liabilities. Management estimates the fair value of assets and liabilities primarily using discounted cash flows and replacement cost analysis. If actual amounts significantly differed from the estimates or assumptions used to complete the enterprise valuation and estimate the fair value of acquired assets and liabilities, the resulting difference could materially affect the fair value of net assets. CIE is currently reviewing the preliminary valuation results and underlying assumptions. Any differences between the preliminary valuation and the final valuation may result in adjustments to the initial purchase price allocation.

In total, we recorded acquisition date fair values of Buffalo Studios’ assets of approximately $52.9 million, and fair value of liabilities assumed of approximately $2.1 million, excluding contingent consideration. The financial position of Buffalo Studios is consolidated in the Consolidated Balance Sheet as of December 31, 2012. As of June 30, 2013 the total assets of Buffalo Studios represent approximately 2.9% of Growth Partners’ combined total assets.

Allowance for Doubtful Accounts—Gaming

Growth Partners reserves an estimated amount for gaming receivables that may not be collected. Methodologies for estimating the allowance for doubtful accounts range from specific reserves to various percentages applied to aged receivables. Historical collection rates are considered, as are customer relationships, in determining specific reserves. As with many estimates, management must make judgments about potential actions by third parties in establishing and evaluating its reserves for allowance for doubtful accounts.

Long-Lived Assets

Growth Partners has significant capital invested in its long-lived assets and judgments are made in determining the estimated useful lives of assets, salvage values to be assigned to assets, and if or when an asset has been impaired. The accuracy of these estimates affects the amount of depreciation and amortization expense recognized in the financial results and whether Growth Partners has a gain or loss on the disposal of an asset. Growth Partners assigns lives to its assets based on its standard policy, which is established by management as representative of the useful life of each category of asset. Growth Partners reviews the carrying value of its long-lived assets whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. The factors considered by management in performing this assessment include current operating results, trends and prospects, as well as the effect of obsolescence, demand, competition, and other economic factors. In estimating expected future cash flows for determining whether an asset is impaired, assets are grouped at the reporting unit level, which, for most of Growth Partners’ assets, is the individual property.

Goodwill and Other Non-Amortizing Intangible Assets

The purchase price of an acquisition is allocated to the underlying assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. Growth Partners determines the estimated fair values after review and consideration of relevant information, including discounted cash flows, quoted market prices and estimates made by management. To the extent the purchase price exceeds the fair value of the net identifiable tangible and intangible assets acquired and liabilities assumed, such excess is recorded as goodwill.

Each year, Growth Partners performs a preliminary two-step annual impairment assessment of goodwill and other non-amortizing intangible assets as of September 30, or more frequently if impairment indicators exist. In the fourth quarter of each year, Growth Partners updates its preliminary assessment for goodwill impairment once it finalizes the long-term operating plan for the next fiscal year and certain other assumptions and estimates.

Effective January 1, 2011, if Growth Partners had any reporting units with zero or negative carrying amounts, it would be required to perform Step 2 of the goodwill impairment test if it is more likely than not (that is, a likelihood of more than 50%) that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, Growth Partners would consider whether there are any adverse qualitative factors indicating that an impairment may exist, including whether or not there were significant differences between the carrying amount and the estimated fair value of its assets and liabilities, and the existence of any significant unrecognized intangible assets.

Beginning January 1, 2012, updated guidance issued by the Financial Accounting Standards Board allows Growth Partners to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not (defined as having a likelihood of more than 50%) that the fair value of a reporting unit is less than its carrying amount. If after assessing the totality of events or circumstances, Growth Partners determines that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. Based upon Growth Partners’ assessment of this new guidance, it anticipates bypassing the qualitative assessment and performing the two-step goodwill impairment test.

The valuation of goodwill and other non-amortizing intangible assets for impairment requires the use of estimates about future operating results, valuation multiples and discount rates, to determine estimated fair value. Changes in these assumptions can materially affect the estimates.

There were no impairments indicated or recorded as a result of the annual assessment for impairment of goodwill and other intangible assets in 2012 or 2011. At December 31, 2012, no reporting units were at risk of failing step one of the impairment assessment process. Instead, the estimated fair value of our Casino Properties and Developments segment at December 31, 2012 was significantly in excess of the carrying value of the underlying assets. Changes to the current operating plan or other assumptions could require Growth Partners to update its assessment, which could result in an impairment charge.

Growth Partners determines the estimated fair value of each reporting unit as a function, or multiple, of EBITDA, and using estimated future cash flows discounted at rates commensurate with prevailing rates of return within the online and gaming industries in general. Both EBITDA multiples and discounted cash flows are common measures used to value and buy or sell businesses within the interactive entertainment and gaming industry. Growth Partners estimated the fair values of its non-amortizing intangible assets, other than goodwill, by using the relief from royalty and excess earnings methods under the income approach. In estimating expected future cash flows for determining whether an asset is impaired, assets are grouped at the reporting unit level.

The annual evaluation of goodwill and other non-amortizing intangible assets requires the use of estimates about future operating results, valuation multiples and discount rates of each reporting unit to determine their estimated fair value. Changes in these assumptions can materially affect these estimates. Thus, to the extent the economy deteriorates in the near future, discount rates increase significantly or Growth Partners does not meet its projected performance, Growth Partners could have impairment charges to record in the next 12 months within its financial statements, and such impairments could be material. In accordance with U.S. GAAP, once an impairment of goodwill or other intangible asset has been recorded, it cannot be reversed.

Revenue Recognition

Interactive Entertainment—Social and Mobile Games

CIE derives revenue from the sale of virtual currencies within casino-themed social and mobile games which are played on various global social and mobile third-party platforms. The Slotomania application represented 94% of CIE’s social and mobile games revenue for the year ended December 31, 2012. Within our application, game players may collect free virtual coins on a regular basis, may send “gifts” of either free virtual coins or free slot machine spins to their friends through interactions with the Facebook application, and may “earn” free virtual coins through targeted marketing promotions. These virtual coins, regardless of their source, allow the game players to play the Slotomania game free of charge. If a game player wishes to obtain virtual coins above and beyond the level of free virtual coins available to that player, the player may purchase additional virtual coins. Once a purchase of virtual coins is completed, the coins are deposited into the players account and are not separately identifiable from previously purchased virtual coins or virtual coins obtained by the game player for free.

Once obtained, virtual coins (either free or purchased) cannot be redeemed for cash nor exchanged for anything other than game play. When virtual coins are played in the Slotomania game, the game player could “win” and would be awarded additional virtual coins, or could “lose” and essentially lose the future use of those virtual coins. As the game player does not receive any additional benefit from the game, nor is the game player entitled to any additional rights once the game player’s virtual coin balance is substantially consumed, CIE has concluded that the virtual coins represent consumable goods.

CIE has determined through a review of customer play behavior that game players who purchase virtual coins generally are not purchasing additional virtual coins if their existing virtual coin balances have not been substantially consumed. As CIE is able to track the duration between purchases of virtual coins for individual game players, CIE is able to reliably estimate the period of time over which virtual coins are consumed. As such, CIE recognizes revenue using an item-based revenue model.

Because CIE is unable to distinguish whether purchased or free virtual currency is consumed, CIE must estimate the amount of outstanding purchased virtual currency at each reporting period based on customer behavior.

Based upon an analysis of the customers’ historical play behavior, the timing difference between when virtual currencies are purchased by a customer and when those virtual currencies are consumed in gameplay is relatively short. CIE records within other current liabilities the deferred revenue associated with its social and mobile games, and also records within other current assets the prepaid platform fees associated with this deferred revenue.

CIE continues to gather detailed customer play behavior and assess this data in relation to its revenue recognition policy. To the extent the customer play behavior changes, CIE will reassess its estimates and assumptions used for revenue recognition.

The Slotomania application is hosted on various social and mobile third-party platforms for which such third parties collect monies from CIE’s customers and pay CIE an amount after deducting a platform fee. CIE is the primary obligor with its customers under these arrangements, retains the ability to establish the pricing for its virtual currencies, and assumes all credit risk with its customers.

Prior to September 2013, transactions conducted through the Facebook Platform were facilitated using Facebook credits (“FB Credits”), a form of virtual currency specific to the Facebook Platform. Effectively, transactions priced by CIE to sell a specified number of Slotomania virtual coins for a specified cost in a game player’s local currency had FB Credits inserted into the transaction flow, whereby the purchase price paid by the game player was first converted to FB Credits, and the FB Credits were then converted into the resulting number of Slotomania virtual coins. This provided a means for Facebook Platform users to accumulate FB Credits prior to making an in-application purchase, and for the Facebook Platform to provide to its users FB Credits at a discount or for free.

Subsequent to the elimination of FB Credits, Facebook may provide free giftcards or determine other means of discounting Slotomania coins purchased by the Facebook platform users. As a result, CIE reviews the individual transaction details to ensure that revenues recognized for the sale of Slotomania coins through the Facebook Platform represent cash paid for such coins by CIE’s game players.

Based upon the above facts, CIE recognizes revenues from its game-playing customers on a gross basis and related platform fees are recorded as a component of operating expense.

WSOP and Online Real Money Gaming

The majority of the WSOP and regulated online real money licensed gaming revenue is derived from licensing the WSOP and Caesars trade names to third parties for the use in regulated online real money gaming and social and mobile games, from the licensing of the WSOP trade name, and television rights and sponsorship for the WSOP live tournaments. With respect to the licensing agreements, CIE’s revenues are typically based upon a percentage of revenue earned by its licensees and the fees received from Caesars Entertainment for the WSOP live tournament events.

CIE’s license fee revenues generated from regulated online real money gaming are recognized as earned based on a contractually agreed upon percentage of the net gaming revenue. CIE believes that it is the agent in these transactions and therefore records the net licensing revenue derived from its licensees’ net gaming revenue. Revenue related to the licensing of the WSOP trade name to third parties for the use in for social, mobile and console games is recognized based on an agreed percentage of the third parties’ revenues through revenue sharing agreements.

Media and sponsorship revenues related to WSOP live tournaments are recorded as earned generally over the initial broadcasting period of the WSOP live tournaments.

Stock-based Compensation

Caesars Entertainment grants stock-based compensation awards in Caesars Entertainment common stock to certain employees that work for Planet Hollywood under the Caesars Entertainment Corporation Management

Equity Incentive Plan. We did not allocate any of Caesars Entertainment’s expense associated with Planet Hollywood executive’s stock-based awards for the years ended December 31, 2012 and 2011 as it was not material to the combined financial statements.

CIE grants stock-based compensation awards in accordance with the CIE Management Equity Incentive Plan (the “Plan”), which is intended to promote the interests of CIE and its shareholders by providing key employees, directors, service providers and consultants with an incentive to encourage their continued employment or service and improve the growth and profitability of CIE. The Plan provides for the Plan to be administered by the Human Resources Committee of the Board of Directors of Caesars Entertainment (the “Committee”). As a matter of policy, the exercise price of all options granted under the Plan has been determined by the Committee to ensure that the exercise price of options granted under the Plan complies with the requirement that such Exercise Price is not less than the fair market value of the underlying shares at the respective grant dates.

The following is a description of the components of these programs under the Plan as of December 31, 2012.

Stock Options and Warrants

Time-based stock options have been granted to employees and non-employees and time-based warrants have been granted to non-employees, and are generally subject to a 5-year vesting period; vesting 20% per year on each anniversary of its effective date, until 100% of the options or warrants are fully vested and exercisable. Vesting is subject to the participant’s continued employment or service for non-employees, through the applicable vesting date. Certain employees have been granted CIE stock options, and one service provider to CIE has been granted a warrant to purchase common stock of Caesars Entertainment, with vesting conditions associated with the legalization and implementation of online gaming in the U.S.

All warrants to non-employees and the majority of the stock options to employees and non-employees contain a call option, at a fixed amount, which is exercisable by CIE. Since the embedded call feature is at a fixed price, the call feature could result in a repurchase amount that is less than the fair value of the underlying shares. Therefore, these options and warrants are liability-classified instruments and are measured at fair value at each reporting date for accounting purposes. All options without the call provision are equity-classified instruments and are measured at their fair value at the date of grant for accounting purposes. All unexercised options and warrants expire on the tenth anniversary of the grant date.

Restricted Shares

Certain key employees have been granted restricted shares, which vest on December 20, 2014 as long as the employee remains employed through this date. Prior to July 25, 2012, certain of the restricted shares contained a call option, at a fixed amount, which was exercisable by CIE. Therefore, these restricted shares were liability-classified instruments and were measured at fair value at each reporting date for accounting purposes. This call option was removed from the restricted shares on July 25, 2012, at which time the shares were reclassified to equity classified awards. Restricted shares without this call provision are equity-classified instruments and are measured at their fair value at the date of grant for accounting purposes.

Management Shares

Certain key employees purchased common stock of CIE which had a repurchase right that expired November 1, 2011. This repurchase right allowed CIE to repurchase the shares held by management at the lower of original purchase price or market value (“Management Shares”) if the employee left CIE. For accounting purposes, this repurchase period was treated as the vesting period and therefore the difference between the purchase price and the fair value at the date of purchase was recognized as compensation expense over this vesting period. Management Shares are equity-classified instruments for accounting purposes.

In January 2013, certain members of CIE management were permitted to have a portion of their Management Shares redeemed at a price of $5,221 per share. Aggregate consideration paid by Caesars Interactive for all shares redeemed in the transaction amounted to approximately $2.7 million.

In July 2013, certain members of CIE management were permitted to have a portion of the shares that they owned in Caesars Interactive redeemed at a price of $5,446 per share, with aggregate consideration paid for all shares redeemed in the transaction of approximately $7.2 million.

Valuation of CIE Common Stock

CIE determines the value of its common stock in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”). The valuations of CIE’s common stock were performed retrospectively by an internal valuation specialist for valuation dates of March 31, 2012 and earlier. The valuations of CIE’s common stock were performed contemporaneously by this same internal valuation specialist for the valuation dates between March 31, 2012 and June 30, 2012. Valuations subsequent to June 30, 2012 were determined with the assistance of a third-party valuation firm.

In performing these valuations, the valuation specialists considered the appropriate valuation methodology to use based on the stage of development of CIE at the valuation date, in accordance with the Practice Aid. The valuation specialist considered a number of significant valuation events including, but not limited to, the following:

•	CIE’s voluntary redemption of shares from management shareholders electing to redeem such shares, which closed in the first quarter of 2013;

•	The fourth quarter 2012 exercise by an independent third-party investor of their option to purchase shares of CIE’s common stock;

•	The first quarter 2012 arms-length sale of CIE common stock;

•	The December 2011 initial public offering of the common stock of Zynga, a competitor in the social and mobile games segment;

•	The May 2011 acquisition of a controlling interest in the Playtika business, and the subsequent acquisition of the remaining noncontrolling interest in December 2011; and

•	The independent third-party valuations of the WSOP trade name and exclusive rights to host the WSOP tournaments, which were the initial assets contributed to CIE by Caesars Entertainment at incorporation.

CIE granted the following stock options and warrants and restricted shares since January 1, 2011:

	Number of Options / Shares Granted	Weighted Average Exercise Price	Weighted Average Fair Value Per Share (1)
Quarter Ended March 31, 2011
Stock options and warrants	125	$1,586.50	$148.86
Quarter Ended June 30, 2011
Stock options and warrants	—	—	—
Quarter Ended September 30, 2011
Stock options and warrants	530	1,586.50	113.07
Quarter Ended December 31, 2011
Stock options and warrants	1,547	1,586.50	268.45
Restricted shares	2,831	N/A	895.02
Quarter Ended March 31, 2012
Stock options and warrants	325	4,971.50	2,029.56
Quarter Ended June 30, 2012
Stock options and warrants	—	—	—
Quarter Ended September 30, 2012
Stock options and warrants	611	5,000.00	2,353.09
Quarter Ended December 31, 2012
Stock options and warrants	475	6,115.00	3,160.45
Quarter Ended March 31, 2013
Stock options and warrants	—	—	—
Quarter Ended June 30, 2013
Stock options and warrants	690	5,865.00	2,583.29

(1)	For stock options and warrants, the fair value represents the grant date fair value of the option or warrant. For restricted shares, the fair value represents the grant date value of the underlying stock.

Through June 30, 2013, CIE performed valuations of its common stock and took into account facts and circumstances specific to each quarter. Given the relative independence of the components of the entity, the valuation specialists, both internal and external, performed sum of the parts valuations which used a combination of market-based and income-based approaches for the various business components to determine the value of each component of the business, and then aggregated these component values to arrive at the estimated business enterprise value.

After concluding on a business enterprise value, the valuation specialists then converted that value to an equity value by subtracting the debt on the balance sheet as of each valuation date. The resultant equity value was divided by the number of outstanding common shares at each valuation date to determine the fair value of an individual share of common stock.

The valuation specialists also considered the appropriate premiums and discounts that must be assessed in relation to the valuation of CIE’s common stock supporting the outstanding options and warrants. The majority of CIE’s common stock is owned by Caesars Entertainment. As such, any shares obtained pursuant to options and warrants will have the same inability to control or influence decisions that are subject to shareholder approval as the shares that were obtained in the first quarter 2012 arms-length sale of CIE’s common stock to an independent investor and in the fourth quarter sale of CIE’s common stock pursuant to the third-party investor’s exercise of their purchase option. As such, the common stock valuation methodology used for purposes of valuing stock options did not require any additional discount for lack of control.

Having taken the above considerations into account, the fair value of CIE’s common stock was then used by an independent third-party valuation specialist to determine the fair value of CIE’s options and warrants.

The following are the facts and circumstances considered in each quarter in determining the business enterprise value:

Quarter Ended March 31, 2011

The estimated fair value of CIE’s common stock as of March 31, 2011 was $393.97 per share. During the first quarter of 2011 CIE’s business consisted solely of its WSOP and online real money gaming business segments. The business enterprise value was primarily based on the income approach through the application of the discounted cash flow method (where the terminal value was estimated using a market multiple applied to the terminal year estimated cashflows) to the WSOP and online real money gaming business’ estimated future cash flows. In applying this discounted cash flow model, a discount rate of 15% was used.

Quarter Ended June 30, 2011

The estimated fair value of CIE’s common stock as of June 30, 2011 was $525.02 per share. A significant factor driving the increase in the enterprise value of the business was the acquisition of a controlling equity interest in the Playtika business on May 16, 2011. This private transaction with an independent third party represented an arm’s length transaction that was determined to be the best indicator of value as of the valuation date and increased CIE’s business enterprise value by approximately $69 million as of the acquisition date.

Quarter Ended September 30, 2011

The estimated fair value of CIE’s common stock as of September 30, 2011 was $714.42 per share. During this third quarter, CIE repurchased the exclusive rights to host the WSOP tournaments. The fair value of this transaction was estimated at $20.5 million by an independent third-party valuation specialist using the income approach through a discounted cash flow model for the modified WSOP and online real money gaming business.

Quarter Ended December 31, 2011

The estimated fair value of CIE’s common stock as of December 31, 2011 was $4,592.03 per share. Two significant transactions or events occurred during the fourth quarter of 2011 which drove the increase in CIE’s business enterprise value. First, CIE acquired the remaining outstanding equity interests of Playtika on December 9, 2011. Second, the U.S. Department of Justice clarified their position regarding the Wire Act in that the Wire Act only applies to sports betting.

The acquisition of the remaining interests of Playtika increased CIE’s business enterprise value by approximately $78 million on the date of acquisition. This amount factors into consideration the acquisition date value of the non-controlling, non-marketable interest, as determined in an arms-length negotiation with the holders of such interest.

During this quarter, the U.S. Department of Justice clarified their position regarding the Wire Act in that the Wire Act only applies to sports betting. Prior to this clarification, the Wire Act had been interpreted by the U.S. Department of Justice as meaning that any form of online gaming activity – whether sports betting, online gambling, online poker, etc.—was illegal within the United States. With the clarification that the Wire Act only applied to sports betting, it made available the opportunity to provide regulated online poker or online gaming, subject to regulations to be put into place by either the U.S. government or the individual state governments. As a result, the clarification by the Department of Justice on December 24, 2011 resulted in a significant increase to the industry’s valuations. Given the timing of CIE’s negotiations during the first quarter 2012 (shortly after the Department of Justice clarification) in an arms-length transaction in which CIE sold its shares of common stock, the December 31, 2011 value of CIE’s common stock gave consideration to this first quarter 2012 sale transaction.

Quarter Ended March 31, 2012

The fair value of CIE’s common stock as of March 31, 2012 was $4,846.66 per share. During this quarter, CIE closed the aforementioned transaction in which CIE sold its shares to a third party, and the value implied by that transaction was determined to be the best indicator of value as of the valuation date. The modest increase reflects the accumulation of cash generated from operations during the quarter.

Quarter Ended June 30, 2012

The fair value of CIE’s common stock as of June 30, 2012 was $4,984.66 per share. The modest increase reflects the net impact of positive operating results during the quarter, which were mostly offset by the reduction in market valuations of CIE’s peer companies used in its internal valuation process.

Quarter Ended September 30, 2012

The fair value of CIE’s common stock as of September 30, 2012 was $6,270 per share. The significant increase reflects the net impact of positive operating results during the quarter and an increase in CIE’s forecasted financial performance, combined with changes to underlying valuation assumptions, primarily related to the nature and expected timing of future liquidity events.

Quarter Ended December 31, 2012

The fair value of CIE’s common stock as of December 31, 2012 was $5,450 per share. The decrease from the prior quarter reflects the reduction in market valuations and multiples exhibited by many of the peer companies used in CIE’s internal valuation process. Specifically, stock prices for the peer companies declined by approximately 20 percent over the fourth quarter of 2012. Given the timing of CIE’s voluntary share redemption offer to members of management during the first quarter 2013, in which CIE purchased from management approximately 536 shares of CIE’s common stock at a price of $5,221, the December 31, 2012 value of CIE’s common stock also gave consideration to this first quarter 2013 purchase transaction.

Quarter Ended March 31, 2013

The fair value of CIE’s common stock as of March 31, 2013 was $5,500 per share. Shortly after the quarter, CAC and Caesars Entertainment concluded on the Transactions, and the value implied by that transaction was determined to be the best indicator of value as of the valuation date. The modest increase from the prior quarter reflects primarily the accumulation of cash generated from operations, including growth from the acquisition of Buffalo Studios during the fourth quarter.

Quarter Ended June 30, 2013

The fair value of CIE’s common stock as of June 30, 2013 was $5,500 per share, consistent with the value at March 31, 2013.

Investment in Senior Notes Previously Issued by a Related Party

Investments in notes issued by a related party consist of approximately $1.1 billion of aggregate principal amount of the CEOC Notes. The notes have fixed cash-pay interest rates ranging from 5.625% to 10.75% and maturities ranging from 2015 to 2018. These notes have been determined to be classified as “available for sale” in accordance with the provisions of ASC 320, (pre-codification Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities) and accordingly are carried at fair value with the unrealized gain or loss reported in other comprehensive income. Fair value is determined by currently available market prices. Accumulated unrealized gains and losses, net of taxes, are reported as a component of stockholders’ equity. Realized gains and losses on investments are recognized in the Combined Statement of Operations and Comprehensive Income. An impairment loss will be recognized and will reduce an investment’s carrying amount to its fair value when a decline in the fair value of an individual security below its cost or carrying value is determined to be other than temporary.

Growth Partners reviews its investment portfolio quarterly to determine if any investment is other than temporarily impaired. Growth Partners determines an impairment is other than temporary when there is intent to sell the security, it is more likely than not that the security will be required to be sold before recovery in value or it is not expected to recover its entire amortized cost basis (“credit-related loss”). However, if Growth Partners does not expect to sell a debt security, it still evaluates expected cash flows to be received and determines if a credit-related loss exists. In the event of a credit-related loss, only the amount of impairment associated with the credit-related loss is recognized in earnings. Fair value adjustments relating to factors other than credit-related losses deemed as other than temporary impairments would be recorded as a component of stockholders’ equity.

Income Taxes

Growth Partners records income taxes under the asset and liability method, whereby deferred tax assets and liabilities are recognized based on the expected future tax consequences of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and attributable to operating loss and tax credit carryforwards. We reduce the carrying amounts of deferred tax assets by a valuation allowance if, based on the available evidence, it is more likely than not that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed periodically based on the more likely than not realization threshold. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carryforward periods, our experience with operating loss and tax credit carryforwards not expiring unused and tax planning alternatives.

The effect on the income tax provision and deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

For the years ended December 31, 2012 and 2011, Growth Partners’ operations were included in the consolidated U.S. federal, state and foreign income tax returns of Caesars Entertainment. The provision for income taxes included in the Consolidated Statement of Operations and Comprehensive Income was computed as if Growth Partners filed its U.S. federal, state and foreign income tax returns on a stand-alone basis. Planet Hollywood is currently a disregarded entity for tax purposes. However, for the purpose of the combined financial statements, for the years ended December 31, 2012 and 2011, Planet Hollywood recorded income taxes to properly represent the cost of its operations. Upon closing of the Transaction, Growth Partners will be treated as a pass-through entity for tax purposes.

Quantitative and Qualitative Disclosure About Market Risk

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and commodity prices. Our primary exposure to market risk is expected to be interest rate risk associated with our investments. Upon consummation of the Transactions, our investment in debt securities, which will be classified as available-for-sale and reported at fair value, will include investments in notes issued by a subsidiary of Caesars Entertainment. As these investments are not diversified across industries or companies, Growth Partners is subject to a significant concentration of credit risk.

Planet Hollywood has an interest rate cap agreement for a notional amount of $517.7 million at a LIBOR cap rate of 7.0%, which matures on December 9, 2013. Assuming a constant outstanding balance for our variable rate debt with both third parties and with related parties for the next twelve months, a hypothetical 1% increase in interest rates would increase interest expense for the next twelve months by $5.6 million. At December 31, 2012, the weighted average USD LIBOR rate on our variable rate debt was 0.2%. A hypothetical reduction of this rate to 0% would decrease interest expense for the next twelve months by $1.2 million.

Growth Partners does not purchase or hold any derivative financial instruments for trading purposes.

Growth Partners generates a significant portion of its social and mobile games revenue outside the United States. Foreign currency transaction gains and losses were not material to Growth Partners’ results of operations for the years ended December 31, 2012 and 2011. For the years ended December 31, 2012 and 2011, Growth Partners recognized $484 thousand and $5.0 thousand, respectively, in foreign currency transaction losses associated with social and mobile games revenues generated in currencies other than U.S. dollars. Growth Partners’ exposure to this foreign currency exchange risk is minimized by the relatively short payment cycles, which is typically every two weeks for payments from Facebook and monthly for payments from Apple.

Growth Partners’ other foreign currency risk primarily relates to the operating expenses of CIE’s offices in Montreal, Tel Aviv, and the Ukraine. In addition, Growth Partners has currency risk associated with certain license agreements denominated in currencies other than U.S. dollars. In the aggregate, expenses related to operating non-U.S. offices and revenues earned under all non-U.S. dollar denominated agreements were not material to Growth Partners’ results for the years ended December 31, 2012 and 2011.

Other Information

Deloitte is the independent registered public accounting firm for both Caesars Entertainment and CAC and its audit reports on the balance sheet of CAC and combined financial statements of the Caesars Entertainment assets that comprise Growth Partners appear herein. In April 2013, Deloitte advised Caesars Entertainment that a retired Deloitte partner who was formerly the advisory partner on Deloitte’s audit engagement for Caesars Entertainment during most of 2009 (a period not covered in this filing) is the subject of a formal investigation by the SEC. During 2009, this individual engaged in gaming activities at a Caesars Entertainment casino. Deloitte conducted a review of these gaming activities and this individual’s role as advisory partner and reported to the Audit Committee of Caesars Entertainment its conclusion that the individual’s activities did not at any time impair Deloitte’s independence, because, among other considerations, these activities were not inconsistent with the SEC’s independence rules and furthermore he had no substantive role in any audit or review concerning Caesars Entertainment. After Caesars Entertainment conducted its own independent review with the assistance of outside counsel, the Caesars Entertainment Audit Committee, in early May 2013, accepted Deloitte’s report and concurred with Deloitte’s conclusion that Deloitte’s independence was and is not impaired.

If regulatory authorities were to determine that Deloitte was not independent of Caesars Entertainment and, as a result, CAC and Growth Partners, such determination may adversely affect Caesars Entertainment’s and CAC’s ability to comply with certain obligations imposed by federal securities laws and certain debt agreements, which would have a material adverse effect on CAC’s business and financial condition.

INDUSTRY

Introduction

Based on 2012 reported gaming revenues, we estimate the size of the global casino gaming industry in major gaming markets worldwide to be approximately $125 billion. Revenues in the United States are split among commercial casinos (including racetrack casinos) and tribal casinos at approximately $37.3 billion and approximately $27.9 billion, respectively. Domestic casino gaming revenues had steadily grown on an annualized basis to approximately $37.5 billion in 2007, before declining in 2008 and bottoming in 2009 at $34.3 billion.

U.S. Commercial Casino Gaming

($ in billions)

Source:	2013 AGA State of the States.

The following key trends are currently affecting the U.S. gaming industry:

Liberalization of existing and new jurisdictions. Domestically, several states are in the process of either liberalizing existing gaming offerings or legalizing gaming activities where they are currently illegal. These locations are generally regional in nature and should increase overall gaming spending and open up new opportunities for ownership and management of casinos. For example, a voter referendum in Maryland in November 2012 ratified legislation allowing limited gaming in six VLT facilities in predetermined geographic areas; Massachusetts passed legislation to allow casinos in specified regions; in 2010, Pennsylvania began allowing table games in casinos; and in Ohio a voter referendum in November 2009 amended the state constitution to allow casinos in four cities.

Limited supply expansion in established gaming markets. We estimate there will be limited supply introduced into established markets in the foreseeable future, in part due to limited availability of construction financing and the limited number of available licenses in certain jurisdictions. The lack of additional supply being introduced should provide stability for established enterprises and lead to increased revenues and profit.

Favorable travel industry trends. The hotel casino industry is heavily dependent upon both the leisure and business traveler. The trends in both of these areas have turned positive since 2010, as evidenced by increasing hotel occupancy, visitor counts and convention space booking.

Potential legalization of online gaming. Globally, online gaming is currently only legal in a limited number of jurisdictions such as Nevada and Delaware, but additional jurisdictions, including New Jersey, are considering legalizing and regulating online gaming, most notably poker. Prior to the Unlawful Internet Gambling Enforcement Act being passed in 2006, published reports estimated that the United States online poker industry generated $1.5 billion in revenues.

United States Commercial Gaming Industry

Casino gambling was first legalized in the U.S. by the State of Nevada in 1931. Since then, the industry has grown to 464 commercial casinos in 17 states with $37.3 billion of gross gaming revenue, according to the American Gaming Association, or AGA. Additionally, according to the AGA, the relatively recent development of Tribal gaming establishments has created another 466 gaming operations across 28 states. According to Casino City’s North American Gaming Almanac, there are approximately 735,000 slots and 29,000 table games (including poker) in the United States, including tribal casinos.

Historically, the U.S. gaming industry was predominately located in two cities, Las Vegas, NV and Atlantic City, NJ. In 2012, the Las Vegas Strip and Atlantic City generated approximately $9.3 billion of revenue and accounted for approximately 25% of the total commercial casino revenues in the United States. However, as casinos have gained more recognition as a key source of entertainment, jobs, and income, and as the demand for gaming has increased, there has been an increased proliferation of gaming in other regional markets. The following chart shows total revenues in the top 10 casino markets in the United States for 2012:

Top 10 Casino Markets in U.S. Based on Revenue (2012)

($ in billions)

Source:	2013 AGA State of the States.

Interactive Entertainment

The Social and Mobile Games Industry

With the advent of new technologies connected to the Internet, including social networks and mobile devices, the value people place on the Internet, as well as the way they use and interact through it, continues to evolve. In recent years, a significant shift in Internet use has been the adoption of the burgeoning social and mobile games market. According to a recent report published by Nielsen, people now consistently spend more time playing online games in the United States than they spend on email. As a result of this transition, ThinkEquity has estimated in its January 2011 report, “Think Entertainment—Gaming,” that the worldwide social and mobile games market may generate approximately $14.0 billion in 2012, an increase from $10.4 billion in 2011 and $6.6 billion in 2010. There are a number of key trends that CIE believes will continue to drive the growth and popularity of social and mobile games, including, among others:

Growth of Social Networks. Over the past decade, social networks have emerged as mainstream platforms that enable people to connect with each other online and through mobile devices, share information and enjoy experiences with their friends, families and colleagues. In February 2012, eMarketer Inc., a digital market research firm, estimated that in 2011 there were approximately 1.2 billion users of social networks globally, and forecasted that the number of users on social networks globally will grow to 1.9 billion by 2014. More recently, on May 1, 2013, Facebook announced that there were almost 1.1 billion people using Facebook actively each month, up from approximately 400 million active users in December 2009.

Rapid Growth of Free-to-Play Games. An increasing number of social and mobile games are free to play and generate revenue through the in-game sale of virtual goods. Compared to pay-to-play business models, the free-to-play approach tends to attract a wider audience of players, thereby increasing the number of players who have the potential to become paying users. By attracting a larger audience, the free-to-play model also enables a higher degree of in-game social interaction, which enhances the game experience for all players.

Continued Growth of the “App Economy.” In order to provide users with a wide range of engaging experiences, social networks and mobile operating systems have opened their platforms to developers, transforming the creation, distribution and consumption of digital content. The result of this transformation is often referred to as the “App Economy.” In the App Economy, developers can create applications accessing unique features of the platforms, distribute applications digitally to a broad audience and regularly update existing applications. Social networking sites, such as Facebook, and mobile application stores, such as Apple’s iTunes, have become mass market consumer destinations where content is easy to find, immediately accessible and always available.

Continuing Advances in the Multimedia Capabilities of Mobile Devices. Mobile games capitalize on the ongoing and accelerating improvement of multimedia capabilities in handsets and other mobile devices, such as the Apple iPad tablet. The improving screen resolutions, audio and graphic capabilities, processing power, battery life, memory and storage capabilities, and affordability of these devices are enabling the delivery of a higher quality visual and audio entertainment experience to a broader group of end users.

Accelerating Development of Advanced Wireless Networks. Advances in wireless networks are increasingly enabling convenient and rapid downloads of large files such as mobile games. In addition, these advanced networks have improved merchandising capabilities, as well as flexible provisioning and billing capabilities of data applications, such as for purchasing virtual goods, which provide the infrastructure necessary for purchasing and downloading mobile games.

The Online Real Money Gaming Industry

The global online real money gaming market has developed over a short period of time into a sizable industry with gross gaming revenues worldwide according to H2GC estimated to be $31.9 billion in 2011, compared to $21.0 billion in 2006, representing a CAGR of approximately 8.7%. H2GC has estimated that global online real money gaming revenues will increase to approximately $41.9 billion in 2015, representing a CAGR of approximately 7.1% over the four-year period from 2011 to 2015.

It is believed that the largest opportunity for online real money gaming in the near and medium term is the legalization of online real money gaming in the United States, in particular poker. Online real money poker is expected to be the largest individual online gaming product in the U.S., contributing $9.6 billion in revenues within five years following the commencement of legalized gaming at the federal level according to H2GC.

Nevada has legalized regulated online real money poker and is in the process of issuing licenses to applicants. In Nevada, CIE is one of two operators operating online real money poker having launched WSOP.com in “field trial” mode on September 19, 2013. Delaware and New Jersey have also recently passed online real money gaming laws and are in the process of generating regulations. Delaware’s relatively small population and licensing restrictions mean that the law may only have a minor impact on the online real money gaming industry; however, New Jersey is the 11th most populous state in the United States and, according to H2GC, is expected to generate in excess of $500.0 million dollars in online poker and casino revenue. In addition, in the last 12 months seven other U.S. states have contemplated or are considering legislation to legalize and regulate some form of regulated online real money gaming and many more states are expected to consider such legislation. For example, California is currently deliberating a bill that would legalize online real money poker. Iowa, Mississippi, Florida, Hawaii, Massachusetts and Illinois are also considering or have recently considered online real money gaming legislation.

Congressional leaders are becoming more aware of the need to regulate online real money gaming, to put in place consumer protections and law enforcement safeguards and to allow licensed companies to provide these services to the U.S. public. If regulated, estimates suggest, as shown on the following chart, that the U.S. online real money gaming market will grow substantially in the five years following the commencement of legalized gaming.

Forecast Regulated U.S. Internet Poker—All States(1) ($bn)

Source:	H2 Gambling Capital, “The Land of eGaming Opportunity: March 2012.”
(1)	Assumes online poker is legalized in the United States.

Las Vegas

Las Vegas is the largest and most prominent gaming market in the United States with 174 licensed casinos, 118,839 nonrestricted slot machines, 4,285 licensed tables and $9.4 billion of gaming revenue for the twelve months ended June 30, 2013 for Clark County. Las Vegas’ 150,481 hotel rooms consistently exhibit occupancy rates in the 80% – 90% range and are home to 17 of the 25 largest hotels in the world. During the past 10-15 years, Las Vegas has successfully focused on attracting more than just gamblers as operators have invested in non-gaming amenities. As a result, Las Vegas has become one of the nation’s most popular convention destinations and draws travelers attracted to the city’s fine dining, shopping, and entertainment, as well as the gaming facilities. The Las Vegas market continues to evolve from its historical gaming focus to broader entertainment and leisure offerings, such as retail, fine dining, sporting activities and major concerts. This diversification has contributed to the historical growth in the market and broadened the universe of individuals who would consider Las Vegas as a vacation destination.

For most of its history, Las Vegas has demonstrated a supply-generated market dynamic. Each new wave of mega-resort openings leading up to the recent recession has expanded the Las Vegas market in terms of visitation and total revenues. Between 1970 and 2007, visitor volumes have increased at a faster pace than the Las Vegas room supply. This in turn generated room demand and led to consistently strong occupancy rates. In addition, the average length of stay and amount spent per trip has increased as Las Vegas has evolved from a one-dimensional casino town into a diversified destination-resort market. Prior to the recent recession, the Las Vegas market has shown consistent growth, both in terms of visitation and expenditures, and has exhibited one of the highest hotel occupancy rates of any major market in the United States. According to the Las Vegas Convention and Visitors Authority, total Las Vegas visitor volume increase 2.1% to 39.7 million visitors for the year ended December 31, 2012 compared to 38.9 million visitors for the year ended December 31, 2011.

Las Vegas Hotel Room Supply and Visitation

(1990—2012)

Source:	LVCVA.

Since 2009, visitation trends have been improving and 2012 visitation of 39.7 million surpassed the 2007 peak. Occupancy rates across Las Vegas have increased by 2.9%, and room rates have increased by 16.3% in 2012 compared to 2009. In addition, Las Vegas revenue per available room and visitation showed positive growth since 2009.]

Las Vegas Visitation Growth

(Y-o-Y change in Las Vegas visitation)

Source:	LVCVA.

Lower room rates and airfares have drawn leisure travelers and improved the attractiveness of Las Vegas for conventions. This has been the primary generator of recent visitation growth in the market. As the Strip has continued to evolve there has been a substantial shift in revenue mix, with an increased focus on non-gaming amenities. Industry analysts believe that there are three primary influences for this shift in recent years:

(1)	newer, larger and more diverse resorts.

(2)	greater focus on the convention market and

(3)	new marketing campaigns targeting a broader customer base.

As the total room inventory in Las Vegas has grown via the increasing presence of mega-resorts, there has been a corresponding impact in non-gaming revenues. According to Nevada State Gaming Control Board—Nevada Gaming Abstract, while Las Vegas Strip gaming revenues (for Casinos with over $1 million in annual revenue) have continued to grow in terms of absolute dollars, from $2.3 billion in 1990 to $5.6 billion in 2012

(4.1% compound annual growth rate, or CAGR), the percentage of total Strip casino-hotel resort revenues represented by gaming (casino) has declined substantially over the past 18 years, from 57.8% of total revenues in 1990 to just 36.4% in 2012.

Las Vegas Strip Gaming Revenue Growth

(Y-o-Y growth)

Source:	LVCVA

Las Vegas continues to be an intensely competitive market with continued increases in new development and expansions. In the last ten years, a number of major hotel casinos have opened on the Las Vegas Strip. In April 2005, Wynn Resorts opened the first new resort on the Strip since 1999. In early 2008, the Las Vegas Sands opened an adjacent property to the Venetian Resort and Casino, named the Palazzo. Wynn Resorts also completed a new property adjacent to Wynn Las Vegas, called Encore, which opened in late 2008. In December 2009, MGM Resorts International opened CityCenter, a multi-use property on 67 acres of land on the Strip between Bellagio and Monte Carlo. Deutsche Bank opened the Cosmopolitan, a new hotel-casino situated between the Bellagio and CityCenter, in December 2010. However, there are no planned large-scale casino projects expected to open in the near term.

Trends in Las Vegas Continue to Improve

Maryland

Legislation in Maryland was enacted in November 2008 allowing for five VLT licenses in pre-determined geographic areas at a 67% gaming tax rate. During the 2012 calendar year, the state generated $377.8 million in gaming revenues from three facilities then in operation. The first property in Maryland opened in 2010 in Perryville, MD. The facility, Hollywood Casino Perryville, operates approximately 1,158 VLTs 12 table games and 8 poker tables. Casino at Ocean Downs opened in 2011 in Berlin, MD in the Southeastern region of the state and operates approximately 800 VLTs. In 2012, Maryland Live! opened for business in Arundel Mills. The casino operates 4,319 VLTs, 122 banked table games and 52 poker tables and is currently the largest revenue generator in the state. In 2012, Maryland Live! accounted for 61% of the state’s gaming revenues despite being open for only seven months. Rocky Gap Casino Resort, Maryland’s fourth casino, opened in May 2013 with 554 VLTs and 10 table games. The Maryland Joint Venture was awarded the fifth gaming license in 2012 to develop a casino in downtown Baltimore. In addition to the four casinos currently operating in the state, Hollywood Casino at Charles Town Races in West Virginia and casinos in Delaware and Pennsylvania draw a significant portion of their business from Maryland. The table below summarizes information on the five original Maryland licenses.

Location	Name	Operator	# of VLTs	2012 Gaming Revenues
Worcester County	Ocean Downs	Ocean Enterprise	800	$49.9 million
Cecil County	Hollywood Casino	Penn National	1,158	$98.6 million
Arundel Mills	Maryland Live!	Cordish	4,319	$229.3 million
Baltimore City	Horseshoe Baltimore	CBAC Borrower LLC	2,500	N/A
Allegany County	Rocky Gap	Evitts Resort	554	N/A

In August of 2012, gaming expansion legislation was passed and upheld in November 2012 by a public referendum. The legislation modified some key terms in the original gaming bill and added the potential for a sixth license in the state within Prince George’s County. The key provisions of this legislation are highlighted below:

•	allows the addition of a sixth license in Prince George’s County. The sixth property cannot open until the earlier of July 1, 2016 or 30 months after the opening Horseshoe Baltimore.

•	enables operators at all six properties to offer table games at a 20% tax rate and requires no additional license fee.

•	reduces the VLT tax rate by seven percent for Horseshoe Baltimore upon the opening of the sixth property.

•	requires Horseshoe Baltimore to purchase VLTs and in exchange reduces the tax rate by a further six percentage points.

•	expands the permitted hours of operation to 24 hours, seven days a week.

These modifications to the original gaming legislation provide current VLT license holders in the state with economic benefits to counteract the increased competition a sixth casino in the state would create. The legislation also aims to expand gaming revenue generation for the state overall. The biggest change to the industry as a result of this legislation is the addition of table games, allowing for the VLT facilities to operate as full-scale casinos. The addition of table games is expected to increase state gaming revenues significantly. Given the various casino openings and the favorable provisions in the new legislation, the Maryland market is expected to see significant gaming revenue growth over the next two to five years.

Maryland Historical Gaming Revenue

(in millions)

The casinos in Maryland draw customers primarily from the Washington D.C. Metropolitan Statistical Area (MSA), which encompasses Washington D.C. and portions of Maryland, Virginia and West Virginia. It is the eighth largest MSA in the U.S. with over 5.5 million residents. The Washington D.C. MSA has more adults per gaming position than the average of several metropolitan gaming markets as illustrated in the figure below, indicating that the gaming market in Maryland has not reached saturation and can support additional casinos. It is also underpenetrated in terms of gaming revenue per adult. In addition, the Washington D.C. MSA has favorable demographics, with a median income of $86,680 and average income of $110,211 compared to a national average of $50,502 and $71,518 respectively.

Adults per Position

Revenue per Adult

BUSINESS

References in this prospectus to “Daily Active Users” mean the number of individuals who played one of CIE’s games on a particular platform during a particular day, references to “Monthly Active Users” mean the number of individuals who played a particular game on a particular platform during a 30-day period, references to “Monthly Unique Users” mean the number of unique individuals who played any of our games on a particular platform during a 30-day period, references to “Average Revenue per User” means average daily revenue per average Daily Active Users and references to “Monthly Unique Payers” mean the number of unique individuals who purchased virtual currency in any of CIE’s games on a particular platform in the 30-day period ending with the measurement date. Unless otherwise indicated, these metrics are based on internally-derived measurements across all platforms on which CIE’s games are played. For further information about Daily Active Users, Monthly Active Users, Monthly Unique User, Average Revenue per User and Monthly Unique Payers as measured by CIE, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Performance Metrics—Interactive Entertainment—Social and Mobile Games.”

Caesars Acquisition Company

CAC is incorporated under the laws of Delaware and was formed to make an equity investment in Growth Partners, a joint venture between CAC and Caesars Entertainment, the world’s most diversified casino-entertainment provider and the most geographically diverse U.S. casino-entertainment company. CAC does not expect to own any other material assets or have any operations other than through its interest in CGP LLC. Upon consummation of the Transactions (as described below), CAC will serve as CGP LLC’s managing member and sole holder of all of its outstanding voting units, and Caesars Entertainment and/or certain of its subsidiaries will hold all of CGP LLC’s outstanding non-voting units. The voting units and non-voting units of CGP LLC participate ratably in distributions and are identical economically, other than as described under “Certain Relationships and Related Party Transactions—CGP Operating Agreement—Liquidation Right” and “Certain Relationships and Related Party Transactions— Agreements with Caesars Entertainment and its Subsidiaries—CGP Operating Agreement—Call Right.” Caesars Entertainment, through its subsidiaries, at the closing of the Transactions will own between 57% and 77% of the economic interests in CGP LLC, in each case, comprised of the value of the Contributed Assets and an additional 5%. The percentage owned will depend on the number of subscription rights exercised in this offering. This ownership range is also subject to adjustment at the closing of the Transactions due to the relative fair value of the Contributed Assets and certain other potential adjustments. See “Prospectus Summary—The Transactions.”

Growth Partners

Growth Partners is a casino asset and entertainment company focused on acquiring and developing a portfolio of high-growth operating assets and equity and debt investments in the gaming and interactive entertainment industry. Upon consummation of the Transactions, Caesars Entertainment and/or certain of its subsidiaries will own all of the outstanding non-voting units of CGP LLC and will be the majority economic shareholder of Growth Partners, and therefore will have a large direct stake in Growth Partners’ financial performance and growth potential. Through its relationship with Caesars Entertainment, Growth Partners has the ability to access Caesars Entertainment’s proven management expertise, brand equity, Total Rewards loyalty program and structural synergies. With 44 million members, the Total Rewards loyalty program is considered to be one of the leading loyalty rewards programs in the casino entertainment industry, as evidenced by Caesars Entertainment receiving COLLOQUY’s Master of Enterprise Loyalty Award in September 2012.

We anticipate the combination of Growth Partners’ flexible capital structure and Caesars Entertainment’s leading brands and management capabilities will provide a competitive advantage in the pursuit of high return, capital intensive investment opportunities in land-based casino gaming, regulated online real money gaming, and social and mobile games. Many development projects in the land-based, or “brick-and-mortar”, casino and entertainment industries require lengthy and involved development and regulatory processes and therefore often require a significant initial capital outlay but have delayed cash flows generated from operations. Growth

Partners’ capital structure is specifically designed to accommodate these dynamics, and we believe Growth Partners’ streamlined business model will create a unique venture-oriented investment vehicle for potential equity investors. In addition, social and mobile games industry characteristics and the speculative nature of online real money gaming in the United States are better served by a company with greater access to liquidity and equity capital. Therefore, the separation of this business from Caesars Entertainment’s core operating business and its leveraged capital structure will create a flexible organization that is well positioned to pursue business and growth strategies.

Through its two businesses—Interactive Entertainment and Casino Properties and Developments – Growth Partners will focus on acquiring or developing assets with strong value creation potential and leveraging interactive technology with well-known online brands. Growth Partners’ Interactive Entertainment business is expected to initially consist of CIE, which has three businesses: social and mobile games, the WSOP and regulated online real money gaming. Growth Partners’ Casino Properties and Developments business is expected to initially consist of Caesars Entertainment’s existing interests in Planet Hollywood, the Horseshoe Baltimore in Baltimore, Maryland, and a 50% interest in the management fee revenues to be received by CEOC, in connection with the management of Planet Hollywood and Horseshoe Baltimore. In addition, Growth Partners owns a portfolio of debt investments consisting of the CEOC Notes. These notes will provide Growth Partners with additional cash flow to fund future investment and acquisition opportunities.

When we consider new investment and acquisition opportunities, except for any expansion, add-on or additional investment in respect of any existing gaming property of CGP LLC or its subsidiaries, or with respect to CIE, any potential future investment or acquisition by CIE, we will be required to submit them to Caesars Entertainment. A committee of the board of directors of Caesars Entertainment comprised of disinterested directors will make the determination on behalf of Caesars Entertainment to (1) pursue any potential projects itself or (2) decline the project for itself, after which Growth Partners may elect or decline to pursue the project. When Caesars Entertainment considers new investment and acquisition opportunities, Caesars Entertainment will have the option to (1) pursue any potential project itself or (2) decline the project for itself, after which Growth Partners may elect or decline to pursue the project. Although not required, we anticipate that any future investment and acquisition opportunities undertaken by Growth Partners will be managed by Caesars Entertainment and its subsidiaries. The CGP Operating Agreement (as described under “Certain Relationship and Related Party Transactions—Agreements with Caesars Entertainment and its Subsidiaries”) will include a framework with respect to the structuring of compensation related to future projects between Caesars Entertainment and Growth Partners. In the event Caesars Entertainment declines an opportunity and Growth Partners undertakes the opportunity, Growth Partners will retain a 50% interest in the management fee to be received by Caesars Entertainment, unless otherwise agreed, and Growth Partners will acquire 100% of the new equity in such opportunity. With its equity-dominated capital structure and its relationship with Caesars Entertainment, we believe Growth Partners should be able to respond quickly to, and have access to required capital for, potential development opportunities. Because of its majority economic stake, Caesars Entertainment will have an incentive to bring opportunities to Growth Partners when Caesars Entertainment elects not to pursue such opportunities directly for itself.

Interactive Entertainment

Vision and Businesses

In a world of accelerating technological connectivity and increasingly sophisticated social and mobile games platforms, we believe there is significant opportunity for distributing CIE’s globally recognized entertainment brands and the Total Rewards loyalty program to social and mobile games platforms and regulated online real money gaming offerings. In addition, CIE will continue to innovate the way casino-themed entertainment is played and create new brands in the future such as CIE’s leading casino-themed social games Slotomania and Bingo Blitz. By remaining focused on offering casino-themed interactive entertainment globally and online real money gaming in the United States, we believe that CIE will successfully capitalize on these opportunities.

By forming CIE, Caesars Entertainment recognized the importance of positioning itself for the convergence of interactive games, regulated online real money gaming and the brick-and-mortar casino-entertainment industry, while at the same time taking advantage of the synergies between them. CIE is a stand-alone company with an entrepreneurial culture that innovates upon the way brick-and-mortar gaming companies traditionally view and distribute casino entertainment. The results of CIE to date are a testament to this foresight. For example, CIE’s entrepreneurial focus has allowed it to quickly identify and capitalize on opportunities as they arise, such as the strategic acquisitions of Playtika in 2011, substantially all of the assets of Buffalo Studios in 2012 and the game assets and intellectual property of the World Series of Poker social and mobile game application previously developed by Electronic Arts in 2013. With CIE’s total consolidated revenue increasing from $43.3 million in the first quarter of 2012 to $54.4 million in the fourth quarter of 2012, a growth rate of 25.6%, we believe that it has built a strong foundation for continued growth and future success.

CIE has three distinct, but complementary businesses that reinforce and build upon each other: social and mobile games, WSOP and regulated online real money gaming. It is the ecosystem created by the intersection of these three businesses, together with its relationship with Caesars Entertainment, including its rights to use Caesars Entertainment’s portfolio of brands and its access to the Total Rewards loyalty program, that we believe will allow CIE to capitalize on the growth of social and mobile casino-themed games and regulated online real money gaming, especially in the United States.

Growth Partners will own approximately 90.2% of CIE, which may be reduced to approximately 84.5% upon conversion of the $47.7 million convertible promissory note issued by CIE to Rock Gaming (subject to required regulatory approval), in each case not giving effect to any options or warrants that are exercisable. See Note 10 to the audited combined financial statements of Growth Partners elsewhere in this prospectus. Details of CIE’s three businesses follow below.

Social and Mobile Games. CIE has become one of the world’s leading interactive social and mobile casino-themed game providers. CIE’s current portfolio of games includes Slotomania, which was one of the top ten highest grossing casino-themed games on the Facebook, iOS and Android platforms as of June 30, 2013 according to App Annie and www.facebook.com/appcenter. CIE’s launches of the Caesars Casino application on Facebook in January 2012 and the Caesars Slots application on mobile platforms in the third quarter of 2013 were the earliest visible instances of how CIE intends to leverage its relationship with Caesars Entertainment in the future. In December 2012, CIE acquired substantially all of the assets of Buffalo Studios including the application Bingo Blitz, which is a leading bingo game on Facebook, Android and iOS. In May 2013, CIE acquired the World Series of Poker social and mobile game assets and intellectual property from Electronic Arts.

The World Series of Poker. CIE has derived considerable benefit from growing and building upon its ownership and management of the WSOP franchise. The WSOP, which was founded in 1970, had 79,471 entrants in its flagship annual tournament in Las Vegas in 2013. The WSOP also benefits from a television contract with ESPN through 2017 and sponsorship agreements with a number of leading brands, such as Miller Lite, Red Bull, Frito-Lay and Jack Link’s in 2013. The WSOP also has licensing arrangements for a wide variety of consumer products, including a licensing arrangement with Microsoft for a new Xbox Live game that launched in the United States in September 2013. CIE also has a WSOP branded social and mobile game available on the Facebook platform, on the Amazon Kindle, Android devices and all iOS devices. CIE is positioning the WSOP brand to be one of the leading poker sites in Nevada, New Jersey and other states, if any, that legalize online real money gaming in the future.

Regulated Online Real Money Gaming. CIE has built the foundation of what it intends to be a leader in regulated U.S. online real money gaming environment. According to H2GC, it is estimated that the regulated U.S. online real money poker market may generate up to approximately $9.6 billion in gross revenue annually. While online real money gaming has not been legalized at the federal level, in December 2011, Nevada approved interactive gaming regulations allowing for intrastate online poker, and Delaware and New Jersey recently passed online real money gaming laws. The New Jersey legislation passed in February 2013 includes a provision for casino games such as slots, blackjack and roulette in addition to poker and allows only existing brick-and-mortar casino operators (or their affiliates) in the state to apply for a license to offer real money poker and casino games online to anyone within New Jersey state lines. CIE has obtained a license in Nevada to operate online poker and launched WSOP.com in “field trial” mode on September 19, 2013 and started marketing efforts on September 30, 2013. In New Jersey, a subsidiary of CIE has applied for an internet gaming permit and expects to launch online poker and online casino games by the end of 2013, subject to required regulatory approvals. CIE is actively participating in the U.S. lobbying effort for other states to follow Nevada, Delaware and New Jersey’s lead, and is supportive of a Federal framework as well. Outside of the United States, CIE began offering real money online gaming in the UK under the WSOP and Caesars brands in 2009 and Italy through a brand licensing agreement in 2011. In tandem with its lobbying efforts in the United States, CIE recently secured the use of two online real money poker software platforms for use in new markets: 888 poker software through a licensing agreement and Barrière Poker through a source code assignment and co-development agreement. Additionally, CIE plans to enter the New Jersey market offering both interactive poker and casino for real money once approved by the DGE. CIE believes that if online real money gaming continues to be legalized in the United States on either a state-by-state basis or on the federal level, it presents a substantial opportunity, translating into a potential large revenue generator for Growth Partners.

For the year ended December 31, 2012, our Interactive Entertainment segment generated net revenues of $207.7 million, net income of $34.1 million and Adjusted Segment EBITDA of $76.2 million. For the six months ended June 30, 2013, our Interactive Entertainment segment generated net revenues of $142.6 million, net loss of $15.3 million and Adjusted Segment EBITDA of $40.7 million. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Reconciliations of Adjusted Segment EBITDA of Net Income” for a discussion of Adjusted Segment EBITDA.

Products

Social and Mobile Games

CIE designs its portfolio of games to appeal to the interests of the broad group of people who like to play casino-themed social and mobile games. CIE’s social games leverage the global connectivity and distribution of Facebook, other social networks, such as VKontakte, Mail.ru and Odnoklassniki.ru in Russia, and mobile platforms, such as Apple’s iOS and Google’s Android. The social design of CIE’s games is at the core of how the players experience its games. CIE’s games encourage players to quickly connect with their friends when they start a game and to build and enhance these relationships throughout the game experience.

CIE’s games are free to play, focus on casino related themes and attract a community of players that is demographically and geographically diverse. CIE analyzes the data generated by its players’ game play and social interactions to guide the creation of new content and features. CIE uses this ongoing feedback to keep its games compelling and to enhance the player experience. CIE operates games as a live service and believe that the quality, ongoing creation of fresh content, unique promotional elements, new product features and social connectivity of its games are the keys to their repeated success.

While CIE’s games are free to play, they are designed to inspire and enable the players to compete against their friends and the broader online community. Players can choose to advance in CIE’s games, and thereby unlock additional games or stages, by acquiring virtual goods through game play or by purchasing services or completing surveys from other participating online providers (such as Netflix), receiving virtual goods as gifts from friends or purchasing virtual goods. Virtual goods are digital representations of real world goods, such as virtual coins in Slotomania, Bingo Blitz, Caesars Casino and the World Series of Poker social and mobile game. We believe CIE’s players’ acquisition, gifting and purchase of virtual goods creates social interaction that increases players’ engagement with CIE’s games and with each other.

Consistent with CIE’s business model, only a small portion of its players pay for virtual goods. During the second quarter of 2013, CIE had approximately 0.20 million average Monthly Unique Payers or 1.2% of the total number of average Monthly Unique Users on its social and mobile platforms during this period purchased virtual goods. The sale of virtual goods constitutes CIE’s primary source of revenue for its social and mobile games businesses. While it is expected that the number of unique paying players will continue to constitute a small portion of CIE’s overall players as its business grows, CIE plans to offer increased selection, better merchandising, more frequent specials and additional payment options to increase the sales of its virtual goods.

Descriptions of some of CIE’s leading games are provided below:

Slotomania, CIE’s free-to-play social slot-style game, which was launched in December 2010 on Facebook, invites players to “unlock” new slot machines by winning, buying or acquiring virtual coins. According to www.facebook.com/appcenter, Slotomania is the most popular slot-themed game on Facebook, and was a top-ten grossing casino-themed game in over 45 markets worldwide as of June 30, 2013. In addition to Facebook and Apple iOS, Slotomania is available via Android, Yahoo! Games, Amazon App Store, Google+, Slotomania.com, Spil Games, three Russian social networks and Yahoo! Japan. Slotomania is also available on Facebook in 12 languages.

Bingo Blitz, one of CIE’s free-to-play social bingo-style games, was launched in October 2010 on Facebook, invites players to win, buy, or acquire power ups, coins, and experience points to achieve bingos and complete the many in-game goals. Players can choose from an array of bingo rooms themed in the style of various cities and countries from around the world, and compete both solo and in teams to unlock all of the collection items and bingo rooms. Bingo Blitz is available via Apple iOS, Android, and the Amazon App Store and, according to App Annie and www.facebook.com/appcenter, is one of the highest grossing bingo-themed games on these platforms.

Caesars Casino, CIE’s first branded free-to-play social casino-themed game, currently provides players with the choice between games based on classic slot, blackjack and roulette themes. With a beta version launched in January 2012, Caesars Casino is currently a top 10 grossing casino-themed game on Facebook according to www.facebook.com/appcenter. Like Slotomania, players “level up” to new versions of each game by winning, buying or acquiring virtual coins. In April 2012, CIE integrated the Total Rewards loyalty program into Caesars Casino to allow its customers to earn Total Rewards loyalty program credits when purchasing virtual goods on Facebook. In the third quarter of 2013, the Caesars Casino application launched on mobile platforms, including the iOS mobile platform, under the Caesars Slots brand.

The World Series of Poker is a social and mobile poker game on iOS, Android, Amazon and Facebook. We acquired the rights to this game from Electronic Arts as part of terminating the existing brand license agreement. We are in the process of a transition and plan to add additional features and functionality and cross-promote from our other applications starting in the fourth quarter of 2013.

Regulated Online Real Money Gaming

CIE is currently operating three regulated online real money gaming websites in the UK that are using and promoting the Caesars and WSOP brands. These three websites—www.wsop.co.uk, www.caesarscasino.co.uk and www.caesarsbingo.co.uk—primarily focus on poker, casino and bingo related games, respectively. Since the legalization of online poker in Nevada and online poker and casino games in New Jersey, CIE has been focused on launching as quickly as possible and practical in each of Nevada and New Jersey. In Nevada, CIE received its operator’s license in December 2012 and launched WSOP.com in “field trial” mode on September 19, 2013. A subsidiary of CIE has filed an application for a casino license to conduct Internet gaming in New Jersey.

CIE’s real money gaming software license agreements with 888, Barrière Poker and Amaya underpin its preparation for legalized real money gaming in the United States. 888 will provide the front and back office services for CIE’s U.S. poker offering, thereby allowing CIE to focus where it is strongest, which is branding and marketing, including the online acquisition and retention of customers. In March 2013, 888 received a software provider license in Nevada, and we are together spending considerable resources preparing for online poker in Nevada, which CIE believes puts 888 in a software platform leadership position for the start of regulated online poker in the United States. CIE launched its online real money gaming business in Nevada on 888’s platform and intends to launch its online real money gaming business in New Jersey on Amaya’s and 888’s platforms. CIE also has a source code assignment and co-development agreement with Barrière Poker which provides CIE with optionality and ownership over its own platform and source code. The combination of these agreements provides CIE with two software alternatives and the ability to employ a multi-brand and multi-platform strategy if CIE so chooses. On September 20, 2013, a subsidiary of CIE and an affiliate of Amaya entered into a platform and services agreement pursuant to which Amaya will provide online casino platform services in New Jersey in exchange for a share of net gaming revenue for the Caesars Casino brand. Amaya and the agreement with Amaya are subject to all required regulatory approvals.

The World Series of Poker

CIE markets the WSOP brand through three distinct platforms: live events, sponsorships and licensing.

Live Events. The signature WSOP live event, the WSOP Las Vegas, was established in 1970 and has occurred annually at the Rio Hotel and Casino in Las Vegas for the past eight years, with an arrangement for the tournament to stay at the Rio through 2016. The 2013 WSOP Las Vegas drew 79,471 entrants in its championship “bracelet” events and approximately 75,000 additional entries for side tournaments, with entrants coming from over 100 countries. In 2013, other casinos and charitable organizations licensed rights to award entry into the WSOP Las Vegas, with 45 parties contracted in 2013.

CIE’s current contract with ESPN provides that the WSOP Las Vegas will continue to be carried on ESPN and ESPN2 through 2017, with at least 32 hours of original programming annually. This programming was re-broadcast over 175 times in 2012 on ESPN and ESPN2. On November 4 and 5, 2013, the Main Event final table will be broadcast on ESPN and ESPN2 on a brief time delay. CIE receives advertising inventory within all aired episodes on any ESPN platform.

Since 2005, the WSOP Las Vegas has been complemented by WSOP circuit events, a regular season of poker tournaments running from August to May each year (the “WSOP Circuit Events”). The 2012/2013 season included 19 tour stops in the United States, and one event each in Canada and South Africa. There were approximately 80,000 participants in the WSOP Circuit Events during the 2012/2013 season. ESPN broadcast the National Championship in July 2013. The Circuit Events and National Championship gives the WSOP brand year-round domestic relevance and customer acquisition opportunities.

The WSOP Europe was established in 2007 and originally was held in London, England. In 2011, the WSOP Europe was relocated to France in conjunction with CIE’s relationship for online gaming with Groupe Lucien Barrière, a leading land-based casino company in France and an affiliate of Barrière Poker. The WSOP Europe occurs each fall, has been broadcast by ESPN since 2008. The WSOP Europe has been crucial in establishing the WSOP brand in European jurisdictions where online poker is regulated.

Established in 2012 by CIE in conjunction with Crown Limited, The World Series of Poker Asia-Pacific (“WSOP APAC”) is the second live tournament brand extension internationally for the WSOP. The Inaugural WSOP APAC was held from April 4 to April 15, 2013 in Melbourne, Australia at the Crown Entertainment Complex, site of the successful Aussie Millions poker tournament. WSOP APAC offered five WSOP gold bracelets, a high-roller tournament and the Caesars Cup invitational event. ESPN broadcasts six hours of WSOP APAC programming in over 100 countries, including Australia, New Zealand and the United States.

Licensing. CIE licenses the WSOP brand for consumer products, allowing CIE to expand its brand through mainstream channels. WSOP licensed products, from playing cards and poker chips to lifestyle apparel, have been sold in such retailers as Target, Brookstone and Lids. Eight states have also sold WSOP branded instant-win lottery tickets since 2009. In addition, WSOP launched a branded poker offering with Microsoft for their Xbox Live platform in September 2013.

Sponsorships. CIE has promotional partnerships with a variety of brands, including Miller Lite, Red Bull, Frito-Lay and Jack Link’s. These partnerships typically include marketing activities promoting the WSOP brand as well as retail promotions awarding entry to WSOP events. In addition, broadcasts of WSOP events often carry advertisements for the sponsored products, further integrating the WSOP brand. CIE has the exclusive rights to sell camera-visible brand placements within its programming.

Information Technology

Social and Mobile Games

The technology stack used to support CIE’s social and mobile games platforms was designed to support its growth by having elasticity to adapt and conform to the varying demands and inherent changes in CIE’s business. CIE’s goal is to ensure that its technology infrastructure has full redundancy capability. The code base and logic that has been developed for CIE’s games has been custom-built and deployed across its technology stack to ensure that the core components within each engine of its games are able to be easily repeated as CIE releases new games. One of the key features of how CIE develops its games is the ease of portability to a wide variety of social and mobile games networks and platforms. CIE’s art development and graphic design team use sophisticated graphics to ensure the players of its games have a high quality experience.

Regulated Online Real Money Gaming

Since 2009, CIE has been working with 888 and its business-to-business arm, Dragonfish, in the regulated UK market. Dragonfish provides CIE with 888’s online gaming platform in addition to a suite of back-office operational services such as customer service, technical support and e-payments. The Nevada Gaming Commission has approved CIE’s relationship with Dragonfish for operation of the WSOP website in the UK. See “Gaming Regulatory Overview—Internet and Land-Based Poker Tournaments—UK Operations” and “Gaming Regulatory Overview—Internet and Land-Based Poker Tournaments—Nevada Regulations.” CIE has extended its licensing agreement with 888 in the U.S. through a Platform Development and Service Agreement CIE entered into with 888 on January 30, 2012 (the “Platform Agreement”), and together with 888, CIE received regulatory certification in Nevada for the September 19, 2013 “field trial” launch of WSOP.com. The Platform Agreement provides that 888 will develop and service an online real money gaming platform for use in any United States jurisdiction where online real money gaming becomes legalized. 888 is to receive a portion of the revenue derived from the platform and reimbursement for certain expenses. The Platform Agreement also includes an obligation that 888 provide front and back office services for CIE’s U.S. online real money poker offering. The term of the Platform Agreement will expire five years after the platform is first used. 888’s application as an Internet Gaming Service Provider has already been approved by the Nevada State Gaming Control Board (the “Nevada Board”).

CIE licenses its brands to third parties where CIE believes that distribution of its brands and products is better accomplished through local partners. CIE has licensed its brand to Groupe Lucien Barrière and Barrière Poker, and CIE works closely with them on the execution of CIE’s combined online platform development and offline poker strategy. In Italy, closed loop regulated real money poker market, CIE has licensed its brand to the market leading poker network, Microgame, whereby CIE earn a percentage of the “rake” generated across the entire network of sites, in exchange for Microgame’s use of the WSOP brand.

CIE has been diligently working on its propriety platform in association with Barrière Poker. Since the passage of legislation in Nevada and New Jersey for online gaming, CIE has been focused on the development of an interactive poker platform and will introduce casino games as part of the offering. CIE is steadily pursuing this strategy with the long-term goal of launching interactive poker and casino platforms where legal in the United States. The combination of these two platforms provide CIE with flexibility, redundancy and the ability to employ a multi-brand strategy if CIE so chooses. In addition, on September 20, 2013, a subsidiary of CIE and an affiliate of Amaya entered into a platform and services agreement pursuant to which Amaya will provide online casino platform services in New Jersey in exchange for a share of net gaming revenue for the Caesars Casino brand. Amaya and the agreement with Amaya are subject to all required regulatory approvals.

Marketing

CIE has been able to build a large community of players through the viral and sharing features provided by social networks, the ease of finding top applications in the various mobile “App Stores” and the social innovations of its games. Moreover, CIE’s ability to continue to leverage its expertise from the online games industry to drive significant traffic from non-traditional means, such as working with marketing affiliates, search engine optimization, trading traffic with other game developers and using banner exchanges, we believe should also help accelerate CIE’s revenue growth and profitability. In the future, we expect that the network effects of CIE’s many game offering and its cross-marketing relationship with Caesars Entertainment will be additional channels to acquire players. CIE is committed to connecting with its players. CIE has fan pages, generally on Facebook, for each of CIE’s games to connect with its players. CIE also uses traditional advertising activities such as online advertising spending with Facebook and the use of third-party media buyers. In the UK, CIE promotes its regulated real money gaming offerings though television and online advertising spending. In Nevada and New Jersey, we believe the WSOP database of poker players and Total Rewards database of casino players will be important acquisition channels in addition to traditional techniques used in the UK today. CIE’s WSOP events are primarily marketed through media features and news coverage.

Total Rewards loyalty program customers are able to earn Reward Credits by purchasing virtual coins in Caesars Casino. Total Rewards loyalty program members can redeem Reward Credits for amenities at Caesars Entertainment’s facilities or other items such as merchandise, gift cards and travel.

Casino Properties and Developments

Growth Partners’ portfolio of casino-related assets consists of Planet Hollywood and an investment in a casino project under development in Baltimore, Maryland, the Horseshoe Baltimore. In addition, Growth Partners is entitled to a 50% interest in the management fee revenues received by certain subsidiaries of CEOC in connection with the management of Planet Hollywood and Horseshoe Baltimore. Planet Hollywood and the interests in the management agreements provide a base of cash flow to supplement Growth Partners’ ongoing development opportunities, including its investment in the Maryland Joint Venture.

Details of Growth Partners’ existing list of currently operating and development projects are shown in the table below.

Property	Location	Status	Ownership		Anticipated Opening Date
Planet Hollywood Resort and Casino	Las Vegas, NV	Operating	100%		Open
Horseshoe Baltimore	Baltimore, MD	Under development	52	%(1)	Third quarter of 2014

(1)	Represents an indirect ownership in the Maryland Joint Venture, through a 58.5% ownership in CR Baltimore Holdings LLC, the developer of the Maryland Joint Venture, which in turn has an 88.6% direct interest in the Maryland Joint Venture. Following the closing of the CVPR Sale described below, Growth Partners’ indirect economic ownership of the Maryland Joint Venture will be approximately 41%.

For the year ended December 31, 2012, the Casino Properties and Developments segment generated net revenues of $303.7 million, net loss of $1.0 million and Adjusted Segment EBITDA of $69.1 million. For the six months ended June 30, 2013, the Casino Properties and Developments segment generated net revenues of $165.6 million, net income of $6.8 million and Adjusted Segment EBITDA of $44.1 million. The historical figures reflect that Planet Hollywood historically paid annual management fees of approximately $16.1 million to a subsidiary of CEOC pursuant to its management agreement and the Adjusted Segment EBITDA is calculated after giving effect to the payment of such management fees. As part of the Transactions, Growth Partners will pay $90.0 million for a 50% interest in the Planet Hollywood and Horseshoe Baltimore annual management fees. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Reconciliations of Adjusted Segment EBITDA to Net Income” for a discussion of Adjusted Segment EBITDA.

Planet Hollywood Resort & Casino

Planet Hollywood, which was originally constructed in 2001 and renovated in 2007, is a casino resort located on the Las Vegas Strip in Las Vegas, Nevada. Planet Hollywood was acquired by Caesars Entertainment in February 2010 and is managed by a subsidiary of CEOC and therefore benefits from Total Rewards, one of the leading loyalty rewards programs in the casino entertainment industry. Planet Hollywood benefits from its prime location on a 35-acre site on the east side of the Las Vegas Strip and is part of a contiguous strip of casinos owned by Caesars Entertainment, with which it shares certain services and costs.

Planet Hollywood includes a 2,500-room hotel, which offers deluxe guestrooms and suites. The facility also has an outdoor pool area and an approximately 32,000-square foot spa that is leased to a third party. In addition, the facility adjoins to a retail mall, the Miracle Mile Shops, with 170 retailers and 15 restaurants, and a 1,201 room timeshare tower operated by Hilton Grand Vacations. The adjoining mall and timeshare tower, as well as the additional amenities featured at Planet Hollywood, stimulate additional traffic through the Planet Hollywood complex, including the casino and its amenities.

Planet Hollywood’s 64,500 square foot casino features 1,100 slot machines and 79 table games. The casino offers a diverse selection of the most popular slot and video poker machines in a wide variety of denominations, and is also home to a race-and-sports-books facility. The casino’s live table games include traditional blackjack, craps and roulette, in addition to a variety of other popular games, such as Baccarat and Pai Gow Poker. Planet Hollywood’s casino also offers daily poker tournaments in an 11 table World Series of Poker-branded poker room, as well as a variety of live poker games including Texas Hold ‘Em and other casino poker games.

Planet Hollywood complements this product offering with both a high limit table game area featuring 9 high limit table games as well as a high limit slot area featuring over 60 high denomination slot machines. Additional amenities, such as an exclusive enclosed lounge and VIP cage access, target the needs of its VIP customer base.

Planet Hollywood also features the following amenities:

•	ten food and beverage outlets, seven of which are operated pursuant to leases with third parties, including a restaurant leased to P.F. Chang’s, a 24-hour casual dining facility known as Planet Dailies, Koi (a high end Japanese restaurant), Strip House (a high-end steak house), Yolos (a Mexican-themed restaurant), Earl of Sandwich (a casual sandwich shop), and the remaining five of which are owned and operated by Planet Hollywood, including Gordon Ramsay Burger, a buffet, a poolside snackbar and two Starbucks outlets;

•	the EXTRA Lounge, the Heart Bar and the Playing Field Lounge are owned and operated by Planet Hollywood, and the Koi Lounge and the Pussycat Dolls Burlesque Saloon are operated by third parties;

•	gift and merchandise shops operated by the Marshall Retail Group;

•	over 80,000 square feet of convention, trade show and meeting facilities, including a 37,000-square foot main ballroom, 10,000 square feet of pre-function space and 15,000 square feet of breakout space in 18 separate rooms; and

•	a 7,000-seat theater (known as PH Live at Planet Hollywood), which is owned by Planet Hollywood but is not directly connected to the hotel is used for award shows, live music events and theatrical performances, and a 1,300-seat theater (known as the Showroom), which is part of Planet Hollywood, home to a nightly show and high profile headline entertainers and leased to BZ Clarity Theatrical-LV, LLC.

Adjoining the property are also:

•	the Miracle Mile Shops, which is a themed entertainment shopping mall with approximately 475,000 square feet of retail space housing over 170 retailers, and an approximately 5,800-space parking facility used by Planet Hollywood and the Miracle Mile Shops, both of which are owned by a third party; and

•	the 52-story new “Elara” timeshare tower, formerly owned by Westgate and, as of 2011, owned by LV Tower 52, LLC (“LV Tower”), a third party, and operated as part of the Hilton Grand Vacations™ timeshare network. LV Tower leases certain kiosk space from Planet Hollywood for marketing purposes inside the casino and plaza, and has negotiated certain other marketing rights in the casino and hotel. Pursuant to agreements relating to consideration that was part of the historic development of the overall complex, Planet Hollywood receives certain payments from LV Tower based on percentages of timeshare sales and revenue from timeshares rented as hotel space, until all the timeshares are sold.

Planet Hollywood targets a growing younger demographic segment that values the offerings of the non-gaming entertainment that complements the casino’s gaming activities. Growth Partners’ flexible capital structure will allow it to invest in Planet Hollywood and elevate its guests’ experience by offering premium, Hollywood-themed entertainment and non-gaming options that remain fresh and relevant. We believe these investments should lead to revenue and EBITDA growth.

In July 2013, the Company terminated its lease with a third party in order to retake possession of the larger performance theater space in Planet Hollywood known as “PH Live at Planet Hollywood.” In connection with that transaction, the Company is refurbishing the PH Live at Planet Hollywood theatre and entered into a two-year performance agreement with Britney Spears pursuant to which Ms. Spears has agreed to perform a total of 96 shows, each show containing a mix of her “greatest hits” and other songs at the refurbished PH Live at Planet Hollywood theatre. The performance agreement with Ms. Spears contains customary representations, warranties, covenants and agreements and exclusivity and non-compete provisions for similar transactions. Aggregate commitments under the lease termination agreement, amounts committed to refurbishing the theatre and commitments under the performance agreement aggregate approximately $64 million through December 31, 2015.

Horseshoe Baltimore, Maryland

Growth Partners owns an interest in the Maryland Joint Venture, a joint venture with an affiliate of Rock Gaming LLC and other local investors. CBAC Borrower, a subsidiary of the Maryland Joint Venture, holds a license to operate a casino in the City of Baltimore.

Caesars Entertainment is leading the development of the casino, and a subsidiary of CEOC will serve as the manager of Horseshoe Baltimore. After consummation of the Transactions, Growth Partners will receive a 50% interest in the management fee revenue received by a subsidiary of CEOC in connection with the management of Horseshoe Baltimore. The property is anticipated to be an integrated casino with a 110,000 square-foot floor holding 2,500 VLTs, 100 table games and 30 poker tables. In addition to the gaming space, Growth Partners anticipates the casino facility at Horseshoe Baltimore will contain a 10,000 square foot meeting facility, seven restaurants and/or bars, and a Diamond Lounge for its highest-value gaming customers. The Maryland Joint Venture is also developing an adjacent 3,400-space parking garage, which will facilitate ease of access to the casino for its customers. The project is anticipated to open in the third quarter of 2014 at a cost of approximately $400 million. The Maryland Joint Venture is funded with approximately $107.5 million of total equity and approximately $340 million in debt. Growth Partners’ share of the equity contribution and of the ownership will be approximately 52%. Growth Partners, together with another member of the Maryland Joint Venture, have an agreement in principle to sell approximately 18% of the equity interest in the Maryland Joint Venture to CVPR Gaming Holdings, LLC, an existing, third member of the Maryland Joint Venture. The CVPR Sale is subject to regulatory approval. Following the closing of the CVPR Sale, Growth Partners’ equity contribution and indirect ownership in the Maryland Joint Venture will be approximately 41%, through its continued 58.5% indirect ownership in CR Baltimore Holdings LLC, which after the sale will own approximately 70% of the Maryland Joint Venture.

As of the date of this prospectus, Caesars Entertainment has contributed $55.7 million of cash equity in the Maryland Joint Venture and may have to contribute up to an additional $22.3 million of capital contributions under the terms of Maryland Joint Venture’s operating agreement. Growth Partners will assume all of Caesars Entertainment’s uncalled capital commitments. On July 2, 2013, CBAC Borrower obtained the Baltimore Credit Facility that provides for up to $310 million of project financing for the development of Horseshoe Baltimore. Concurrently with the closing of the Baltimore Credit Facility, CBAC Borrower also entered into the Baltimore FF&E Facility that provides for up to $30.0 million of equipment financing. See “Description of Indebtedness” for descriptions of the Baltimore Credit Facility and the Baltimore FF&E Facility.

The Maryland Joint Venture represents a unique opportunity to enter a major market with favorable demographics. The casinos in Maryland draw customers primarily from the Washington D.C. MSA, which encompasses Washington D.C. and portions of Maryland, Virginia and West Virginia, and it is the eighth largest MSA in the United States with over 5.5 million residents. The Washington D.C. MSA has more adults per gaming position than the average of eight comparable regional gaming markets, including Cincinnati, Pittsburgh and Philadelphia, indicating that the gaming market in Maryland can support additional casinos. In addition, the Washington D.C. MSA has favorable demographics, with a median income of $83,080 and average income of $106,509 compared to a national average of $42,494 and $55,999 respectively. For additional information, see “Industry—Maryland.”

In 2008, the Maryland General Assembly passed enabling legislation that limited gaming to five VLT facilities in predetermined geographic areas at a 67% gaming tax rate. The Maryland Joint Venture was conditionally awarded a license in July 2012 and all conditions were removed in June 2013, provided that issuance of the license remains subject to completion and opening of the project to the general public and receipt of approvals from gaming authorities regarding the operations of the casino prior to its opening. In connection with the Baltimore Credit Facility, the Maryland Joint Venture transferred its license to CBAC Borrower, its wholly owned subsidiary and the borrower under the Baltimore Credit Facility and the Baltimore FF&E Facility. In August 2012, the Maryland General Assembly passed legislation that was ratified by public referendum on November 6, 2012 that:

•	allows the addition of a sixth license for a property in Prince George’s County, which cannot open until the earlier of July 1, 2016 and 30 months after the opening of Horseshoe Baltimore.

•	enables operators at all six properties to offer table games at a 20% tax rate and requires no additional license fee.

•	reduces the VLT tax rate for Horseshoe Baltimore by seven percentages upon the opening of the sixth property.

•	requires Horseshoe Baltimore to purchase its own VLTs in exchange for a six percentage reduction in tax rate.

•	expands the permitted hours of operation to 24 hours seven days a week.

A lawsuit has been filed challenging certain aspects of the project. See “Risk Factors—Risks Related to Growth Partners’ Casino Properties and Developments Business—Adverse outcomes in legal proceedings could adversely affect the Horseshoe Baltimore Casino, including a delay in construction and ultimately the opening of the casino and possible abandonment of the project.”

CEOC Notes

Upon consummation of the Transactions, Growth Partners will own approximately $1.1 billion of aggregate principal amount of the CEOC Notes. The CEOC Notes have fixed interest rates ranging from 5.625% to 10.75% and maturities ranging from 2015 to 2018. The indentures governing the CEOC Notes limit CEOC’s (and most of its subsidiaries’) ability to (i) create liens on certain assets to secure debt, (ii) engage in sale and lease-back transactions and (iii) consolidate, merge, sell or otherwise dispose of all or substantially all of its assets.

Competitive Strengths

We anticipate that CAC and Growth Partners will have significant competitive advantages that differentiate them from their competition:

Opportunity for investors to get access to a growth-oriented gaming investment vehicle that is supported by Caesars Entertainment. We will be a growth-oriented company whose business is focused entirely on owning operating assets, equity and debt investments in the gaming and interactive entertainment industry. Investors will benefit from Growth Partners’ land-based casino business being managed and operated by Caesars Entertainment, one of the industry’s largest operators with leading market positions in numerous jurisdictions. Caesars Entertainment’s scale and market leading position, in combination with its proprietary marketing technology and consumer loyalty programs, which will help Growth Partners’ businesses achieve operational efficiencies and support future growth opportunities.

Simple capital structure and access to liquidity provide ability to support growth projects in new and expanding markets. Growth Partners has a simple and flexible capital structure because (i) many of its assets are unencumbered, such as CIE’s assets, (ii) its casino properties and development projects that are encumbered, such as Planet Hollywood and Horseshoe Baltimore, solely have property or project level financing without any guarantees from other subsidiaries of Growth Partners and (iii) the lack of leverage, generally, on its assets. Growth Partners’ simple and flexible capital structure provides it with the ability to invest in new casino projects in new and expanding markets quickly without the constraints of a more complex or levered capital structure. We believe that Growth Partners’ capital structure will provide greater access to the equity and debt markets for additional liquidity, which will position Growth Partners to capitalize on new growth opportunities. In addition, Growth Partners owns a portfolio of debt investments, from which it will receive meaningful current cash flows.

Potential access to future growth opportunities through the relationship with Caesars Entertainment. In connection with the Transactions, Growth Partners will enter into the CGP Operating Agreement with CAC and certain subsidiaries of Caesars Entertainment, which will provide Growth Partners the ability to participate in new investment and acquisition opportunities developed by Caesars Entertainment that are referred to Growth Partners, at the sole option of Caesars Entertainment to be determined by a committee of the board of directors of Caesars Entertainment comprised of disinterested directors, at CAC’s option. Caesars Entertainment has established a rich history of industry leading growth and expansion since it commenced casino operations in 1937, and its casino properties operate as market leaders, having the #1 or #2 market share, based on revenue, in almost every major U.S. gaming market, including Las Vegas. We believe that Caesars Entertainment’s brand portfolio and recognition, coupled with the power of the Total Rewards loyalty program, uniquely positions Caesars Entertainment to identify opportunistic acquisitions and developments. In the event that Caesars Entertainment’s board of directors declines a new investment or acquisition opportunity for itself or CEOC, Growth Partners may have the right to undertake up to 100% of the investment in such opportunity. In the event Caesars Entertainment declines an opportunity and Growth Partners undertakes the opportunity, Growth Partners will retain a 50% financial stake in the management fee to be received by Caesars Entertainment, unless otherwise agreed, and Growth Partners will acquire 100% of the new equity in such opportunity. Caesars Entertainment and/or certain of its subsidiaries hold all non-voting units of Growth Partners and will be the majority economic shareholder of Growth Partners; therefore, Caesars Entertainment should be incentivized to bring opportunities to Growth Partners when Caesars Entertainment elects not to pursue such opportunities directly for itself.

Capitalize upon regulated online real money gaming in the United States by growing infrastructure and strategic relationships. CIE is currently operating its real money WSOP and Caesars-branded poker, bingo and casino online sites in the UK. CIE’s current real money gaming activities in the UK, as well as alliances in Italy and France, provide a platform through which CIE is able to enhance its learning of the intricacies of online real money gaming, including customer acquisition, retention and support. Through these pursuits, CIE has developed meaningful strategic relationships with companies that have international experience in online real money gaming. As a result of its strategic partnership in the UK, CIE has an agreement with 888 to provide technology services for its real money gaming offerings in Nevada and New Jersey. Similarly, CIE has had an ongoing relationship with

Groupe Lucien Barriere and Barriere Poker through WSOP Europe since 2011. In addition, CIE has a relationship with an affiliate of Amaya for casinos services in New Jersey. All of these relationships help to further increase CIE’s knowledge for building regulated online real money gaming operations in the United States. Growth Partners’ relationship with Caesars Entertainment also may provide a significant advantage for the future of its regulated U.S. online real money gaming business due to Caesars Entertainment’s gaming licenses in multiple jurisdictions, particularly if holding a land-based gaming license is a prerequisite to obtaining an online gaming license, such as is required in Nevada and New Jersey, and is being contemplated by other states as well.

Access to leading casino brands and a global network of casinos and the Total Rewards loyalty program. Caesars Entertainment is the world’s most diversified casino-entertainment provider and the most geographically diverse U.S. casino-entertainment company. As of June 30, 2013, Caesars Entertainment owned, operated and managed 52 casinos that bear many of the most recognized brand names in the gaming industry. Planet Hollywood’s close proximity to other casino properties of, and operated by, Caesars Entertainment allows it to leverage the Caesars brands to attract customers to its casino and resort. Additionally, Planet Hollywood, Horseshoe Baltimore and CIE have or will have access to the Total Rewards loyalty program. We expect that any future development projects of Growth Partners will have access to the Total Rewards loyalty program. The Total Rewards loyalty program is considered to be one of the leading loyalty rewards programs in the casino entertainment industry. The Total Rewards loyalty program not only rewards customers for their brand loyalty, but incentivizes them to seek out Caesars Entertainment’s brands whether they are seeking its brick-and-mortar casinos or online or mobile casino-themed games. Planet Hollywood and Horseshoe Baltimore also benefits or will benefit from the Total Rewards loyalty program through its marketing and technological capabilities in combination with Caesars Entertainment’s nationwide casino network. We believe that the Total Rewards loyalty program, along with other marketing tools, provide Planet Hollywood, Horseshoe Baltimore and CIE with a significant competitive advantage that enables them to efficiently market their products to a large and recurring customer base.

Highly scalable social and mobile games business model with rapid revenue growth and profitability. CIE’s revenue and profitability have grown rapidly and significantly. As CIE continues to leverage its existing franchises (including Slotomania, Bingo Blitz and the World Series of Poker) and development pipeline, we anticipate that CIE’s revenue growth and EBITDA will accelerate due to its ability to utilize its live service game and development teams, which are largely based in low-cost production centers, and the design of CIE’s existing games, which generally require little modification across platforms. Moreover, CIE’s ability to continue to leverage its expertise from the online games industry to drive significant traffic from non-traditional means, such as working with marketing affiliates, search engine optimization, trading traffic with other game developers and using banner exchanges, should also help accelerate CIE’s revenue growth and profitability.

Experienced senior management team in the social and mobile games, regulated online real money gaming and traditional land-based casino industries. The extensive experience of CIE’s senior management team positions CIE to take advantage of opportunities in the social and mobile games and regulated online real money gaming markets and to continue to develop the infrastructure needed to support online real money gaming as it becomes legalized and regulated in the United States. Mitch Garber, CEO of CAC and CIE, has worked in the gaming and interactive entertainment industry for over 20 years and most recently was CEO of PartyGaming plc (now bwin.party digital entertainment plc (“bwin.party”)), one of the largest online real money gaming companies in the world.

Planet Hollywood is, Horseshoe Baltimore will be, and we expect Growth Partners’ other land-based casinos will be, managed by subsidiaries of Caesars Entertainment, which has a senior management team with substantial experience and a proven track record. Caesars Entertainment’s management team, led by CEO Gary W. Loveman, has built Caesars Entertainment into an industry leader by geographically diversifying its operations and introducing technology-based tools to loyalty programs. Mr. Loveman has been named “Best CEO” in the gaming and lodging industry by Institutional Investor magazine four times.

Well-known, large casino entertainment facility on the Las Vegas Strip generating significant revenue and operating income. We believe the location of Planet Hollywood offers distinct advantages. Planet

Hollywood is located on a 35-acre site on the east side of the Las Vegas Strip and sits among a contiguous strip of casinos owned by Caesars Entertainment. The resort and casino is surrounded by the Miracle Mile Shops, a retail mall, two large entertainment venues, including PH Live at Planet Hollywood, one of the largest theaters in Las Vegas, a 52-story timeshare tower. We believe Planet Hollywood’s prime location, adjoining facilities and accessibility enables it to attract a significant customer base and continue to capture growth in market share. In addition, through a combination of first-class amenities, vast entertainment and meeting spaces and signature restaurants, Planet Hollywood is able to provide its customers with a comprehensive set of non-gaming products and services. For the year ended December 31, 2012, the Casino Properties and Developments segment generated net revenues of $303.7 million, net loss of $1.0 million and Adjusted Segment EBITDA of $69.1 million. For the six months ended June 30, 2013, the Casino Properties and Developments segment generated net revenues of $165.6 million, net income of $6.8 million and Adjusted Segment EBITDA of $44.1 million.

Ownership in development project in highly attractive new market. Growth Partners owns an interest in the Maryland Joint Venture, a high-potential conditionally licensed development project in Baltimore, Maryland. The Maryland Joint Venture represents a unique opportunity for Growth Partners to enter a new gaming market with attractive growth prospects. In Maryland, the General Assembly passed enabling legislation that limited gaming to five VLT facilities in predetermined geographic areas and Caesars Entertainment was awarded one of those licenses in July 2012. The legislation also reduced tax rates on slot machine profits and allowed table games. In August 2012, the Maryland General Assembly passed legislation that was ratified by public referendum on November 6, 2012 that allows the addition of a sixth license in Prince George’s County. However, the sixth property cannot open the earlier of July 1, 2016 or 30 months after the opening of Horseshoe Baltimore. The casinos in Maryland draw customers primarily from the Washington D.C. MSA, which is the seventh largest MSA in the United States with over 5.5 million residents.

Business Strategy

Pursue opportunistic investment in development projects. We expect that Growth Partners’ simple and flexible capital structure will provide access to liquidity and low-cost of capital which will position Growth Partners to benefit from potential growth opportunities that may not be available to Caesars Entertainment or other “brick-and-mortar” casino gaming companies. As new markets become accessible across the United States and internationally, Growth Partners will deploy its capital to establish an initial foothold to gain and maintain an advantage in such markets as Growth Partners is doing in Maryland. Growth Partners will not have a fixed schedule of the number of investments and acquisitions it intends to make over a particular time period, but instead intends to pursue those opportunities that meet its investing and financing strategy and that provide attractive returns. Due to its complementary investment objectives and relationship with Caesars Entertainment, Growth Partners can also benefit from access to additional opportunities if Caesars Entertainment decides these opportunities are better suited for Growth Partners and declines to pursue the opportunity. We believe that these factors, combined with Caesars Entertainment’s brands and proven operating skills afforded Growth Partners through its relationship with Caesars Entertainment, will allow Growth Partners to achieve growth from opportunistic investments.

Develop, construct and successfully open the casino to be operated by the Maryland Joint Venture. Growth Partners intends to devote capital and resources, including its relationship with Caesars Entertainment, to the successful development and construction of Horseshoe Baltimore. In connection with any project financings needed for the development, Growth Partners is expected to provide completion guarantees for such financing. In addition, we expect Growth Partners will leverage Caesars Entertainment’s expertise in developing new casinos to minimize the risks and uncertainties associated with the project and ensure the successful completion of a state-of-the-art gaming venue.

Continue to create and distribute compelling social and mobile casino-themed games to increase domestic and international presence. CIE’s management, as well as its creative and technical teams, appreciate that CIE’s core competency is casino-themed entertainment. In a short period of time, CIE has gained recognition in the online industry for its ability to create sophisticated and commercially successful social and mobile games, such as Slotomania, one of the most popular slot-themed games on Facebook, iOS and Android to date with over 79 million downloads and installations as of June 30, 2013. In January 2012, Caesars Casino was launched on Facebook and based on its success CIE launched Caesars Slots on mobile platforms in the third quarter 2013. In December 2012, CIE acquired substantially all of the assets of Buffalo Studios, including the application Bingo Blitz, which is among the leading bingo games on Facebook, iOS and Android. In May 2013, CIE acquired the World Series of Poker social and mobile game assets and intellectual property from Electronic Arts. CIE regularly updates its games to encourage social interactions and add new content and features that encourage players to continue playing its games. World Series of Poker is a mobile poker game on iOS, Android, Amazon and Facebook which we acquired the rights to from Electronic Arts as part of terminating the existing brand license agreement. We are in the process of a transition and plan to add additional features and cross-promote from our other applications starting in the fourth quarter of 2013. For example, new content and features introduced for Slotomania are often targeted to a particular demographic or geographic region, a strategy that has proven very successful as CIE has been building its international recognition. Similarly, in Bingo Blitz, 27 different cities represent themed bingo rooms as players progress through the game and the application creates localized content as players gather unique collectibles in each themed room. To increase its footprint to the greatest extent possible, many of CIE’s games are offered in multiple languages and contain local content. Growth Partners intends to maintain CIE’s focus on casino-themed entertainment by continuing to extend Caesars Entertainment’s world-class brands across multiple digital distribution channels and platforms. In addition, CIE expects to continue to successfully leverage various technologies and standardized processes that are designed to enable rapid, timely, high-quality and cost-effective development of social and mobile games. CIE’s development pipeline includes several new and dynamic games, one of which is Scratch That! that was launched in open beta format on Facebook in June 2013.

Ensure that CIE is well positioned to succeed in a regulated U.S. online real money gaming environment. CIE’s access to the globally recognized Caesars and WSOP brands and CIE’s dedicated online gaming management team position it to take advantage of opportunities in the U.S. and global online real money gaming markets and to continue to develop the infrastructure needed to launch in Nevada and New Jersey and additional states, if any, as they legalize online real money game. We believe that CIE’s management team’s experience in regulated online real money gaming gives CIE a significant advantage in customer acquisition, retention marketing, VIP customer management, payments and loyalty programs, the combination of which are the cornerstones to success in the regulated online real money gaming industry. CIE will continue to use its online real money WSOP and Caesars-branded poker, bingo and casino online sites in the UK, its alliance with an online gaming provider in Italy, and its relationships with 888, Barrière Poker and Amaya to further increase its knowledge for building its regulated online real money gaming operations in the U.S.

Capitalize on relationship with Caesars Entertainment. Growth Partners’ access to the industry-leading Total Rewards loyalty program, which includes over 44 million members as of June 30, 2013, improves the ability of its businesses to cross market and cross promote with Caesars Entertainment’s database and many of its casinos. This relationship will allow Planet Hollywood to utilize Caesars Entertainment’s sophisticated customer database and technology systems to efficiently and effectively manage its existing customer relationships. We believe Planet Hollywood will be able to leverage Caesars Entertainment’s superior marketing and technology innovation and capabilities to generate gaming revenue growth, attract additional customers and generate loyalty. The Total Rewards loyalty program has approximately 1 million existing members living within the Baltimore-Towson and Washington D.C.-Arlington-Alexandria MSAs. We believe that the ability to market to existing Total Rewards members in the Baltimore market will enable Horseshoe Baltimore to open strongly and ramp-up more quickly than if it did not have access to the Total Rewards loyalty program database. In addition, we believe that through the Total Rewards loyalty program Horseshoe Baltimore will be uniquely able to market to customers in the Washington D.C. MSA who wish to patronize a casino wherein they can accumulate rewards points redeemable in other destination markets such as Las Vegas, New Orleans and Atlantic City.

In addition, we believe CIE has a significant competitive advantage over its competitors due to CIE’s cross-marketing and trademark license agreement with Caesars Entertainment that allows CIE to distribute Caesars

Entertainment’s brands online. Caesars Entertainment and its casino brands, including, among others, Caesars, Harrah’s and Horseshoe, are some of the most recognized brands in the gaming industry. Growth Partners’ joint venture projects and ownership of Planet Hollywood, together with its relationship with Caesars Entertainment, also may provide a significant advantage for the future of its U.S. regulated online real money gaming business if legislation requires online gaming providers to also operate a brick-and-mortar casino, either directly or indirectly through an affiliate.

Intellectual Property

The development of IP is part of CIE’s overall business strategy, and CIE regards its IP to be an important component of its success. CIE’s IP includes the WSOP, Slotomania, Playtika and Bingo Blitz brands and all associated trademarks, copyrights, logos, software code, audio-visual elements, graphics, original music, story lines, interfaces, technology and trade secrets that we use to develop and offer our games on multiple platforms. CIE seeks to establish and maintain its proprietary rights in its business operations and technology through the use of copyrights, trademarks and trade secret laws. CIE files applications for and obtain copyrights and trademarks in the United States and in foreign countries where it believes filing for such protection is appropriate. CIE also seeks to maintain its trade secrets and confidential information by nondisclosure policies and through the use of appropriate confidentiality agreements.

CIE, either directly or indirectly through its subsidiaries, owns 108 trademarks registered with the U.S. Patent and Trademark Office, including the World Series of Poker and WSOP trademarks, for a variety of goods and services. CIE also owns one or more registered trademarks in many jurisdictions globally, including the World Series of Poker, WSOP, World Series of Poker Europe, Slotomania, Playtika and Bingo Blitz marks. CIE has additional applications pending in the U.S. and certain foreign countries and are continually adding new filings as it deems appropriate. CIE has not applied for the registration of all of its copyrights, trademarks or other IP rights, as the case may be, and may not be successful in obtaining the patents and trademarks that it has applied for.

PHW Las Vegas, LLC is party to a licensing agreement with Planet Hollywood Resorts International, LLC and Planet Hollywood Memorabilia, Inc. (together, the “PH Licensors”), which are affiliates of Robert Earl, the original founder of the Planet Hollywood brand. The licensing agreement grants to PHW Las Vegas, LLC rights to use certain trademarks, domain names and intellectual property and to display and exhibit certain memorabilia owned by the PH Licensors. The initial term of the agreement is 35 years and the parties may by mutual agreement extend the term for two successive terms of ten years each. PHW Las Vegas, LLC pays the PH Licensors a base license fee of 2.67% of adjusted gross receipts generated from the ownership of the Planet Hollywood property. If certain conditions are met, including that EBITDAM for the complex exceed operating expenses by $75.0 million for a 12-months period, PHW Las Vegas, LLC must also pay to the PH Licensors an enhanced license fee of 1.25% of adjusted gross receipts. Such fees may be modified based on PHW Las Vegas, LLC exercising various options relating to its development of the Planet Hollywood property, including an option to open a restaurant utilizing licensed intellectual property.

Competition

Interactive Entertainment

The social and mobile games industry is intensely competitive and rapidly evolving. Moreover, the casino-themed game segment has become one of the most competitive social and mobile games sectors due to the attractive underlying qualities of the segment, including, among others, high Average Revenue per User, familiar game mechanics and longer than average game life spans. We face significant competition in all aspects of our business. Specifically, CIE competes for the leisure time, attention and discretionary spending of its players with other social and mobile games developers on the basis of a number of factors, including, among others, the quality of player experience, brand awareness, reputation and access to distribution channels.

We believe CIE competes favorably in all of these areas. CIE’s industry, however, is evolving rapidly and is becoming increasingly competitive. Other developers of social and mobile casino-themed games could develop more compelling content that competes with CIE’s games and adversely affects its ability to attract and retain players and their entertainment time. These competitors, including companies the existence of which CIE may not be currently aware, may take advantage of social networks, access to a large user base and their network effects to grow rapidly.

CIE’s competitors include:

•	Game Developers for Facebook and Other Social Networks: CIE faces competition from a number of competitors who develop social games for use on Facebook and other social networks. These competitors, some of which have significant financial, technical and other resources, greater name recognition and have longer operating histories, may create similar games to reach CIE’s players. Some of these competitors include Zynga (the maker of Zynga Poker, Zynga Elite Slots and Zynga Bingo), IGT (the maker of Doubledown Casino) and WMS (the maker of Jackpot Party Casino) and Bash Gaming (the maker of Bingo Bash). Because CIE’s games are free to play, CIE competes primarily on the basis of player experience rather than price. CIE could face additional competition if large companies with a significant online presence, such as Google, Microsoft or Facebook, choose to enter or expand in the casino-themed social and mobile games segment.

•	Game Developers for Mobile: The mobile games sector is characterized by frequent product introductions, rapidly emerging mobile platforms, new technologies and new mobile application storefronts. Some of CIE’s competitors in the mobile games market include Electronic Arts, Gameloft Inc., Glu Mobile and Zynga (the maker of Zynga Poker).

•	Regulated Online Real Money Gaming: CIE competes with a number of established online real money gaming providers in the UK, some of which control a significantly greater share of the UK market than us. These competitors include, among others, Playtech Ltd., 888, bwin.party and Betfair (The Sporting Exchange Limited). In addition, CIE’s licensees that provide regulated online real money gaming in France and Italy also compete against some of these same providers and others. CIE may also face competition from certain of these competitors and others if CIE provides online real money poker in Nevada, Delaware and New Jersey or other U.S. jurisdictions that legalize online real money gaming. In Nevada, there are currently two operators of interactive gaming approved by the Nevada Gaming Board: Ultimate Poker, which launched its online poker application at the end of June 2013, and CIE, which launched WSOP.com in “field trial” mode on September 19, 2013. We expect additional competitors in online real money gaming in Nevada in the future.

•	Poker Tournaments: The WSOP competes with several poker tournaments in the United States, Europe and Asia-Pacific. Some of these competitors include the World Poker Tour (owned by bwin.party) and PokerStars’ European Poker Tour.

•	Game Developers for Consoles and Other Platforms: CIE’s players also play other games on PC and consoles, some of which include social features that compete with CIE’s social games and have community functions where players can compete against and play with other gamers. Some of the competitors who develop these games include Activision, Inc., Electronic Arts and Microsoft.

•	Other Forms of Media and Entertainment: CIE competes more broadly for the leisure time and attention of its players with providers of other forms of Internet and mobile entertainment, including social networking, online casual entertainment and music. To the extent existing or potential players choose to read, watch or listen to online content or streaming video or radio, these content services pose a competitive threat.

Casino Property

The Las Vegas hotel/casino industry is highly competitive. Hotels on the Las Vegas Strip compete with other hotels on and off the Las Vegas Strip, including hotels in downtown Las Vegas. In addition, several large projects in Las Vegas are currently suspended and when opened may target the same customers as Planet

Hollywood does. Planet Hollywood also competes with casinos located on Native American tribal lands. The proliferation of gaming in California and other areas located in the same region as Planet Hollywood could have an adverse effect on Planet Hollywood’s financial condition and results of operations.

Planet Hollywood also competes, to some extent, with other hotel/casino facilities in Nevada and Atlantic City, hotel/casino and other resort facilities elsewhere in the country and other forms of gaming on both a local and national level, including state lotteries, on-and off-track wagering and card parlors. In addition, certain states recently have legalized, and others may legalize, casino gaming in specific areas. In addition, certain states have legalized, and others may legalize, casino gaming in specific areas. The continued proliferation of gaming venues could have a significant and adverse effect on Planet Hollywood’s businesses. In particular, the legalization of casino gaming in or near major metropolitan areas from which Planet Hollywood traditionally attracts customers could have a material adverse effect on its business.

The expansion of legalized gaming into new jurisdictions throughout the United States will also increase competition.

Seasonality

We believe that CIE’s business is subject to some degree of seasonality based on the playing habits of CIE’s players. While the growth in CIE’s business to date has largely muted the impact seasonal fluctuations have on its business, as the growth of CIE’s business stabilizes, it may be that, seasonal fluctuations become more evident across CIE business.

We believe that Growth Partners’ casino property business is subject to seasonality based on the weather in Las Vegas and the travel habits of visitors. For instance, the volume of business generated by Planet Hollywood is generally lower during the summer.

Seasonality may cause Growth Partners’ working capital cash flow requirements to vary from quarter to quarter depending on the variability in the volume and timing of sales. These factors, among other things, make forecasting more difficult and may adversely affect Growth Partners’ ability to manage working capital and to predict financial results accurately, which could adversely affect the market price of our Class A common stock.

Employees

As of the date of this prospectus, CAC and CGP LLC do not have any employees. As of June 30, 2013, CIE had 443 full-time employees, of which 385 were involved in research and product development, located throughout the United States, Israel, Canada, the Ukraine and Belarus. Planet Hollywood does not have any employees as its operations are managed by PHW Managers, LLC, its manager.

Properties

CAC and Growth Partners will use space in the corporate offices of Caesars Entertainment for their corporate headquarters pursuant to a management services agreement with Caesars Entertainment. See “Certain Relationships and Related Party Transactions—Agreements with Caesars Entertainment and its Subsidiaries—CGP Management Services Agreement.”

CIE uses space in the corporate offices of Caesars Entertainment for its corporate headquarters pursuant to a shared services agreement with Caesars Entertainment. See “Certain Relationships and Related Party Transactions—Agreements with Caesars Entertainment and its Subsidiaries—CIE Shared Services Agreement.” CIE leases office space in Tel Aviv, Israel for its studio, research and development facilities pursuant to a lease agreement that expires on December 31, 2014, with options available to extend the lease for an additional 24 months. In addition, CIE leases office space in Santa Monica, CA for studio, research and development facilities related to its Buffalo Studios business pursuant to a lease agreement that expires July 31, 2015. CIE also leases office space in Montreal, Canada for its corporate functions pursuant to a lease agreement that expires on February 28, 2014, in the Ukraine for its studio, research and development facilities pursuant to lease agreements that expire April 1, 2014, January 31, 2016 and December 1, 2015, and in Belarus for its studio, research and development facilities pursuant to a lease agreement that expires December 31, 2013.

The Planet Hollywood complex occupies a 35-acre site located on the eastside of the Las Vegas Strip. Planet Hollywood owns approximately 17.5 acres. The Planet Hollywood complex is described in greater detail above, see “—Casino Properties and Developments—Planet Hollywood Resort & Casino.” Planet Hollywood is party to reciprocal use easements and agreements with third parties governing the operation and maintenance of the hotel, the casino and other amenities and facilities that are part of, or adjoining to, the complex, including the Miracle Mile Shops, the Elara timeshare tower, the parking facility and other common plaza areas and utility services from the central utility plant. The central utility plant, which provides hot and cold water and emergency power to the Planet Hollywood complex, is owned by a third party and Planet Hollywood leases the land on which the central utility plant is located to such third party for a nominal yearly rent.

We believe the space available for Growth Partners’ businesses is adequate for their current needs. Growth Partners and its businesses will add new facilities and expand their existing facilities as they add employees and expand their markets, and we believe that suitable additional or substitute space will be available as needed to accommodate any such expansion of Growth Partners’ operations.

Legal Proceedings

From time to time, CAC or Growth Partners may be subject to legal proceedings and claims in the ordinary course of business.

Multiple lawsuits have been filed against CBAC, the City of Baltimore, the MDE and other parties in relation to the proposed location and the development of Horseshoe Baltimore. These cases allege violations of various environmental laws, violations of zoning laws and public nuisance, among other claims. Although CAC and Growth Partners believe that they have adequate defenses to these claims, an adverse judgment could result in additional costs, delays in construction, or injunctions.

In November 2012, the MDE granted approval of the Maryland Joint Venture’s amended RAP under MDE’s Voluntary Cleanup Program that named the Maryland Joint Venture, rather than the City of Baltimore, as the party that will implement the RAP and redevelop the proposed location of Horseshoe Baltimore. On February 20, 2013, a group of local residents working with the non-profit Inner Harbor Stewardship Foundation (the “Foundation”) filed a complaint in the Maryland Circuit Court challenging the legality of the MDE’s approval of the amended RAP. In the case, known as Ruth Sherrill, et al. v. State of Maryland Department of the Environment, et al., the Plaintiffs claimed that the amended RAP was approved without complying with the public notice and participation requirements of Maryland law. The Plaintiffs sought additional public notice and participation, and to obtain an injunction on, among other things, any construction activities at the Site pending the resolution of the case. On March 14, 2013, the court denied the plaintiffs’ motion for a Temporary Restraining Order and Preliminary Injunction (“TRO”). The plaintiffs’ appeal of the TRO ruling has been dismissed. On April 22, 2013, Plaintiffs filed an Amended Complaint adding a public nuisance claim to their original Complaint. The Maryland Joint Venture filed a motion to dismiss the Plaintiffs’ Amended Complaint and a hearing was held on the motion on June 14, 2013. A ruling on the motion to dismiss has not yet been issued. The Maryland Joint Venture believes that the substance of the Plaintiffs’ participation claims have been addressed by a new notice and comment period regarding the amended RAP and that those claims are, therefore, moot. The public nuisance claim was dismissed voluntarily on October 2, 2013.

The Sherrill plaintiffs issued a notice of intent to file a citizen suit under 42 U.S.C. §§ 6972(a)(1)(A) and (a)(1)(B) of the Resource Conservation and Recovery Act (“RCRA”). This notice of intent indicates an intention to sue CBAC, the City of Baltimore, Whiting-Turner, the general contractor for the construction of the Horseshoe

Casino, and the Maryland Chemical Company, the former owner and operator of the Site. The citizen suit was filed on September 19, 2013, but did not name Whiting-Turner. The defendants filed motions to dismiss on October 15, 2013.

The decision of the Board of Municipal Zoning Appeals to grant variances for the site for Horseshoe Baltimore was appealed by separate parties on the basis of alleged procedural irregularities. The appeals were dismissed for lack of standing on October 11, 2013.

On August 1, 2013, ten individuals claiming to represent a class of similarly situated individuals filed a complaint in the U.S. District Court for the Northern District of Maryland against the Maryland Department of the Environment, the City of Baltimore, the U.S. Environmental Protection Agency, CBAC Gaming, LLC, Whiting-Turner Contracting Company, and Urban Green Environmental, LLC. The 11 count complaint alleges that the RAP for the proposed location of Horseshoe Baltimore is inadequate and approved without appropriate public participation. Plaintiffs seek declaratory and injunctive relief, compensatory and punitive damages, and claim violations of civil rights laws and the Clean Water Act, civil conspiracy, and a variety of torts. The plaintiffs also sought a temporary restraining order, which the District Court denied on August 9, 2013. Plaintiffs advised the Court that they intended to amend their complaint within 30 days but have not done so.

From time to time, the City of Baltimore may be subject to legal proceedings asserting claims related to the Site. At this time, CAC and Growth Partners have not been named as parties to these proceedings. However, an unfavorable outcome for the City of Baltimore could lead to construction delays if it were determined that corrective action was required and could not be implemented successfully offsite.

Four residents of Baltimore City and County issued a notice of intent to file a citizen suit under 33 U.S.C. § 1365(b) of the Clean Water Act (“CWA”) against the City of Baltimore as owner of the Site for water pollution alleged to originate there. A lawsuit was filed on behalf of two of the residents on July 2, 2013. The City moved to dismiss the complaint on August 28, 2013. One of the plaintiffs withdrew from the case on October 10, 2013.

Two residents of Baltimore City filed suit against the City of Baltimore, as owner of the Site, alleging that the City is in violation of Maryland water pollution laws as a result of groundwater contamination alleged to be migrating from the Site. The City was served with the complaint on June 12, 2013. An amended complaint was filed on July 19, 2013, which the City moved to dismiss on August 6, 2013. Plaintiffs dismissed the complaint without prejudice on September 12, 2013.

GAMING REGULATORY OVERVIEW

General

The ownership and operation of gaming facilities and online real money platforms is subject to pervasive regulation under the laws, rules and regulations of each of the jurisdictions in which Growth Partners does business. Gaming laws are based upon declarations of public policy designed to ensure that gaming is conducted honestly, competitively and free of criminal and corruptive elements. Since the continued growth and success of gaming is dependent upon public confidence, gaming laws protect gaming consumers and the viability and integrity of the gaming industry, including prevention of cheating and fraudulent practices. Gaming laws may also be designed to protect and maximize state and local revenues derived through taxation and licensing fees imposed on gaming industry participants and to enhance economic development and tourism. To accomplish these public policy goals, gaming laws establish procedures to ensure that participants in the gaming industry meet certain standards of character and fitness, or suitability. In addition, gaming laws require gaming industry participants to:

•	establish and maintain responsible accounting practices and procedures;

•	maintain effective controls over their financial practices, including establishment of minimum procedures for internal fiscal affairs and the safeguarding of assets and revenues;

•	maintain systems for reliable record keeping;

•	file periodic reports with gaming regulators; and

•	maintain strict compliance with various laws, regulations and required minimum internal controls pertaining to gaming.

Typically, regulatory environments in the jurisdictions in which Growth Partners or its licensees does business are established by statute and are administered by a regulatory agency or agencies with interpretive authority with respect to gaming laws and regulations and broad discretion to regulate the affairs of owners, managers and persons/entities with financial interests in gaming operations. Among other things, gaming authorities in the various jurisdictions in which Growth Partners does business:

•	adopt rules and regulations under the implementing statutes;

•	make appropriate investigations to determine if there has been any violation of laws or regulations;

•	enforce gaming laws and impose disciplinary sanctions for violations, including fines and penalties;

•	review the character and fitness of participants in gaming operations and make determinations regarding their suitability or qualification for licensure;

•	grant licenses for participation in gaming operations;

•	collect and review reports and information submitted by participants in gaming operations;

•	review and approve transactions, such as acquisitions or change-of-control transactions of gaming industry participants, securities offerings and debt transactions engaged in by such participants; and

•	establish and collect fees and/or taxes.

Licensing and Suitability Determinations

Gaming laws require owners and operators engaged in gaming operations, and certain of their directors, officers and employees, and in some cases, stockholders and holders of debt securities, to obtain licenses or to obtain findings of suitability from gaming authorities. Licenses or findings of suitability typically require a determination that the applicant qualifies or is suitable. Gaming authorities have very broad discretion in determining whether an applicant qualifies for licensing or should be deemed suitable. Subject to certain administrative proceeding requirements, the gaming regulators have the authority to deny any application or limit, condition, restrict, revoke or suspend any license, registration, finding of suitability or approval, or fine any person licensed, registered or found suitable or approved, for any cause deemed reasonable by the gaming authorities. Criteria used in determining whether to grant a license or finding of suitability, while varying between jurisdictions, generally include consideration of factors such as:

•	the financial stability, integrity and responsibility of the applicant, including whether the operation is adequately capitalized in the jurisdiction and exhibits the ability to maintain adequate insurance levels;

•	the quality and security of the applicant’s gaming facilities or online real money platform, as applicable;

•	the past history of the applicant in relation to other gaming activities; and

•	the effect on competition and general impact on the community.

In evaluating individual applicants, gaming authorities consider the individual’s reputation for good character and criminal and financial history and the character of those with whom the individual associates.

Some jurisdictions limit the number of licenses granted to operate gaming facilities within the jurisdiction and some jurisdictions limit the number of licenses granted to any one gaming operator, both of which are the case in Maryland.

All of Growth Partners’ jurisdictions have statutory or regulatory provisions that govern the required action that must be taken in the event that a license is revoked or not renewed. This can include criminal sanctions against those who operate outside the scope of those activities for which they are licensed.

In addition to investigating Growth Partners, gaming authorities may investigate any individual or entity having a material relationship to, or material involvement with, Growth Partners, any of its direct or indirect interest holders, including stockholders of CAC, or its subsidiaries to determine whether such individual or entity is suitable or should be licensed as a business associate of a gaming licensee. Certain jurisdictions require that any change in our directors or officers, including the directors or officers of our subsidiaries, must be approved by the requisite regulatory agency. Certain of the officers, directors and certain key employees of Growth Partners and is subsidiaries must also file applications with the gaming authorities and are required to be licensed, qualified or be found suitable. Gaming authorities may deny an application for licensing for any cause which they deem reasonable. Qualification and suitability determinations require submission of detailed personal and financial information followed by a thorough investigation. The burden of demonstrating suitability is on the applicant, who must pay all the costs of the investigation. Changes in licensed positions must be reported to gaming authorities and in addition to their authority to deny an application for licensure, qualification or a finding of suitability, gaming authorities have jurisdiction to disapprove of a change in a corporate position.

If gaming authorities were to find that an officer, director or key employee fails to qualify or is unsuitable for licensing or unsuitable to continue having a relationship with us, Growth Partners would have to sever all relationships with such person. In addition, gaming authorities may require us to terminate the employment of any person who refuses to file appropriate applications.

Moreover, in many jurisdictions, any of our stockholders or holders of our debt securities may be required to file an application, be investigated, and qualify or have his, her or its suitability determined. For example, under Nevada gaming laws, each person who acquires, directly or indirectly, beneficial ownership of any voting security, or beneficial or record ownership of any non-voting security or any debt security in a public corporation which is registered with the Nevada Gaming Commission (the “Nevada Commission”), such as CAC, may be required to be found suitable if the Nevada Commission has reason to believe that his or her acquisition of that ownership, or his or her continued ownership in general, would be inconsistent with the declared public policy of Nevada, in the sole discretion of the Nevada Commission. Any person required by the Nevada Commission to be found suitable shall apply for a finding of suitability within 30 days after the Nevada Commission’s request that he or she should do so and, together with his or her application for suitability, deposit with the Nevada Board a sum of money which, in the sole discretion of the Nevada Board, will be adequate to pay the anticipated costs and charges incurred in the investigation and processing of that application for suitability, and deposit such additional sums as are required by the Nevada Board to pay final costs and charges.

Furthermore, any person required by a gaming authority to be found suitable, who is found unsuitable by the gaming authority, shall not be able to hold directly or indirectly the beneficial ownership of any voting security or the beneficial or record ownership of any nonvoting security or any debt security of any public corporation which is registered with the gaming authority, such as CAC, beyond the time prescribed by the gaming authority. A violation of the foregoing may constitute a criminal offense. A finding of unsuitability by a particular gaming authority impacts that person’s ability to associate or affiliate with gaming licensees in that particular jurisdiction and could impact the person’s ability to associate or affiliate with gaming licensees in other jurisdictions.

Many jurisdictions also require any person who acquires beneficial ownership of more than a certain percentage of our voting securities and, in some jurisdictions, our non-voting securities, typically 5%, to report the acquisition to gaming authorities, and gaming authorities may require such holders to apply for qualification or a finding of suitability. Most gaming authorities, however, allow an “institutional investor” to apply for a waiver that allows the “institutional investor” to acquire, in most cases, up to 15% of our voting securities without applying for qualification or a finding of suitability, while in Nevada, the authorities apply the waiver for up to 25% of voting securities. An “institutional investor” is generally defined as a bank, insurance company, SEC-registered investment company or investment advisor or similar investor acquiring and holding voting securities in the ordinary course of business as an institutional investor, and not for the purpose of causing, directly or indirectly, the election of a majority of the members of our board of directors, any change in our corporate charter, by-laws, management, policies or operations, or those of any of our gaming affiliates, or the taking of any other action which gaming authorities find to be inconsistent with holding our voting securities for investment purposes only. An application for a waiver as an institutional investor requires the submission of detailed information about the company and its regulatory filings, the name of each person that beneficially owns more than 5% of the institutional investor’s voting securities or other equivalent and a certification made under oath or penalty for perjury, that the voting securities were acquired and are held for investment purposes only. Even if a waiver is granted, an institutional investor generally may not take any action inconsistent with its status when the waiver was granted without once again becoming subject to the foregoing reporting and application obligations. A change in the investment intent of an institutional investor must be reported to certain regulatory authorities immediately after its decision.

Although the above describes the process in Nevada and many jurisdictions, some differ.

Notwithstanding, each person who acquires directly or indirectly, beneficial ownership of any voting security, or beneficial or record ownership of any nonvoting security or any debt security in CAC may be required to be found suitable if a gaming authority has reason to believe that such person’s acquisition of that ownership would otherwise be inconsistent with the declared policy of the jurisdiction.

Generally, any person who fails or refuses to apply for a finding of suitability or a license within the prescribed period after being advised it is required by gaming authorities may be denied a license or found unsuitable, as applicable. The same restrictions may also apply to a record owner if the record owner, after request, fails to identify the beneficial owner. Any person found unsuitable or denied a license and who holds, directly or indirectly, any beneficial ownership of our securities beyond such period of time as may be prescribed by the applicable gaming authorities may be guilty of a criminal offense. Furthermore, we may be subject to disciplinary action if, after we receive notice that a person is unsuitable to be a stockholder or to have any other relationship with us or any of our subsidiaries, we:

•	pay that person any dividend or interest upon our voting securities;

•	allow that person to exercise, directly or indirectly, any voting right conferred through securities held by that person;

•	pay remuneration in any form to that person for services rendered or otherwise; or

•	fail to pursue all lawful efforts to require such unsuitable person to relinquish his voting securities including, if necessary, the immediate purchase of said voting securities for cash at fair market value.

Although most jurisdictions generally do not require the individual holders of debt such as notes or loans to be investigated and found suitable, gaming authorities may nevertheless retain the discretion to do so for any reason, including but not limited to, a default, or where the holder of the debt instruments exercises a material influence over the gaming operations of the entity in question. Any holder of debt required to apply for a finding of suitability or otherwise qualify must generally pay all investigative fees and costs of the gaming authority in connection with such an investigation. If the gaming authority determines that a person is unsuitable to own such debt, we may be subject to disciplinary action, including the loss of our approvals, if without the prior approval of the gaming authority, we:

•	pay to the unsuitable person any dividend, interest or any distribution whatsoever;

•	recognize any voting right by the unsuitable person in connection with those securities;

•	pay the unsuitable person remuneration in any form; or

•	make any payment to the unsuitable person by way of principal, redemption, conversion exchange, liquidation or similar transaction.

Certain jurisdictions impose similar restrictions in connection with debt securities and retain the right to require holders of debt securities to apply for a license or otherwise be found suitable by the gaming authority.

Nevada law does not permit us to make a public offering of securities if the proceeds of the offering are intended to be used in connection with gaming operations in Nevada without either the prior approval of the Nevada Gaming Commission or a ruling by the Chairman of the Nevada Gaming Control Board that an application for approval of the offering by the Nevada Gaming Commission is not necessary. CAC’s Certificate of Incorporation will contain provisions establishing the right to redeem the securities of disqualified holders if necessary to avoid any regulatory sanctions, to prevent the loss or to secure the reinstatement of any license or franchise, or if such holder is determined by any gaming regulatory agency to be unsuitable, has an application for a license or permit denied or rejected, or has a previously issued license or permit rescinded, suspended, revoked or not renewed. CAC’s Certificate of Incorporation will also contain provisions defining the redemption price and the rights of a disqualified security holder.

Growth Partners’ jurisdictions also require that manufacturers and distributors of gaming equipment and suppliers of certain goods and services to gaming industry participants be licensed or certified by, or registered with, gaming authorities and require us to purchase and lease gaming equipment, supplies and services only from such suppliers. In addition, regulatory authorities in one or more jurisdictions may require Growth Partners or CAC to obtain new licenses in connection with the Transactions or due to future changes in regulation. For instance, the Missouri Gaming Commission is requiring that CAC obtain certain licenses after the closing of the Transactions even though Growth Partners does not operate in Missouri. The failure of CAC to obtain a license from the Missouri Gaming Commission could, among other things, result in the loss of Caesars Entertainment’s gaming license in Missouri. If other jurisdictions require Growth Partners or CAC to obtain new licenses in connection with the Transactions or due to future changes in regulation, and Growth Partners or CAC is unable to obtain those licenses, it could adversely impact Growth Partners’ business, financial condition and results of operations.

Violations of Gaming Laws

If Growth Partners or its subsidiaries violate applicable gaming laws, its gaming licenses could be limited, conditioned, suspended or revoked by gaming authorities, and we and any other persons involved could be subject to substantial fines. Further, a supervisor or conservator can be appointed by gaming authorities to operate our gaming properties, or in some jurisdictions, take title to our gaming assets in the jurisdiction, and under certain circumstances, earnings generated during such appointment could be forfeited to the applicable jurisdictions. Furthermore, violations of laws in one jurisdiction could result in disciplinary action in other jurisdictions. As a result, violations by us of applicable gaming laws could have a material adverse effect on our financial condition, prospects and results of operations.

Reporting and Recordkeeping Requirements

Growth Partners and/or its subsidiaries are required to periodically submit detailed financial and operating reports and furnish any other information about Growth Partners and its subsidiaries which gaming authorities may require. Under federal law, Growth Partners and/or its subsidiaries are required to record and submit detailed reports of currency transactions involving greater than $10,000 at their casinos and Suspicious Activity Reports if the facts presented so warrant. Some jurisdictions require Growth Partners and/or its subsidiaries to maintain a log that records aggregate cash transactions in the amount of $3,000 or more, although Nevada does not have any reporting or recordkeeping requirements other than compliance with Title 31 of the Bank Secrecy Act. Growth Partners and/or its subsidiaries are required to maintain a current stock ledger which may be examined by gaming authorities at any time. Growth Partners and/or its subsidiaries may also be required to disclose to gaming authorities upon request the identities of the holders of their debt or other securities. If any securities are held in trust by an agent or by a nominee, the record holder may be required to disclose the identity of the beneficial owner to gaming authorities. Failure to make such disclosure may be grounds for finding the record holder unsuitable. Gaming authorities may also require certificates for the stock of Growth Partners and/or its subsidiaries to bear a legend indicating that the securities are subject to specified gaming laws. In certain jurisdictions, gaming authorities have the power to impose additional restrictions on the holders of securities issued by Growth Partners and/or its subsidiaries at any time.

Review and Approval of Transactions

Substantially all material loans, leases, sales of securities and similar financing transactions by us and our subsidiaries must be reported to, or approved by, gaming authorities. Neither we nor any of our subsidiaries may make a public offering of securities without the prior approval of certain gaming authorities, such as Nevada, if the securities or the proceeds therefrom are intended to be used to construct, acquire or finance gaming facilities in such jurisdictions, or to retire or extend obligations incurred for such purposes. Such approval, if given, does not constitute a recommendation or approval of the investment merits of the securities subject to the offering. Changes in control through merger, consolidation, stock or asset acquisitions, management or consulting agreements, or otherwise, require prior approval of gaming authorities in certain jurisdictions. Entities seeking to acquire control of us or one of our subsidiaries must satisfy gaming authorities with respect to a variety of stringent standards prior to assuming control. Gaming authorities may also require controlling stockholders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control, to be investigated and licensed as part of the approval process relating to the transaction.

Certain gaming laws and regulations in jurisdictions, including Nevada, we operate in establish that certain corporate acquisitions opposed by management, repurchases of voting securities and corporate defense tactics affecting us or our subsidiaries may be injurious to stable and productive corporate gaming, and as a result, prior approval may be required before we may make exceptional repurchases of voting securities (such as repurchases which treat holders differently) above the current market price and before a corporate acquisition opposed by management can be consummated. In certain jurisdictions, such as Nevada, the gaming authorities also require prior approval of a plan of recapitalization proposed by the board of directors of a publicly traded corporation which is registered with the gaming authority in response to a tender offer made directly to the registered corporation’s stockholders for the purpose of acquiring control of the registered corporation.

Because licenses under gaming laws are generally not transferable, our ability to grant a security interest in any of our gaming assets is limited and may be subject to receipt of prior approval from gaming authorities. A pledge of the stock of a subsidiary holding a gaming license and the foreclosure of such a pledge may be ineffective without the prior approval of gaming authorities. Moreover, our subsidiaries holding gaming licenses may be unable to guarantee a security issued by an affiliated or parent company pursuant to a public offering, or pledge their assets to secure payment of the obligations evidenced by the security issued by an affiliated or parent company, without the prior approval of gaming authorities.

Some jurisdictions also require us to file a report with the gaming authority within a prescribed period of time following certain financial transactions and the offering of debt securities. Were they to deem it appropriate, certain gaming authorities reserve the right to order such transactions rescinded.

Certain jurisdictions, such as Nevada, require the implementation of a compliance review and reporting system created for the purpose of monitoring activities related to our continuing qualification. These plans require periodic reports to senior management of our company and to the regulatory authorities.

Certain jurisdictions require that an independent audit committee oversee the functions of surveillance and internal audit departments at our casinos.

License Fees and Gaming Taxes

We pay license fees, taxes and other fees, such as contributions to responsible gaming programs, in the jurisdictions in which our operations are conducted, in connection with our casino gaming operations and our online real money gaming applications, computed in various ways depending on the type of gaming or activity involved. Depending upon the particular fee or tax involved, these fees and taxes are payable either daily, monthly, quarterly or annually. License fees and taxes are based upon such factors as:

•	a percentage of the gross revenues received; and

•	the number of gaming devices and table games operated;

In certain jurisdictions, such as Nevada, gaming tax rates are graduated with the effect of increasing as gross revenues increase. Also, in certain jurisdictions, we pay different rates depending on the type of gaming activity. For example, in Maryland, the tax rate on slot machines for the Horseshoe Baltimore casino will be 61% (which will be reduced to 54% upon the opening of the facility in Prince George County, Maryland) and on table games is 20%. Furthermore, tax rates are subject to change, sometimes with little notice, and it is common for legislatures in our jurisdictions to discuss the relative merits of changing gaming taxes on a regular basis. For example, in 2012, Maryland lowered the gaming tax rate on slot machines as part of legislation that introduced table games in the jurisdiction, required operators to acquire the gaming equipment and created a sixth license. Live entertainment tax is also paid in certain jurisdictions, such as Nevada, by casino operations where entertainment is furnished in connection with the selling or serving of food or refreshments or the selling of merchandise.

Internet and Land-Based Poker Tournaments

Current Spheres of Business

We provide online real money gaming in the UK through arrangements with third-parties. In addition, in December 2012, CIE received a license to provide online real money poker in Nevada and launched WSOP.com in “field trial” mode on September 19, 2013.

We also license certain of our intellectual property to third party operators that provide online real money gaming and/or land-based gaming to customers in France, Italy and Australia. The arrangements are structured such that we receive a license fee tied to the revenue generated by those operators from the provision of online real money gaming and/or land-based gaming services in those jurisdictions in return for the use our of brands. As such, we do not provide online real money gaming or operate any gaming facilities in these jurisdictions, but rely upon the technical expertise and regulatory permissions of our licensees.

Our licensees in France, Italy and Australia, are subject to pervasive regulation under the laws, rules and regulations of the jurisdictions in which they provide online real money gaming and/or land-based gaming facilities. Generally, we are not directly subject to such regulation by virtue of our licensing arrangement with these licensees, but the regulatory regimes that govern our licensees do affect us indirectly and may affect us directly in the future. For example, in France we license to Groupe Lucien Barrière the right to hold the WSOP Europe. As an operator of gaming facilities in France, Groupe Lucien Barrière holds a number of licenses from the French gaming authority, the Autorite de Regulation des Jeux en Ligne (the “ARJEL”). Generally, the

ARJEL prohibits partnerships between authorized operators such as Groupe Lucien Barrière and non-authorized gaming operators who have their own business in gaming outside of France, particularly where there is a revenue sharing arrangement between such parties. However, the ARJEL makes a distinction between non-authorized gaming operators and those organizations which run acknowledged gaming tournaments, such as the WSOP. In the latter case, co-branding arrangements are permitted. Our current arrangement with Groupe Lucien Barrière operates pursuant to this exception.

In the following paragraphs, we describe in general terms the legal environment that exists in the UK and Nevada and the mechanisms by which we are legally entitled to provide online real money gaming.

UK Operations

CIE currently derives revenue from gaming offered to members of the UK public through arrangements with two companies, 888 and Entertaining Play Limited (“Entertaining Play”). 888 is a subsidiary of Cassava Enterprises (Gibraltar) Limited (“Cassava”) (which operates under the name 888.com) and Entertaining Play is a subsidiary of Gamesys Limited (which operates under the name JackpotJoy).

Under the current arrangements, 888 is responsible for providing real money online poker and casino gaming under the brand name “World Series of Poker” and Entertaining Play is responsible for providing real money online bingo, online casino games and other real money offerings such as online slots under the “Caesars” brand name. In each case, the contractual arrangement limits the companies to offering the gaming services to the territory of the UK unless otherwise agreed.

Both 888 and Entertaining Play are companies which operate online gambling services under license from the Gibraltar Licensing Authority. 888 through Cassava is the holder of license number RGL No. 022 and Entertaining Play is the holder of license number RGL No. 046.

Gibraltar Online Regulatory Regime. The legislation currently governing gaming in Gibraltar is the Gibraltar Gambling Ordinance 2005. It provides a legal framework for the regulation, licensing and taxation of online gaming. The Gibraltar authorities have been licensing online gaming since 2005. Generally the Gibraltar Licensing Authority and the Gambling Commissioner are tasked with offering a stable and sophisticated regulatory environment, which is designed to support the gaming industry as a generator of income and provider of employment to the local economy.

As described above, our agreements with 888 and Entertaining Play are restricted to the offering of gaming to UK citizens unless otherwise agreed.

UK Gaming Regulations. Gaming in the UK is regulated by the Gaming Act 2005 (the “Act”). The Act establishes the Gambling Commission as the statutory regulator that is responsible for granting licenses to operate as well as overseeing compliance with the law.

The principal method for controlling gaming in the UK is through criminal law. In other words, the Act describes the offer or operation of a particular form of gaming as being a criminal offense unless the activity is (i) authorized by an appropriate license and (ii) operated in accordance with the conditions of that license.

The Act only applies to operators of remote gaming to the extent that such operators situate a piece of “remote gaming equipment” within the UK jurisdiction. Neither 888 nor Entertaining Play have such equipment within the UK and therefore are not required to hold a UK gaming license. Furthermore, although the Act prohibits the advertising of gaming services in the UK by foreign operators, an exception to the general rule (contained in s.331(3) of the Act) expressly permits those who hold licenses in Gibraltar (which is an overseas territory of Great Britain) to advertise gaming services within the UK. Accordingly, advertisements and marketing campaigns operated by us or by 888 or Entertaining Play are subject to regulation under the Act in the UK and associated UK rules and codes of practice.

There are a number of regulatory risks with our arrangements with 888 and Entertaining Play. As explained above, the right to offer remote gaming services to the UK market is dependent on 888 or Entertaining Play (as the case may be):

•	holding a valid Gibraltar remote gaming license;

•	complying with the terms of the specific gaming license;

•	being permitted to offer gaming in the UK by virtue of holding a Gibraltar remote gaming license; and

•	ensuring that the marketing of those services within the UK complies with the Act.

To the extent that either 888 or Entertaining Play cease to hold a valid Gibraltar remote gaming license, whether due to a change in the requirements for a license, a breach of the terms of compliance of the license or otherwise, they may (unless replaced by an alternative license from a state in the European Economic Area or from one of the states currently “white listed” by the Secretary of State in the UK) cease to have the right to offer gaming services online in the UK. Equally, to the extent the law in the UK is changed such that owners of Gibraltar remote gaming licenses are no longer permitted to advertise their services in the UK, 888 and Entertaining Play will cease to be able to offer gaming services online in the UK.

In this regard, the government in the UK announced in March 2012 its intention to oblige operators in states such as Gibraltar that advertise services to and do business with UK citizens to obtain a supplementary license from the UK Gambling Commission. There are also proposals for such gaming operators to pay UK gaming duty in relation to the business conducted with UK citizens. UK gaming duty currently operates at a rate of 15% on gross profits, though a different rate may be selected in relation to foreign operators and/or remote gaming. These proposals are in draft form only, but signal both the UK government’s intention to obtain tax revenue from foreign operators interacting with UK citizens and, by implication, its intention to continue to permit those licensed in Gibraltar to offer such services to UK citizens.

Other Relevant Regulations. Both 888 and Entertaining Play collect data relating to customer activity, which is subject to the rules relating to the protection of privacy and data that apply across Europe (including under Gibraltar’s separate legislation, which follows that of the UK). Data protection laws require those collecting data to only use and process such data for lawful uses where the data subject has given consent to the processing and has been provided with certain information as to the use and transferability of the data. Failure to comply with the law on data protection and privacy can give rise to regulatory sanctions, including in extreme cases fines and criminal offenses. As a result of these rules, 888 and Entertaining Play both provide privacy statements and terms and conditions indicating the way in which they will use data. The applicable terms and conditions are sufficiently broad in scope to permit us to take over the processing of that data upon expiry or termination of the current agreements and to provide that data to a third party. Furthermore, the European legislative institutions are currently considering significant amendments to the data protection regime in Europe which may impact upon our ability to use customer data for marketing purposes.

As the controller of the brands being licensed, we may also be subject to third-party claims in connection with the online gaming services offered by our partners and, to the extent that users of the service can upload information and content, claims in connection with such data users’ uploaded content. Such claims could relate, amongst others, to intellectual property infringement, defamation, privacy issues, breaches of the Electronic Commerce (EC Directive) Regulations 2002 and breaches of confidential information.

Furthermore, we are subject to UK and pan-European laws and regulations relating to unfair commercial practices, misleading and comparative advertising and unfair terms in consumer contracts.

As the services offered under the brands which we license are offered online, there is an argument that those services are offered worldwide. Some jurisdictions may claim that CIE, 888 or Entertaining Play need to comply with regulations and legislation in their jurisdictions even where we have no intended presence or customer base in that jurisdiction. In this regard, CIE imposes on both 888 and Entertaining Play an obligation to limit or block the availability of the services in respect of any user in any territory if there is a risk of legal, regulatory or economic sanctions in that territory.

Finally, under CIE’s arrangements, 888 and Entertaining Play are permitted to operate gaming under its brands. Should these events be run in a manner which does not comply with applicable regulations or our policies or in a manner which is otherwise not reflective of international best practice, then our brand and reputation may be adversely affected.

Nevada Regulations

CIE is subject to the Nevada Gaming Control Act (the “Nevada Act”) and to the licensing and regulatory controls of the Nevada Board and the Nevada Commission (and collectively with the Nevada Board, the “Nevada Gaming Authorities”) due to its licensure as an “operator of an interactive gaming system” by the Nevada Commission (as described below). CIE is able to obtain an operator of an interactive gaming system license because it is an affiliate of a nonrestricted gaming licensee as defined in Nevada Revised Statute 463.0177.

CIE has been licensed by the Nevada Commission as an “operator of an interactive gaming system,” which allows it to offer Internet poker to individuals located within the State of Nevada. Our interactive gaming system received regulatory certification for the September 19, 2013 “field trial” launch of WSOP.com. Any future modifications thereto will require approval of the Nevada Board and, in some cases, the Nevada Commission. 888 has applied for and received licensure by the Nevada Commission, and we currently use its software for real money online poker in Nevada. If it were determined that we or our service provider violated the Nevada Act or the regulations of the Nevada Commission, then the approvals and licenses held by CIE or the service provider could be limited, conditioned, suspended or revoked and we and/or our service provider, and the individuals involved, could be subject to substantial fines for each separate violation of the gaming laws at the discretion of the Nevada Commission. Any such action could have a material adverse effect on us. Furthermore, if additional states or the Federal government fail to enact online real money gaming legislation, we will be limited to offering online real money gaming to players in Nevada once we receive the required approvals.

New Jersey Regulations

In February 2013, the New Jersey legislature enacted new legislation to amend and supplement the Casino Control Act, providing for internet gaming at Atlantic City casinos under certain circumstances. This legislation has been approved by New Jersey’s governor, but will not go into effect until the DGE in New Jersey finishes drafting interactive gaming regulations. The legislation includes a provision for casino games such as slots, blackjack and roulette in addition to poker and allows all existing brick-and-mortar casino operators in the state to apply for a license to offer real money poker and casino games online to anyone within New Jersey state lines. A subsidiary of CIE has filed an application for a casino license to conduct Internet gaming in New Jersey.

MANAGEMENT

Executive Officers and Directors

The following table provides information as of the date of this prospectus regarding members of our board of directors (the “Board”) and our executive officers.

Name	Age	Position(s)
Mitch Garber	49	President and Chief Executive Officer
Craig Abrahams	36	Chief Financial Officer and Secretary
Karl Peterson	42	Director
Marc Rowan	50	Director
David Sambur	33	Director
Marc Beilinson	55	Director Nominee

Mitch Garber is our Chief Executive Officer and President. Mr. Garber joined Caesars Entertainment as a consultant in late 2008 and helped create CIE in May 2009, as its first employee. He was selected by the Board of Caesars Entertainment to lead CIE’s efforts to enter the interactive space. Since 2009, Mr. Garber has served as CIE’s Chief Executive Officer, leading all company initiatives. From April 2006 to May 2008, Mr. Garber served as the CEO of PartyGaming plc (now bwin.party), a London Stock Exchange listed and regulated online real money gaming company. For the last decade Mr. Garber has served as CEO for private as well as public companies on NASDAQ, and the London and Toronto stock exchanges in the Internet and e-commerce sectors. In addition to his most recent role at PartyGaming, he served as CEO of Optional Payments Inc., and its predecessor, Terra Payments Inc. Mr. Garber holds an undergraduate degree from McGill University and a law degree from the University of Ottawa. Additionally, he spent close to a decade practicing law, including working with many leading U.S. land-based casinos and gaming equipment manufacturers. Mr. Garber brings to the Board significant executive leadership experience, including his service as chief executive officer for public and private companies, along with extensive financial expertise and experience in the industry.

Craig Abrahams is our Chief Financial Officer and Secretary. Mr. Abrahams has served as CIE’s Chief Financial Officer since January 2011 and as a Senior Vice President of CIE since May 2012. He served as a Vice President of CIE from May 2009 through January 2011. Mr. Abrahams also served as Director of Broadcasting and New Media for Caesars Entertainment from May 2006 through May 2009. Previous experience includes strategic planning and investment banking roles at The Walt Disney Company and Bear, Stearns & Co. Inc., respectively. Mr. Abrahams holds a bachelor’s degree in Finance from Indiana University and an M.B.A from Harvard University. Mr. Abrahams offers a valuable perspective due to his extensive financial expertise, and significant industry and executive leadership experience.

Karl Peterson is a member of our Board. Mr. Peterson has served on the board of directors of Caesars Entertainment since January 2008. Mr. Peterson is a senior partner of TPG where he leads the firm’s European business. He rejoined TPG in 2004 after serving as President and Chief Executive Officer of Hotwire, Inc. Mr. Peterson led Hotwire, Inc. from inception through its sale to IAC/InterActiveCorp. in 2003. Before his work at Hotwire, Inc., Mr. Peterson joined TPG in San Francisco in 1995 as a principal. He holds a bachelor’s degree from the University of Notre Dame and has previously served on the board of directors of Univision Communications, Inc. Mr. Peterson currently serves on the boards of directors of Norwegian Cruise Lines, Sabre Holdings Corporation, and Saxo Bank. Mr. Peterson brings to the Board extensive leadership experience, including his service on several boards of public companies, along with financial expertise.

Marc J. Rowan is a member of our Board. Mr. Rowan co-founded Apollo in 1990 and has been a Senior Managing Director of Apollo Global Management, LLC since 2007. He has more than 25 years of experience in financing, analyzing, investing in and/or advising public and private companies and their board of directors. Mr. Rowan currently serves on the boards of directors of Caesars Entertainment, the general partner of AP Alternative Assets, L.P., Athene Holding Ltd., Athene Life Re Ltd. and Norwegian Cruise Lines, as well as on the boards of certain other Apollo entities. He has previously served on the boards of directors of AMC Entertainment, Inc., Cablecom GmbH, Cannondale Bicycle Corp., Countrywide Holdings, Ltd., Culligan Water Technologies, Inc., Furniture Brands International, Mobile Satellite Ventures, LLC, National Cinemedia, Inc., National Financial Partners, Inc., New World Communications, Inc., Quality Distribution, Inc., Riverdale Country School, Rare Medium, Samsonite Corporation, SkyTerra Communications Inc., Unity Media SCA, Vail Resorts, Inc. and Wyndham International, Inc. Mr. Rowan is also active in charitable activities. He is a founding member and serves on the executive committee of the Youth Renewal Fund and is a member of the boards of directors of the National Jewish Outreach Program, the Undergraduate Executive Board of the University of Pennsylvania’s Wharton School of Business, Wharton Private Equity Partners and the Rowan Family Foundation. He is also a member of the Board of Trustees of the New York City Police Foundation. Mr. Rowan graduated summa cum laude from the University of Pennsylvania’s Wharton School of Business with a BS and an MBA in Finance. Mr. Rowan brings to the Board extensive leadership experience, including his service on the boards of both public and private companies, along with financial expertise and significant experience in private equity investments.

David Sambur is a member of our Board. Mr. Sambur is a Partner of Apollo, having joined in 2004. Mr. Sambur has experience in financing, analyzing, investing in and/or advising public and private companies and their board of directors. Prior to joining Apollo, Mr. Sambur was a member of the Leveraged Finance Group of Salomon Smith Barney Inc. from 2002 to 2004. Mr. Sambur serves on the board of directors of Caesars Entertainment, Verso Paper Corp., Verso Paper, Inc., Verso Paper Holdings LLC, Momentive Performance Materials Holdings LLC, Momentive Performance Materials Inc. and Momentive Specialty Chemicals Inc. Mr. Sambur graduated summa cum laude and Phi Beta Kappa from Emory University with a BA in Economics. Mr. Sambur’s executive leadership experience, including his service on the board of several companies, and financial expertise is a valuable asset to the Board.

Marc Beilinson is a nominee to our Board as an independent director under the NASDAQ Marketplace rules. Since August 2011, Mr. Beilinson has been the Managing Partner of Beilinson Advisory Group, a financial restructuring and hospitality advisory group that specializes in assisting distressed companies. Mr. Beilinson has served as Chief Restructuring Officer and Chief Executive Officer of Eagle Hospitality Properties Trust, Inc. since May 2011, and previously served as the Chief Restructuring Officer and Chief Executive Officer of Innkeepers USA Trust through March 2012. In 2007, Mr. Beilinson retired from Pachulski, Stang, Ziehl & Jones, a nationally recognized boutique law firm specializing in corporate reorganization, where he had practiced since 1992. Mr. Beilinson currently serves on the Board of Directors and Audit Committees of Athene Annuity and Life Insurance Company and MFG Assurance Company Limited. Mr. Beilinson has previously served on the Board of Directors and Audit Committees of a number of public and privately held companies including Wyndham International, Inc., Apollo Commercial Real Estate Finance Inc., Innkeepers USA Trust and JER/Jameson Properties LLC. Mr. Beilinson graduated from the University of California, Los Angeles, magna cum laude, where he served as student body president, and from the University of California Davis Law School. Mr. Beilinson brings to the Board over 30 years of service to the boards of both public and private companies and his extensive knowledge of legal and compliance issues including the Sarbanes-Oxley Act of 2002.

Code of Business Conduct and Ethics

Upon consummation of this offering, our Board will adopt a Code of Business Conduct and Ethics that will apply to all of our directors, officers and employees and is intended to comply with the NASDAQ Global Select Market’s listing requirement for a code of conduct as well as qualify as a “code of ethics” as defined by the rules of the SEC. The statement will contain general guidelines for conducting the business of the Company consistent with the highest standards of business ethics. We intend to disclose future amendments to certain provisions of our Code of Business Conduct and Ethics, or waivers of such provisions applicable to any principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions, and our directors, on our website at www.caesarsacquisitioncompany.com under “Investor Relations—Corporate Governance”. Following the consummation of this offering, the Code of Business Conduct and Ethics will be available on our website identified above under “Investor Relations—Corporate Governance.”

Staggered Board

Upon the effectiveness of the registration statement that this prospectus forms a part, pursuant to the Certificate of Incorporation, our Board will be divided into three classes. The members of each class will serve for a staggered, three-year term. Upon the expiration of the term of a class of directors, directors in that class will be elected for three-year terms at the annual meeting of stockholders in the year in which their term expires. The classes will be composed as follows:

•	Mr. Beilinson will be a Class I director, whose term will expire at the fiscal 2014 annual meeting of stockholders;

•	Messrs. Peterson and Sambur will be Class II directors, whose terms will expire at the fiscal 2015 annual meeting of stockholders; and

•	Mr. Rowan will be a Class III director, whose term will expire at the fiscal 2016 annual meeting of stockholders.

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will continue to be apportioned as nearly equal in number as possible. This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

Committees of Our Board of Directors

Board Committees

Upon consummation of this offering, our Board will have four standing committees: an audit committee, a human resources committee, which serves as our compensation committee, a nominating and corporate governance committee, and an executive committee. The charters for each of these committees will be available on our website at www.caesarsacquisitioncompany.com under “Investor Relations—Corporate Governance” upon consummation of this offering. Following the commencement of trading of our Class A common stock on the NASDAQ Global Select Market, we intend to avail ourselves of the “controlled company” exception under the NASDAQ Marketplace rules which exempts us from certain requirements, including the requirements that we have a majority of independent directors on our Board and that we have compensation and nominating and corporate governance committees composed entirely of independent directors. We will, however, remain subject to the requirement that we have an audit committee composed entirely of independent members after the expiration of the one year phase-in period following the date of effectiveness of the registration statement of which this prospectus forms a part.

If at any time we cease to be a “controlled company” under the NADAQ Marketplace rules, the Board will take all action necessary to comply with the applicable NASDAQ Marketplaces rules, including appointing a majority of independent directors to our Board and establishing certain committees composed entirely of independent directors, subject to permitted “phase-in” periods.

Audit Committee

Upon consummation of this offering, our audit committee will consist of Messrs. Beilinson, Peterson and Sambur. Our Board has determined that Mr. Beilinson qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K and that Mr. Beilinson is independent as independence is defined in Rule 10A-3 of the Exchange Act and under the listing standards. The purpose of the audit committee is to oversee our accounting and financial reporting processes and the audits of our financial statements, provide an avenue of communication among our independent auditors, management, our internal auditors and our Board, and prepare the audit-related report required by the SEC to be included in our annual proxy statement or annual report on Form 10-K.

The principal duties and responsibilities of our audit committee are to oversee and monitor the following:

•	preparation of annual audit committee report to be included in our annual proxy statement;

•	our financial reporting process and internal control system;

•	the integrity of our financial statements;

•	the independence, qualifications and performance of our independent auditor;

•	the performance of our internal audit function; and

•	our compliance with legal, ethical and regulatory matters.

The audit committee will have the power to investigate any matter brought to its attention within the scope of its duties. It will also have the authority to retain counsel and advisors to fulfill its responsibilities and duties.

Human Resources Committee

Upon the consummation of this offering, our human resources committee (the “HRC”), which serves as our compensation committee, will consist of Messrs. Peterson and Rowan. Following this offering, we expect to appoint to the HRC one additional director that will be independent. The principal duties and responsibilities of the HRC will be as follows:

•	to review, evaluate and make recommendations to the full Board regarding our compensation policies and establish performance-based incentives that support our long-term goals, objectives and interests;

•	to review and approve the compensation of our chief executive officer and all other executive officers;

•	to establish and administer our incentive compensation plans and equity-based compensation plans;

•	to review and recommend to the Board the compensation and reimbursement policies for non-employee members of the Board;

•	to review our compensation arrangements to determine whether they encourage excessive risk taking;

•	to provide oversight concerning selection of officers, management succession planning, expense accounts, indemnification and insurance matters, and separation packages; and

•	to prepare an annual report on compensation, provide regular reports to the Board and take such other actions as are necessary and consistent with the governing law and our organizational documents.

We intend to avail ourselves of the “controlled company” exception under the NASDAQ Marketplace rules, which exempts us from the requirement that we have a compensation committee composed entirely of independent directors.

Nominating and Corporate Governance Committee

Upon the consummation of this offering, our nominating and corporate governance committee will consist of Messrs. Beilinson and Sambur. Following this offering, we expect to appoint to the nominating and corporate governance committee two additional directors that will each be independent. The principal duties and responsibilities of the nominating and corporate governance committee will be as follows:

•	to establish criteria for board and committee membership and recommend to our Board proposed nominees for election to the Board and for membership on committees of our Board;

•	to make recommendations regarding proposals submitted by our stockholders; and

•	to make recommendations to our Board regarding board governance matters and practices.

We intend to avail ourselves of the “controlled company” exception under the NASDAQ Marketplace rules which exempts us from the requirement that we have a nominating and corporate governance committee composed entirely of independent directors.

Executive Committee

Upon consummation of this offering, our executive committee will consist of Messrs. Peterson and Rowan. The executive committee has all the powers of our Board in the management of our business and affairs, including without limitation, the establishment of additional committees or subcommittees of our Board and the delegation of authority to such committees and subcommittees, and may act on behalf of our Board to the fullest extent permitted under Delaware law and our organizational documents. The executive committee serves at the pleasure of our Board and may act by a majority of its members, provided that at least one member designated by Apollo Members and one member designated by TPG Members must approve any action of the executive committee. This committee and any requirements or voting mechanics or participants may continue or be changed once Apollo and TPG no longer own a controlling interest in us.

Executive Compensation

We were incorporated in Delaware in February 2013. We have not paid any compensation to our directors or officers or accrued any obligations with respect to management incentive or retirement benefits for the directors and officers prior to this offering.

Director Compensation

We anticipate that each director will receive compensation for attending meetings of the board of directors as well as committee meetings. We expect that directors will each receive a director fee of $75,000 per year (and an additional $10,000 per year for committee chairmen). In addition, each director will be reimbursed for out-of-pocket expenses in connection with their services

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table and accompanying footnotes show information regarding the beneficial ownership of our Class A common stock by:

•	each person known by us to beneficially own 5% or more of our Class A common stock;

•	each of our executive officers;

•	each of our directors; and

•	all executive officers and directors as a group.

The percentage of shares beneficially owned immediately prior to and after the completion of this offering is based on shares issued and outstanding both immediately prior to and after the completion of this offering. All shares listed in the table below are entitled to one vote per share, unless otherwise indicated in the notes thereto. Unless otherwise indicated, the address of each person or entity named in the table below is c/o Caesars Acquisition Company, One Caesars Palace Drive, Las Vegas, Nevada 89109.

	Shares Beneficially Owned Immediately Prior to Completion of this Offering(1)		Shares Beneficially Owned After Completion of this Offering Assuming Participation by 100% Holders of the Rights(2)
Name	Number	Percentage	Number	Percentage
Hamlet Holdings(3)	—	—	87,605,299	64.0%
Mitch Garber	—	—	—	—
Craig Abrahams	—	—	—	—
Marc Beilinson	—	—	—	—
Karl Peterson(4)	—	—	—	—
Marc Rowan(3)	—	—	—	—
David Sambur(5)	—	—	—	—
All directors, director nominees and executive officers as a group	—	—	—	—

*	Represents beneficial ownership of less than one percent of shares outstanding.

(1)	The amounts and percentages of our shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of such securities as to which such person has an economic interest.

(2)	Assuming this offering is subscribed by 100% of the holders of the subscription rights.

(3)	Represents shares of our Class A common stock that are directly held by Apollo Hamlet Holdings, LLC (“Apollo Hamlet”), Apollo Hamlet Holdings B, LLC (“Apollo Hamlet B” and together with Apollo Hamlet, the “Apollo Funds”), TPG Hamlet Holdings, LLC (“TPG Hamlet”), TPG Hamlet Holdings B, LLC (“TPG Hamlet B” and together with TPG Hamlet, the “TPG Funds”), and Co-Invest Hamlet Holdings B, LLC (“Co-Invest B”) and Co-Invest Hamlet Holdings, Series LLC (“Co-Invest LLC” and together with Co-Invest B, the “Co-Invest Funds”), all of which will be subject to the Sponsor CAC Proxy granted to Hamlet Holdings LLC (“Hamlet Holdings”). Under the Sponsor CAC Proxy, Hamlet Holdings will be irrevocably constituted and appointed, with full power of substitution, the true and lawful proxy and attorney-in-fact of the Apollo Funds, the TPG Funds and the Co-Invest Funds to: (i) vote all of the shares of the Class A common stock held by each such entity at any meeting (and any adjournment or postponement thereof), and in connection with any written consent, of our stockholders, and (ii) direct and effect the sale, transfer or other disposition of all or any part of the shares of Class A common stock held by that entity, if, as and when so determined in the sole discretion of Hamlet Holdings.

Leon Black, Joshua Harris and Marc Rowan serve as the managers of Apollo Hamlet and Apollo Hamlet B. Apollo Investment Fund VI, L.P. (“AIF VI”) is the sole member of Apollo Hamlet B. Apollo Management VI, L.P. (“Management VI”) is the general partner of AIF VI. AIF VI Management, LLC (“AIF VI Management”) is the general partner of Management VI. Apollo Management, L.P. (“Apollo Management”) is the sole member and manager of AIF VI Management, and Apollo Management GP, LLC (“Management GP”) is the general partner of Apollo Management. Apollo Management Holdings, L.P. (“Management Holdings”) is the sole member and manager of Management GP, and Apollo Management Holdings GP, LLC (“Management Holdings GP”) is the general partner of Management Holdings.

David Bonderman and James Coulter are officers and the sole shareholders of TPG Group Holdings (SBS) Advisors, Inc., which is the general partner of TPG Group Holdings (SBS), L.P., which is the sole member of TPG Holdings I-A, LLC, which is the general partner of TPG Holdings I, L.P., which is the sole member of TPG GenPar V Advisors, LLC, which is the general partner of TPG GenPar V, L.P. (“TPG GenPar V”), which is the general partner of TPG V Hamlet AIV, L.P., which is the managing member of TPG Hamlet, and the managing member of TPG Hamlet B.

TPG GenPar V and Management VI also serve as the managing members of each of Co-Invest B and Co-Invest LLC.

The members of Hamlet Holdings are Messrs. Black, Harris and Rowan, each of whom holds approximately 17% of the limited liability company interests of Hamlet Holdings, and Messrs. Bonderman and Coulter, each of whom holds 25% of the limited liability company interests of Hamlet Holdings. Each member accordingly shares voting and dispositive power over the shares of our Class A common stock identified in the table above pursuant to the Sponsor CAC Proxy. Each of the members of Hamlet Holdings, and each of the Apollo Funds, the TPG Funds and the Co-Invest Funds, disclaims beneficial ownership of the shares of our Class A common stock beneficially owned by Hamlet Holdings pursuant to the Sponsor CAC Proxy. The address of Hamlet Holdings is c/o Apollo Global Management, LLC, 9 West 57th Street, 43rd Floor, New York, New York 10019 and c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

(4)	Karl Peterson is a senior partner of TPG and an officer of Hamlet Holdings. TPG is an affiliate of (a) the TPG Funds, (b) the Co-Invest Funds, and (c) Hamlet Holdings. Mr. Peterson disclaims beneficial ownership of the securities subject to the Sponsor CAC Proxy. The address of Mr. Peterson is c/o TPG Global, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

(5)	David B. Sambur is affiliated with Apollo or its affiliated investment managers and advisors. Mr. Sambur disclaims beneficial ownership of the shares of our Class A common stock that are beneficially owned by Hamlet Holdings, or directly held by any of the Apollo Funds or the Co-Invest Funds. The address of Mr. Sambur is c/o Apollo Global Management, LLC, 9 West 57th Street, 43rd Floor, New York, New York 10019.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Related Party Transaction Policy

Our Board has a written related party transaction policy and procedures which gives our Audit Committee the power to approve or disapprove potential related party transactions of our directors and executive officers, their immediate family members and entities where they hold a 5% or greater beneficial ownership interest. The Audit Committee is charged with reviewing all relevant facts and circumstances of a related party transaction, including if the transaction is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third party and the extent of the person’s interest in the transaction.

The policy has pre-approved the following related party transactions:

•	compensation to an executive officer or director that is reported in our public filings and has been approved by the Human Resources Committee or our Board;

•	transactions where the interest arises only from (a) the person’s position as a director on the related party’s board; (b) direct or indirect ownership of less than 5% of the related party or (c) the person’s position as a partner with the related party with less than 5% interest and not the general partner of the partnership; and

•	transactions involving services as a bank depository of funds, transfer agent, registrar, trustee under a trust indenture or similar services.

Related Party Transaction is defined as a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we (including any of our subsidiaries) were, are or will be a participant and the amount involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect interest.

The following discussion reflects our relationships and related party transactions entered into in connection with the Transactions and does not reflect relationships prior to that time.

Hamlet Holdings Operating Agreement

All holders of Hamlet Holdings’ equity securities are parties to Hamlet Holdings’ limited liability company operating agreement. The operating agreement provides, among other things, for the various responsibilities of the members. The members include Leon Black, Joshua Harris and Marc Rowan, each of whom is affiliated with Apollo (the “Apollo Members”), and David Bonderman and James Coulter each of whom is affiliated with TPG (the “TPG Members” and, together with the Apollo Members, the “Members”). The Members have the full and exclusive right to manage Hamlet Holdings and the consent of at least one Apollo Member and one TPG Member is required for all decisions by or on behalf of Hamlet Holdings. The operating agreement also contains customary indemnification rights.

Sponsor CAC Proxy

All shares of CAC held by funds affiliated with and controlled by the Sponsors and their co-investors will be made subject to a proxy in favor of Hamlet Holdings effective upon completion of this offering. The proxy, which is irrevocable, will grant Hamlet Holdings sole voting and dispositive control over all such shares. The members of Hamlet Holdings are comprised of three members affiliated with Apollo and two members affiliated with TPG. After giving effect to this offering, 64.0% of CAC’s outstanding Class A common stock (assuming the subscription rights are exercised in full by all holders of subscription rights) will be subject to the proxy in favor of Hamlet Holdings.

Voting Rights Agreement

Hamlet Holdings, affiliates of the Sponsors and their co-investors and CAC will enter into a voting rights agreement pursuant to which, in the event that any meeting of the stockholders of either Caesars or CAC is called to seek approval for any action in connection with the call right (as described below), such parties agree to appear at any such meeting and otherwise cause the shares under its beneficial ownership to be voted in favor of granting any such approval required or necessary for consummation of the call right (other than the election to require Caesars Entertainment to acquire CAC’s Class A common stock in lieu of voting units of CGP LLC) and pursuant to which some of the parties provide for certain rights and obligations of such parties with respect to their ownership of the CAC Class A common shares.

Agreements with Caesars Entertainment and its Subsidiaries

CGP Operating Agreement

Upon completion of this offering and the Contribution Transaction, CAC and certain subsidiaries of Caesars Entertainment will enter into an amended and restated limited liability company agreement of CGP LLC (the “CGP Operating Agreement”), under which CAC will be issued 136,880,221 voting units and certain subsidiaries of Caesars Entertainment will be issued 180,552,122 non-voting units (assuming the subscription rights are exercised in full by all holders of subscription rights). CAC will manage and operate the business and affairs of CGP LLC as the managing member and sole holder of its voting units, and may request certain back-office and advisory services from CEOC under the CGP Management Services Agreement. Approval by our Board will be required to approve certain significant corporate actions at CGP LLC, including, among other things, liquidation or dissolution; merger, consolidation or sale of all or substantially all of the assets; acquisitions or investments outside of the ordinary course of business; and material amendments to the CGP Operating Agreement.

All of the holders of units will be entitled to share equally in any distributions that CAC, as managing member, may declare from legally available sources, subject to the distribution waterfall in connection with a liquidation, a partial liquidation or sale of material assets (as described below under “—Liquidation Right”). All of the holders of units will also be entitled to receive quarterly cash tax distributions (other than in connection with a liquidation or certain partial liquidations). The call right held by certain subsidiaries of Caesars Entertainment, the liquidation right held by CAC and the development of ongoing business opportunities are further described below.

The management, operation and power of CGP LLC is vested exclusively in CAC and independent of Caesars Entertainment; provided, however, that the CGP Operating Agreement contains certain provisions requiring CAC to cause CGP to interact with Caesars Entertainment on an arm’s length basis.

Call Right

As set forth in CAC’s Certificate of Incorporation and the CGP Operating Agreement, after the third anniversary of the closing of the Transactions, Caesars Entertainment and/or its subsidiaries will have the right, which it may assign to any of its affiliates or to any transferee of all non-voting units of CGP LLC held by Caesars Entertainment and which only may be exercised under certain circumstances as described below, to acquire all or a portion of the voting units of CGP LLC, or at the election of CAC and subject to the approval of CAC’s stockholders, the shares of CAC’s Class A common stock, not otherwise owned by Caesars Entertainment and/or its subsidiaries at such time. The purchase consideration may be, at Caesars Entertainment’s option, cash or shares of Caesars Entertainment’s common stock valued at market value, net of customary market discount and expenses, provided that the cash portion will not exceed 50% of the total consideration in any exercise of the call right. The purchase price will be the fair market value of the voting units of CGP LLC (or shares of CAC’s Class A common stock) at such time based on an independent appraisal, subject to (i) a minimum purchase price equal to the capital contribution in respect of such units plus a 10.5% per annum return on such capital contribution, or (ii) a maximum purchase price equal to the capital contribution in respect of such units plus a 25% per annum return on such capital contribution, in either case, taking into account prior distributions (other than tax distributions) with respect to such units.

The call right may be exercisable in part by Caesars Entertainment (up to three times), but until the call right is exercised in full, any voting units of CGP LLC (or shares of CAC’s Class A common stock) acquired by Caesars

Entertainment will be converted into non-voting units (or non-voting shares of CAC’s Class B common stock). Additionally, the call right may only be exercised by Caesars Entertainment and/or its subsidiaries if, at the time of such exercise, (w) Caesars Entertainment and CAC enter into a resale registration rights agreement with respect to the shares of Caesars Entertainment common stock used as all or a portion of the purchase consideration in connection with the exercise of the call right, (x) the common stock of Caesars Entertainment (i) is registered with the Securities and Exchange Commission, (ii) is listed for trading and trades on a national securities exchange, and (iii) issuable upon exercise of the call right will represent, in the aggregate, not more than one half of the total Caesars Entertainment’s common stock issued and outstanding giving effect to the exercise of the call right, (y) Caesars Entertainment has a minimum liquidity of $1.0 billion and a maximum net debt leverage ratio of 9.00 to 1.00, and (z) no event of default has occurred and is in effect under any financing agreement of Caesars Entertainment or its subsidiaries. Further, in the event that a stockholder vote of Caesars Entertainment is required in connection with the exercise of such call right, receipt of affirmative approval of such vote will be a condition to the exercise of the call right and at the closing of the Transactions, affiliates of the Sponsors will enter into a voting support agreement in favor of any such stockholder approval. In addition, a majority of the independent directors of the board of directors of Caesars Entertainment must approve the exercise of the call right by Caesars Entertainment and/or its subsidiaries. The call right will be transferable to a transferee that also receives a transfer of all the non-voting units of CGP LLC, and exercisable by the transferee upon the same terms and conditions (including same consideration in the form of Caesars Entertainment stock) as apply to Caesars Entertainment and its subsidiaries.

For information with respect to Caesars Entertainment and its common stock, you may refer to the annual and quarterly reports and other information that Caesars Entertainment files with the SEC. Caesars Entertainment’s filings are available to the public from commercial document retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

Liquidation Right

Following the fifth anniversary of the closing of the Transactions and until the eighth year six month anniversary of the closing of the Transactions, our Board will have the right to cause a liquidation of CGP LLC, including the sale or winding up of CGP LLC, or other monetization of all of its assets and the distribution of the proceeds remaining after satisfaction of all liabilities of CGP LLC to the holders of CGP LLC’s units according to the waterfall described below. On the eighth year and six month anniversary of the closing of the Transactions (unless otherwise agreed by Caesars Entertainment and CAC), if our Board has not previously exercised its liquidation right, CGP LLC shall, and our Board shall cause CGP LLC to, effect a liquidation.

Upon a liquidation, partial liquidation or sale of material assets, all net cash and other assets not monetizable of Growth Partners shall, subject to applicable gaming regulatory laws, be distributed as follows: (i) first, to all units held by CAC until amounts distributed equal return of CAC’s capital contribution (less the Capital Shift Amount) plus a 10.5% per annum of return on such capital contribution (such return to begin accruing on the proceeds in excess of the purchase price of Planet Hollywood, Horseshoe Baltimore and 50% of the related management fees only upon the investment of such excess proceeds by Growth Partners); (ii) second, to all units held by Caesars Entertainment and/or its subsidiaries until Caesars Entertainment catches up (on a per unit basis) to its respective amount distributed in provision (i) (including the 10.5% per annum of return on the capital contribution) and Caesars Entertainment receives the Capital Shift Amount and (iii) third, to all holders of units pro rata.

The structure pursuant to which Growth Partners will effect a liquidating distribution, sale of Growth Partners or other similar transaction that provides liquidity to the holders of Growth Partners’ units as described above will be determined by a special-purpose Liquidation Committee that will include representatives from Caesars Entertainment and CAC. In connection with any liquidation of Growth Partners, CAC will have an approval right over any sale or other monetization of assets of Growth Partners that would not exceed the greater of (x) the book value of CGP LLC, and (y) the value of CGP LLC as determined by an appraiser selected by CAC.

Business Opportunities

When we consider new investment and acquisition opportunities, we will have to submit them to Caesars Entertainment, except for any expansion, add-on or additional investment in respect of any existing gaming property of CGP LLC or its subsidiaries, or with respect to CIE, any potential future investment or acquisition by CIE. A committee of the board of directors of Caesars Entertainment comprised of disinterested directors will make the determination on behalf of Caesars Entertainment to (1) exercise its right of first offer to pursue any potential project itself or (2) decline the project for itself, after which Growth Partners may elect or decline to pursue the project. When Caesars Entertainment considers new investment and acquisition opportunities, Caesars Entertainment will have the option to (1) pursue any potential project itself or (2) decline the project for itself, after which Growth Partners may elect or decline to pursue the project. In the event Caesars Entertainment declines an opportunity and Growth Partners undertakes the opportunity, Growth Partners will retain a 50% financial stake in the management fee to be received by Caesars Entertainment, unless otherwise agreed, and Growth Partners will acquire 100% of the new equity in such opportunity. In the event Growth Partners plans to sell any of its assets to third parties, Caesars Entertainment will have the first right to make an offer to purchase such assets.

Registration Rights

The CGP Operating Agreement will provide that on and after the fifth anniversary of the closing of the Transactions, the non-voting units of CGP LLC will be exchangeable into non-voting shares of CAC’s Class B common stock with equivalent terms to the non-voting units of CGP LLC and with the addition of rights to have all such Class B common stock registered under the Securities Act, pursuant to demand and shelf registration rights. In addition, to the extent that the CAC Class A common stock held by the Sponsors and their co-investors are deemed control and/or restricted securities, the Sponsors and their co-investors will also have the right to have all of their Class A common stock registered under the Securities Act, pursuant to demand and shelf registration rights with respect to such Class A common stock. CAC, CGP LLC, certain subsidiaries of Caesars Entertainment as holders of CGP LLC’s non-voting units convertible into CAC’s Class B common stock, and the Sponsors and their co-investors will enter into a registration rights agreement (the “Registration Rights Agreement”) that will govern the terms of the demand and shelf registration rights. See “Description of Capital Stock” for a description of the Class B common stock.

In addition, Caesars Entertainment and CAC will enter into a registration rights agreement in substantially the same terms as the Registration Rights Agreement that will grant demand and shelf registration rights to CAC in the event that CAC receives Caesars Entertainment publicly traded stock as compensation upon exercise of the call right and such stock is deemed control and/or restricted securities.

Transaction Agreement

In connection with the Transactions, CAC and CGP LLC will enter into a Transaction Agreement with Caesars Entertainment and certain of its subsidiaries that will govern the distribution of the rights, the contribution and purchase of certain assets by subsidiaries of Caesars Entertainment and the ongoing rights and responsibilities among the parties. The Transaction Agreement, among other things, provides for the:

•	distribution of the CAC subscription rights via dividend to the stockholders of record of Caesars Entertainment;

•	contribution by CAC to Growth Partners of the proceeds in exchange for voting units of CGP LLC;

•	contribution by certain subsidiaries of Caesars Entertainment of the Contributed Assets in exchange for non-voting units of CGP LLC (reflecting the closing date allocation true-up for the CEOC Notes), subject to certain closing conditions and adjustments for an earnout based on a component of CIE’s earnings in 2015;

•

issuance of non-voting units of CGP LLC to a subsidiary of Caesars Entertainment if, within nine months after the closing of the Transactions, CGP LLC sells or agrees to sell all of its interests in CIE

(or any material component part) to any third party other than Caesars Entertainment at a sale price greater than the valuation of CIE (or any such material component part) at the time of contribution to Growth Partners;

•	purchase of the Purchased Assets by CGP LLC for fair value, subject to certain closing conditions and adjustments;

•	option, at the election of the Sponsors, to proceed with a closing in multiple stages (deferred closings will not be applicable);

•	agreement to enter into the CGP Management Services Agreement (as described below); and

•	return of the aggregate fair-market value, if any, of the subscription rights distributed by Caesars Entertainment will be restored to Caesars Entertainment in the form of CEOC Notes.

CGP Management Services Agreement

In connection with the Transactions, CAC and CGP LLC will enter into a Management Services Agreement with CEOC pursuant to which CEOC and its subsidiaries will provide certain services to CAC, CGP LLC and their subsidiaries (the “CGP Management Services Agreement”), allowing CAC, CGP LLC and their subsidiaries to leverage Caesars Entertainment’s infrastructure. At the request of CAC, CEOC may also provide certain business advisory services, including identifying and analyzing opportunistic investments and developing and implementing corporate and business strategies. While CEOC will provide recommendations in its role as service provider, its primary role under the CGP Management Services Agreement is to provide administrative and operational services as requested by CAC’s Board and executive officers. CAC holds all of the voting and decision-making power to authorize and implement strategies and operational direction at CGP LLC.

The agreement, among other things:

•	contemplates that CEOC and its subsidiaries shall provide certain corporate services and back-office support, which shall include, but not be limited to: (1) maintaining books and records in accordance with GAAP; (2) preparing financial statements in accordance with GAAP; (3) preparing operating and capital budgets (including budgets in support of the services fees required to be paid) which shall be approved by CAC; (4) establishing bank accounts, if necessary, and providing treasury and cash management functions; (5) arranging for letters of credit, as needed; (6) paying certain outstanding accounts payable, payroll and other expenses on a fully reimbursable basis; (7) preparing and filing all regulatory filings, including SEC filings and those required by any gaming control board or regulatory authority governing gaming; (8) providing access to certain trademarks for use in entity names; (9) providing access to certain proprietary business plans, projections and marketing, advertising and promotion plans, strategies, and systems; (10) providing access to lobbying services; and (11) providing certain centralized services including information technology services, information systems, website management, vendor relationship management, real estate, strategic sourcing, design and construction, regulatory compliance functions, finance and accounting, consolidated finance operations, risk management, internal audit, tax, record keeping and subsidiary management, treasury functions, regulatory compliance, human resources, compensation, benefits, marketing and public relations, legal, payroll, accounts payable, security and surveillance, government relations, communications and data access;

•	contemplates that CEOC and its subsidiaries shall provide certain advisory and business management services, which shall include, but not be limited to, assistance in: (1) developing and implementing corporate and business strategy and planning; (2) identifying, analyzing, preparing for, negotiating, structuring and executing acquisitions, joint ventures, development activities, divestitures, investments and/or other opportunistic uses of capital; (3) legal and accounting consultancy services; (4) design and construction consultancy services; and (5) analyzing and executing financing activities;

•	allows the parties to modify the terms and conditions of the performance of any of the services and to request additional services from time to time; and

•	provides for payment of a service fee by CAC and/or CGP LLC in exchange for the provision of services.

Management Investor Rights Agreement

CIE is party to the Amended and Restated Caesars Interactive Entertainment, Inc. Management Investor Rights Agreement, dated as of November 22, 2010 (the “MIRA”) with certain of its holders of securities, including certain members of its management. The MIRA governs certain aspects of CIE’s relationship with management securityholders. The MIRA, among other things:

•	restricts the ability of management securityholders to transfer shares of CIE common stock, with certain exceptions, prior to a qualified public offering;

•	allows Apollo Hamlet Holdings, LLC, Apollo Hamlet Holdings B, LLC and certain of their affiliates (collectively, the “Apollo Entities”) and TPG Hamlet Holdings, LLC, TPG Hamlet Holdings B, LLC and certain of their affiliates (collectively, the “TPG Entities”) to require management securityholders to participate in sale transactions in which Apollo Entities and TPG Entities sell more than 40% of their shares of CIE common stock;

•	allows management securityholders to participate in sale transactions in which Apollo Entities and the TPG Entities sell shares of CIE common stock, subject to certain exceptions;

•	allows management securityholders to participate in registered offerings in which Apollo Entities and the TPG Entities sell their shares of CIE common stock, subject to certain limitations;

•	allows management securityholders to require us to repurchase shares of CIE common stock upon termination of employment without cause or for good reason; and

•	allows CIE to repurchase, subject to applicable laws, all or any portion of its common stock held by management securityholders upon the termination of their employment with CIE or its subsidiaries, in certain circumstances.

The MIRA will terminate upon the dissolution of CIE or in part (i.e., certain rights contained in the MIRA, such as the right to compel transfers of stock, preemptive rights on issuances of new shares and the right to compel a repurchase of stock, will terminate) upon a public offering of at least 10% of the then-outstanding equity securities of CIE, Caesars Entertainment or HIE Holdings, Inc. (“HIE Holdings”). The MIRA was amended in connection with Rock Gaming’s subscription for CIE’s common stock on March 30, 2012. The amended MIRA provides Rock Gaming with certain preferred terms, including, among others, the right to appoint a director to the CIE board of directors. The MIRA was further amended on September 28, 2013 to apply the MIRA’s provisions to all shares of CIE common stock underlying option, restricted stock and restricted stock unit awards of CIE, restricts transfers of such shares, including shares delivered upon exercise or settlement of equity awards, and expands CIE’s repurchase right so that it applies to shares of CIE common stock underlying all types of equity awards that may be granted to employees and other service providers.

CIE Shared Services Agreement

CIE is party to a Shared Services Agreement with Caesars Entertainment and HIE Holdings, pursuant to which CEOC provides certain services to CIE. The agreement, among other things:

•	contemplates that CEOC will provide certain services related to accounting, risk management, tax, finance, recordkeeping, financial statement preparation and audit support, legal, treasury functions, regulatory compliance, information systems, office space and corporate and other centralized services;

•	allows the parties to modify the terms and conditions of Caesars Entertainment performance of any of the services and to request additional services from time to time; and

•	provides for payment of a service fee to Caesars Entertainment in exchange for the provision of services in an amount equal to the fully allocated cost of such services plus 10%.

CIE Cross Marketing and Trademark License Agreement

CIE is party to a cross marketing and trademark license agreement with each of Caesars World, Inc., Caesars License Company LLC, Caesars Entertainment and CEOC (the “Cross Marketing and Trademark License Agreement”). In addition to granting CIE the exclusive rights to use various brands of Caesars Entertainment in connection with social and mobile games and online real money gaming in exchange for a 3% royalty, this agreement also provides that CEOC will provide certain marketing and promotional activities for CIE, including its participation in the Total Rewards loyalty program, and CIE will provide certain marketing and promotional activities for Caesars Entertainment and CEOC. The agreement also provides for certain revenue share arrangements where CIE pays CEOC for customer referrals. This agreement is in effect until December 31, 2026, unless earlier terminated pursuant to the agreement’s terms. During the six months ended June 30, 2013 and the fiscal year ended December 31, 2012, CIE paid $0.4 million and $0.4 million, respectively, pursuant to the terms of the Cross Marketing and Trademark License Agreement.

Tax Matters Agreement

In connection with the contribution of CIE to Growth Partners, CIE will enter into a tax matters agreement with Caesars Entertainment (the “Tax Matters Agreement”). The Tax Matters Agreement will govern the respective rights, responsibilities, and obligations of Caesars Entertainment and CIE with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings, and other matters regarding taxes with respect to CIE. We expect the Tax Matters Agreement to be entered into at the closing of the Contribution Transactions. The Tax Matters Agreement will remain in effect until the parties agree in writing to its termination.

In general, under the Tax Matters Agreement:

•	CIE and Caesars Entertainment will agree to cooperate with each other in the preparation of tax returns and with regard to any audits related to the tax returns of CIE or Caesars Entertainment;

•	with respect to any period (or portion thereof) ending prior to CIE’s deconsolidation from Caesars Entertainment’s “consolidated group” for U.S. federal income tax purposes, Caesars Entertainment will pay (i) any U.S. federal income taxes of the “consolidated group” of which Caesars Entertainment is the common parent and (ii) any state or local income taxes that are determined on a consolidated, combined, or unitary basis, and if CIE (including any of CIE’s subsidiaries) is included in that consolidated, combined, or unitary group, CIE will pay Caesars Entertainment an amount equal to the amount of U.S. federal, state, or local income tax (as applicable) that CIE would have paid had CIE filed a separate consolidated U.S. federal, state, or local income tax return (as applicable) for any such period (or portion thereof), subject to certain adjustments;

•	with respect to any period (or portion thereof) beginning after CIE’s deconsolidation from Caesars Entertainment’s Consolidated Group, CIE will be responsible for any U.S. federal, state, or local income taxes of CIE and its subsidiaries;

•	Caesars Entertainment will be responsible for any U.S. federal, state, local, or foreign taxes due with respect to tax returns that include only Caesars Entertainment and/or its subsidiaries (excluding CIE and its subsidiaries); and

•	CIE will be responsible for any U.S. federal, state, local, or foreign taxes due with respect to tax returns that include only CIE and/or CIE’s subsidiaries.

Management Agreements

Planet Hollywood

PHW Las Vegas, LLC and PHW Manager, LLC entered into a hotel and casino management agreement dated as of February 19, 2010 that engages PHW Manager, LLC to manage and operate the Planet Hollywood Resort & Casino in Las Vegas, Nevada. The initial term of the agreement is 35 full calendar years, and may be extended by PHW Manager, LLC for two additional terms of 10 years each. PHW Manager, LLC is entitled to a base fee of 3% of adjusted gross operating revenue of PHW Las Vegas LLC and an incentive fee of 4.5% of EBITDAM of PHW Las Vegas, LLC for each operating year. In connection with the Transactions, PHW Las Vegas, LLC will assign the management agreement to a newly formed subsidiary that will hold Planet Hollywood and related assets, with the equity interests of such subsidiary to be purchased by Growth Partners.

Maryland Joint Venture

Caesars Baltimore Management Company, LLC, an indirect subsidiary of CEOC, and the Maryland Joint Venture, are party to a Management Agreement, dated October 23, 2012, that engages Caesars Baltimore Management Company, LLC to manage and operate the casino to be developed by the Maryland Joint Venture. The initial term of the agreement is until the 15th anniversary of the date on which the managed facilities open for business on an ongoing basis to the general public. Caesars Baltimore Management Company, LLC will have the right to extend the initial term for one additional ten year period. Caesars Baltimore Management Company, LLC is entitled to a base management fee of 2% of net operating revenues of the Maryland Joint Venture and an incentive management fee of 5% of EBITDA of the Maryland Joint Venture, except that in certain situations the incentive management fee may fall to 4%, 3% or 2% of EBITDA.

CIE’s Credit Agreement with Caesars Entertainment

On November 29, 2011, CIE entered into the second amended credit agreement with Caesars Entertainment whereby Caesars Entertainment agreed to provide CIE with a revolving credit facility of up to $146.9 million. The credit facility had an outstanding principal balance of $39.8 million at June 30, 2013, bears interest at a rate of LIBOR plus 5.0% and is due on November 29, 2016.

DESCRIPTION OF INDEBTEDNESS

CIE Credit Agreement

On November 29, 2011, CIE entered into the second amended credit agreement with Caesars Entertainment whereby Caesars Entertainment agreed to provide CIE with a revolving credit facility of up to $146.9 million. The credit facility had an outstanding principal balance of $39.8 million at June 30, 2013 and the outstanding loans bear interest at a rate equal to LIBOR plus 5.0%. No principal payments are required on the outstanding loans until their maturity on November 29, 2016. The credit facility does not contain any restrictive or affirmative covenants.

Convertible notes issued by CIE to a related party

On June 29, 2012, Caesars Interactive amended an agreement with Rock Gaming whereby a convertible promissory note with a maturity date of June 29, 2014 and a principal balance of $28.5 million was issued. This promissory note is convertible into 5,773.3717 shares of Caesars Interactive’s common stock upon the satisfaction of certain agreed upon events or at its maturity date.

In accordance with Caesars Interactive’s share purchase agreement with Rock Gaming dated March 30, 2012, a warrant was issued allowing Rock to purchase an additional 3,140.3474 shares of Caesars Interactive’s common stock for $19.2 million in cash. On November 15, 2012, Rock Gaming exercised the warrant. However, as Rock Gaming had not received all necessary gaming and regulatory approvals in order to own a five percent or greater interest in the CIE at the time the option was exercised, Caesars Interactive delivered to Rock Gaming an additional convertible promissory note, convertible into 3,140.3474 shares, with a principal balance of $19.2 million and a maturity date of June 29, 2014.

As of June 30, 2013, the total convertible promissory notes balance with Rock Gaming was $47.7 million.

Planet Hollywood Senior Secured Term Loan

In February 2010, CEOC acquired 100% of the equity interests of PHW Las Vegas, LLC, which owns the Planet Hollywood Resort and Casino. In connection with this transaction, PHW Las Vegas, LLC, assumed a $554.3 million senior secured term loan (the “PHW Loan”) and a subsidiary of CEOC canceled certain debt issued by PHW Las Vegas, LLC’s predecessor entities. The PHW Loan is secured by the assets of PHW Las Vegas, LLC. As of June 30, 2013, the PHW Loan had an outstanding principal balance of $513.2 million and bore interest at a rate equal to LIBOR plus 2.859%.

In connection with the CEOC acquisition and the assumption of debt, PHW Las Vegas, LLC entered into the Amended and Restated Loan Agreement with Wells Fargo Bank, N.A., as trustee for The Credit Suisse First Boston Mortgage Securities Corp. Commercial Mortgage Pass-Through Certificates, Series 2007-TFL2 (“Lender”). On October 26, 2011, PHW Las Vegas, LLC exercised the option to extend the maturity of the PHW Loan to December 9, 2013. The PHW Loan contains an additional extension option which, if exercised, would extend its maturity until April 2015. The conditions to extend the maturity date are (i) no default or event of default on the date that notice of the extension is given and on the first extended maturity date of December 9, 2013, (ii) notice of the election of the extension, (iii) the purchase of an interest rate cap (or provision of an acceptable alternative letter of credit or other support) with a strike price such that our Debt Service Coverage Ratio is at least 1.10:1.00 as of the first extended maturity date and (iv) the ratio of (a) the Adjusted Net Cash Flow (defined as gross income from operations less operating expenses less 3% of gross income from operations) for the trailing twelve calendar month period to (b) the outstanding principal balance of the PHW Loan as of the first extended maturity date is not less than 9%.

PHW Las Vegas, LLC may, at its option, voluntarily prepay the loan in whole or in part upon twenty (20) days prior written notice to Lender. PHW Las Vegas, LLC is required to prepay the PHW Loan in (i) the amount of any insurance proceeds received by Lender for which Lender is not obligated to make available to

PHW Las Vegas, LLC for restoration in accordance with the terms of the Amended and Restated Loan Agreement, (ii) the amount of any proceeds received from the operator of the timeshare property adjacent to the Planet Hollywood Resort and Casino, subject to the limitations set forth in the Amended and Restated Loan Agreement, and (iii) the amount of any excess cash remaining after application of the cash management provisions of the Amended and Restated Loan Agreement.

The PHW Loan includes negative covenants, subject to certain exceptions, restricting or limiting the ability of PHW Las Vegas, LLC to, among other things: (i) create liens on assets; (ii) consolidate, merge, sell or otherwise dispose of all or any part of its assets; (iii) engage in any business other than the ownership of the properties and business activities ancillary thereto; and (iv) forgive or release any claim or debt owed to PHW Las Vegas, LLC by any person, except in the ordinary course of business.

Horseshoe Baltimore Credit Facility

CBAC Borrower, LLC (“CBAC”), an indirect wholly-owned subsidiary of the Maryland Joint Venture, entered into a credit agreement on July 2, 2013 (the “Baltimore Credit Facility”) in order to finance the acquisition of land in Baltimore, Maryland and the construction of the Horseshoe Baltimore and a garage (collectively, the “Baltimore Development”). The Baltimore Credit Facility provides for (i) a $300.0 million senior secured term facility with a seven-year maturity, which is comprised of a $225.0 million facility that was funded upon the closing of the Baltimore Credit Facility, a $37.5 million delayed draw facility available from the closing of the Baltimore Credit Facility until the 12-month anniversary of the closing and a $37.5 million delayed draw facility available until the 18-month anniversary of the closing and (ii) a $10.0 million senior secured revolving facility with a five-year maturity. The Baltimore Credit Facility is secured by substantially all material assets of CBAC and its wholly-owned domestic subsidiaries. In connection with the foregoing, Caesars Baltimore Investment Company, LLC (“Caesars Baltimore”) and the other joint venture partners, which are Rock Gaming Mothership LLC, CVPR Gaming Holdings, LLC, STRON-MD Limited Partnership and PRT Two, LLC, each provided, on a several and not joint basis, a completion guarantee with respect to the Baltimore Development, which guarantees completion of the construction of the Baltimore Development, availability of contemplated working capital and the discharge, bonding or insuring over of certain liens in connection with the Baltimore Development. The maximum liability of Caesars Baltimore under its completion guarantee is approximately $9.1 million.

Pursuant to the Baltimore Credit Facility, Caesars Baltimore, together with its joint venture partners, was required to make cash contributions to CBAC to fund a total equity commitment to the Baltimore Development of $107.5 million. Each joint venture partner was required to fund equity contributions in proportion to its equity interest in CBAC. Except in the circumstances described above, none of Caesars Baltimore, CEOC or Caesars Entertainment has any material obligations under the Baltimore Credit Facility, and the Baltimore Credit Facility is non-recourse to Caesars Baltimore, CEOC and Caesars Entertainment.

CBAC is permitted to voluntarily prepay the loans under the Baltimore Credit Facility. CBAC is required to prepay the term loans under the Baltimore Credit Facility in (i) the amount of any insurance proceeds or asset sale proceeds, subject to certain re-investment rights, (ii) the amount of any debt incurred that is not permitted to be incurred under the Baltimore Credit Facility and (iii) an amount up to 50% of excess cash flow (as defined in the Baltimore Credit Facility), depending on the senior secured leverage ratio for the applicable period, beginning with the first full fiscal year of CBAC after the commencement of operations of the Baltimore Development. In addition, after the completion of two full fiscal quarters after commencement of operations of the Baltimore Development, the term loans under the Baltimore Credit Facility will amortize in equal quarterly installments in an aggregate annual amount equal to 1% of the original principal amount of the term loans.

The Baltimore Credit Facility contains customary affirmative covenants, subject to certain exceptions, requiring CBAC to, among other things, deliver annual and quarterly financial statements (following the commencement of operations of the Baltimore Development), annual budgets, construction progress reports and other notices, maintain its properties, maintain its books and records, maintain insurance, use commercially reasonable efforts to maintain a public rating for the term loans and comply with laws and material contracts.

The Baltimore Credit Facility contains customary negative covenants, subject to certain exceptions, restricting or limiting the ability of CBAC to, among other things, dispose of its assets and change its business or ownership, consummate mergers or acquisitions, make dividends, stock repurchases and optional redemptions of subordinated debt, incur debt and issue preferred stock, make loans and investments, create liens on its assets and enter into transactions with affiliates. In addition, the Baltimore Credit Facility includes a covenant prohibiting the senior secured leverage ratio from exceeding a specified ratio at any time after the second full fiscal quarter ending after the commencement of operations of the Baltimore Development.

Horseshoe Baltimore FF&E Facility

Concurrently with the closing of the Baltimore Credit Facility, CBAC entered into an equipment financing term loan facility for up to $30.0 million (the “Baltimore FF&E Facility”) with a syndicate of lenders, Wells Fargo Gaming Capital, LLC, as administrative agent and collateral agent, and Wells Fargo Securities LLC acting as arranger. Under the Baltimore FF&E Facility, CBAC may use funds from the facility to finance or reimburse the purchase price and certain related costs of furniture, furnishings and equipment (referred to as “FF&E”) to be used in the Baltimore Development. Proceeds of the Baltimore FF&E Facility will also be available to refinance the purchase price of FF&E purchased with other amounts available to CBAC (any such loans, “Refunding Baltimore FF&E Loans”). Draws under the Baltimore FF&E Facility may be made after the closing date and prior to the 18-month anniversary of the closing date, provided that a final draw of the unused commitment amount will be deposited into an escrow account pledged to the collateral agent for the Baltimore FF&E Facility at the end of the commitment period, and such funds will be available for subsequent financing of FF&E purchases. CBAC is not permitted to reduce the commitments under the Baltimore FF&E Facility. The Baltimore FF&E Facility will mature five years and six months after the closing of the facility.

During the commitment period, CBAC will be required to pay a monthly commitment fee equal to 2.25% per annum on the undrawn commitments. Interest will accrue on any outstanding Baltimore FF&E Facility loans at a rate equal to LIBOR plus 7.50%. Early voluntary prepayments of the loans under the Baltimore FF&E Facility (in whole but not in part) prior to the 30-month anniversary of the closing will be subject to a make-whole premium plus a prepayment penalty. Voluntary prepayments made: (i) after the end of the 30-month anniversary of the closing and prior to the 42-month anniversary of the closing are subject to a prepayment premium equal to 2.00%; (ii) after the 42-month anniversary of the closing and prior to the 54-month anniversary of the closing are subject to a prepayment premium of 1.00%; and (iii) after the 54-month anniversary of the closing are not subject to a prepayment premium. The Baltimore FF&E Facility will amortize in equal monthly installments commencing upon the earlier of 30 months after closing and the final completion date of the Baltimore Development, with a bullet payment at maturity.

The lenders under the Baltimore FF&E Facility will have first-priority liens over the assets purchased with proceeds of the facility and related documents, instruments and proceeds, including any previously purchased FF&E the purchase price of which is refinanced with Refunding Baltimore FF&E Loans, and over the escrow account into which the proceeds of the final draw will be deposited. The lenders under the Baltimore Credit Facility will not have a security interest in any such assets that secure the Baltimore FF&E Facility, and any FF&E that is included in the collateral prior to the incurrence of any Refunding Baltimore FF&E Loans, if any, will be automatically released upon the incurrence of any such Refunding Baltimore FF&E Loans. The Baltimore FF&E Facility have covenants and events of default substantially consistent with the Baltimore Credit Facility, and other restrictive covenants customary for FF&E facilities of this type.

DESCRIPTION OF CAPITAL STOCK

Upon the consummation of this offering and the Transactions, we will have the authority to issue 1,200,000,000 shares of capital stock, consisting of 300,000,000 shares of Class A common stock, par value $0.001 per share, and 900,000,00 shares of Class B common stock, par value $0.001 per share.

All of our existing stock is, and the shares of Class A common stock being offered by us in this offering will be, upon payment therefor, validly issued, fully paid and nonassessable. As of the date hereof and prior to the completion of this rights offering, there were, and will be, no holders of our common stock. The discussion below describes all of the material terms of our capital stock, Certificate of Incorporation and By-laws. For a complete description refer to our Certificate of Incorporation and By-laws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, and to the applicable provisions of the Delaware General Corporation Law (“DGCL”).

Common Stock

Voting Rights. The holders of the Class A common stock are entitled to one vote per share on all matters submitted for action by the stockholders. The holders of the Class B common stock shall not be entitled to vote on matters submitted for action by the stockholders unless otherwise required by law.

Dividend Rights. All shares of CAC’s Class A and Class B common stock are entitled to share equally in any dividends our Board may declare from legally available sources, subject to the distribution waterfall in connection with a liquidation and certain partial liquidations (as described below under “—Liquidation Right”).

Call Rights. After the third anniversary of the closing of the Transactions, Caesars Entertainment and/or its subsidiaries will have the right, which it may assign to any of its affiliates or to any transferee of all non-voting units of CGP LLC held by Caesars Entertainment and which only may be exercised under certain circumstances as described below, to acquire all or a portion of the voting units of CGP LLC, (or, at the election of CAC and subject to the approval of CAC’s stockholders, shares of CAC’s Class A common stock) not otherwise owned by Caesars Entertainment and/or its subsidiaries at such time. The purchase consideration may be, at Caesars Entertainment’s option, cash or shares of Caesars Entertainment’s common stock valued at market value, net of customary market discount and expenses, provided that the cash portion will not exceed 50% of the total consideration in any exercise of the call right. The purchase price will be the fair market value of the voting units of CGP LLC (or shares of CAC’s Class A common stock) at such time based on an independent appraisal, subject to (i) a minimum purchase price equal to the capital contribution in respect of such units plus a 10.5% per annum return on such capital contribution, or (ii) a maximum purchase price equal to the capital contribution in respect of such units plus a 25% per annum return on such capital contribution, in either case, taking into account prior distributions (other than tax distributions) with respect to such units.

The call right may be exercisable in part by Caesars Entertainment (up to three times), but until the call right is exercised in full, any voting units of CGP LLC or shares of CAC’s Class A common stock acquired by Caesars Entertainment will be converted into non-voting units of CGP LLC (or CAC’s Class B common stock). Additionally, the call right may only be exercised by Caesars Entertainment and/or its subsidiaries if, at the time of such exercise, (w) Caesars Entertainment and CAC enter into a resale registration rights agreement with respect to the shares of Caesars Entertainment common stock used as all or a portion of the purchase consideration in connection with the exercise of the call right, (x) the common stock of Caesars Entertainment (i) is registered with the Securities and Exchange Commission, (ii) is listed for trading and trades on a national securities exchange, and (iii) issuable upon exercise of the call right will represent, in the aggregate, not more than one half of the total Caesars Entertainment’s common stock issued and outstanding giving effect to the exercise of the call right, (y) Caesars Entertainment has a minimum liquidity of $1.0 billion and a maximum net debt leverage ratio of 9.00 to 1.00, and (z) no event of default has occurred and is in effect under any financing agreement of Caesars Entertainment or its subsidiaries. Further, in the event that a stockholder vote of Caesars Entertainment is required in connection with the exercise of such call right, receipt of affirmative approval of such vote will be a condition to the exercise of the call right and at the closing of the Transactions, affiliates of the Sponsors will enter into a voting support agreement in favor of any such stockholder approval. In addition, a majority of the independent directors of the board of directors of Caesars Entertainment must approve the exercise of the call right by Caesars Entertainment and/or its subsidiaries. The call right will be transferable to a transferee that also receives a transfer of all the non-voting units of CGP LLC, and exercisable by the transferee upon the same terms and conditions (including same consideration in the form of Caesars Entertainment stock) as apply to Caesars Entertainment and its subsidiaries.

For information with respect to Caesars Entertainment and its common stock, you may refer to the annual and quarterly reports and other information that Caesars Entertainment files with the SEC. Caesars Entertainment’s filings are available to the public from commercial document retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

Liquidation Right. Upon liquidation, partial liquidation or sale of material assets of CAC, whether voluntary or involuntary, or the liquidation of Growth Partners, all shares of CAC’s Class A and Class B common stock are entitled to share in the assets legally available for distribution to stockholders as described below.

Following the fifth anniversary of the closing of the Transactions and until the eighth year six month anniversary of the closing of the Transactions, our Board will have the right to cause a liquidation of CGP LLC, including the sale or winding up of CGP LLC, or other monetization of all of its assets and the distribution of the proceeds remaining after satisfaction of all liabilities of CGP LLC to the holders of CGP LLC’s units according to the waterfall described below. On the eighth year and six month anniversary of the closing of the Transactions (unless otherwise agreed by Caesars Entertainment and CAC), if our Board has not previously exercised its liquidation right, CGP LLC shall, and our Board shall cause CGP LLC to, effect a liquidation.

Upon a liquidation and certain partial liquidations, all net cash and other assets not monetizable of Growth Partners shall, subject to applicable laws, be distributed as follows: (i) first, to all units held by CAC until amounts distributed equal return of CAC’s capital contribution (less the Capital Shift Amount) plus a 10.5% per annum of return on such capital contribution (such return to begin accruing on the proceeds in excess of the purchase price of Planet Hollywood, Horseshoe Baltimore and 50% of the related management fees only upon the investment of such excess proceeds by Growth Partners); (ii) second, to all units held by Caesars Entertainment and/or its subsidiaries until Caesars Entertainment catches up (on a per unit basis) to its respective amount distributed in provision (i) (including the 10.5% per annum of return on the capital contribution) and Caesars Entertainment receives the Capital Shift Amount and (iii) third, to all holders of units pro rata.

The structure pursuant to which Growth Partners will effect a liquidating distribution, sale of Growth Partners or other similar transaction that provides liquidity to the holders of Growth Partners’ units as described above will be determined by a special-purpose Liquidation Committee that will include representatives from Caesars Entertainment and CAC. In connection with any liquidation of Growth Partners, CAC will have an approval right over any sale or other monetization of assets of Growth Partners that would not exceed the greater of (x) the book value of CGP LLC, and (y) the value of CGP LLC as determined by an appraiser selected by CAC.

Registration Rights. As set forth in the CGP Operating Agreement, on and after the fifth anniversary of the closing of the Transactions, the non-voting units of CGP LLC will be exchangeable into CAC’s Class B common stock with equivalent terms to the non-voting units of CGP LLC and with the addition of rights to have all such non-voting shares registered under the Securities Act, pursuant to demand and shelf registration rights. The terms of the demand and shelf registration rights will be governed by the Registration Rights Agreement.

Other Matters. The holders of CAC’s Class A and Class B common stock have no preemptive or conversion rights other than the mandatory conversion of CAC’s Class A common stock into CAC’s Class B common stock upon a partial exercise of the call right and the mandatory conversion of CAC’s Class B common stock into CAC’s Class A common stock pursuant to an exercise of the call right in its entirety, and CAC’s Class A and

Class B common stock is not subject to further assessments by CAC. There are no redemption or sinking fund provisions applicable to the common stock except those described below under “—Certain Redemption Provisions.” Except as described below under “—Certain Anti-Takeover, Limited Liability and Indemnification Provisions,” a majority vote of the outstanding voting power of the Class A common stockholders is generally required to take action under our Certificate of Incorporation and By-laws.

Certain Redemption Provisions

CAC’s Certificate of Incorporation contains provisions establishing the right to redeem the securities of disqualified holders if necessary to avoid any regulatory sanctions, to prevent the loss or to secure the reinstatement of any license or franchise, or if such holder is determined by any gaming regulatory agency to be unsuitable, has an application for a license or permit denied or rejected, or has a previously issued license or permit rescinded, suspended, revoked or not renewed. The Certificate of Incorporation will also contain provisions defining the redemption price and the rights of a disqualified stockholder.

Certain Anti-Takeover, Limited Liability and Indemnification Provisions

We are governed by the DGCL. CAC’s Certificate of Incorporation and By-laws will contain provisions that could make more difficult the acquisition of us by means of a tender offer, a proxy contest or otherwise, or to remove or place our current management.

Requirements for Advance Notification of Stockholder Nominations and Proposals. The By-laws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board or one of its committees.

Delaware Anti-Takeover Law. CAC is a Delaware corporation that has elected not to be subject to Section 203 of the DGCL. Under Section 203, certain “business combinations” between a Delaware corporation whose stock generally is publicly traded or held of record by more than 2,000 holders and an “interested stockholder” are prohibited for a three-year period following the date that such stockholder became an interested stockholder, unless:

•	the corporation has elected in its Certificate of Incorporation not to be governed by Section 203;

•	the business combination or the transaction which resulted in the stockholder becoming an interested stockholder was approved by the board of directors of the corporation before such stockholder became an interested stockholder;

•	upon consummation of the transaction that made such stockholder an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender stock held by the plan in a tender or exchange offer; or

•	the business combination is approved by the board of directors of the corporation and authorized at a meeting by two-thirds of the voting stock which the interested stockholder did not own.

The three-year prohibition also does not apply to some business combinations proposed by an interested stockholder following the announcement or notification of an extraordinary transaction involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors. The term “business combination” is defined generally to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries, and transactions which increase an interested stockholder’s percentage ownership of stock. The term “interested stockholder” is defined generally as those stockholders who become beneficial owners of 15% or more of a Delaware corporation’s voting stock, together with the affiliates or associates of that stockholder.

Classified Board and Cumulative Voting. The Certificate of Incorporation and By-laws will provide for a classified board of directors, pursuant to which the board of directors will be divided into three classes of directors whose members will serve three-year staggered terms. The Certificate of Incorporation will also prohibit cumulative voting by stockholders in connection with the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates.

Removal of Directors. The Certificate of Incorporation and By-laws will provide that a director may be removed from office at any time, but only for cause and only by affirmative vote of at least two-thirds of the shares entitled to vote generally in the election of directors.

Number of Directors and Vacancies. The By-laws will permit the number of directors to be fixed only by an affirmative vote of at least two-thirds of the members of the board, and any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may only be filled by vote of at least two-thirds of our directors then in office, whether such vacancy occurs as a result of an increase in the number of directors or otherwise.

Amendments to Certificate of Incorporation and By-laws. The Certification of Incorporation will provide that any amendment to its By-laws will require the affirmative vote or written consent of at least a majority of the outstanding shares of each class or series of common stock, voting separately as a class. The Certificate of Incorporation will also provide that any amendment to the Certificate of Incorporation relating to preferences, privileges, designations, voting power and relative rights of the shares of common stock, stockholder meetings, amendments to our By-laws or Certificate of Incorporation and the election or classification of the Board will require the affirmative vote or written consent of a majority of the outstanding shares of each class or series of common stock, voting separately as a class.

Special Meetings of Stockholders. The By-laws will provide that, except as otherwise required by law, special meetings of stockholders can only be called by our board of directors.

Actions by Written Consent. The By-laws will prohibit stockholders from acting by written consent if less than 50.1% of our outstanding common stock is owned by affiliates of the Sponsors.

Limitation of Officer and Director Liability and Indemnification Arrangements. CAC’s Certificate of Incorporation limits the liability of our officers and directors to the maximum extent permitted by Delaware law. Delaware law provides that directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

This charter provision has no effect on any non-monetary remedies that may be available to CAC or its stockholders, nor does it relieve CAC or its officers or directors from compliance with federal or state securities laws. The certificate also generally provides that CAC shall indemnify, to the fullest extent permitted by law, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, investigation, administrative hearing or any other proceeding by reason of the fact that he is or was a director or officer of CAC, or is or was serving at our request as a director, officer, employee or agent of another entity, against expenses incurred by him in connection with such proceeding. An officer or director shall not be entitled to indemnification by CAC if:

•	the officer or director did not act in good faith and in a manner reasonably believed to be in, or not opposed to, CAC’s best interests; or

•	with respect to any criminal action or proceeding, the officer or director had reasonable cause to believe his conduct was unlawful.

These charter and by-law provisions and provisions of Delaware law may have the effect of delaying, deterring or preventing a change of control of CAC.

Amendments to Certificate of Incorporation or By-laws

The Certification of Incorporation will provide that any amendment to its By-laws will require the affirmative vote or written consent of at least a majority of the outstanding shares of each class or series of common stock, voting separately as a class. The Certificate of Incorporation will also provide that any amendment to the Certificate of Incorporation relating to preferences, privileges, designations, voting power and relative rights of the shares of common stock, stockholder meetings, amendments to our By-laws or Certificate of Incorporation and the election or classification of the Board will require the affirmative vote or written consent of a majority of the outstanding shares of each class or series of common stock, voting separately as a class

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock will be Computershare Trust Company, N.A., Canton, Massachusetts.

Listing

We have applied to list shares of our Class A common stock for trading on the NASDAQ Global Select Market under the symbol “CGP”; however, we cannot assure you that we will achieve a listing upon completion of this offering or thereafter. The listing is subject to approval of our application.

PLAN OF DISTRIBUTION

Caesars Entertainment will offer the shares of CAC’s Class A common stock under the terms of the non-transferable subscription rights that it will distribute to its stockholders as of the record date.

There is currently no established public market for our Class A common stock. We have applied to list shares of our Class A common stock for trading on the NASDAQ Global Select Market under the symbol “CGP” and expect that trading on the NASDAQ Global Select Market will begin the first trading day after the completion of this offering upon which CAC has met the listing criteria and been approved for listing by the NASDAQ Global Select Market. However, we cannot assure you that we will achieve a listing upon completion of this offering or thereafter.

Each of Credit Suisse Securities (USA) LLC, Citigroup Global Markets Inc. and Deutsche Bank Securities Inc. is serving as the Solicitation Agent, including the solicitation or exercise of rights in the rights offering. Each of Credit Suisse Securities (USA) LLC, Citigroup Global Markets Inc. and Deutsche Bank Securities Inc. will be an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act with respect to the sale of CAC’s Class A common stock. We have agreed to indemnify each of Credit Suisse Securities (USA) LLC, Citigroup Global Markets Inc. and Deutsche Bank Securities Inc. against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the several underwriters may be required to make in respect of those liabilities. Because each of Credit Suisse Securities (USA) LLC, Citigroup Global Markets Inc. and Deutsche Bank Securities Inc. will be an underwriter, each of Credit Suisse Securities (USA) LLC, Citigroup Global Markets Inc. and Deutsche Bank Securities Inc. will be subject to the prospectus delivery requirements of the Securities Act and will be subject to certain statutory liabilities, including, but not limited to, under the Securities Act and the Exchange Act.

Caesars Entertainment has agreed to pay the Solicitation Agent, as well as the Subscription Agent and the Information Agent, customary fees plus certain expenses in connection with the rights offering.

In connection with the offering, each of Credit Suisse Securities (USA) LLC, Citigroup Global Markets Inc. and Deutsche Bank Securities Inc. may purchase and sell shares of our Class A common stock in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions and stabilizing purchases. Purchases to cover short positions and stabilizing purchases, as well as other purchases by each of Credit Suisse Securities (USA) LLC, Citigroup Global Markets Inc. and Deutsche Bank Securities Inc. for their own accounts, may have the effect of preventing or retarding a decline of the market price of our Class A common stock. They may also cause the price of the shares of our Class A common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. Each of Credit Suisse Securities (USA) LLC, Citigroup Global Markets Inc. and Deutsche Bank Securities Inc. may conduct these transactions on the NASDAQ Global Select Market, in the over-the-counter market or otherwise. If any of Credit Suisse Securities (USA) LLC, Citigroup Global Markets Inc. and Deutsche Bank Securities Inc. commence any of these transactions, they may discontinue them at any time.

THE RIGHTS OFFERING

The Subscription Rights

Caesars Entertainment is distributing to the record holders of its common stock as of the record date, non-transferable subscription rights to purchase shares of CAC’s Class A common stock at a price of $8.64 per share. Each holder of record of Caesars Entertainment’s common stock will receive one subscription right for each share of Class A common stock owned by that holder as of 5:00 p.m., New York City time, on October 17, 2013, the record date. Each subscription right will entitle the holder to purchase one share of CAC’s Class A common stock. Each subscription right entitles the holder to a basic subscription right and an over-subscription privilege. The subscription rights entitle the holders of subscription rights to purchase an aggregate of 136,880,221 shares for an aggregate purchase price of $1,182.6 million. See “Risk Factors—Risks Related to the Rights Offering—The subscription rights are not transferable, and there is no market for the subscription rights.”

Caesars Entertainment may withdraw and cancel the rights offering if, at any time prior to its expiration, the board of directors of Caesars Entertainment determines, in its sole discretion, not to proceed with the Transactions on the terms contemplated and as described under “Certain Relationships and Related Party Transactions—Transaction Agreement.” If Caesars Entertainment cancels the rights offering, Caesars Entertainment will issue a press release notifying stockholders of the cancellation, and the Subscription Agent will return all subscription payments to the subscribers, without interest or penalty, as soon as practicable.

Basic Subscription Right. With your basic subscription right, you may purchase one share of Class A common stock per subscription right, subject to delivery of the required documents and payment of the subscription price of $8.64 per whole share, before the rights offering expires. You may exercise all or a portion of your basic subscription right, you may choose not to exercise any of your subscription rights or you may choose to retain all or a portion of your subscription right not exercised. If you do not exercise your basic subscription rights in full, you will not be entitled to purchase any shares under your over-subscription privilege. If you elect to retain any or all of your subscription rights that are not exercised, you must return a completed and signed rights certificate with the appropriate election to the Subscription Agent before the rights offering expires on November 2, 2013, at 5:00 p.m. New York City time or, if exercised by mail postmarked on or before the expiration date, the Mail Deadline. For the avoidance of doubt, you may not elect to retain more than the number of basic subscription rights actually issued to you. Shares of Class A common stock underlying retained basic subscription rights will not be available for subscription pursuant to the over-subscription privilege.

Fractional shares or cash in lieu of fractional shares will not be issued in this rights offering. Instead, fractional shares resulting from the exercise of the basic subscription right will be eliminated by rounding up to the nearest whole share.

For example, if you owned 1,000 shares of Caesars Entertainment’s common stock on the record date, you would have received 1,000 subscription rights and would have the right to purchase 1,000 shares of CAC’s Class A common stock for $8.64 per whole share, subject to, if applicable, any part of the subscription price that is used to reimburse withholding taxes (including backup withholding taxes) paid by Caesars Entertainment on behalf of a subscribing stockholder. See “Questions and Answers About the Company and the Rights Offering—How will I be impacted if the distribution of rights to me is subject to withholding tax?”.

Caesars Entertainment will credit your account or the account of your nominee record holder with shares of CAC’s Class A common stock that you purchased with the basic subscription right as soon as practicable after the rights offering has expired.

If as a result of the exercise of your basic subscription rights you will beneficially own 5% or more of CAC’s outstanding Class A common stock, you may be required to be licensed or qualified or obtain a waiver from one or more applicable gaming regulatory authorities. If you fail to apply for and obtain such license, qualification or waiver, your shares of CAC’s Class A common stock may be redeemed by CAC in accordance with the provisions of CAC’s Certificate of Incorporation.

All shares of CAC’s Class A common stock purchased pursuant to the exercise of the subscription rights will be issued by way of direct registration in book-entry form. Registration in book-entry form refers to a method of recording share ownership when no physical share certificates are issued.

Over-subscription Privilege. If you purchase all shares of CAC’s Class A common stock available to you pursuant to your basic subscription rights, you may also choose to purchase a portion of any shares of Class A common stock that other holders of subscription rights do not purchase through the exercise of their basic subscription rights. Over-subscription privileges will only be available with respect to shares of CAC’s Class A common stock underlying basic subscription rights that are not exercised or affirmatively retained by the holders of such basic subscription rights. If as a result of the exercise of any over-subscription privileges you will beneficially own 5% or more of CAC’s outstanding Class A common stock, you may be required to be licensed or qualified or obtain a waiver from one or more applicable gaming regulatory authorities. If you fail to apply for and obtain such license, qualification or waiver, your shares of CAC’s Class A common stock may be redeemed by CAC in accordance with the provisions of CAC’s Certificate of Incorporation.

Affiliates and co-investors of the Sponsors are also eligible to exercise the oversubscription privilege. Affiliates of the Sponsors have advised Caesars Entertainment that they intend to exercise, if necessary, their over-subscription privilege for an amount such that subscription rights of at least $500.0 million are exercised in total. If co-investors of the Sponsors elect not to exercise any of their basic subscription rights, affiliates of the Sponsors, which control the co-invest vehicles, will cause the co-invest vehicles to retain the basic subscription rights not exercised by the co-investors.

Only holders who fully exercise all of their basic subscription rights may participate in the over-subscription privilege. If you wish to exercise your over-subscription privilege, you must indicate on your rights certificate, or the form provided by your nominee if your shares are held in the name of a nominee, how many additional shares of Class A common stock you would like to purchase pursuant to your over-subscription privilege, and provide payment as described below. If subscription rights for less than $500.0 million are exercised, including through exercises of over-subscription privileges, affiliates of the Sponsors may exercise their over-subscription privilege for an amount such that subscription rights of at least $500.0 million are exercised in total.

Shares of our Class A common stock will be allocated in the rights offering as follows:

•	First, shares will be allocated to holders of rights who exercise their basic subscription rights at a ratio of one share of Class A common stock per exercised subscription right.

•	Second, any remaining shares underlying basic subscription rights that were not exercised or affirmatively retained will be allocated among the holders of rights who exercise the over-subscription privilege, in accordance with the following formula:

•	Each holder who exercises the over-subscription privilege will be allocated a percentage of the remaining shares equal to the percentage that results from dividing (i) the number of basic subscription rights which that holder exercised by (ii) the number of basic subscription rights which all holders who wish to participate in the over-subscription privilege exercised. Such percentage could result in the allocation of more or fewer over-subscription shares than the holder requested to purchase through the exercise of the over-subscription privilege.

For example, if Stockholder A holds 200 subscription rights and Stockholder B holds 300 subscription rights and they are the only two stockholders who exercise the over-subscription privilege, Stockholder A will be allocated 40% and Stockholder B will be allocated 60% of all remaining shares available. (Example A)

•	Third, if the allocation of remaining shares pursuant to the formula described above in the second step would result in any holder receiving a greater number of shares of Class A common stock than that holder subscribed for pursuant to the over-subscription privilege, then such holder will be allocated only that number of shares for which the holder over-subscribed.

For example, if Stockholder A is allocated 100 shares pursuant to the formula described above but subscribed for only 40 additional shares pursuant to the over-subscription privilege, Stockholder A’s allocation would be reduced to 40 shares. (Example B)

•	Fourth, any shares of Class A common stock that remain available as a result of the allocation described above being greater than a holder’s over-subscription request (the 60 additional shares in Example B above) will be allocated among all remaining holders who exercised the over-subscription privilege and whose initial allocations were less than the number of shares they requested. This second allocation will be made pursuant to the same formula described above and repeated, if necessary, until all available shares of our Class A common stock have been allocated or all over-subscription requests have been satisfied in full.

To properly exercise your over-subscription privilege, you must deliver the subscription payment related to your over-subscription privilege before the rights offering expires. Because we will not know the total number of unsubscribed shares of Class A common stock before the rights offering expires, if you wish to maximize the number of CAC shares you purchase pursuant to your over-subscription privilege, you will need to deliver payment in an amount equal to the aggregate subscription price for the maximum number of shares that could be available to you at the time you exercise your basic subscription rights (i.e., the aggregate payment for both your basic subscription right and for all additional shares you desire to purchase pursuant to your over-subscription request). Any excess subscription payments received by the Subscription Agent, including payments for additional shares you requested to purchase pursuant to the over-subscription privilege but which were not allocated to you, will be returned, without interest or penalty, as soon as practicable following the expiration of the rights offering.

Fractional shares resulting from the exercise of the over-subscription privilege will be eliminated by rounding up to the nearest whole share. Computershare Trust Company, N.A., our Subscription Agent for the rights offering, will determine, in its sole discretion, the over-subscription allocation based on the formula described above.

We can provide no assurances that you will actually be entitled to purchase the number of shares of Class A common stock issuable upon the exercise of your over-subscription privilege in full at the expiration of the rights offering. Caesars Entertainment will not be able to satisfy any orders for shares pursuant to the over-subscription privilege if all holders of rights exercise their basic subscription rights in full.

Reasons for the Rights Offering

Caesars Entertainment’s board of directors has determined that pursuing the Transactions, in which the rights offering forms an integral part, is in the best interests of Caesars Entertainment and its stockholders, and that the rights offering for CAC would provide the following expected benefits, among other things:

•	Opportunity for Investors. Caesars Entertainment’s board of directors believes that the rights offering will benefit its stockholders by giving them access to a growth-oriented investment vehicle and the ability to obtain an indirect ownership in Growth Partners, a company with a simple and flexible structure that will provide a competitive advantage in the pursuit of high return, capital intensive investment opportunities in land-based casino gaming, regulated online real money gaming, and social and mobile games.

•	Growth focus and Flexibility. Growth Partners’ flexible capital structure provides it with the ability to bid on and develop new projects in new and expanding markets quickly without the constraints of a more complex capital structure. We believe that Growth Partners’ capital structure will provide access to the equity and debt markets for additional liquidity, which will position Growth Partners to capitalize on new growth opportunities.

•	Stockholder Flexibility to Own CAC Businesses. Because the subscription rights are being distributed, at no charge, to Caesars Entertainment’s existing stockholders, stockholders will have the choice to hold shares in both companies or in either company separately.

•	Access to Additional Funding. Caesars Entertainment’s board of directors also believes that the Transactions will provide Caesars Entertainment access to additional funding without diluting its existing shareholders or losing the benefit of owning potential high growth assets, and without incurring additional debt.

Principal Stockholders

As of the date hereof, Hamlet Holdings beneficially owns approximately 64.0% of the common stock of Caesars Entertainment.

Affiliates of the Sponsors have advised Caesars Entertainment that they intend to exercise their basic subscription rights in full for $457.8 million and intend to exercise, if necessary, their over-subscription privilege for an amount such that subscription rights of at least $500.0 million are exercised in total, though they have not entered into any agreement to do so. Consummation of the Transactions is contingent on the exercise of subscription rights of at least $500.0 million in total. In addition, affiliates of the Sponsors may exercise their over-subscription privilege in full, such that they will purchase the maximum number of shares allocated to them under the over-subscription privilege. As a result, following the completion of the rights offering and the granting of the Sponsor CAC Proxy, we expect Hamlet Holdings will beneficially own at least approximately 51.8% of our Class A common stock. Affiliates of the Sponsors, through the Sponsor CAC Proxy, may increase Hamlet Holdings’ percentage beneficial ownership of CAC through their exercise of the over-subscription privilege, through open market purchases of CAC’s Class A common stock or otherwise. Consequently, depending on whether other holders of subscription rights exercise their subscription rights, Hamlet Holdings may control up to 100% of our outstanding Class A common stock following the completion of the rights offering.

As a result of Hamlet Holdings beneficially owning more than 50% of our Class A common stock, we will qualify as and, if listed, elect to be a “controlled company” under the NASDAQ Marketplace rules following the completion of the rights offering and the listing of our Class A common stock, if any. This election would allow us to rely on exemptions from certain corporate governance requirements otherwise applicable to NASDAQ-listed companies.

You should not view the intentions of affiliates of the Sponsors as a recommendation or other indication, by them or any member of Caesars Entertainment’s or CAC’s boards of directors, regarding whether the exercise of the subscription rights or the exercise of the over-subscription privilege is or is not in your best interests.

Conditions, Withdrawal and Cancellation

Caesars Entertainment’s obligation to commence the rights offering and CAC’s obligation to distribute the shares of CAC’s Class A common stock subscribed for in the rights offering and to close the Transactions is conditioned upon the satisfaction or waiver by Caesars Entertainment or CAC, as applicable, of the following conditions:

•	Caesars Entertainment’s board of directors shall have authorized and approved the Transactions and not withdrawn such authorization and approval, and shall have declared the dividend of the subscription rights to Caesars Entertainment stockholders;

•	each of the agreements to be entered into between Caesars Entertainment, CAC and Growth Partners governing the Transactions shall have been executed by each party thereto and all the actions required to be performed prior to the closing of the rights offering shall have been completed;

•	the exercise of subscription rights of at least $500.0 million in total;

•	the receipt of required regulatory approvals from applicable gaming and other regulatory authorities;

•	the receipt of required lenders’ approval (and any requirements the lenders may impose) with respect to the purchase of Planet Hollywood;

•	the SEC shall have declared effective our Registration Statement on Form S-1, of which this prospectus is a part, under the Securities Act, and no stop order suspending the effectiveness of the Registration Statement shall be in effect, and no proceedings for such purpose shall be pending before or threatened by the SEC;

•	no order, injunction or decree issued by any governmental authority of competent jurisdiction or other legal restraint or prohibition preventing consummation of the Transactions shall be in effect, and no other event outside the control of Caesars Entertainment shall have occurred or failed to occur that prevents the consummation of the Transactions;

•	the individuals listed as members of our post-Transactions board of directors in this prospectus shall have been duly elected; and

•	our Certificate of Incorporation and By-laws, each in substantially the form filed as an exhibit to the Registration Statement of which this prospectus forms a part, shall be in effect.

The fulfillment or waiver of the foregoing conditions will not create any obligation on the part of Caesars Entertainment to close the rights offering.

In addition, Caesars Entertainment reserves the right to withdraw and cancel the rights offering if, at any time prior to its expiration, the board of directors of Caesars Entertainment determines, in its sole discretion, not to proceed with the Transactions on the terms contemplated and as described under “Certain Relationships and Related Party Transactions—Transaction Agreement.” If Caesars Entertainment cancels the rights offering, it will issue a press release notifying stockholders of the cancellation.

If CAC cancels the rights offering, all affected subscription rights will expire without value, and all subscription payments received by the Subscription Agent will be returned, without interest, as soon as practicable following the cancellation of the rights offering. See “Risk Factors—Risks Related to the Rights Offering—Caesars Entertainment may cancel the rights offering at any time prior to the expiration of the rights offering and in such case neither Caesars Entertainment nor the Subscription Agent will have any obligation to you except to return your exercise payments.”

Effect of the Rights Offering on Outstanding Common Stock of Caesars Entertainment

The issuance of CAC shares in the rights offering will not affect the number of shares of Caesars Entertainment’s common stock you own or your percentage ownership of Caesars Entertainment. If you do not exercise your subscription rights to purchase shares of CAC’s Class A common stock, following the consummation of the Transactions your indirect ownership interest in the business of Growth Partners will be decreased as CAC will use the net proceeds of this offering to acquire voting units in CGP LLC.

The trading price of Caesars Entertainment’s common stock immediately following the rights offering may be higher or lower than immediately prior to the rights offering because Caesars Entertainment’s ownership of Growth Partners will decrease, after giving effect to the use of proceeds from this offering, and a smaller portion of earnings from Growth Partners’ assets will be reflected in Caesars Entertainment’s earnings. CAC will receive cash proceeds of approximately $1,182.6 million as a result of the sale of CAC’s Class A common stock (assuming the subscription rights are exercised in full).

Method of Exercising Subscription Rights

The exercise of subscription rights is irrevocable and may not be cancelled or modified. However, exercises of subscription rights will be revocable if there is a fundamental change to the terms of this offering and related transactions. You may exercise your subscription rights as follows:

Subscription by Registered Holders. If you are a registered holder of Caesars Entertainment’s common stock, the number of shares of CAC’s Class A common stock you may purchase pursuant to your basic subscription right will be indicated on the rights certificate that you receive. You may exercise your subscription rights by properly completing and duly executing the rights certificate and forwarding it, together with your full payment, to the Subscription Agent at the address given below under “—Subscription Agent and Information Agent,” to be received before 5:00 p.m., New York City time, on November 2, 2013 or, if you send your duly executed rights certificate and payment by mail postmarked on or before the expiration date, before the Mail Deadline. In certain cases, you may be required to provide additional documentation if you are signing the rights certificate as a fiduciary or representative of the registered holder(s).

Subscription by Beneficial Owners. If you are a beneficial owner of shares of Caesars Entertainment’s common stock that are registered in the name of a broker, dealer, custodian bank or other nominee, you will not receive a rights certificate. Instead, DTC will electronically issue one subscription right to your nominee record holder for every share of Caesars Entertainment’s common stock that you own as of the record date. If you are not contacted by your nominee, you should promptly contact your nominee in order to subscribe for shares of our Class A common stock in the rights offering.

Payment Method

Your payment of the subscription price must be made in U.S. dollars for the full number of shares of Class A common stock that you wish to acquire in the rights offering by cashier’s or certified check drawn upon a United States bank, or a personal check that clears within two business days of the expiration date of the rights offering, payable to the Subscription Agent at the address set forth below under the heading “Subscription Agent and Information Agent.” Your payment must be delivered to the Subscription Agent prior to the expiration of the rights offering. If you wish to use any other form of payment, you must obtain the prior approval of the Subscription Agent and make arrangements in advance with the Subscription Agent for the delivery of such payment. If paying by uncertified personal check, please be aware that funds paid in this manner may take at least five business days to clear. We urge you to consider using a cashier’s or certified check as we will not be responsible for any delays in processing personal checks, even if such delays result in your rights not being exercised. Payment received after the expiration of the rights offering will not be honored, and the Subscription Agent will return your payment to you, without interest or penalty, as soon as practicable.

You should carefully read and strictly follow the instruction letter and any other documents accompanying the rights certificate. Do not send subscription documents, rights certificates or payments directly to us or to Caesars Entertainment. Caesars Entertainment will not consider your subscription received until the Subscription Agent has received delivery of a properly completed and duly executed rights certificate and payment of the full subscription amount. The risk of delivery of all subscription documents, rights certificates and payments is borne by the holders of subscription rights, not by the Subscription Agent, Caesars Entertainment or us. If sent by mail, we recommend that you send those rights certificates and payments by overnight courier or by registered mail, properly insured, with return receipt requested, and that you allow a sufficient number of days to ensure delivery to the Subscription Agent.

If you hold your shares of Caesars Entertainment’s common stock in the name of a custodian bank, broker, dealer or other nominee and wish to purchase shares of our Class A common stock, you should contact your nominee as soon as possible regarding the exercise of the subscription rights and the payment for the shares of our Class A common stock.

Medallion Guarantee May Be Required

Your signature on your rights certificate must be guaranteed by an eligible institution, such as a member firm of a registered national securities exchange or a member of the Financial Industry Regulatory Authority, Inc., or a commercial bank or trust company having an office or correspondent in the United States, subject to standards and procedures adopted by the Subscription Agent, unless:

•	you provide on the rights certificate that shares are to be delivered to you as record holder of those subscription rights; or

•	you are an eligible institution.

Missing or Incomplete Subscription Information

If you hold your shares of Caesars Entertainment common stock in the name of a custodian bank, broker, dealer or other nominee, the nominee will exercise the subscription rights on your behalf in accordance with your instructions. Your nominee may establish a deadline that may be before the 5:00 p.m., New York City time, November 2, 2013 expiration date that Caesars Entertainment has established for the rights offering. If you send a payment that is insufficient to purchase the number of shares of Class A common stock you requested, or if the number of shares you requested is not specified in the forms, the payment received will be applied to exercise your subscription rights to the fullest extent possible based on the amount of the payment received, subject to the availability of shares under the over-subscription privilege and the elimination of fractional shares. Any excess subscription payments received by the Subscription Agent will be returned, without interest, as soon as practicable following the expiration of the rights offering.

Expiration Date

The subscription period, during which you may exercise your subscription rights, expires at 5:00 p.m., New York City time, on November 2, 2013, which is the expiration of the rights offering. If you do not exercise your subscription rights before that time, your subscription rights will be void, of no value and will cease to be exercisable for shares of CAC’s Class A common stock, unless such subscription rights are exercised by mail that is postmarked on or before the expiration date of the rights offering and are received by the Subscription Agent before 5:00 p.m., New York City time, on November 5, 2013, the second business day after the expiration date of the rights offering. CAC will not be required to sell CAC shares to you if the Subscription Agent receives your rights certificate or your subscription payment after that time.

If you hold your shares of Caesars Entertainment’s common stock in the name of a broker, dealer, custodian bank or other nominee, the nominee will exercise the subscription rights on your behalf in accordance with your instructions. Please note that the nominee may establish a deadline that may be before the 5:00 p.m., New York City time, November 2, 2013 expiration date that CAC has established for the rights offering.

Determination of Subscription Price

In determining the subscription price, the board of directors of CAC considered, among other things, the valuation of assets sold and contributed to Growth Partners. Neither CAC nor its board of directors retained a financial advisor in connection with the Transactions.

Evaluation of Assets Sold and Contributed to Growth Partners

The Valuation Committee engaged Evercore to act as a financial advisor in connection with the Transactions to provide valuation advice to the Valuation Committee. The board of directors of Caesars Entertainment engaged Evercore to provide certain opinions about the respective values of the assets sold and contributed to Growth Partners, the equity interests and other consideration received in consideration for the contribution of certain of such assets, and the fairness from a financial point of view to Caesars Entertainment of the total consideration to be received in consideration for the sale and contribution of such assets to Growth Partners.

Subscription Agent and Information Agent

The Subscription Agent for this offering is Computershare Trust Company, N.A. The address to which rights certificates and payments should be mailed or delivered by overnight courier is provided below. If sent by mail, we recommend that you send documents and payments by registered mail, properly insured, with return receipt requested, and that you allow a sufficient number of days to ensure delivery to the Subscription Agent. Do not send or deliver these materials to Caesars Entertainment or CAC.

By first class, registered or certified mail:	By express mail or overnight courier:
Computershare Trust Company, N.A.	Computershare Trust Company, N.A.
Attn Corporate Actions Voluntary Offer	Attn Corporate Actions Voluntary Offer
PO Box 43011	250 Royall Street, Suite V
Providence, RI 02940-3011	Canton, MA 02021

If you deliver subscription documents or rights certificates in a manner different than that described in this prospectus, Caesars Entertainment may not honor the exercise of your subscription rights.

You should direct any questions or requests for assistance concerning the method of subscribing for the shares of our Class A common stock or for additional copies of this prospectus to the Information Agent, Georgeson Inc., by calling (888) 624-2255 (toll-free) or, if you are a bank, broker or other nominee, (800) 223-2064.

Fees and Expenses

Neither Caesars Entertainment nor CAC will charge any fee or sales commission to issue the subscription rights to you or to issue shares of CAC’s Class A common stock to you if you exercise your rights. If you exercise your subscription rights through the record holder of your shares, you are responsible for paying any commissions, fees, taxes or other expenses your record holder may charge you. Caesars Entertainment will pay all reasonable fees charged by Computershare Trust Company, N.A., as the Subscription Agent and Georgeson Inc., as the Information Agent.

No Fractional Shares

All shares of CAC’s Class A common stock will be sold at a purchase price of $8.64 per whole share. We will not issue fractional shares. Fractional shares resulting from the exercise of the basic subscription rights and the over-subscription privileges will be eliminated by rounding up to the nearest whole share.

Notice to Nominees

If you are a broker, dealer, custodian bank or other nominee holder that holds shares of Caesars Entertainment’s common stock for the account of others on the record date, you should notify the beneficial owners of the shares for whom you are the nominee of the rights offering as soon as possible to learn their intentions with respect to exercising their subscription rights. You should obtain instructions from the beneficial owners of Caesars Entertainment’s common stock. If a registered holder of Caesars Entertainment’s common stock so instructs, you should complete the rights certificate and submit it to the Subscription Agent with the proper subscription payment by the expiration date. You may exercise the number of subscription rights to which all beneficial owners in the aggregate otherwise would have been entitled had they been direct holders of Caesars Entertainment’s common stock on the record date, provided that you, as a nominee record holder, make a proper showing to the Subscription Agent by submitting the form entitled “Nominee Holder Certification,” which is provided with your rights offering materials. If you did not receive this form, you should contact the Subscription Agent to request a copy.

Beneficial Owners

If you are a beneficial owner of shares of Caesars Entertainment’s common stock and will receive your subscription rights through a broker, dealer, custodian bank or other nominee, we will ask your nominee to notify you of the rights offering. If you wish to exercise your subscription rights, you will need to have your nominee act for you, as described above. To indicate your decision with respect to your subscription rights, you should follow the instructions of your nominee. If you wish instead to obtain a separate rights certificate, you should contact your nominee as soon as possible and request that a rights certificate be issued to you. You should contact your nominee if you do not receive notice of the rights offering, but you believe you are entitled to participate in the rights offering. Caesars Entertainment and CAC are not responsible if you do not receive the notice by mail or otherwise from your nominee or if you receive notice without sufficient time to respond to your nominee by the deadline established by your nominee, which may be before the 5:00 p.m., New York City time, November 2, 2013 expiration date.

Non-Transferability of Subscription Rights

The subscription rights are non-transferable and, therefore, you may not sell, transfer or assign your subscription rights to anyone. The subscription rights will not be quoted on any stock exchange or market. See “Risk Factors—Risks Related to the Rights Offering—The subscription rights are not transferable, and there is no market for the subscription rights.”

Validity of Subscriptions

Caesars Entertainment will resolve all questions regarding the validity and form of the exercise of your subscription rights, including time of receipt and eligibility to participate in the rights offering. Such determination will be final and binding. Once made, subscriptions and directions are irrevocable, and Caesars Entertainment will not accept any alternative, conditional or contingent subscriptions or directions. However, exercises of subscription rights will be revocable if there is a fundamental change to the terms of this offering and related transactions. Caesars Entertainment reserves the absolute right to reject any subscriptions or directions not properly submitted or the acceptance of which would be unlawful. You must resolve any irregularities in connection with your subscriptions before the subscription period expires, unless Caesars Entertainment waives them in its sole discretion. Neither CAC, Caesars Entertainment nor the Subscription Agent is under any duty to notify you or your representative of defects in your subscriptions. A subscription will be considered accepted, subject to Caesars Entertainment’s right to withdraw and cancel the rights offering, only when the Subscription Agent receives a properly completed and duly executed rights certificate and any other required documents and the full subscription payment. Caesars Entertainment interpretations of the terms and conditions of the rights offering will be final and binding.

Escrow Arrangements; Return of Funds

The Subscription Agent will hold funds received in payment for shares in escrow in a segregated bank account pending completion of the rights offering. The Subscription Agent will hold this money in escrow until the rights offering is completed or is withdrawn and cancelled. If the rights offering is cancelled for any reason, all subscription payments received by the Subscription Agent will be returned, without interest or penalty, as soon as practicable following the cancellation of the rights offering.

Stockholder Rights

You will have no rights as a holder of the shares of our common stock that you purchase in the rights offering until your account or the account of your nominee is credited with the shares of our Class A common stock purchased in the rights offering.

Foreign Stockholders

We will not mail this prospectus or any rights certificates to holders of Caesars Entertainment’s common stock on the record date whose address of record is outside the United States, or is an Army Post Office (APO) address or Fleet Post Office (FPO) address. Foreign stockholders will be sent written notice of the rights offering by the Subscription Agent. The Subscription Agent will hold the rights certificates to which those holders subscription rights relate for the account of these stockholders. To exercise their subscription rights, foreign stockholders must send a letter of instruction indicating the number of subscription rights to be exercised, together with payment of the subscription price for each share of Class A common stock subscribed for, to the Subscription Agent. The Subscription Agent must receive the letter of instruction, together with payment of the subscription price at or prior to 5:00 p.m., New York City time, on November 2, 2013 or, if such letter and payment are sent by mail postmarked on or before the expiration date, the Mail Deadline. The stockholder must demonstrate to the satisfaction of the Subscription Agent and Caesars Entertainment, such as by providing a legal opinion from local counsel, that the exercise of such subscription rights does not violate the laws of the jurisdiction of such stockholder. If no instructions are received by the Subscription Agent prior to 5:00 p.m., New York City time, on November 2, 2013 or, if such letter and payment are sent by mail postmarked on or before the expiration date, the Mail Deadline, the subscription rights will be void, of no value, and will cease to be exercisable for shares of CAC’s Class A common stock. See “Risk Factors—Risks Related to the Rights Offering—If you receive but do not exercise the subscription rights before they expire, you may be subject to adverse U.S. federal income tax consequences.”

The rights offering is not being made in any state or other jurisdiction in which it would be unlawful to do so. We are not selling to, or accepting any offers from, foreign stockholders to purchase subscription rights if such stockholders are a resident of any such state or other jurisdiction.

No Revocation or Change

Once you submit the rights certificate or have instructed your nominee of your subscription request, you are not allowed to revoke or change the exercise or request a refund of monies paid. All exercises of subscription rights are irrevocable, even if you learn information about us that you consider to be unfavorable. However, exercises of subscription rights will be revocable if there is a fundamental change to the terms of this offering and related transactions. You should not exercise your subscription rights unless you are certain that you wish to purchase shares of our Class A common stock at the subscription price. See “Risk Factors—Risks Related to the Rights Offering—You may not revoke your exercise of the subscription rights and you could be committed to buying shares at a price above the prevailing market price after completion of the rights offering.”

Material U.S. Federal Income Tax Considerations of Rights Distribution

For a discussion of the material U.S. federal income tax considerations relating to the receipt, exercise, expiration and cancellation of the subscription rights, see “Material U.S. Federal Income Tax Considerations.” Stockholders should consult their own tax advisors regarding the U.S. federal, state and local and non-U.S. income, estate and other tax considerations relating to the receipt, exercise, expiration and cancellation of the subscription rights in light of their particular circumstances.

No Recommendation to Rights Holders

Neither Caesars Entertainment nor CAC’s board of directors is making any recommendation regarding your exercise of the subscription rights. Stockholders who exercise subscription rights will incur investment risk on new money invested. Neither Caesars Entertainment nor CAC can predict the price at which shares of our Class A common stock will trade after the rights offering. The market price for our Class A common stock may decrease to an amount below the subscription price, and if you purchase shares of Class A common stock at the subscription price, you may not be able to sell the shares in the future at the same price or a higher price. You should make your investment decision based on your assessment of our business and financial condition, its prospects for the future, the terms of the rights offering and the information contained in, or incorporated by reference into, this prospectus. See “Risk Factors” for a discussion of some of the risks involved in investing in our Class A common stock.

Listing

We have applied to list shares of our Class A common stock for trading on the NASDAQ Global Select Market under the symbol “CGP”; however, we cannot assure you that we will achieve a listing upon completion of this offering or thereafter. No public market currently exists for our Class A common stock.

Shares of Our Class A Common Stock Outstanding After the Rights Offering

As of October 20, 2013, no shares of our Class A common stock will be issued and outstanding. We will issue 136,880,221 shares of our Class A common stock as a result of the rights offering if the subscription rights are fully exercised and Caesars Entertainment does not otherwise cancel the rights offering. Assuming a full exercise of the subscription rights, 136,880,221 shares of our Class A common stock will be outstanding after completion of the rights offering.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income tax considerations relating to the receipt, exercise, expiration and cancellation of the subscription rights to Stockholders (as defined below). The legal conclusions as to matters of U.S. federal income tax law included in this discussion are, subject to the limitations, qualifications and assumptions set forth below, the opinion of our tax counsel, Paul, Weiss, Rifkind, Wharton & Garrison LLP. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the “Code,” U.S. Treasury regulations promulgated or proposed thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change or to different interpretation, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax considerations that may be relevant to specific Stockholders in light of their particular circumstances or to Stockholders subject to special treatment under U.S. federal income tax law (such as banks, insurance companies, dealers in securities or other Stockholders that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities, retirement plans, regulated investment companies, real estate investment trusts, former citizens or residents of the United States, Stockholders that hold Caesars Entertainment common stock subscription rights or CAC’s Class A common stock as part of a straddle, hedge, conversion or other integrated transaction, Stockholders that do not hold their Caesars Entertainment common stock or subscription rights as capital assets, Stockholders that would not (upon exercise of the subscription rights) hold the shares of CAC’s Class A common stock as capital assets, Stockholders that received Caesars Entertainment common stock in connection with the performance of services, U.S. Stockholders that have a “functional currency” other than the U.S. dollar and U.S. Stockholders that hold their Caesars Entertainment common stock, subscription rights or CAC Class A common stock through non-U.S. brokers or other non-U.S. intermediaries). This discussion does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift, Medicare or alternative minimum tax considerations. Except as noted below, this discussion assumes that the subscription rights will not be cancelled by Caesars Entertainment.

As used in this discussion, the term “U.S. Stockholder” means a beneficial owner of Caesars Entertainment common stock that received subscription rights or received any of CAC’s Class A common stock upon exercise of such rights by reason of holding Caesars Entertainment common stock and that, for U.S. federal income tax purposes, is (1) an individual who is a citizen or resident of the United States, (2) a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income tax regardless of its source or (4) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (y) that has in effect a valid election under applicable U.S. Treasury regulations to be treated as a United States person. As used in this discussion, the term “Non-U.S. Stockholder” means a beneficial owner of Caesars Entertainment common stock that received subscription rights or received any of CAC’s Class A common stock upon exercise of such rights by reason of holding Caesars Entertainment common stock and that, for U.S. federal income tax purposes, is an individual, corporation, estate or trust that is not a U.S. Stockholder. “Stockholder” refers to a U.S. Stockholder or a Non-U.S. Stockholder.

The U.S. federal income tax considerations relating to the receipt, exercise, expiration and cancellation of the subscription rights to an entity that is treated as a partnership for U.S. federal income tax purposes will depend in part upon the status and activities of such entity and the particular partner. Any such entity should consult its tax advisor regarding the U.S. federal income tax considerations applicable to it and its partners relating to the receipt, exercise, expiration and cancellation of the subscription rights.

The treatment of the receipt, exercise, expiration and cancellation of the subscription rights for U.S. federal income tax purposes is not entirely clear. The uncertainty is attributable to a variety of factors, including the limited authorities that address such treatment and the ability of Caesars Entertainment to withdraw or cancel the rights offering if certain conditions are not met. The discussion below assumes that, for U.S. federal income tax purposes, the distribution of the subscription rights is treated as a distribution of rights to acquire CAC stock occurring on the distribution date and such rights are property. The discussion below also assumes that the subscription rights will have a fair market value for U.S. federal income tax purposes on the date of distribution as determined by an independent third-party valuation firm. The tax consequences to a Stockholder may differ from the tax consequences discussed below if the U.S. Internal Revenue Service (the “IRS”) or a court ultimately determines otherwise. To the extent that tax reporting is applicable to us or Caesars Entertainment, we and Caesars Entertainment each intend to report the tax consequences in accordance with the tax treatment discussed below.

No ruling on the treatment of the receipt, exercise, expiration and cancellation of the subscription rights for U.S. federal income tax purposes has been or will be sought from the IRS with respect to any of the U.S. federal income tax considerations discussed below, and no assurance can be given that the IRS will not take a position contrary to the discussion below.

STOCKHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. INCOME, ESTATE AND OTHER TAX CONSIDERATIONS RELATING TO THE RECEIPT, EXERCISE, EXPIRATION AND CANCELLATION OF THE SUBSCRIPTION RIGHTS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

Tax Consequences to U.S. Stockholders

Receipt of Subscription Rights

A U.S. Stockholder that receives a subscription right in respect of a share of Caesars Entertainment common stock should generally have taxable dividend income equal to the fair market value of such right on the date of its distribution from Caesars Entertainment to the extent it is made from Caesars Entertainment’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). If such fair market value exceeds Caesars Entertainment’s current and accumulated earnings and profits, such excess generally should be treated first as a tax-free return of capital to the extent of the U.S. Stockholder’s tax basis in such share of Caesars Entertainment common stock, and then as capital gain. We anticipate that Caesars Entertainment’s current and accumulated earnings and profits will exceed the aggregate fair market value of the subscription rights on the date of their distribution.

Dividend income received by non-corporate U.S. Stockholders should qualify for the preferential tax rates on “qualified dividend income” so long as certain holding period and other requirements are met. Dividends received by a corporate U.S. Stockholder are eligible for the dividends received deduction if the U.S. Stockholder meets the holding period and other requirements for the dividends received deduction.

A U.S. Stockholder will have to fund any tax required to be paid as a result of the distribution of the subscription rights from other sources.

Exercise of Subscription Rights

A U.S. Stockholder should generally not recognize any gain or loss upon the exercise of a subscription right. A U.S. Stockholder’s initial tax basis in each share of CAC’s Class A common stock acquired upon the exercise of a subscription right should generally equal the sum of (1) the U.S. Stockholder’s adjusted tax basis in such right (which should be the fair market value of such subscription right on the date it is received) and (2) the subscription price paid for such share. The holding period for such shares begins on the day immediately after the exercise.

Expiration of Subscription Rights

If a subscription right expires without being exercised by a U.S. Stockholder, the U.S. Stockholder should generally recognize a short-term capital loss in an amount equal to such U.S. Stockholder’s adjusted tax basis in such right. Capital losses are generally available to offset only capital gain (except, to the extent of up to $3,000 of capital loss per year, in the case of a non-corporate U.S. Stockholder) and therefore generally cannot be used to offset any dividend income arising from the receipt of a subscription right or other income.

Cancellation of the Rights Offering

There is no authority that specifically addresses the tax treatment of a U.S. Stockholder that receives or exercises a subscription right if CAC subsequently cancels the rights offering. Certain authorities suggest that a U.S. Stockholder who receives a subscription right may not be taxed on the receipt or cancellation of such right if the receipt and cancellation occur in the same taxable year. However, the scope of those authorities is unclear and Caesars Entertainment and applicable withholding agents are likely to take the position, for information reporting and backup withholding purposes, that the treatment described above under “Receipt of Subscription Rights” and below under “Information Reporting and Backup Withholding” continues to apply to such a U.S. Stockholder.

If a U.S. Stockholder has taxable dividend income upon the receipt of a subscription right, even though CAC subsequently cancels the rights offering, the U.S. Stockholder should generally have a short-term capital loss upon the cancellation of the subscription right in an amount equal to such U.S. Stockholder’s adjusted tax basis in such right.

Information Reporting and Backup Withholding

Under certain circumstances, information reporting and/or backup withholding may apply to U.S. Stockholders with respect to the distribution of the subscription rights, dividends (if any) received with respect to shares of CAC’s Class A common stock and proceeds from a sale or other disposition of CAC’s Class A common stock unless an applicable exemption is satisfied. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Stockholder’s U.S. federal income tax liability if the required information is furnished by the U.S. Stockholder on a timely basis to the IRS. If backup withholding tax applies to the distribution of the subscription rights to a U.S. Stockholder, Caesars Entertainment, the Stockholder’s broker or another applicable withholding agent will be required to remit any such backup withholding tax in cash to the IRS. Depending on the circumstances the broker (or other applicable withholding agent) may obtain the funds necessary to remit any such backup withholding tax by asking the U.S. Stockholder to provide the funds, by using funds in the U.S. Stockholder’s account with the broker or by another means (if any) available. If Caesars Entertainment is the withholding agent with respect to a particular stockholder, it will use its own funds to remit any such backup withholding tax to the Internal Revenue Service. The amount of backup withholding tax that Caesars Entertainment pays on behalf of a stockholder, if not reimbursed by such stockholder to Caesars Entertainment, should generally be treated as an additional taxable dividend to such stockholder. In this case, if such stockholder exercises any subscription rights, the cash that such stockholder provides shall first be used by CAC to reimburse Caesars Entertainment for any backup withholding tax Caesars Entertainment paid on behalf of such stockholder. The amount of cash remaining after such reimbursement shall be applied towards the purchase of shares of our Class A common stock. Therefore, if such stockholder would like to receive their full allotment of shares of our Class A common stock, such stockholder must provide an amount of cash equal to the exercise price of all of their subscription rights plus an additional amount of cash equal to any backup withholding tax paid by Caesars Entertainment on behalf of such stockholder. Additional information (including the amount of any withholding tax or backup withholding tax paid on behalf of a stockholder) will be detailed in the instruction letter provided by Caesars Entertainment. If a stockholder exercises their subscription rights, and thus indirectly reimburses Caesars Entertainment for the amount of backup withholding tax paid on behalf of such stockholder, such stockholder may be eligible to claim a refund with respect to the backup withholding taxes paid on its behalf. To the extent Caesars Entertainment is not indirectly reimbursed in cash for any backup withholding tax Caesars Entertainment paid on behalf of stockholders, (i) Caesars Entertainment will be reimbursed by Growth Partners for the remaining amount of backup withholding tax Caesars Entertainment paid in the form of CEOC notes that Growth Partners will transfer back to Caesars Entertainment or its subsidiary and (ii) CAC’s capital account balance with Growth Partners will be reduced by a corresponding amount.

Consequences of Holding and Selling CAC’s Class A Common Stock

If CAC makes a distribution of cash or other property (other than certain pro rata distributions of CAC’s Class A common stock or rights to acquire such stock) in respect of a share of CAC’s Class A common stock, the distribution will be treated as a dividend to the extent it is made from CAC’s current or accumulated earnings and profits. If the amount of a distribution in respect of a share of CAC Class A common stock exceeds CAC’s current and accumulated earnings and profits, such excess generally will be treated as first as a tax-free return of capital to the extent of the U.S. Stockholder’s tax basis in such shares, and then as capital gain.

Dividend income received by non-corporate U.S. Stockholders should qualify for the preferential tax rates on “qualified dividend income” so long as certain holding period and other requirements are met. Dividends received by a corporate U.S. Stockholder are eligible for dividends received deduction if the U.S. Stockholder meets the holding period and other requirements for the dividends received deduction.

A U.S. Stockholder generally will recognize gain or loss upon a sale, exchange or other disposition of a share of CAC’s Class A common stock equal to the difference, if any, between the amount realized from the sale, exchange or other disposition and the adjusted tax basis in such share; provided, however, that if a U.S. Stockholder is forced to sell its shares of CAC Class A common stock because Caesars Entertainment exercises its call right, such sale may be a tax-free reorganization for U.S. federal income tax purposes in certain circumstances. Any gain or loss recognized by a U.S. Stockholder from a sale, exchange or other disposition of a share of CAC’s Class A common stock generally will be capital gain or loss and any capital gain will be long term capital gain if such U.S. Stockholder has held the share for more than one year. Long term capital gain recognized by a non-corporate U.S. Stockholder generally will be subject to preferential tax rates. The deductibility for capital loss is subject to limitations.

Tax Consequences to Non-U.S. Stockholders

Receipt of Subscription Rights

A Non-U.S. Stockholder that receives a subscription right in respect of a share of Caesars Entertainment common stock should generally have taxable dividend income equal to the fair market value of such right on the date of its distribution from Caesars Entertainment to the extent it is made from Caesars Entertainment’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). If such fair market value exceeds Caesars Entertainment’s current and accumulated earnings and profits, such excess generally should be treated first as a tax-free return of capital to the extent of the Non-U.S. Stockholder’s tax basis in such share of Caesars Entertainment common stock, and then as capital gain. We anticipate that Caesars Entertainment’s current and accumulated earnings and profits will exceed the aggregate fair market value of the subscription rights on the date of their distribution.

A distribution of subscription rights treated as a dividend on Caesars Entertainment common stock that is received by or for the account of a Non-U.S. Stockholder generally will be subject to U.S. federal withholding tax at the rate of 30%, or at a lower rate if provided by an applicable tax treaty and the Non-U.S. Stockholder provides the documentation (generally, IRS Form W-8BEN) required to claim benefits under such tax treaty to the applicable withholding agent. If U.S. federal withholding tax applies to the distribution of the subscription rights to a Non-U.S. Stockholder, Caesars Entertainment, the Non-U.S. Stockholder’s broker or another applicable withholding agent will be required to remit any such withholding tax in cash to the IRS. Depending on the circumstances, the broker (or other applicable withholding agent) may obtain the funds necessary to remit any such withholding tax by asking the Non-U.S. Stockholder to provide the funds, by using funds in the Non-U.S. Stockholder’s account with the broker or by another means (if any) available. If Caesars Entertainment is the withholding agent with respect to a particular stockholder, it will use its own funds to remit any such withholding tax to the Internal Revenue Service. The amount of withholding tax that Caesars Entertainment pays on behalf of a stockholder, if not reimbursed by such stockholder to Caesars Entertainment, should generally be treated as an additional taxable dividend to such stockholder. In this case, if such stockholder exercises any subscription rights, the cash that such stockholder provides shall first be used by CAC to reimburse Caesars Entertainment for any withholding tax Caesars Entertainment paid on behalf of such stockholder. The amount of cash remaining after such reimbursement shall be applied towards the purchase of shares of our Class A common stock. Therefore, if such stockholder would like to receive their full allotment of shares of our Class A common stock, such stockholder must provide an amount of cash equal to the exercise price of all of their subscription rights plus an additional amount of cash equal to any withholding tax paid by Caesars Entertainment on behalf of such stockholder. Additional information (including the amount of any withholding tax or backup withholding tax paid on behalf of a stockholder) will be detailed in the instruction letter provided by Caesars Entertainment. If a stockholder exercises their subscription rights, and thus indirectly reimburse Caesars Entertainment for the amount of withholding tax paid on behalf of such stockholder, such stockholder may be eligible to claim a refund with respect to some portion of the taxes paid on its behalf. To the extent Caesars Entertainment is not indirectly reimbursed in cash for any withholding tax Caesars Entertainment paid on behalf of stockholders, (i) Caesars Entertainment will be reimbursed by Growth Partners for the remaining amount of withholding tax Caesars Entertainment paid in the form of CEOC notes that Growth Partners will transfer back to Caesars Entertainment or its subsidiary and (ii) CAC’s capital account balance with Growth Partners will be reduced by a corresponding amount.

If, however, a dividend is effectively connected with the conduct of a trade or business in the United States by a Non-U.S. Stockholder, such dividend generally will not be subject to U.S. federal withholding tax if such Non-U.S. Stockholder provides the appropriate documentation (generally, IRS Form W-8ECI) to the applicable withholding agent. Instead, such Non-U.S. Stockholder generally will be subject to U.S. federal income tax on such dividend in substantially the same manner as a U.S. Stockholder (except as provided by an applicable tax treaty). In addition, a Non-U.S. Stockholder that is a corporation may be subject to a branch profits tax at the rate of 30% (or a lower rate if provided by an applicable tax treaty) on its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

Exercise of Subscription Rights

A Non-U.S. Stockholder generally should not recognize any gain or loss upon the exercise of a subscription right. A Non-U.S. Stockholder’s initial tax basis in each share of CAC Class A common stock acquired upon exercise of a subscription right generally should equal the sum of (1) the Non-U.S. Stockholder’s adjusted tax basis in such right and (2) the subscription price paid for such share. A Non-U.S. Stockholder’s adjusted tax basis in a subscription right should generally equal its fair market value on the date of its distribution.

Expiration of Subscription Rights

If a subscription right expires without being exercised by a Non-U.S. Stockholder, the Non-U.S. Stockholder should generally recognize a short-term capital loss in an amount equal to such Non-U.S. Stockholder’s adjusted tax basis in such right. A Non-U.S. Stockholder generally cannot deduct capital losses, except to the extent effectively connected with a trade or business in the United States.

Cancellation of the Rights Offering

There is no authority that specifically addresses the tax treatment of a Non-U.S. Stockholder that receives or exercises a subscription right if CAC subsequently cancels the rights offering. However, certain authorities suggest that a Non-U.S. Stockholder who receives a subscription right may not be taxed on the receipt or cancellation of such right if the receipt and cancellation occur in the same taxable year. However, the scope of those authorities is unclear and Caesars Entertainment and any other applicable withholding agents are likely to take the position, for information reporting, backup withholding and withholding tax purposes, that the treatment described above under “Receipt of Subscription Rights” and below under “Information Reporting and Backup Withholding” continues to apply to such a Non-U.S. Stockholder. Such a Non-U.S. Stockholder should consult its tax advisor as to whether to seek a refund of any such backup withholding or withholding tax from the IRS.

If a Non-U.S. Stockholder has taxable dividend income upon the receipt of a subscription right even though CAC subsequently cancels the rights offering, the Non-U.S. Stockholder should generally have a short term capital loss upon the cancellation of the subscription right in an amount equal to such Non-U.S. Stockholder’s adjusted tax basis in such right. A Non-U.S. Stockholder generally cannot deduct capital losses, except to the extent effectively connected with a trade or business in the United States.

Information Reporting and Backup Withholding

To the extent the distribution of subscription rights is treated as a dividend to a Non-U.S. Stockholder, the amount of such dividend, and the amount of any tax withheld from such dividend, must be reported annually to the IRS and to such Non-U.S. Stockholder.

Under certain circumstances, information reporting and/or backup withholding may apply to a Non-U.S. Stockholder with respect to the distribution of the subscription rights, unless such Non-U.S. Stockholder certifies under penalties of perjury that it is not a United States person (generally by providing an IRS Form W-8BEN) or otherwise establishes an exemption. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a Non-U.S. Stockholder’s U.S. federal income tax liability if the required information is furnished by the Non-U.S. Stockholder on a timely basis to the IRS. If backup withholding tax applies to the distribution of the subscription to a Non-U.S. Stockholder, Caesars Entertainment, the Stockholder’s broker or another applicable withholding agent will be required to remit any such backup withholding tax in cash to the IRS. Depending on the circumstances, the broker (or other applicable withholding agent) may obtain the funds necessary to remit any such backup withholding tax by asking the Non-U.S. Stockholder to provide the funds, by using funds in the Non-U.S. Stockholder’s account with the broker or by another means (if any) available.

If Caesars Entertainment is the withholding agent with respect to a particular stockholder, it will use its own funds to remit any such backup withholding tax to the Internal Revenue Service. The amount of backup withholding tax that Caesars Entertainment pays on behalf of a stockholder, if not reimbursed by such stockholder to Caesars Entertainment, should generally be treated as an additional taxable dividend to such stockholder. In this case, if such stockholder exercises any subscription rights, the cash that such stockholder provides shall first be used by CAC to reimburse Caesars Entertainment for any backup withholding tax Caesars Entertainment paid on behalf of such stockholder. The amount of cash remaining after such reimbursement shall be applied towards the purchase of shares of our Class A common stock. Therefore, if such stockholder would like to receive their full allotment of shares of our Class A common stock, such stockholder must provide an amount of cash equal to the exercise price of all of their subscription rights plus an additional amount of cash equal to any backup withholding tax paid by Caesars Entertainment on behalf of such stockholder. Additional information (including the amount of any withholding tax or backup withholding tax paid on behalf of a stockholder) will be detailed in the instruction letter provided by Caesars Entertainment. If a stockholder exercises their subscription rights, and thus indirectly reimburses Caesars Entertainment for the amount of backup withholding tax paid on behalf of such stockholder, such stockholder may be eligible to claim a refund with respect to the backup withholding taxes paid on its behalf. To the extent Caesars Entertainment is not indirectly reimbursed in cash for any backup withholding tax Caesars Entertainment paid on behalf of stockholders, (i) Caesars Entertainment will be reimbursed by Growth Partners for the remaining amount of backup withholding tax Caesars Entertainment paid in the form of CEOC notes that Growth Partners will transfer back to Caesars Entertainment or its subsidiary and (ii) CAC’s capital account balance with Growth Partners will be reduced by a corresponding amount.

Consequences of Holding and Selling CAC’s Class A Common Stock

If CAC makes a distribution of cash or other property (other than certain pro rata distributions of CAC’s Class A common stock or rights to acquire such stock) in respect of a share of CAC’s Class A common stock, the distribution will be treated as a dividend to the extent it is made from CAC’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). If the amount of a distribution exceeds CAC’s current and accumulated earnings and profits, such excess generally will be treated first as a tax-free return of capital to the extent of the Non-U.S. Stockholder’s tax basis in such share of CAC’s Class A common stock, and then as capital gain. Distributions treated as dividends on CAC’s Class A common stock that are received by or for the account of a Non-U.S. Stockholder generally will be subject to U.S. federal withholding tax at the rate of 30%, or at a lower rate if provided by an applicable tax treaty and the Non-U.S. Stockholder provides the documentation (generally, IRS Form W-8BEN) required to claim benefits under such tax treaty to the applicable withholding agent.

If, however, a dividend is effectively connected with the conduct of a trade or business in the United States by a Non-U.S. Stockholder, such dividend generally will not be subject to U.S. federal withholding tax if such Non-U.S. Stockholder provides the appropriate documentation (generally, IRS Form W-8ECI) to the applicable withholding agent. Instead, such Non-U.S. Stockholder generally will be subject to U.S. federal income tax on such dividend in substantially the same manner as a U.S. holder (except as provided by an applicable tax treaty). In addition, a Non-U.S. Stockholder that is a corporation may be subject to a branch profits tax at the rate of 30% (or a lower rate if provided by an applicable tax treaty) on its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

Subject to the discussion below under “—Information Reporting and Backup Withholding” and “—FATCA,” a Non-U.S. Stockholder generally should not be subject to U.S. federal income tax on any gain recognized on the sale of CAC’s Class A common stock unless:

•	CAC is or has been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of (1) the five-year period ending on the date of such sale and (2) such Non-U.S. Holder’s holding period with respect to the Class A common stock (the “applicable holding period”), and certain other conditions are met, provided that as long as CAC’s Class A common stock is regularly traded on an established securities market, a Non-U.S. Stockholder generally will be subject to taxation under this rule with respect to a disposition of shares of CAC’s Class A common stock only if at some time during the applicable holding period such Non-U.S. Stockholder owned more than five percent of the shares of CAC’s Class A common stock; in such event, any gain generally will be taxed in the same manner as effectively connected gain (as described above), except that the branch profits tax will not apply;

•	such gain is effectively connected with the conduct of a trade or business in the United States by such Non-U.S. Stockholder, in which event such Non-U.S. Stockholder generally will be subject to U.S. federal income tax on such gain in substantially the same manner as a U.S. holder (except as provided by an applicable tax treaty) and, if it is a corporation, may also be subject to a branch profits tax on such Non-U.S. Stockholder’s effectively connected earnings and profits, subject to certain adjustments at the rate of 30% (or a lower rate if provided by an applicable tax treaty); or

•	such Non-U.S. Stockholder is an individual who is present in the United States for 183 days or more in the taxable year of such sale and certain other conditions are met (except as provided by an applicable treaty; in such case, any gain (net of certain U.S. source losses) will be subject to tax at a flat rate of 30% (or a lower applicable treaty rate)).

Generally, a corporation is a “United States real property holding corporation” if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). We do not believe that CAC is, and we do not presently anticipate that CAC will become, a United States real property holding corporation.

Information Reporting and Backup Withholding

Amounts treated as distributions of dividends on CAC’s Class A common stock made to a Non-U.S. Stockholder and the amount of any tax withheld from such distributions must be reported annually to the IRS and to such Non-U.S. Stockholder.

The information reporting and backup withholding rules that apply to distributions of dividends to certain U.S. persons generally will not apply to distributions of dividends on CAC’s Class A common stock to a Non-U.S. Stockholder if such Non-U.S. Stockholder certifies under penalties of perjury that it is not a United States person (generally by providing an IRS Form W-8BEN) or otherwise establishes an exemption.

Proceeds from the sale or other disposition of CAC’s Class A common stock by a Non-U.S. Stockholder effected through a non-U.S. office of a U.S. broker or of a non-U.S. broker with certain specified U.S. connections generally will be subject to information reporting (but not backup withholding) unless such Non-U.S. Stockholder certifies under penalties of perjury that it is not a United States person (generally by providing an IRS Form W-8BEN) or otherwise establishes an exemption. Proceeds from the sale or other disposition of CAC’s Class A common stock by a Non-U.S. Stockholder effected through a U.S. office of a broker generally will be subject to information reporting and backup withholding unless such Non-U.S. Stockholder certifies under penalties of perjury that it is not a United States person (generally by providing an IRS Form W-8BEN) or otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a Non-U.S. Stockholder’s U.S. federal income tax liability if the required information is furnished by such Non-U.S. Stockholder on a timely basis to the IRS.

FATCA

Pursuant to the Foreign Account Tax Compliance Act, or “FATCA,” foreign financial institutions (which include most foreign hedge funds, private equity funds, mutual funds, securitization vehicles and any other investment vehicles) and certain other foreign entities must comply with new information reporting rules with respect to their U.S. account holders and investors or confront a new withholding tax on U.S. source payments made to them (whether received as a beneficial owner or as an intermediary for another party). More specifically, a foreign financial institution or other foreign entity that does not comply with the FATCA reporting requirements will generally be subject to a new 30% withholding tax with respect to any “withholdable payments.” For this purpose, withholdable payments include generally U.S.-source payments otherwise subject to nonresident withholding tax (e.g., U.S.-source dividends) and also include the entire gross proceeds from the sale or other disposition of any equity or debt instruments of U.S. issuers. The new FATCA withholding tax will apply even if the payment would otherwise not be subject to U.S. nonresident withholding tax (e.g., because it is capital gain). Administrative guidance from the IRS defers this withholding obligation until July 1, 2014 for payments of dividends on U.S. common stock and until January 1, 2017 for gross proceeds from dispositions of U.S. common stock.

Non-U.S. Holders are urged to consult with their own tax advisors regarding the effect, if any, of the FATCA provisions to them based on their particular circumstances.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock, and no predictions can be made about the effect, if any, that market sales of shares of our Class A common stock or the availability of such shares for sale will have on the market price prevailing from time to time. Nevertheless, the actual sale of, or the perceived potential for the sale of, our Class A common stock in the public market may have an adverse effect on the market price for the Class A common stock and could impair our ability to raise capital through future sales of our securities. See “Risk Factors—Risks Related to Our Class A Common Stock—Future sales or the possibility of future sales of a substantial amount of our Class A common stock may depress the price of shares of our Class A common stock.”

Sale of Restricted Shares

Upon the consummation of this offering, we will have 136,880,221 shares of our Class A common stock outstanding (assuming that the subscription rights are exercised in full), all of which will be freely tradable without restriction or further registration under the Securities Act, except for any shares which may be acquired by any of our “affiliates,” as that term is defined in Rule 144 under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below. As defined in Rule 144, an affiliate of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the issuer. Approximately 52,990,608 shares of our Class A common stock outstanding (assuming the subscription rights are exercised in full by all holders of subscription rights) following the consummation of this offering will be deemed “restricted securities” as that term is defined under Rule 144. Restricted securities may be sold in the public market only if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below, or any other applicable exemption under the Securities Act.

Rule 144

In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our Class A common stock or the average weekly trading volume of our Class A common stock reported through the NASDAQ Global Select Market during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchase shares of our Class A common stock from us in connection with a compensatory stock or option plan or other written agreement is eligible to resell those shares 90 days after the effective date of the registration statement of which this prospectus forms a part in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

LEGAL MATTERS

The validity of the shares of Class A common stock being offered hereby will be passed upon for us by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York.

EXPERTS

The balance sheet of Caesars Acquisition Company as of February 25, 2013 (date of formation) included in this prospectus has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report herein. Such financial statement is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The combined financial statements of Caesars Entertainment Corporation’s existing interests in Caesars Interactive Entertainment, Inc. and its subsidiaries, Planet Hollywood Resort and Casino, Caesars Baltimore Investment Company, LLC, and senior notes previously issued by a wholly owned subsidiary of Caesars Entertainment Corporation (in the aggregate, Growth Partners) as of and for each of the years in the two year period ended December 31, 2012, included in this prospectus, and the related combined financial statement schedule listed in the Index to the financial statements, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such combined financial statements and combined financial statement schedule are so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement under the Securities Act of 1933, as amended, referred to as the Securities Act, with respect to the shares of our Class A common stock offered by this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules thereto as permitted by the rules and regulations of the SEC. For further information about us and our Class A common stock, you should refer to the registration statement. This prospectus summarizes provisions that we consider material of certain contracts and other documents to which we refer you. Because the summaries may not contain all of the information that you may find important, you should review the full text of those documents.

The registration statement, including its exhibits and schedules, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1-202-551-8909. Copies of such materials are also available by mail from the Public Reference Branch of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549 at prescribed rates. In addition, the SEC maintains a website at http://www.sec.gov from which interested persons can electronically access the registration statement, including the exhibits and schedules to the registration statement.

We have not authorized anyone to give you any information or to make any representations about us or the transactions we discuss in this prospectus other than those contained in this prospectus. If you are given any information or representations about these matters that is not discussed in this prospectus, you must not rely on that information. This prospectus is not an offer to sell or a solicitation of an offer to buy securities anywhere or to anyone where or to whom we are not permitted to offer or sell securities under applicable law.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of

Caesars Acquisition Company:

We have audited the accompanying balance sheet of Caesars Acquisition Company (the “Company”) as of February 25, 2013 (date of formation). This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material respects, the financial position of Caesars Acquisition Company as of February 25, 2013 (date of formation) in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Las Vegas, Nevada

May 9, 2013

CAESARS ACQUISITION COMPANY

BALANCE SHEET

February 25, 2013

ASSETS

Cash and cash equivalents	$—

Total assets	$—

LIABILITIES AND STOCKHOLDERS’ EQUITY

Commitments and contingencies

Stockholders’ equity
Common stock, $0.001 par value, 1,000 shares authorized, 0 shares issued and outstanding	$—

Total Liabilities and stockholders’ equity	$—

See accompanying Notes to Financial Statement

CAESARS ACQUISITION COMPANY

NOTES TO FINANCIAL STATEMENT

Note 1—Organization and Nature of Business Operations

Caesars Acquisition Company (the “Company”, “CAC”, “we”, “our” and “us”), a Delaware Company, was formed on February 25, 2013 to directly own 100% of the voting membership units in Caesars Growth Partners, LLC (“CGP LLC”). Caesars Growth Partners, LLC will be formed as a joint venture between Caesars Entertainment Corporation (“Caesars Entertainment”) and CAC, for the purpose of holding certain businesses and assets of Caesars Entertainment through the execution of the following series of transactions:

(i)	CAC is undertaking an offering of its equity, via a subscription rights offering to the shareholders of Caesars Entertainment (the “Offering”), whereby each subscription right will entitle its holder to purchase from CAC a specified number of shares of CAC common stock;

(ii)	CAC will use the proceeds from the Offering to purchase 100% of the voting units of Caesars Growth Partners LLC, whereby CAC will own between 23.2% and 43.1% of the economic interests in Caesars Growth Partners LLC depending on the number of subscription rights exercised in the Offering and depending on the relative fair value of the contributed assets;

(iii)	Caesars Growth Partners, LLC will in turn use the amounts received from CAC to purchase from CEOC, a wholly-owned subsidiary of Caesars Entertainment (we refer to these assets as the “Purchased Assets.”);

a.	the equity interests of a subsidiary of PHW Las Vegas, LLC, which will hold all of the assets and liabilities formerly held directly by PHW Las Vegas, LLC, including Planet Hollywood Resort & Casino in Las Vegas (“Planet Hollywood”),

b.	equity interests of Caesars Baltimore Investment Company, LLC, which is the entity that holds interests in the Horseshoe Baltimore in Maryland (the “Maryland Joint Venture”), which is a licensed casino development project, and

c.	a 50% interest in the revenues of PHW Manager, LLC, which manages Planet Hollywood, and Caesars Baltimore Management Company LLC, which holds a management agreement to manage the Maryland Joint Venture.

(iv)	Caesars Entertainment will contribute to Caesars Growth Partners, LLC, in exchange for all of Caesars Growth Partners, LLC’s non-voting units, Caesars Entertainment’s equity interests in Caesars Interactive Entertainment (“CIE”), representing approximately 89% of the total issued and outstanding equity as of December 31, 2012, of CIE prior to giving effect to any options or warrants that are exercisable and assets consisting of approximately $1.1 billion in aggregate principal amount of senior notes previously issued by CEOC, which were repurchased through the public market by a subsidiary of Caesars Entertainment in transactions unrelated to this contribution (the “Contributed Assets”).

The aggregate of the formation of CGP LLC, the offering by CAC and the contributions and purchases of business and assets is referred to as the “Transactions”.

We intend to apply to list shares of our common stock for trading on the NASDAQ Capital Market.

Note 2—Summary of Significant Accounting Policies

PRINCIPLES OF CONSOLIDATION. The accompanying financial statement is presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”), and, in the opinion of management, include all adjustments necessary for a fair presentation of the financial position as of the date presented.

We consolidate into our financial statement the accounts of any variable interest entity for which we are determined to be the primary beneficiary. We analyze our variable interests to determine if the entity that is party to the variable interest is a variable interest entity in accordance with GAAP. This analysis requires significant judgment on our part, and any changes to that judgment could result in reaching a different consolidation conclusion. Our analysis includes both quantitative and qualitative reviews. Quantitative analysis is based on the forecasted cash flows of the entity. Qualitative analysis is based on our review of the design of the entity, its organizational structure including decision-making ability, and financial agreements.

We consolidate into our financial statements the accounts of any wholly-owned subsidiaries and any partially-owned subsidiaries that are not deemed to be variable interest entities and for which we have the ability to control. Control generally equates to ownership percentage, whereby investments that are more than 50% owned are consolidated, investments in affiliates of 50% or less but greater than 20% are generally accounted for using the equity method, and investments in affiliates of 20% or less are accounted for using the cost method. At the date of incorporation, we have no wholly-owned subsidiaries or partially-owned subsidiaries that are not deemed to be variable interest entities.

Our consolidated financial statement includes the elimination of all intercompany accounts and transactions.

EMERGING GROWTH COMPANY. We are an emerging growth company, as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. In addition, Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards such that an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

We have elected to delay such adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, our financial statement may not be comparable to the financial statements of other public companies.

Note 3—Shareholders’ Equity

At the date of incorporation, CAC is authorized to issue 1,000 shares of common stock, par value $0.001. No shares of common stock were issued as of the date of incorporation.

Note 4—Income Taxes

Prior to the completion of the Transactions, we did not have any taxable income. CAC is subject to statutory tax requirements of the locations in which it conducts its business. State and local income taxes will be accrued as deemed required in the best judgment of management based on analysis and interpretation of respective tax laws.

Note 5—Subsequent Events

The Company completed its subsequent events review through May 9, 2013, the date on which the financial statement was available to be issued.

On April 23, 2013, Caesars Entertainment announced that its board of directors has approved the material terms of the Transactions.

CAESARS ACQUISITION COMPANY

BALANCE SHEETS

(UNAUDITED)

As of
	June 30, 2013	February 25, 2013
ASSETS

Cash and cash equivalents	$—	$—

Total assets	$—	$—

LIABILITIES AND STOCKHOLDERS’ EQUITY

Commitments and contingencies

Stockholders’ equity
Common stock, $0.001 par value, 1,000 shares authorized, 0 shares issued and outstanding	$—	$—

Total Liabilities and stockholders’ equity	$—	$—

See accompanying Notes to Unaudited Financial Statements

CAESARS ACQUISITION COMPANY

STATEMENT OF OPERATIONS

(UNAUDITED)

For the period from February 25, 2013 Through June 30, 2013
Revenues	$—
Operating expenses	—

Income before income taxes	—
Provision for income taxes	—

Net income	$—

See accompanying Notes to Unaudited Financial Statements

CAESARS ACQUISITION COMPANY

STATEMENT OF EQUITY

(UNAUDITED)

Total
Balance at February 25, 2013	$—
Net income	—

Balance at June 30, 2013	$—

See accompanying Notes to Unaudited Financial Statements

CAESARS ACQUISITION COMPANY

STATEMENT OF CASH FLOWS

(UNAUDITED)

For the period from February 25, 2013 Through June 30, 2013
Cash Flows from Operating Activities	$—
Cash Flows from Investing Activities	—
Cash Flows from Financing Activities	—

Net change in cash and cash equivalents	—
Cash and cash equivalents, beginning of period	—

Cash and cash equivalents, end of period	$—

See accompanying Notes to Unaudited Financial Statements

CAESARS ACQUISITION COMPANY

NOTES TO UNAUDITED FINANCIAL STATEMENTS

Note 1—Organization and Nature of Business Operations

Caesars Acquisition Company (the “Company”, “CAC”, “we”, “our” and “us”), a Delaware Company, was formed on February 25, 2013 to directly own 100% of the voting membership units in Caesars Growth Partners, LLC (“CGP LLC”). Caesars Growth Partners, LLC will be formed as a joint venture between Caesars Entertainment Corporation (“Caesars Entertainment”) and CAC, for the purpose of holding certain businesses and assets of Caesars Entertainment through the execution of the following series of transactions:

(i)	CAC is undertaking an offering of its equity, via a subscription rights offering to the shareholders of Caesars Entertainment (the “Offering”), whereby each subscription right will entitle its holder to purchase from CAC a specified number of shares of CAC common stock;

(ii)	CAC will use the proceeds from the Offering to purchase 100% of the voting units of Caesars Growth Partners LLC, whereby CAC will own between 23.2% and 43.1% of the economic interests in Caesars Growth Partners LLC depending on the number of subscription rights exercised in the Offering and depending on the relative fair value of the contributed assets;

(iii)	Caesars Growth Partners, LLC will in turn use the amounts received from CAC to purchase from CEOC, a wholly-owned subsidiary of Caesars Entertainment (we refer to these assets as the “Purchased Assets.”);

a.	the equity interests of a subsidiary of PHW Las Vegas, LLC, which will hold all of the assets and liabilities formerly held directly by PHW Las Vegas, LLC, including Planet Hollywood Resort & Casino in Las Vegas (“Planet Hollywood”),

b.	equity interests of Caesars Baltimore Investment Company, LLC, which is the entity that holds interests in the Horseshoe Baltimore in Maryland (the “Maryland Joint Venture”), which is a licensed casino development project, and

c.	a 50% interest in the revenues of PHW Manager, LLC, which manages Planet Hollywood, and Caesars Baltimore Management Company LLC, which holds a management agreement to manage the Maryland Joint Venture.

(iv)	Caesars Entertainment will contribute to Caesars Growth Partners, LLC, in exchange for all of Caesars Growth Partners, LLC’s non-voting units, Caesars Entertainment’s equity interests in Caesars Interactive Entertainment (“CIE”), representing approximately 89% of the total issued and outstanding equity as of December 31, 2012, of CIE prior to giving effect to any options or warrants that are exercisable and assets consisting of approximately $1.1 billion in aggregate principal amount of senior notes previously issued by CEOC, which were repurchased through the public market by a subsidiary of Caesars Entertainment in transactions unrelated to this contribution (the “Contributed Assets”).

The aggregate of the formation of CGP LLC, the offering by CAC and the contributions and purchases of business and assets is referred to as the “Transactions”.

We intend to apply to list shares of our common stock for trading on the NASDAQ Capital Market.

Note 2—Summary of Significant Accounting Policies

PRINCIPLES OF CONSOLIDATION. The accompanying financial statement is presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”), and, in the opinion of management, include all adjustments necessary for a fair presentation of the financial position as of the date presented.

We consolidate into our financial statements the accounts of any variable interest entity for which we are determined to be the primary beneficiary. We analyze our variable interests to determine if the entity that is party to the variable interest is a variable interest entity in accordance with GAAP. This analysis requires significant judgment on our part, and any changes to that judgment could result in reaching a different consolidation conclusion. Our analysis includes both quantitative and qualitative reviews. Quantitative analysis is based on the forecasted cash flows of the entity. Qualitative analysis is based on our review of the design of the entity, its organizational structure including decision-making ability, and financial agreements.

We consolidate into our financial statements the accounts of any wholly-owned subsidiaries and any partially-owned subsidiaries that are not deemed to be variable interest entities and for which we have the ability to control. Control generally equates to ownership percentage, whereby investments that are more than 50% owned are consolidated, investments in affiliates of 50% or less but greater than 20% are generally accounted for using the equity method, and investments in affiliates of 20% or less are accounted for using the cost method. At the date of incorporation, we have no wholly-owned subsidiaries or partially-owned subsidiaries that are not deemed to be variable interest entities.

Our consolidated financial statements include the elimination of all intercompany accounts and transactions.

EMERGING GROWTH COMPANY. We are an emerging growth company, as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. In addition, Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards such that an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

We have elected to delay such adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, our financial statement may not be comparable to the financial statements of other public companies.

Note 3—Shareholders’ Equity

As of both February 25, 2013 and June 30, 2013, CAC is authorized to issue 1,000 shares of common stock, par value $0.001. No shares of common stock were issued as of the date of incorporation or June 30, 2013.

Note 4—Income Taxes

Prior to the completion of the Transactions, we did not have any taxable income. CAC is subject to statutory tax requirements of the locations in which it conducts its business. State and local income taxes will be accrued as deemed required in the best judgment of management based on analysis and interpretation of respective tax laws.

Note 5—Subsequent Events

The Company completed its subsequent events review through August 16, 2013, the date on which the financial statements were available to be issued.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Caesars Entertainment Corporation:

We have audited the accompanying combined financial statements of Caesars Entertainment Corporation’s existing interests in Caesars Interactive Entertainment, Inc. and its subsidiaries, Planet Hollywood Resort and Casino, Caesars Baltimore Investment Company, LLC, and senior notes previously issued by a wholly owned subsidiary of Caesars Entertainment Corporation (such interests referred to, in the aggregate, as “Growth Partners” or the “Company”) as of December 31, 2012 and 2011, and the related combined statements of operations, comprehensive income/(loss), equity, and cash flows for each of the years in the two year period ended December 31, 2012. Our audits also included the financial statement schedule listed in the Index to the financial statements. These combined financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements and combined financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements and combined financial statement schedule present fairly, in all material respects, the financial position of Growth Partners as of December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the combined financial statements, the combined financial statements include allocations of expenses from Caesars Entertainment Corporation. These allocations may not be reflective of the actual level of costs which would have been incurred had the Company operated as a separate combined entity apart from Caesars Entertainment Corporation.

/s/ DELOITTE & TOUCHE LLP

Las Vegas, Nevada

May 9, 2013

GROWTH PARTNERS

COMBINED BALANCE SHEETS

(in millions)

	As of December 31,
	2012	2011
ASSETS
Current assets
Cash and cash equivalents	$155.6	$110.1
Short-term investments	7.5	8.0
Receivables, net of allowance for doubtful accounts	37.2	24.6
Interest receivable from related party	9.5	9.4
Prepayments and other current assets	9.1	7.7
Deferred tax assets	1.6	0.3
Restricted cash	4.4	9.8

Total current assets	224.9	169.9

Investments in notes from related party	790.6	537.5
Land, property and equipment, net	420.4	428.4
Goodwill	97.4	77.0
Intangible assets other than goodwill, net	176.7	147.1
Restricted cash	26.2	18.2
Deferred charges and other	2.7	2.8

	$1,738.9	$1,380.9

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$13.9	$10.3
Payables to related parties	19.5	8.3
Accrued expenses	52.7	32.6
Foreign tax payable	10.9	5.1
Current portion of long-term debt to related party	7.0	28.7

Total current liabilities	104.0	85.0

Long-term debt	459.8	438.4
Long-term debt to related party	39.8	118.2
Convertible notes issued to related party	47.7	—
Deferred tax liabilities	146.3	70.5
Deferred credits and other	32.1	26.2

Total liabilities	829.7	738.3

Commitments and contingencies

Redeemable non-controlling interests	1.3	1.1

Equity
Net parent investment	777.0	628.1
Accumulated other comprehensive income	116.0	3.9

Total Growth Partners equity	893.0	632.0
Non-controlling interests	14.9	9.5

Total equity	907.9	641.5

	$1,738.9	$1,380.9

See accompanying Notes to Combined Financial Statements.

GROWTH PARTNERS

COMBINED STATEMENTS OF OPERATIONS

(in millions)

	Year Ended December 31,
	2012	2011
Revenues
Interactive Entertainment
Social and mobile games	$193.3	$53.9
WSOP and online real money gaming	14.4	12.6

	207.7	66.5

Casino Properties and Developments
Casino	171.2	167.3
Food and beverage	69.7	68.4
Rooms	91.9	94.1
Other	21.1	25.0
Less: casino promotional allowances	(50.2)	(48.6)

	303.7	306.2

Net revenues	511.4	372.7

Operating expenses
Interactive Entertainment—Direct
Platform fees	62.6	16.3
Casino Properties and Developments—Direct
Casino	79.2	76.9
Food and beverage	33.2	32.1
Rooms	26.7	27.6
Property, general, administrative and other	189.0	128.3
Depreciation and amortization	32.2	29.6

Total operating expenses	422.9	310.8

Income from operations	88.5	61.9
Interest expense, net of interest capitalized	(41.7)	(39.9)
Loss on early extinguishment of debt	—	(2.6)
Interest income—related party	145.1	123.7
Other income, net	1.9	0.1

Income before income taxes	193.8	143.2
Provision for income taxes	(66.4)	(50.7)

Net income	127.4	92.5
Less: net income attributable to non-controlling interests	(0.6)	(8.0)

Net income attributable to Growth Partners	$126.8	$84.5

See accompanying Notes to Combined Financial Statements.

GROWTH PARTNERS

COMBINED STATEMENTS OF COMPREHENSIVE INCOME / (LOSS)

(in millions)

	Year Ended December 31,
	2012	2011
Net income	$127.4	$92.5

Other comprehensive income/(loss), net of income taxes:
Unrealized gain/(loss) on investments in notes from related party	112.1	(275.1)

Total other comprehensive income/(loss)	112.1	(275.1)

Comprehensive income/(loss)	239.5	(182.6)
Less: net income attributable to non-controlling interests	(0.6)	(8.0)

Comprehensive income/(loss) attributable to Growth Partners	$238.9	$(190.6)

See accompanying Notes to Combined Financial Statements.

GROWTH PARTNERS

COMBINED STATEMENTS OF EQUITY

(in millions)

	Net Parent Investment	Accumulated Other Comprehensive Income	Non-Controlling Interests	Receivables from Caesars Interactive Shareholder	Total Equity
Balance at January 1, 2011	$593.7	$279.0	$(0.1)	$—	$872.6
Net income / (loss)	84.5	—	(0.3)	—	84.2
Issuance of Caesars Interactive’s common stock	11.2	—	—	—	11.2
Changes in redemption value of redeemable non-controlling interest	(34.1)	—	—	—	(34.1)
Stock-based compensation	0.7	—	—	—	0.7
Unrealized loss on investments in notes from related party, net of tax	—	(275.1)	—	—	(275.1)
Capital contribution	12.5	—	9.9	—	22.4
Transactions with related parties	(40.9)	—	—	—	(40.9)
Cumulative effect of adoption of new accounting standards	0.5	—	—	—	0.5

Balance at December 31, 2011	$628.1	$3.9	$9.5	$—	$641.5
Net income	126.8	—	0.9	—	127.7
Issuance of Caesars Interactive’s common stock	31.8	—	—	—	31.8
Minimum guaranteed receipt from issuance of Caesars Interactive’s common stock	10.0	—	—	(10.0)	—
Settlement of receivable from Caesars Interactive’s shareholder	(10.0)	—	—	10.0	—
Stock-based compensation	3.1	—	—	—	3.1
Unrealized gain on investments in notes from related party, net of tax	—	112.1	—	—	112.1
Capital contribution	5.4	—	4.5	—	9.9
Transactions with related parties	(18.2)	—	—	—	(18.2)

Balance at December 31, 2012	$777.0	$116.0	$14.9	$—	$907.9

See accompanying Notes to Combined Financial Statements.

GROWTH PARTNERS

COMBINED STATEMENTS OF CASH FLOWS

(in millions)

	Year Ended December 31,
	2012	2011
Cash flows from operating activities
Net income	$127.4	$92.5
Adjustments to reconcile net income to cash flows provided by operating activities
Depreciation and amortization	32.2	29.6
Amortization of debt discount	21.4	20.1
Loss on early extinguishment of debt	—	2.6
Accretion of discount on investments in notes from related party	(77.2)	(56.2)
Paid-in-kind interest	(0.4)	(0.3)
Stock-based compensation expense	11.4	10.9
Net change in deferred income taxes	14.3	18.1
Net change in long-term accounts	(2.2)	(2.3)
Net change in working capital accounts	21.6	(16.2)
Other non-cash items	(0.4)	(0.8)

Cash flows provided by operating activities	148.1	98.0

Cash flows from investing activities
Land, buildings and equipment additions, net of change in construction payables	(16.8)	(6.7)
Acquisition of Horseshoe Baltimore gaming license and other intangible assets	—	(22.7)
Purchase of short-term investments	(7.5)	(8.0)
Sale of short-term investments	8.0	—
Purchase of investments in notes from related party	(3.1)	(2.5)
Payments to acquire business, net of cash acquired	(52.7)	(19.0)
Proceeds received for land receivable	0.1	0.8
Change in restricted cash	(2.6)	(11.4)

Cash flows used in investing activities	(74.6)	(69.5)

Cash flows from financing activities
Issuance of Caesars Interactive’s common stock	31.8	11.2
Issuance of Caesars Interactive’s common stock warrant	0.5	—
Purchase of additional interests in subsidiary	—	(78.4)
Resolution of contingent consideration for acquired business	—	(10.0)
Capital contributions	10.4	23.5
Issuance of convertible notes to related party	47.7	—
Proceeds from issuance of long-term debt to related party	42.0	146.9
Payments on long-term debt to related party	(142.1)	(20.5)
Repayments under lending agreements	(0.1)	(15.0)
Transfers to parent	(18.2)	(40.9)

Cash flows (used in)/provided by financing activities	(28.0)	16.8

Net increase in cash and cash equivalents	45.5	45.3
Cash and cash equivalents, beginning of period	110.1	64.8

Cash and cash equivalents, end of period	$155.6	$110.1

See accompanying Notes to Combined Financial Statements.

GROWTH PARTNERS

NOTES TO COMBINED FINANCIAL STATEMENTS

Note 1—Background and Basis of Presentation

ORGANIZATION AND PROPOSED TRANSACTION. Caesars Growth Partners, LLC will be formed as a joint venture between Caesars Entertainment Corporation (“Caesars Entertainment”) and another newly formed entity, Caesars Acquisition Company (“CAC”). Upon consummation of the transaction (as described below), CAC will serve as Caesars Growth Partners, LLC’s managing member and sole holder of all of its outstanding voting units and Caesars Entertainment will hold all of Caesars Growth Partners, LLC’s outstanding non-voting units.

CAC is undertaking an offering of equity via a subscription rights offering to the shareholders of Caesars Entertainment, whereby CAC will use proceeds from such equity offering to purchase 100% of the voting units of Caesars Growth Partners, LLC (“CGP LLC”). Thereafter, CGP LLC will use amounts received from CAC to purchase from Caesars Entertainment certain assets described below.

Caesars Entertainment will contribute its equity interests in Caesars Interactive Entertainment, Inc. (“Caesars Interactive” or “CIE”) and assets consisting of approximately $1.1 billion in aggregate principal amount of senior notes previously issued by Caesars Entertainment Operating Company (“CEOC”), a wholly-owned subsidiary of Caesars Entertainment, which were repurchased through the public market by Caesars Entertainment in transactions unrelated to this contribution, to CGP LLC in exchange for all of its non-voting units. Thereafter, CGP LLC will purchase from CEOC (i) the equity interests of a subsidiary of PHW Las Vegas, LLC, which will hold all of the assets and liabilities formerly held directly by PHW Las Vegas, LLC, including Planet Hollywood Resort and Casino (“Planet Hollywood”) (ii) equity interests of Caesars Baltimore Investment Company, LLC, (“CBIC”) which is the entity that indirectly holds interests in Horseshoe Baltimore in Maryland (“Horseshoe Baltimore”), which is an early stage development project and (iii) a 50% interest in the revenues of PHW Manager, LLC, which manages Planet Hollywood, and another subsidiary of CEOC that holds a management agreement to manage Horseshoe Baltimore. The aggregate of the formation of CGP LLC and the contributions and purchases of businesses and assets is referred to as the (“Transaction”). The entities and assets that will be contributed to or purchased by Caesars Growth Partners, LLC are herein referred to as the “Company”, “Growth Partners”, “we”, “our” and “us”.

Caesars Entertainment will own between 56.9% and 76.8% of the economic interests in CGP LLC, depending on the number of subscription rights exercised in the offering and the relative fair value of the assets contributed to CGP LLC by Caesars Entertainment. In connection with the Transaction, CGP LLC will enter into a management services agreement with Caesars Entertainment pursuant to which Caesars Entertainment and its subsidiaries will provide certain services to CAC and CGP LLC, including certain corporate services, back-office support and advisory and business management services and, in turn, CGP LLC will be able to leverage Caesars Entertainment’s brands and capabilities. In exchange for the provision of the services, CGP LLC will pay a service fee in an amount equal to the fully allocated cost of such services, plus an appropriate margin.

DESCRIPTION OF BUSINESS. We have two reportable segments, Interactive Entertainment and Casino Properties and Developments. Our Interactive Entertainment segment consists of our Caesars Interactive business and our Casino Properties and Developments segment consists primarily of our Planet Hollywood business along with our interest in Horseshoe Baltimore.

Interactive Entertainment

In May 2009, Caesars Interactive was formed by Caesars Entertainment. At December 31, 2012 and 2011, Caesars Entertainment owned approximately 119,047 shares and 119,047 shares, respectively, of Caesars Interactive’s common stock, representing approximately 89.2% and 93.8%, respectively, of the outstanding shares of Caesars Interactive. The remainder of the outstanding common stock of Caesars Interactive was owned by Rock Gaming LLC (“Rock”) and members of the Caesars Interactive management team, representing approximately 4.9% and 0% for Rock and 5.9% and 6.2% for the management team as of December 31, 2012 and 2011, respectively.

Caesars Interactive is a social and mobile games and online real money gaming provider and owner of the World Series of Poker (“WSOP”) brand. In early 2010, Caesars Interactive licensed the WSOP and Caesars brands for use on branded poker, bingo and casino online sites in the United Kingdom. Caesars Interactive also has alliances with online gaming providers in Italy and France. As part of its online strategy, Caesars Interactive will expand its online real money gaming offerings in the United States (the “U.S.”), as it becomes legal and regulated, and will offer social and mobile casino-themed game options in those and other jurisdictions. In addition, Caesars Interactive licenses live WSOP tournaments in both the U.S. and international locations.

In May 2011, Caesars Interactive purchased a majority of the voting equity interests in Playtika Ltd. (“Playtika”), a social and mobile games company located in Israel, and in December 2011, purchased the remaining outstanding shares of Playtika (see Note 5, Development and Acquisition Activity). Playtika develops social and mobile casino-themed games to be played through Facebook and other social networking websites and mobile platforms.

Casino Properties and Developments

On February 19, 2010, Caesars Entertainment acquired 100% of the equity interests of Planet Hollywood, which owns the Planet Hollywood Resort and Casino, an entertainment facility located in Las Vegas, Nevada, comprised of one casino, a hotel, multiple restaurants and retail outlets.

In July 2012, a consortium led by Caesars Entertainment was awarded the license to operate a casino in downtown Baltimore. In October 2012, Caesars Entertainment entered into definitive agreements with its partners to form a joint venture that will build and own the Horseshoe Baltimore casino (see Note 5, Development and Acquisition Activity).

BASIS OF PRESENTATION AND COMBINATION. The combined financial statements have been prepared on a stand-alone basis and, as the Transaction is considered a transaction between entities under common control, have been derived from the historical accounting records and consolidated financial statements of Caesars Entertainment. The combined historical financial statements consist of the financial positions, results of operations and cash flows of the businesses and assets to be contributed to or acquired by CGP LLC in the Transaction described previously as if those businesses were combined into a reporting entity for all periods presented. The combined historical financial statements reflect our financial position, results of operations and cash flows as we were historically managed, in accordance with accounting principles generally accepted in the U.S. (“GAAP”). The combined historical financial statements include all revenues, costs, assets and liabilities directly attributable to us.

The accompanying combined financial statements also include allocations of certain Caesars Entertainment general corporate expenses in accordance with shared services agreements between Caesars Interactive and Planet Hollywood and Caesars Entertainment. These allocations of general corporate expenses may not reflect the expense we would have incurred if we were a stand-alone company nor are they necessarily indicative of our future costs. Management believes the assumptions and methodologies used in the allocation of general corporate expenses from Caesars Entertainment are reasonable. Given the nature of these costs, it is not practicable for us to estimate what these costs would have been on a stand-alone basis.

Transactions between Caesars Entertainment and the Company have been identified in the combined historical financial statements as transactions between related parties (see Note 4, Related Party Transactions).

USE OF ESTIMATES. The presentation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in the combined financial statements and notes thereto. Significant estimates and assumptions reflected in our combined historical financial statements include, but are not limited to, the estimated consumption rate of virtual goods that we use for revenue recognition of our Interactive Entertainment segment, useful lives of property, equipment and amortizing intangible assets, income taxes, accounting for stock-based compensation and the evaluation of goodwill and long-lived assets for impairment. Management believes the accounting estimates are appropriate and reasonably determined; however, due to the inherent uncertainties in making these estimates, actual amounts could differ from such estimates.

Note 2—Summary of Significant Accounting Policies

PRINCIPLES OF CONSOLIDATION. Our combined financial statements include the accounts of the Company and its subsidiaries after elimination of all intercompany accounts and transactions.

We consolidate into our combined financial statements the accounts of all wholly-owned subsidiaries and any partially-owned subsidiaries that we have the ability to control. Control generally equates to ownership percentage, whereby investments that are more than 50% owned are consolidated, investments in affiliates of 50% or less but greater than 20% are generally accounted for using the equity method, and investments in affiliates of 20% or less are accounted for using the cost method.

We also consolidate into our combined financial statements the accounts of any variable interest entity for which we are determined to be the primary beneficiary. Up through and including December 31, 2012, we analyzed our variable interests to determine if the entity that is party to the variable interest is a variable interest entity in accordance with GAAP. Our analysis included both quantitative and qualitative reviews. Qualitative analysis was based on our review of the design of the entity, its organizational structure including decision-making ability, and financial agreements. Based on these analyses, we are the primary beneficiary and therefore consolidated a variable interest entity venture with Rock Gaming LLC, the Horseshoe Baltimore development project in Maryland.

CASH AND CASH EQUIVALENTS. Cash equivalents are highly liquid investments with maturities of less than three months from the date of purchase.

SHORT TERM INVESTMENTS. Our short term investments consist of bank deposits with original maturities greater than 3 months but less than 12 months, which are classified as held-to-maturity investments and recorded at amortized cost.

INVESTMENTS IN NOTES FROM RELATED PARTY. Our investments in senior notes previously issued by CEOC, a related party, are classified as available for sale investments and thus recorded at fair value with changes in fair value being recorded in accumulated other comprehensive income. Any discount or premium is amortized to interest income using the effective interest method. We classify our investment in notes from related party as current or long-term depending on the maturity of the instruments along with management’s intent on holding such instruments.

ALLOWANCE FOR DOUBTFUL ACCOUNTS. We reserve an estimated amount for accounts receivables that may not be collected. Methodologies for estimating the allowance for doubtful accounts range from specific reserves to various percentages applied to aged receivables. In determining specific reserves, we consider historical collection rates as well as customer relationships. As with many estimates, management must make judgments about potential actions by third parties in establishing and evaluating the allowance for doubtful accounts.

RESTRICTED CASH. Restricted cash includes amounts restricted under the terms of the Planet Hollywood debt agreement (see Note 9, Debt, and Note 10, Financial Instruments) which requires that the Company maintain certain reserves for payment of property taxes, insurance, interest and ongoing furniture, fixtures and equipment purchases or property improvements. The classification between current and long-term is dependent upon the intended use of each particular reserve.

LAND, PROPERTY AND EQUIPMENT. Additions to land, property and equipment are stated at cost. We capitalize the costs of improvements that extend the life of the asset. We expense maintenance and repair costs as incurred. Gains or losses on the dispositions of land, property and equipment are included in the determination of income. The Company capitalized interest of $0.1 million and $0.2 million for the years ended December 31, 2012 and 2011, respectively.

Depreciation is provided using the straight-line method over the shorter of the estimated useful life of the asset or the related lease, as follows:

Land improvements	12 years
Buildings and improvements	2 - 40 years
Furniture, fixtures and equipment	2 1⁄2 - 20 years

We review the carrying value of land, property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value of the asset, an impairment loss is recognized equal to an amount by which the carrying value exceeds the estimated fair value of the asset. The factors considered by management in performing this assessment include current operating results, trends, and prospects, and the effect of obsolescence, demand, competition, significant decreases in marketplace, a change in physical condition, and legal and other economic factors. In estimating expected future cash flows for determining whether an asset is impaired, assets are grouped at the reporting unit level, which, for most of our assets, is the individual property. The Company recognized no impairment for all periods presented.

GOODWILL AND OTHER INTANGIBLE ASSETS. The purchase price of an acquisition is allocated to the underlying assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. We determine the estimated fair values after review and consideration of relevant information including discounted cash flows, quoted market prices, and estimates made by management. To the extent the purchase price exceeds the fair value of the net identifiable tangible and intangible assets acquired and liabilities assumed, such excess is recorded as goodwill.

Each year, we perform a preliminary annual impairment assessment of goodwill as of September 30, or more frequently if impairment indicators exist. For our preliminary assessment, we determine the estimated fair value of each reporting unit as a function, or multiple, of earnings before interest, taxes, depreciation and amortization (“EBITDA”), combined with estimated future cash flows discounted at rates commensurate with the capital structure and cost of capital of comparable market participants, giving appropriate consideration to the prevailing borrowing rates within the interactive entertainment and casino industries in general. Both EBITDA multiples and discounted cash flows are common measures used to value and buy or sell businesses within the interactive entertainment and casino industries. In the fourth quarter of each year, we finalize our assessment of goodwill once we finalize our long-term operating plan for the next fiscal year and certain other assumptions.

Each year, we perform an annual impairment assessment of other non-amortizing intangible assets as of September 30, or more frequently if impairment indicators exist. We determine the estimated fair value of our non-amortizing intangible assets by primarily using the Relief From Royalty Method and Excess Earnings Method under the income approach.

We are permitted to perform a qualitative assessment of goodwill and other non-amortizing intangible assets to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step impairment test. As of December 31, 2012 we did not perform the qualitative assessment and applied quantitative impairment tests in accordance with ASC subtopic 350-30.

The annual evaluation of goodwill and other non-amortizing intangible assets requires the use of estimates about future operating results, valuation multiples, and discount rates to determine their estimated fair value. Changes in these assumptions can materially affect these estimates. Thus, to the extent the economy deteriorates further in the near future, discount rates increase significantly, or we do not meet our projected performance, we could have impairments to record.

DERIVATIVE INSTRUMENTS. Derivative instruments are recognized in the combined financial statements at fair value. Any changes in fair value are recorded in the Combined Statements of Operations. The estimated fair value of our derivative instrument is based on market prices obtained from dealer quotes. Such quotes represent the estimated amounts we would receive or pay to terminate the contract. See Note 10, Financial Instruments, for additional discussion on derivative instruments.

DEFERRED CREDITS AND OTHER. Deferred credits and other largely consists of deferred credits associated with below market leases of Planet Hollywood recorded at their estimated fair value at the date of acquisition. We revalued existing tenant leases at the time of acquisition of Planet Hollywood and recorded deferred credits of $14.4 million related to these below market leases. Deferred credits related to below market leases are amortized as an increase to rental income over the remaining terms of the respective leases. Planet Hollywood recognized additional non-cash rental income of $2.2 million and $2.5 million for the years ended December 31, 2012 and 2011, respectively.

REVENUE RECOGNITION

Interactive Entertainment

Social and Mobile Games. We derive revenue from the sale of virtual currencies within casino-themed social and mobile games which are played on various global social and mobile third party platforms. Our Slotomania application represented 94% and 97% of our social and mobile games revenues for the years ended December 31, 2012 and 2011, respectively. Within our application, game players may collect free virtual coins on a regular basis, may send “gifts” of either free virtual coins or free slot machine spins to their friends through interactions with the Facebook application, and may “earn” free virtual coins through targeted marketing promotions. These virtual coins, regardless of their source, allow the game players to play the Slotomania game free of charge. If a game player wishes to obtain virtual coins above and beyond the level of free virtual coins available to that player, the player may purchase additional virtual coins. Once a purchase of virtual coins is completed, the coins are deposited into the players account and are not separately identifiable from previously purchased virtual coins or virtual coins obtained by the game player for free.

Once obtained, virtual coins (either free or purchased) cannot be redeemed for cash nor exchanged for anything other than game play. When virtual coins are played in the Slotomania game, the game player could “win” and would be awarded additional virtual coins, or could “lose” and essentially lose the future use of those virtual coins. As the game player does not receive any additional benefit from the game, nor is the game player entitled to any additional rights once the game player’s virtual coin balance is substantially consumed, the Company has concluded that the virtual coins represent consumable goods.

The Company has determined through a review of customer play behavior that game players who purchase virtual coins generally are not purchasing additional virtual coins if their existing virtual coin balances have not been substantially consumed. As the Company is able to track the duration between purchases of virtual coins for individual game players, the Company is able to reliably estimate the period of time over which virtual coins are consumed. As such, we recognize revenue using an item-based revenue model.

Because we are unable to distinguish whether purchased or free virtual currency is consumed, we must estimate the amount of outstanding purchased virtual currency at each reporting period based on customer behavior. Based upon an analysis of our customers’ historical play behavior, the timing difference between when virtual currencies are purchased by a customer and when those virtual currencies are consumed in gameplay is relatively short. We record within Accrued expenses deferred revenue associated with our social and mobile games, and we also record within other current assets the prepaid platform fees associated with this deferred revenue. At December 31, 2012 and 2011, we recorded within Accrued expenses deferred revenue associated with our social and mobile games of $1.2 million and $0.4 million, respectively, representing the estimated value of purchased virtual currencies not yet consumed at year-end. We also recorded within Prepayments and other current assets the prepaid platform fees associated with this deferred revenue, aggregating $0.4 million and $0.1 million at December 31, 2012 and 2011, respectively.

We continue to gather detailed customer play behavior and assess this data in relation to our revenue recognition policy. To the extent our customer play behavior changes, we will reassess our estimates and assumptions used for revenue recognition.

The Slotomania application is hosted on various social and mobile third party platforms for which such third parties collect monies from our customers and pay us an amount after deducting a platform fee. We are the primary obligor with our customers under these arrangements, retain the ability to establish the pricing for our virtual currencies, and assume all credit risk with our customers.

Prior to September 2013, transactions conducted through the Facebook Platform were facilitated using Facebook credits (“FB Credits”), a form of virtual currency specific to the Facebook Platform. Effectively, transactions priced by CIE to sell a specified number of Slotomania virtual coins for a specified cost in a game player’s local currency had FB Credits inserted into the transaction flow, whereby the purchase price paid by the game player was first converted to FB Credits, and the FB Credits were then converted into the resulting number of Slotomania virtual coins. This provided a means for Facebook Platform users to accumulate FB Credits prior to making an in-application purchase, and for the Facebook Platform to provide to its users FB Credits at a discount or for free.

Subsequent to the elimination of FB Credits, Facebook may provide free giftcards or determine other means of discounting Slotomania coins purchased by the Facebook platform users. As a result, CIE reviews the individual transaction details to ensure that revenues recognized for the sale of Slotomania coins through the Facebook Platform represent cash paid for such coins by CIE’s game players.

Based upon the above facts, CIE recognizes revenues from its game-playing customers on a gross basis and related platform fees are recorded as a component of operating expense.

WSOP and Online Real Money Gaming. The majority of our WSOP and regulated online real money licensed gaming revenue is derived from licensing the WSOP and Caesars trade names to third parties for the use in regulated online real money gaming and social and mobile games, from the licensing of the WSOP trade name, television rights and sponsorship for the WSOP live tournaments. With respect to the licensing agreements, our revenues are typically based upon a percentage of gaming revenue earned by our licensees and the fees we receive from Caesars Entertainment for the WSOP circuit events.

Our license fee revenues generated from regulated online real money gaming are recognized as earned based on a contractually agreed upon percentage of the net gaming revenue. We believe that we are the agent in these transactions and therefore we record the net licensing revenue derived from our licensees’ net gaming revenue. Revenue related to the licensing of the WSOP trade name to third parties for the use in for social, mobile and console games is recognized based on an agreed percentage of the third parties’ revenues through revenue sharing agreements.

Media and sponsorship revenues related to WSOP live tournaments are recorded as earned generally over the initial broadcasting period of the WSOP live tournaments. At December 31, 2012 and 2011, we recorded within Accrued expenses, deferred revenue associated with our WSOP and online gaming business of $1.4 million and $0.5 million, respectively.

Casino Properties and Developments

Casino Revenues. Casino revenues are measured by the aggregate net difference between gaming wins and losses, with liabilities recognized for funds deposited by customers before gaming play occurs and for chips in the customers’ possession. Jackpots, other than the incremental amount of progressive jackpots, are recognized at the time they are won by customers. The Company accrues the incremental amount of progressive jackpots as the progressive machine is played and the progressive jackpot amount increases, with a corresponding reduction of casino revenue.

Food, Beverage and Rooms. Food, beverage, accommodations, and other revenues are recognized when services are performed. The retail value of accommodations, food and beverage, and other services furnished to casino guests without charge is included in gross revenue and then deducted as promotional allowances. The estimated costs of providing such promotional allowances are classified as casino expenses as follows (in millions):

	For the year-ended December 31,
	2012	2011
Food and beverage	$12.5	$11.2
Rooms	9.6	9.3

	$22.1	$20.5

PLATFORM FEES. Platform fees relate to our Interactive Entertainment segment and consist of fees paid to third party social and mobile platform providers, including Facebook and Apple. Approximately 48.2% and 90.0% of platform fees incurred for the year ended December 31, 2012 and 2011, respectively, were payable to Facebook. Approximately 35.6% of platform fees incurred for the year ended December 31, 2012 were payable to Apple. Other than amounts associated with deferred revenues, platform fees are expensed as incurred.

TOTAL REWARDS POINT LIABILITY PROGRAM. Caesars Entertainment’s customer loyalty program, Total Rewards, offers incentives to customers who gamble at Caesars Entertainment’s casinos throughout the United States, including our Planet Hollywood casino. Under the program, customers are able to accumulate, or bank, reward credits over time that they may redeem at their discretion under the terms of the program. The reward credit balance will be forfeited if the customer does not earn a reward credit over the prior six-month period. As a result of the ability of the customer to bank the reward credits, Caesars Entertainment accrues the expense of reward credits, after consideration of estimated forfeitures (referred to as “breakage”), as they are earned. The value of the cost to provide reward credits is expensed by Caesars Entertainment as the reward credits are earned by customers. To arrive at the estimated cost associated with reward credits, estimates and assumptions are made regarding incremental marginal costs of the benefits, breakage rates, and the mix of goods and services for which reward credits will be redeemed. Caesars Entertainment uses historical data to assist in the determination of estimated accruals.

Amounts associated with Planet Hollywood’s participation in the program are included in Payables to related parties in our Combined Balance Sheets and this liability is settled with Caesars Entertainment on a monthly basis. Planet Hollywood’s associated cost to provide reward credits is included in Casino expense in the Combined Statements of Operations. The accrued balance for the estimated cost of Total Rewards credit redemptions was $0.9 million and $0.8 million for the years ended December 31, 2012 and 2011, respectively.

RESEARCH AND DEVELOPMENT. We incur various direct costs in relation to the development of future social and mobile games applications and future online real money poker applications, along with costs to improve current social and mobile games. We evaluate research and development costs incurred to determine whether the costs relate to the development of software, and therefore are required to be capitalized. All other research and development costs are expensed as incurred. Research and development costs were $15.6 million and $2.3 million for the year ended December 31, 2012 and 2011, respectively. Such amounts are included in Property, general, administrative and other within the Combined Statements of Operations.

ADVERTISING. The Company expenses the production costs of advertising the first time the advertising takes place. Advertising expense was $34.3 million and $12.5 million for the years ended December 31, 2012 and 2011, respectively. Advertising expense is included in Property, general, administrative and other expenses within the Combined Statements of Operations.

STOCK-BASED COMPENSATION. Caesars Entertainment grants stock-based compensation awards in Caesars Entertainment common stock to executives that work for Planet Hollywood under the Caesars Entertainment Corporation Management Equity Incentive Plan. We did not allocate any of Caesars Entertainment’s expense associated with Planet Hollywood executive’s stock-based awards for the years ended December 31, 2012 and 2011 as it was not material to the combined financial statements.

Caesars Interactive grants stock-based compensation awards in Caesars Interactive common stock to its employees in accordance with the Caesars Interactive Management Equity Incentive Plan (the “Plan”), which is intended to promote the interests of Caesars Interactive and its shareholders by providing key employees, directors, service providers and consultants with an incentive to encourage their continued employment or service and improve the growth and profitability of Caesars Interactive. The Plan provides for the Plan to be administered by the Human Resources Committee of the Board of Directors of Caesars Entertainment (the “Committee”). As a matter of policy, the exercise price of all options granted under the Plan has been determined by the Committee to ensure that the exercise price of options granted under the Plan complies with the requirement that such exercise price is not less than the fair market value of the underlying shares at the respective grant dates. Caesars Interactive has granted stock options and warrants, restricted shares and management shares to its employees, these programs are classified as either equity or liability-based instruments dependent on the terms and conditions of each of the awards. Equity-classified instruments are measured at their fair value at their date of grant and liability-classified instruments are re-measured at their fair value at each reporting date for accounting purposes. A description of the components of these programs is provided in Note 15, Stock-based compensation.

INCOME TAXES. We record income taxes under the asset and liability method, whereby deferred tax assets and liabilities are recognized based on the expected future tax consequences of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and attributable to operating loss and tax credit carryforwards. We reduce the carrying amounts of deferred tax assets by a valuation allowance if, based on the available evidence, it is more likely than not that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed periodically based on the more likely than not realization threshold. This assessment considers, among other matters, the nature, frequency, and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carryforward periods, our experience with operating loss and tax credit carryforwards not expiring unused, and tax planning alternatives.

The effect on the income tax provision and deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

For the years ended December 31, 2012 and 2011, the Company’s operations were included in the consolidated U.S. Federal income tax return and state income tax returns of Caesars Entertainment. The provision for income taxes included in the Combined Statements of Operations was computed as if the Company filed its U.S. Federal, state and foreign income tax returns on a stand-alone basis. Planet Hollywood is currently a disregarded entity for tax purposes. However, for the purpose of the combined financial statements, for the years ended December 31, 2012 and 2011, Planet Hollywood recorded income taxes to properly represent the cost of its operations. Upon closing of the Transaction, Growth Partners will be treated as a pass-through entity for tax purposes.

Note 3—Recently Issued Accounting Pronouncements

In December 2011, the Financial Accounting Standards Board (“FASB”) issued updated guidance related to disclosures about offsetting assets and liabilities. The new guidance contains disclosure requirements regarding the nature of an entity’s rights of offset and related arrangements associated with its financial instruments and derivative instruments. The new disclosures are designed to make financial statements that are prepared under GAAP more comparable to those prepared under IFRS. To facilitate comparison between financial statements prepared under GAAP and IFRS, the new disclosures give financial statement users information about both gross and net exposures. The new disclosure requirements will be effective for us January 1, 2013. The new disclosure requirements have been included in these financial statements, and, as this update relates only to disclosures, there was no impact on our combined financial position, results of operations, or cash flows upon adoption.

Effective January 1, 2011, we adopted ASU 2010-16, Accruals for Casino Jackpot Liabilities, which clarifies that an entity should not accrue jackpot liabilities (or portions thereof) before a jackpot is won if the entity can avoid paying that jackpot. Instead, jackpots should be accrued and charged to revenue when an entity has the obligation to pay the jackpot. This guidance applies to both base and progressive jackpots. Upon adoption during the year ended December 31, 2011, we recorded a decrease to our accrual in the amount of $0.5 million with a corresponding cumulative effect adjustment to Net parent investment.

In September 2011, the FASB issued ASU 2011-09 Compensation – Retirement Benefits – Multi-employer Plans, to provide updated guidance related to disclosures around employer’s participation in multi-employer benefit plans. The updated guidance increases the quantitative and qualitative disclosures an employer will be required to provide about its participation in significant multi-employer plans that offer pension or other postretirement benefits. As this relates only to disclosure requirements, there was no impact on our Combined Balance Sheet, Combined Statements of Operations or cash flows upon adoption.

Effective January 1, 2012, we adopted ASU 2011-05, Comprehensive Income, the new guidance for the presentation of comprehensive income. The new guidance requires that all non-owner changes in equity be presented either in a single continuous Statement of Comprehensive Income or in two separate but consecutive statements. The new disclosure requirements have been included in these financial statements, and, as this update relates only to presentation and disclosures, there was no impact on our Combined Balance Sheet, Combined Statements of Operations or cash flows upon adoption.

Effective January 1, 2012, we adopted the updated guidance related to fair value measurement and disclosure requirements. The changes result in common fair value measurement and disclosure requirements between GAAP and International Financial Reporting Standards and change the wording used to describe many of the requirements in GAAP for measuring fair value and for disclosing information about fair value measurements. The new disclosure requirements have been included in these combined financial statements, and, as this update relates only to disclosures, there was no impact on our Combined Balance Sheet, Combined Statements of Operations or cash flows upon adoption.

Effective January 1, 2012, we adopted ASU 2012-02, Intangibles—Goodwill and Other, the revised guidance for goodwill impairment testing. The new guidance allows an entity to perform a qualitative assessment on goodwill to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. In July 2012, the guidance was amended to include assessments for indefinite-lived intangible assets. The Company adopted the amended guidance in the second quarter of 2012 as permitted under the amendment, we did not elect to perform the qualitative assessment on goodwill in 2012.

Note 4—Related Party Transactions

WSOP Trade Name

In 2009, Caesars Interactive acquired the WSOP trademarks and associated rights from CEOC for $15.0 million. At the same time, Caesars Interactive entered into a Trademark License Agreement with CEOC, pursuant to which CEOC acquired an exclusive, perpetual, royalty-free license to use the WSOP trademarks in connection with hosting the WSOP tournaments, operating WSOP branded poker rooms and selling certain WSOP branded retail items. This agreement remains in effect indefinitely, unless earlier terminated pursuant to the agreement’s terms.

In 2011, Caesars Interactive entered into a series of transactions pursuant to which Caesars Interactive effectively repurchased the exclusive rights to host the WSOP tournaments from CEOC for $20.5 million. The 2009 Trademark License Agreement remains in effect with respect to WSOP branded poker rooms and retail items, but the rights to host WSOP tournaments are owned by Caesars Interactive. As part of the 2011 transactions, Caesars Interactive entered into a Trademark License Agreement with CEOC pursuant to which Caesars Interactive granted CEOC the right to host the WSOP tournaments at the Rio Hotel in Las Vegas or at such other property agreed to by the parties, in exchange for a $2.0 million per year fee. Simultaneously, Caesars Interactive entered into a Circuit Event Agreement with CEOC pursuant to which Caesars Interactive granted CEOC the right to host a certain number of WSOP circuit events at various properties of CEOC for a price of $75,000 per event. Both agreements are in effect until September 1, 2016, unless earlier terminated pursuant to the agreements’ respective terms. Revenues under this agreement associated with the WSOP circuit events amounted to $1.6 million and $0.4 million for the years ended December 31, 2012 and 2011, respectively. The Company’s first revenues associated with the royalty fee of $2.0 million for the right to host the WSOP Tournaments occurred during the year ended December 31, 2012 which is included in WSOP and online real money gaming revenues in the Combined Statements of Operations.

Cross Marketing and Trademark License Agreement

In 2011, Caesars Interactive entered into a Cross Marketing and Trademark License Agreement with Caesars World, Inc., Caesars License Company, LLC, Caesars Entertainment and CEOC. In addition to granting Caesars Interactive the exclusive rights to use various brands of Caesars Entertainment in connection with social and mobile games and online real money gaming in exchange for a 3% royalty, this agreement also provides that CEOC will provide certain marketing and promotional activities for Caesars Interactive, including participation in Caesars Entertainment’s Total Rewards loyalty program, and Caesars Interactive will provide certain marketing and promotional activities for Caesars Entertainment and CEOC. The agreement also provides for certain revenue share arrangements where Caesars Interactive pays CEOC for customer referrals. This agreement is in effect until December 31, 2026, unless earlier terminated pursuant to the agreement’s terms. During the fiscal year ended December 31, 2012, Caesars Interactive paid $0.4 million pursuant to the terms of the Cross Marketing and Trademark License Agreement. No material amounts were paid during the year ended December 31, 2011.

Reimbursement and Consulting Arrangement with Stephenson Management Inc.

Stephenson Management Inc. (“Stephenson”), a holding company controlled by Caesars Interactive’s Chief Executive Officer, Mitch Garber, is the owner of a private aircraft. When Mr. Garber travels for a business purpose for Caesars Interactive, Stephenson assumes all of the operating expenses of the aircraft, and Caesars Interactive reimburses Stephenson for the approximate cost of the prevailing price of a commercial airline ticket for Mr. Garber and any other employee or business related passenger on the flight.

In addition, CEOC and Stephenson are parties to a Consulting Agreement, dated as of January 26, 2009, pursuant to which Stephenson provides consulting services to CEOC in respect of online and other assets controlled by CEOC. Stephenson is paid CAD$20,350 each calendar month, which consists of $15,000 converted at a fixed exchange rate of CAD$1.18 to $1.00 and a gross up to cover the required Canadian Goods and Services Tax and the required Provincial Sales Tax in Canada.

The reimbursement of Stephenson ceased during the year ended December 31, 2012.

Allocated general corporate expenses

Caesars Interactive and Planet Hollywood entered into shared services agreements with CEOC, and certain of its subsidiaries, pursuant to which CEOC and its subsidiaries provide certain services to us. Upon closing of the Transaction, these agreements will be terminated and CGP LLC will enter into similar agreements with CEOC. The agreements, among other things:

•	contemplate that CEOC will provide certain services related to payroll, accounting, risk management, tax, finance, recordkeeping, financial statement preparation and audit support, legal, treasury functions, regulatory compliance, insurance, information systems, office space and corporate and other centralized services;

•	allow the parties to modify the terms and conditions of CEOC’s performance of any of the services and to request additional services from time to time; and -

•	provide for payment of a service fee to CEOC in exchange for the provision of services in an amount equal to the fully allocated cost of such services plus 10%.

The Combined Statements of Operations reflect an allocation of both expenses incurred in connection with these shared services agreements and directly billed expenses incurred through Caesars Entertainment and CEOC. General corporate expenses have been allocated based on a percentage of revenue, or on another basis (such as headcount), depending upon the nature of the general corporate expense allocated. For the years ended December 31, 2012 and 2011, we recorded allocated general corporate expenses including at times a 10% surcharge and directly billed expenses of $26.4 million and $24.4 million, respectively. As of December 31, 2012 and 2011, the net payable balances for these items reflected in Payables to related parties in the Combined Balance Sheets were $18.2 million and $7.0 million, respectively.

Management Fees

PHW Manager, LLC (“PHW Manager”), a wholly-owned subsidiary of CEOC, manages the operations of the Planet Hollywood on behalf of the Company. Fees paid to PHW Manager for such services include a base management fee calculated at 3% of adjusted gross operating revenue plus net casino wins and an incentive fee calculated at 4.5% of EBITDA less the base management fee. These fees were $16.1 million for each of the years ended December 31, 2012 and 2011. These fees are included in Property, general and administrative and other expenses in the Combined Statements of Operations. As of December 31, 2012 and 2011, the payable balances reflected in Payables to related parties in the Combined Balance Sheets were $1.3 million and $1.3 million, respectively.

Long-term debt to related party

Caesars Interactive has entered into an unsecured credit facility with Caesars Entertainment (the “Credit Facility”) whereby Caesars Entertainment provided to Caesars Interactive unsecured intercompany loans as approved by Caesars Entertainment on an individual transaction basis. In connection with the May 2011 Playtika acquisition, the December 2011 purchase of the remaining 49% interest in Playtika and the December 2012 Buffalo Studios acquisition (see Note 5 below), Caesars Interactive borrowed $126.4 million for Playtika and $42.0 million for Buffalo Studios under the Credit Facility. The outstanding CIE balance on the Credit Facility as of December 31, 2012 and 2011, is $46.8 million and $146.9 million, respectively. No principal payments are required on the unsecured intercompany loans until their maturity date of November 29, 2016. The unsecured intercompany loans bear interest on the unpaid principal amounts at a rate per annum equal to LIBOR plus 5%. For the years ended December 31, 2012 and 2011, we recorded $4.1 million and $2.1 million of interest expense associated with this debt, respectively. The unsecured credit facility does not have any restrictive or affirmative covenants.

Through the first three months of 2013, we made principal payments on the unsecured intercompany loan aggregating to $7.0 million, which was paid from sources that existed as of December 31, 2012. As such, we have classified $7.0 million as a current liability in our Combined Balance Sheets.

Through the first four months of 2012, we made principal payments on the unsecured intercompany loan aggregating $68.1 million, resulting in a remaining unpaid principal balance of $78.8 million. Of the amount paid in 2012, $28.7 million was paid from sources that existed as of December 31, 2011, and as such we have classified $28.7 million as a current liability in our Combined Balance Sheets.

Investments in notes and interest receivable from related party

The face value and fair value of the investment in related party notes are summarized below (in millions):

	Interest Rate	Face Value As of December 31,		Fair Value As of December 31,
Maturity		2012	2011	2012	2011
June 1, 2015	5.625%	$427.3	$427.3	$376.0	$235.0
June 1, 2016	6.500%	324.5	324.5	210.0	145.2
October 1, 2017	5.750%	390.9	385.1	201.5	155.0
February 1, 2018	11.500%	3.7	3.2	3.1	2.3

Total		$1,146.4	$1,140.1	$790.6	$537.5

For additional discussion of fair value measurements, see Note 14, Fair Value Measurements.

Our Investments in notes from related party consist solely of senior notes previously issued by CEOC which were acquired by Caesars Entertainment through open market purchases in transactions unrelated to the Transaction. All investments in notes from related party are classified as available-for-sale and are recorded as non-current assets. Investments included in the Combined Balance Sheets are summarized as follows (in millions):

	As of December 31,
	2012	2011
Investments in notes from related party
Amortized cost	$612.2	$531.5
Unrealized gains recorded in accumulated comprehensive income	178.4	6.0

Fair value of investments in notes from related party	$790.6	$537.5

The Company evaluates whether securities in an unrealized loss position could potentially be other-than-temporarily impaired. The Company has concluded that the fair values of the securities presented in the table above were not other-than-temporarily impaired as of December 31, 2012 and 2011. This conclusion is derived from the issuers’ continued satisfaction of the securities’ obligations in accordance with their contractual terms along with the expectation that they will continue to do so. Also contributing to this conclusion is its determination that it is more likely than not that the Company will not be required to sell these securities prior to recovery, an assessment of the issuers’ financial condition, and other objective evidence.

Interest income from related parties includes $67.9 million and $67.5 million of income received in cash based on the stated interest rate and $77.2 million and $56.2 million of non-cash accretion of discount for the years ended December 31, 2012 and 2011, respectively.

Rock Gaming, LLC

Rock holds approximately 4.9% and 0% of Caesars Interactive’s outstanding common stock as of December 31, 2012 and 2011, respectively. We entered into an agreement with Rock to develop an entertainment facility in the City of Baltimore (see Note 5, Development and Acquisition Activity) and we issued convertible notes to Rock that are convertible into approximately 8,913 shares of Caesars Interactive common stock (see Note 11, Equity and Redeemable Non-Controlling Interests).

Note 5—Development and Acquisition Activity

Acquisition of Buffalo Studios LLC

In December 2012, Caesars Interactive purchased substantially all of the assets of Buffalo Studios LLC (“Buffalo”). Aggregate consideration was $50.8 million, including the Company’s preliminary estimate of $5.6 million in contingent consideration. Buffalo is a developer of social and mobile games which are played through a Facebook, Apple, or Android platform. Buffalo’s principal revenue source is Bingo Blitz, an online bingo game in which users compete to win virtual prizes and game enhancements. Buffalo offers its games under a “free-to-play” model in which users can download and play the game for free, but are charged for additional game credits, game enhancements, and the purchase of virtual goods. The results of Buffalo for periods subsequent to the acquisition are included in our results in our Interactive Entertainment segment.

The December 2012 purchase price of Buffalo was allocated based upon estimated fair values of the assets acquired and liabilities assumed, with the excess of estimated fair value over net tangible and intangible assets acquired recorded as goodwill. CIE estimated the fair value of the assets acquired and liabilities assumed based upon consideration of the cost, income and market approaches to fair value, as appropriate, and sought the assistance of an independent valuation firm.

As part of the business combination, CIE acquired intangible assets. The fair value methodology used to value the established user base followed a replacement cost method. As such, the fair value of the established customer base was based on the cost to recreate the user base using the means of advertising typically employed by CIE to market its games to potential users. The fair value of the developed games and game titles was based on a multi-period excess earnings method, which is an application of the discounted cash flow method and computes the present value of after-tax cash flows attributable to the associated future income stream.

CIE estimated appropriate rates of return for the various asset classes by considering the risk of each specific asset class relative to the overall risks of the business. The required rates of return are lowest for net working capital, higher for fixed assets and intangible assets and highest for goodwill.

•	The rate of return on net working capital assumes market participants would require a return on working capital similar to debt returns. CIE assumed that immaterial levels of net working capital are necessary to operate Buffalo in light of the short cash collection cycle.

•	The rate of return on fixed assets was estimated to be 6.0%, which assumes that these assets would be financed primarily by debt financing.

•	CIE estimated discount rates on the intangible assets to be 21.0% based on the relative risk profiles of these assets as compared to that of the overall business.

•	Goodwill was computed on a residual basis. The implied rate of return on goodwill was 25.0%, which accounts for the additional risk inherent in the asset’s unidentifiable nature.

Intangible assets acquired consisted of developed games, valued at $21.0 million with an estimated useful life of 5 years, an established user base valued at $7.6 million with an estimated life of 2.5 years, and game titles valued at $7.5 million with a life of ten years. The goodwill is attributed to the workforce of Buffalo and the significant synergies expected subsequent to the acquisition. Based on management’s preliminary estimates, Caesars Interactive has recorded the purchase price allocation as follows (in millions):

Total current assets	$3.3
Non-current assets	0.6
Goodwill	12.9
Intangible assets other than goodwill	36.1

52.9

Total current liabilities	(2.1)
Contingent consideration	(5.6)

Net assets acquired	$45.2

These values may be subject to further change as part of the finalization of the valuation process, including the amounts assigned to the various intangible assets and the estimate of contingent consideration.

In 2012, CIE incurred $0.1 million in acquisition-related costs associated with the acquisition of Buffalo, which is included in Property, general, administrative and other in the Combined Statements of Operations.

Acquisition of Bubbler Media

In September 2012, Playtika, Ltd. entered into an agreement with Ambar Services Limited (“Ambar”) and Synesis, LLC (“Synesis”) to effect a transaction whereby certain shareholders of Ambar (“Ambar Shareholders”) would recruit and cause certain employees of Bubbler Media, a wholly-owned subsidiary of Synesis, to enter into employment contracts with Playtika, a wholly-owned subsidiary of Caesars Interactive, to create and develop programs and software, in exchange for $7.5 million in consideration. The acquisition was recognized as a business combination and all of the consideration transferred was recognized as goodwill as there were no identifiable assets or liabilities acquired as a result of the acquisition.

Additionally, the Ambar Shareholders are entitled to four contingency payments of $0.9 million as of the first and second anniversary periods as defined in the agreement. The maximum amount of contingency payments is $3.6 million. These payments are contingent upon services to be provided in the post-combination period; accordingly, these payments are not considered as part of the business combination and do not impact the total consideration transferred in respect of the business acquired. These payments will be recognized as compensation expense over the period in which they are incurred; for the period ended December 31, 2012, $0.8 million has been recognized in the Combined Statements of Operations.

Baltimore, Maryland Development

In September 2011, CEOC filed an application with the State of Maryland for the license to operate a gaming facility in the City of Baltimore. The application was filed on behalf of a venture that includes Caesars Entertainment as the lead investor and facility manager, Rock Gaming, LLC, CVPR Gaming Holdings, LLC, and STRON-MD Limited Partnership.

In July 2012, the consortium led by Caesars Entertainment was awarded the license to operate a casino in downtown Baltimore. In October 2012, Caesars Entertainment entered into definitive agreements with investors associated with Rock Gaming, CVPR Gaming Holdings, LLC, STRON-MD Limited Partnership, and PRT Two, LLC, to form a joint venture that will build and own the Horseshoe Baltimore casino. Subject to regulatory approvals and receipt of project financing, Caesars Entertainment expects to begin construction of the Horseshoe Baltimore in the first half of 2013 and to open the casino to the public in the middle of 2014. Pursuant to such definitive agreements, Caesars Entertainment committed to contribute a maximum of $78.0 million in capital to the joint venture, $17.7 million of which has previously been contributed, for the purpose of developing and constructing the casino. Caesars Entertainment has an approximate 52% indirect ownership interest in the joint venture, which is a consolidated subsidiary.

In October 2012, CBAC Gaming, LLC, (“CBAC”) an indirectly-held subsidiary of the Company entered into a lease with the City of Baltimore, Maryland to lease vacant real property for the gaming facility in Baltimore, Maryland. Subject to several extension rights provided to CBAC, the term of the lease may be extended up to a maximum of 50 years following the date the facility is open to the public. Rent payable under the lease is equal to the greater of (i) 2.99% of the gross gaming proceeds derived from the operation of the Facility, and (ii) the annual minimum rental amounts set forth in the lease.

In connection with the execution of the lease, CBAC also entered into a Land Disposition Agreement (the “LDA”) with the City of Baltimore to acquire real property for the purpose of demolishing existing improvements and, thereafter, developing and operating parking garage immediately adjacent to the casino entertainment facility. The total purchase price for this real property is approximately $5.9 million.

The lease and the LDA are contingent upon CBAC acquiring project financing for the construction of the facility and demolition and development of the garage, which is currently expected to close in the first half of 2013.

As of December 31, 2012 and 2011, STRON-MD Limited Partnership holds 4.8% of the Horseshoe Baltimore joint venture. Their non-controlling interest contains an embedded put feature that may cause us, at any time, to purchase all of STRON-MD Limited Partnership’s interest in Horseshoe Baltimore either at cost prior to the commencement of the planned casino’s operations, or at fair market value after the commencement of operations. For accounting purposes, their ownership interest is presented as redeemable non-controlling interest presented outside of permanent equity on the Combined Balance Sheets (see Note 11, Equity and Redeemable Non-Controlling Interests for the changes in the carrying amount of redeemable non-controlling interest).

Acquisition of Playtika Ltd.

In May 2011, Caesars Interactive Entertainment Israel, Ltd. (“CIEI”), a wholly-owned subsidiary of Caesars Interactive, acquired 51% of the voting equity interests of Playtika, a social and mobile games developer based in Israel. Aggregate cash consideration paid for this acquisition was $25.0 million, prior to consideration of cash contributions required to be made into Playtika subsequent to the acquisition. Cash acquired in the acquisition of Playtika was $6.0 million. Concurrent with the acquisition but not included in the consideration paid, CIEI made cash contributions of $15.0 million to increase the working capital of Playtika, and $11.0 million deposited into escrow in connection with contingent consideration payable. This contingent consideration was recorded at its acquisition date fair value of $10.0 million.

The results of Playtika for periods subsequent to the acquisition are included in our results in our Interactive Entertainment reportable segment.

The May 2011 purchase price of Playtika was allocated based upon estimated fair values of the assets acquired and liabilities assumed, with the excess of estimated fair value over net tangible and intangible assets acquired recorded as goodwill. CIEI estimated the fair value of the assets acquired and liabilities assumed based upon consideration of the cost, income and market approaches to fair value, as appropriate, and sought the assistance of an independent valuation firm.

As part of the business combination, CIEI acquired intangible assets. The fair value of the established user base and the gaming engine followed a replacement cost method. As such, the fair value of the established customer base was based on the cost to recreate the user base using the means of advertising typically employed by CIEI to market its games to potential users. The fair value of the gaming engine was based on the cost to recreate the gaming engine using the development methods employed by CIEI and other market participants.

The fair value of the developed games was based on a multi-period excess earnings method, which is an application of the discounted cash flow method and computes the present value of after-tax cash flows attributable to the associated future income stream.

The fair value of the non-controlling interest liability was based upon the expected value at which CIEI could redeem the non-controlling interest, discounted to its present value.

For the discounted cash flow method, CIEI used a weighted average cost of capital of 21%, and revenue was projected to increase by a compound annual growth rate of approximately 16% over the period from 2011 to 2018 with EBITDA margins of approximately 46% of net revenue.

CIEI estimated appropriate rates of return for the various asset classes by considering the risk of each specific asset class relative to the overall risks of the business. The required rates of return are lowest for net working capital, higher for fixed assets and intangible assets and highest for goodwill.

•	The rate of return on net working capital assumes market participants would require a return on working capital similar to debt returns. CIEI assumed that immaterial levels of net working capital are necessary to operate Playtika in light of the short cash collection cycle.

•	The rate of return on fixed assets was estimated to be 9.0%, which assumes that these assets would be financed primarily by debt financing.

•	CIEI estimated discount rates on the intangible assets to be 15.0% based on the relative risk profiles of these assets as compared to that of the overall business.

•	Goodwill was computed on a residual basis. The implied rate of return on goodwill was 24.0%, which accounts for the additional risk inherent in the asset’s unidentifiable nature.

Intangible assets acquired consisted of developed technology, primarily the gaming engine and developed games, valued at $19.9 million with an estimated useful life of 5 years and an established user base valued at $5.1 million with an estimated life of 2.5 years. The goodwill is attributed to the workforce of Playtika and the significant synergies expected subsequent to the acquisition. CIEI finalized the purchase price allocations during the fourth quarter 2011, with the final purchase price allocation as follows (in millions):

Total current assets	$6.5
Goodwill	51.8
Intangible assets other than goodwill	25.0

83.3

Total current liabilities	(6.1)
Total long term liabilities	(6.2)
Contingent consideration	(10.0)
Redeemable non-controlling interest	(36.0)

Net assets acquired	$25.0

In 2011, CIEI incurred $0.9 million in acquisition-related costs associated with the acquisition of Playtika, which are included in Property, general, administrative and other in the Combined Statements of Operations.

In December 2011, CIEI paid $78.4 million in cash to purchase the remaining 49% voting equity interest of Playtika, bringing CIEI’s ownership of Playtika to 100%. The redeemable non-controlling interest initially recorded was adjusted to its redemption value by recording a reduction to equity of $34.1 million. There was no gain or loss recognized as a result of re-measuring the redeemable non-controlling interest to its redemption value. Additionally, in December 2011, CIEI paid $11.0 million out of escrow to the selling shareholders of Playtika to settle the contingent consideration from the May 2011 acquisition. See Note 11, Equity and Redeemable Non-Controlling Interests for the changes in the carrying amount of redeemable non-controlling interest.

Pro Forma Summary

The following unaudited pro forma summary presents combined information of the Company as if Caesars Interactive had acquired 100% of the ownership interests in Buffalo, Bubbler and Playtika on January 1, 2011 (in millions):

	Pro Forma For the Year Ended December 31,
	2012	2011
Net revenues	$539.2	$394.5
Net income	$162.8	$92.1

Unaudited pro forma net income has been calculated after adjusting the combined results of the Company to reflect the additional amortization and depreciation of $5.1 million and $6.9 million, net of tax, for the years ended December 31, 2012 and 2011, respectively, for acquired intangible and fixed assets for the period prior to the acquisition of Buffalo, Bubbler and Playtika based on the fair value of the intangible and fixed assets acquired. The pro forma results reflect additional interest expense of $1.4 million and $6.3 million, net of tax for the years ended December 31, 2012 and 2011, respectively. Additional interest expense is attributable to the unsecured intercompany loans with Caesars Entertainment, assuming that such borrowings occurred on January 1, 2011 (in the case of Playtika and Buffalo), the Amended and Restated Loan Agreement.

Note 6—Land, Property and Equipment, net

Land, property and equipment, net consisted of the following (in millions):

	As of December 31,
	2012	2011
Land and land improvements	$91.7	$91.7
Buildings and improvements	304.8	301.4
Furniture, fixtures and equipment	86.3	80.3
Construction in progress	8.1	—

	490.9	473.4
Less: accumulated depreciation	(70.5)	(45.0)

	$420.4	$428.4

Caesars Interactive entered into a Platform Development and Service Agreement, dated as of January 30, 2012 (the “Platform Agreement”), with 888, Caesars Interactive’s partner in the UK online real money gaming market. The Platform Agreement provides that 888 will develop and service an online real money poker platform for use in any United States jurisdiction when online real money gaming becomes legal. Once this platform is complete and operational, 888 will receive a portion of the revenue derived from the platform and reimbursement for expenses. Reimbursements for computer hardware incurred prior to December 31, 2012 have been recorded as construction in progress, included in Land, property and equipment, net in the Combined Balance Sheets, and reimbursements for other development costs and expenses have been recorded in Property, general, administrative and other in the Combined Statements of Operations. The Platform agreement also provides 888 the option to market or sell the rights to the technology developed under the agreement, but upon exercising such option, 888 would be required to reimburse Caesars Interactive some or all of the computer hardware and development costs and expenses.

The aggregate depreciation expense for property and equipment is reflected in Depreciation and amortization in the Combined Statements of Operations and was $25.5 million and $25.0 million for the years ended December 31, 2012 and 2011, respectively.

Note 7—Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill for the years ended December 31, 2012 and 2011 were as follows (in millions):

	Interactive Entertainment	Casino Properties and Development	Total
Balance at January 1, 2011	$—	$25.2	$25.2
Acquisition of Playtika	51.8	—	51.8

Balance at December 31, 2011	51.8	25.2	77.0
Acquisition of Bubbler Media	7.5	—	7.5
Acquisition of Buffalo	12.9	—	12.9

Balance at December 31, 2012	$72.2	$25.2	$97.4

The following table provides the gross carrying amount and accumulated amortization for each major class of intangible assets other than goodwill (in millions):

	December 31, 2012				December 31, 2011
	Weighted Average Remaining Useful Life (in Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortizing intangible assets
Developed technology	4.2	$40.9	$(6.5)	$34.4	$19.9	$(2.5)	$17.4
Customer relationships / user base	2.8	15.1	(4.0)	11.1	7.5	(1.7)	5.8
Other intangible assets	10.6	10.7	(0.7)	10.0	3.0	(0.3)	2.7

		$66.7	$(11.2)	55.5	$30.4	$(4.5)	25.9

Non-amortizing intangible assets
Trade name				98.7			98.7
Baltimore gaming license				22.5			22.5

				121.2			121.2

Total intangible assets other than goodwill, net				$176.7			$147.1

The aggregate amortization expense for those intangible assets that are amortized is reflected in Depreciation and amortization in the Combined Statements of Operations and was $6.7 million and $4.2 million for the years ended December 31, 2012 and 2011, respectively. Estimated annual amortization expense for the years ending December 31, 2013, 2014, 2015, 2016, 2017, and thereafter is $14.1 million, $12.4 million, $10.8 million, $6.8 million, $5.3 million and $6.1 million, respectively.

Each year the Company performs a preliminary annual impairment assessment of goodwill and other non-amortizing intangible assets as of September 30, or more frequently if impairment indicators exist. In the fourth quarter of each year, we update our preliminary assessment once we finalize our long-term operating plan for the next fiscal year and certain other assumptions. No impairment charge was indicated for the years ended December 31, 2012 and 2011.

Note 8—Accrued Expenses

Accrued expenses consisted of the following (in millions):

	As of December 31,
	2012	2011
Payroll and other compensation	$12.0	$7.5
Accrued non-income taxes	6.0	4.2
Deposits and customer funds liability, including advance hotel deposits	5.8	5.7
Contingent consideration	5.6	—
Deferred revenue	2.6	0.9
Self-insurance claims and reserves	3.0	3.0
Interest payable	1.2	1.6
Other accruals	16.5	9.7

	$52.7	$32.6

Note 9—Debt

In connection with the 2010 acquisition of Planet Hollywood and the related assumption of debt, Planet Hollywood entered into the Amended and Restated Loan Agreement with Wells Fargo Bank, N.A., as trustee for The Credit Suisse First Boston Mortgage Securities Corp. Commercial Mortgage Pass-Through Certificates, Series 2007- TFL2 (“Lender”). On October 26, 2011, Planet Hollywood exercised the option to extend the Planet Hollywood senior secured loan to 2013. The loan contains an additional extension option which, if exercised, would extend its maturity until April 2015. The conditions to extend the maturity date are (i) no default or event of default on the date that notice of the extension is given and on the first extended maturity date of December 9, 2013, (ii) notice of the election of the extension, (iii) the purchase of an interest rate cap (or provision of an acceptable alternative letter of credit or other support) with a strike price such that our Debt Service Coverage Ratio is at least 1.10:1.00 as of the first extended maturity date and (iv) the ratio of (a) the Adjusted Net Cash Flow (defined as gross income from operations less operating expenses less 3% of gross income from operations) for the trailing twelve calendar month period to (b) the outstanding principal balance of the loan as of the first extended maturity date is not less than 9%. This senior secured loan is classified as long-term in the combined financial statements as the Company has both the intent and ability to exercise the extension option. The Company believes it is in compliance with its covenants as of December 31, 2012.

The following table presents the Planet Hollywood outstanding debt, excluding capital lease obligations, as of December 31, 2012 and 2011 (in millions):

	Maturity		December 31, 2012
			Rate	Face Value	Book Value
Senior Secured Loan	2015	*	3.07%	$515.5	$459.7

	Maturity		December 31, 2011
			Rate	Face Value	Book Value
Senior Secured Loan	2015	*	3.14%	$515.6	$438.4

*	On October 26, 2011 Planet Hollywood exercised the option to extend the maturity to 2013. The loan contains an additional extension option to move its maturity from 2013 to 2015, subject to certain conditions described above, which we have assumed will be exercised.

Planet Hollywood may, at its option, voluntarily prepay the loan in whole or in part upon twenty (20) days prior written notice to Lender. Planet Hollywood is required to prepay the loan in (i) the amount of any insurance proceeds received by Lender for which Lender is not obligated to make available to Planet Hollywood for restoration in accordance with the terms of the Amended and Restated Loan Agreement, (ii) the amount of any proceeds received from the operator of the timeshare property adjacent to Planet Hollywood Resort and Casino, subject to the limitations set forth in the Amended and Restated Loan Agreement, and (iii) the amount of any excess cash remaining after application of the cash management provisions of the Amended and Restated Loan Agreement.

In connection with Planet Hollywood’s Amended and Restated Loan Agreement, Caesars Entertainment entered into a Guaranty Agreement (the “Guaranty”) for the benefit of the Lender, pursuant to which Caesars Entertainment guaranteed to the Lender certain recourse liabilities of Planet Hollywood. Caesars Entertainment’s maximum aggregate liability for such recourse liabilities is limited to $30.0 million, provided that such recourse liabilities of Planet Hollywood do not arise from (i) events, acts, or circumstances that are actually committed by, or voluntarily or willfully brought about by, Caesars Entertainment or (ii) event, acts, or circumstances (regardless of the cause of the same) that provide actual benefit (in cash, cash equivalent, or other quantifiable amount) to Planet Hollywood, to the full extent of the actual benefit received by Planet Hollywood. Pursuant to the Guaranty, Caesars Entertainment is required to maintain a net worth or liquid assets of at least $100.0 million.

Interest

The amount outstanding under the Planet Hollywood senior secured loan bears interest at a rate per annum equal to the London InterBank Offered Rate (“LIBOR”) plus 2.859%. A subsidiary of CEOC owns interest-only participations in a portion of the PHW Las Vegas senior secured loan that is entitled to interest at a fixed rate equal to 1.59% per year.

Note 10—Financial Instruments

Restricted Cash

The Amended and Restated Loan Agreement requires that Planet Hollywood maintain certain reserves for payment of property taxes, insurance, interest and ongoing furniture, fixtures and equipment purchases or property improvements. Certain amounts deposited into the specified reserve funds represent restricted cash. The total balance in Restricted cash at December 31, 2012 and 2011, was $30.6 million and $28.0 million, respectively. The classification between current and long-term is dependent upon the intended use of each particular reserve.

Derivative Instruments

On April 5, 2010, as required under the Amended and Restated Loan Agreement, Planet Hollywood entered into an interest rate cap agreement to partially hedge the risk of future increases in the variable rate of the Planet Hollywood senior secured loan. The interest rate cap agreement was for a notional amount of $554.3 million at a LIBOR cap rate of 5.0% and matured on December 9, 2011. To give proper consideration to the prepayment requirements of the Planet Hollywood senior secured loan, Planet Hollywood designated $525.0 million of the $554.3 million notional amount of the interest rate cap as a cash flow hedging instrument for accounting purposes. On May 1, 2011, Planet Hollywood removed the cash flow hedging designation for the interest rate cap agreement. On December 9, 2011, Planet Hollywood entered into a new interest rate cap agreement for a notional amount of $517.7 million at a LIBOR cap rate of 7.0% which matures on December 9, 2013. Planet Hollywood did not designate the new interest rate cap agreement as a cash flow hedge. Therefore, any change in fair value is recognized in interest expense during the period in which the change in value occurs. Likewise, the Company had no derivatives designated as hedging instruments at either December 31, 2012 or December 31, 2011.

The following table represents the effect of derivative instruments in the Combined Statements of Operations for the years ended December 31, 2012 and 2011 (in millions):

	Amount of (Gain) or Loss Recognized in OCI (Effective Portion)		Location of (Gain) Loss Reclassified from OCI Into Income (Effective Portion)	Amount of (Gain) or Loss Reclassified from OCI into Income (Effective Portion)		Location of (Gain) Loss Recognized in Income (Ineffective Portion)	Amount of (Gain) or Loss Recognized in Income (Ineffective Portion)
Derivatives Designated as Hedging Instruments	2012	2011		2012	2011		2012	2011
Interest rate cap	$—	$—	Interest Expense	$—	$0.1	Interest Expense	$—	$—

Derivatives Not Designated as Hedging Instruments						Location of (Gain) Loss Recognized in Income	Amount of (Gain) or Loss Recognized in Income
							2012	2011
Interest rate cap						Interest Expense	$—	$0.4

Convertible notes issued to a related party

On June 29, 2012, Caesars Interactive amended an agreement (see Note 11, Equity and Redeemable Non-Controlling Interests) with Rock Gaming LLC (“Rock”) whereby a convertible promissory note with a maturity date of June 29, 2014 and a principal balance of $28.5 million was issued. This promissory note is convertible into 5,773.3717 shares of Caesars Interactive’s common stock upon the satisfaction of certain agreed upon events or at its maturity date. The conversion feature does not meet the requirements for bifurcation from the promissory note under ASC 815, Derivatives and Hedging, and the beneficial conversion feature was deemed to have an immaterial impact to the combined financial statements.

In accordance with Caesars Interactive’s share purchase agreement with Rock Gaming LLC dated March 30, 2012, a warrant was issued allowing Rock to purchase an additional 3,140.3474 shares of Caesars Interactive’s common stock for $19.2 million in cash (see Note 11, Equity and Redeemable Non-Controlling Interests). On November 15, 2012, Rock exercised the warrant. However, as Rock had not received all necessary gaming and regulatory approvals in order to own a five percent or greater interest in the Company at the time the option was exercised, Caesars Interactive delivered to Rock an additional convertible promissory note, convertible into 3,140.3474 shares, with a principal balance of $19.2 million and a maturity date of June 29, 2014. The conversion feature on this additional note does not meet the requirements for bifurcation and does not contain a beneficial conversion feature.

As of December 31, 2012, the total convertible promissory notes balance with Rock was $47.7 million. Based on the estimated fair value of Caesars Interactive’s common stock of $5,450 per share as of December 31, 2012, Rock’s convertible promissory notes approximate $48.6 million in Caesars Interactive’s common stock as of December 31, 2012.

Note 11—Equity and Redeemable Non-Controlling Interests

Net parent investment

Total equity represents Caesars Entertainment’s interest in our recorded net assets. The parent’s net investment balance represents the cumulative net investment by Caesars Entertainment in us, including any prior net income or loss or other comprehensive income or loss attributed to us and contributions received from or distributions made to

Caesars Entertainment. Current domestic income tax liabilities are deemed to be remitted in cash to Caesars Entertainment in the period the related income tax expense is recorded. Certain transactions between us and other related parties that are wholly-owned subsidiaries of Caesars Entertainment, including allocated expenses and settlement of intercompany transactions, are also included in Caesars Entertainment’s net investment.

Redeemable non-controlling interest

Certain parties who hold the non-controlling interests in the Horseshoe Baltimore subsidiary may redeem their investments for cash or other assets at the option of the holder, which is not solely within the control of the issuer, and therefore this non-controlling interest is classified and measured as redeemable non-controlling interests outside of permanent equity in the Combined Balance Sheets. Similarly, prior to acquiring the non-controlling interest in our Playtika subsidiary in December 2011, this non-controlling interest was also classified as redeemable non-controlling interests. In December 2011 the remaining non-controlling interest of Playtika was acquired, bringing the Company’s ownership of Playtika to 100% (see Note 5, Development and Acquisition Activity).

The changes in the carrying amount of redeemable non-controlling interest were as follows (in millions):

Balance as of January 1, 2011	$—
Acquisition of controlling interest in Playtika	36.0
Net income attributed to non-controlling interest	8.3
Changes in redemption value of redeemable non-controlling interest	34.1
Purchase of additional interest in Playtika	(78.4)
Capital contribution in Horseshoe Baltimore	1.1

Balance as of December 31, 2011	1.1
Net loss attributed to non-controlling interest	(0.3)
Capital contribution in Horseshoe Baltimore	0.5

Balance as of December 31, 2012	$1.3

Net income attributable to redeemable non-controlling interest from Playtika and the Horseshoe Baltimore joint venture for the years ended December 31, 2012 and 2011 were recognized in the Combined Statements of Operations, but was not recognized in the Combined Statements of Equity as it was accounted for as mezzanine equity during the years. The following is a summary of the Company’s net income for the years ended December 31, 2012 and 2011 (in millions):

	For the Year Ended December 31,
	2012	2011
Net income / (loss) attributable to redeemable non-controlling interest	$(0.3)	$8.3
Net income / (loss) attributable to non-controlling interest	0.9	(0.3)

As presented on the Combined statements of operations
Net income attributable to non-controlling interests	$0.6	$8.0

Issuance of Caesars Interactive Common Stock

On March 30, 2012, Caesars Interactive entered into an agreement with an affiliate of Rock pursuant to which Rock purchased 6,155.0810 shares of Caesars Interactive’s common stock for $30.4 million in cash. Under this agreement, Rock had the option to purchase an additional 6,155.0810 shares of Caesars Interactive’s common stock for $30.4 million on or before July 2, 2012. In the event that Rock did not complete this purchase, they would have been required to pay Caesars Interactive an additional amount of $10.0 million. This minimum guaranteed payment had been recorded in equity at the date of the original agreement.

On June 29, 2012, Caesars Interactive amended the agreement with Rock whereby Rock paid $30.4 million in cash for an additional 381.7093 shares of Caesars Interactive’s common stock and a convertible promissory note, convertible into 5,773.3717 shares of CIE’s common stock (see Note 10, Financial Instruments). The closing of this transaction resulted in the elimination of the $10.0 million minimum guaranteed payment previously recorded in equity.

Accumulated other comprehensive income

Accumulated other comprehensive income consists of unrealized gain / (loss) on investments in notes from related party as of December 31, 2012 and 2011 (see Note 4 Related Party Transactions).

Note 12—Property, General, Administrative and Other

Property, general, administrative and other expense consisted of the following (in millions):

	For the year ended December 31,
	2012	2011
Advertising	$34.3	$12.5
Payroll costs	21.5	18.6
Management fee	16.1	16.1
Research & development	15.6	2.3
License, franchise tax and other	12.2	11.3
Stock-based compensation	11.4	10.9
Utilities	8.3	9.2
Rental expense	8.1	7.9
Corporate allocations	7.0	6.3
Other	54.5	33.2

	$189.0	$128.3

Note 13—Income Taxes

The components of income before income taxes and the related provision for U.S. and other income taxes were as follows (in millions):

	For the Year Ended December 31,
	2012	2011
Income before Income Taxes
United States	$117.8	$120.2
Outside of the U.S.	76.0	23.0

Total income before income taxes	$193.8	$143.2

	For the Year Ended December 31,
	2012	2011
Income Tax Provision
United States
Current (Federal)	$29.3	$25.5
Deferred (Federal)	17.1	19.3
Outside of the U.S.
Current	23.1	7.4
Deferred	(3.1)	(1.5)

Total income tax provision	$66.4	$50.7

The differences between the U.S. statutory federal income tax rate and the effective tax rate expressed as a percentage of income before taxes were as follows:

	For the Year Ended December 31,
	2012	2011
Statutory tax rate	35.0%	35.0%
Increases/(decreases) in tax resulting from:
Nondeductible stock-based compensation to foreign employees	0.8	1.5
Nondeductible lobbying expense	0.8	0.3
Foreign income taxes	(3.4)	(1.5)
Offering costs	0.7	—
Non-controlling interests	0.5	0.1
Other	(0.1)	—

Effective tax rate	34.3%	35.4%

The major components of the Deferred tax assets and liabilities in our Combined Balance Sheets were as follows (in millions):

	As of December 31,
	2012	2011
Deferred tax assets
Compensation programs	$3.8	$2.3
Research & development costs	2.0	0.2
U.S. federal net operating loss	7.8	1.9
U.S. federal tax credits	0.1	0.1
Accrued expenses	1.1	1.0
Allowance for doubtful accounts	0.1	0.1
Intangibles	33.2	36.6
Other	0.3	0.1

Total deferred tax assets	48.4	42.3

Deferred tax liabilities
Intangibles	28.8	29.3
Prepaid expenses	1.8	1.8
Fixed assets	8.2	7.5
Debt	153.9	73.9
Other	0.2	—

Total deferred tax liabilities	192.9	112.5

Net deferred tax asset (liability)	$(144.5)	$(70.2)

As a result of certain realization requirements of ASC 718, Compensation – Stock Compensation, the table of deferred tax assets and liabilities shown above does not include certain deferred tax assets as of December 31, 2012, and 2011, that arose directly from tax deductions related to stock-based compensation that are greater than the compensation recognized for financial reporting. Equity will be increased by $0.1 million if and when such deferred tax assets are ultimately realized. The Company uses ASC 740, Income Taxes when determining when excess tax benefits have been realized.

The Company is sufficiently profitable or otherwise has sufficient control over the reversibility of its deferred tax liabilities such that no valuation allowance is necessary against deferred tax assets in any of its taxable jurisdictions. As of December 31, 2012 and 2011, the Company had U.S. federal net operating loss (“NOL”) carry-forwards of $22.6 million and $6.0 million, respectively. These NOLs will begin to expire in 2030. The amount of these NOLs for which the tax benefit will be recorded to additional paid in capital when realized is $0.4 million and $0.4 million for the years ended December 31, 2012 and 2011, respectively. In addition, as of December 31, 2011, the Company had a federal alternative minimum tax credit carry-forward of $0.1 million which does not expire.

We do not provide for deferred taxes on the excess of the financial reporting over the tax basis in our investments in foreign subsidiaries that are essentially permanent in duration. We have determined if additional cash flows are necessary in future periods to support our U.S. operations, we intend and have the ability to obtain such funds from other sources and would not repatriate earnings from our foreign subsidiaries. That excess is estimated to total $70.0 million at December 31, 2012. The additional deferred taxes that have not been provided are estimated at $8.1 million at December 31, 2012.

We have no uncertain tax positions at December 31, 2012 and 2011. The tax years that remain open for examination for the Company’s major jurisdictions are 2010 through 2012 for the U.S. and Canada and 2011 and 2012 for Israel.

Other comprehensive income for the year ended December 31, 2012 was $112.1 million, net of $60.3 million in income tax expense. Other comprehensive loss for the year ended December 31, 2011 was $275.1 million, net of $148.1 million in income tax benefit.

Note 14—Fair Value Measurements

The fair value hierarchy defines fair value as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based upon assumptions that market participants would use in pricing an asset or liability. The fair value hierarchy establishes three tiers, which prioritize the inputs used in measuring fair value as follows:

Level 1:	Observable inputs such as quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date;
Level 2:	Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
Level 3:	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The following table represents the fair value of our assets and liabilities that are required to be measured at fair value (in millions):

	Total	Level 1	Level 2	Level 3
December 31, 2012
Assets:
Investments in notes from related party	$790.6	$—	$790.6	$—
Liabilities:
Contingent consideration related to the Buffalo acquisition	$5.6	$—	$—	$5.6
December 31, 2011
Assets:
Investments in notes from related party	$537.5	$—	$537.5	$—

Our assessment of goodwill and other intangible assets for impairment includes an assessment using various Level 2 (EBITDA multiples and discount rate) and Level 3 (forecasted cash flows) inputs. Our determination of stock-based compensation includes the valuation of CIE’s common stock and the related options and warrants using various Level 2 inputs.

As part of the preliminary purchase price allocation related to our acquisition of Buffalo, we recorded $5.6 million in contingent consideration, which is remeasured at fair value until settlement under ASC 805, Business Combinations. This liability falls into Level 3 within the fair value hierarchy. A probability weighted approach considering the likelihood and settlement value of the liability was applied in determining fair value. A change in the probabilities associated with the settlement amount for contingent consideration could materially impact the fair value of the liability.

Entities are permitted to choose to measure certain financial instruments and other items at fair value. We have not elected the fair value measurement option for any of our assets or liabilities that meet the criteria for this option.

As the Company’s Long-term debt bears interest based upon variable market interest rates, the fair value of such debt approximates its face value as of December 31, 2012 and 2011.

Note 15—Stock-based compensation

Caesars Entertainment grants stock-based compensation awards in Caesars Entertainment common stock to certain employees that work for Planet Hollywood under the Caesars Entertainment Corporation Management Equity Incentive Plan. We did not allocate any of Caesars Entertainment’s expense associated with Planet Hollywood executives’ stock-based awards for the year ended December 31, 2012 and 2011 as it was not considered material to the combined financial statements.

Caesars Interactive grants stock-based compensation awards in Caesars Interactive common stock to its employees in accordance with the Caesars Interactive Management Equity Incentive Plan, which is intended to promote the interests of Caesars Interactive and its shareholders by providing key employees, directors, service providers and consultants with an incentive to encourage their continued employment or service and improve the growth and profitability of Caesars Interactive.

The following is a description of the components of these programs under the Plan as of December 31, 2012:

Stock options and warrants

Time-based stock options have been granted to Caesars Interactive employees and non-employees, and time-based warrants have been granted to non-employees. Both are generally subject to a 5-year vesting period; vesting 20% per year on each anniversary of its effective date, until 100% of the options or warrants are fully vested and exercisable. Vesting is subject to the participant’s continued employment or service for non-employees, through the applicable vesting date.

Certain Caesars Interactive employees have been granted Caesars Interactive stock options, and one service provider has been granted a warrant to purchase common stock of Caesars Entertainment, with vesting conditions associated with the legalization and implementation of online gaming in the U.S. These stock options and warrants vest based on conditions other than market, performance or service conditions and therefore have been recorded as liability-classified instruments and are measured at their fair value at each reporting date for accounting purposes. We are recognizing the stock compensation expense associated with these awards over the 10 year contractual life of each of the awards.

All warrants to Caesars Interactive non-employees and the majority of the stock options to employees and non-employees contain a call option, at a fixed amount, which is exercisable by Caesars Interactive. Since the embedded call feature is at a fixed price, the call feature could potentially result in a repurchase amount that is less than the fair value of the underlying shares. Therefore, these options and warrants are liability-classified instruments and are measured at fair value at each reporting date for accounting purposes. Options without this call provision are equity-classified instruments and are measured at their fair value at the date of grant for accounting purposes. All unexercised options and warrants expire on the tenth anniversary of the grant date.

As of December 31, 2012 and 2011, Caesars Interactive had 4,483.52 and 1,730.18 shares, respectively, available for awards under the Plan. The following is a summary of Caesars Interactive’s stock option and warrant activity for the years ended December 31, 2012 and 2011:

	Shares	Weighted average exercise price	Fair Value (1)	Weighted Average Remaining Contractual Term (years)
Outstanding at January 1, 2011	9,312	$1,586.50	$93.47	8.4
Granted (employee time-based stock options)	2,077	$1,586.50	$228.80
Granted (non-employee time-based warrants)	125	$1,586.50	$148.86

Outstanding at December 31, 2011	11,514	$1,586.50	$118.48	7.9

Vested and expected to vest at December 31, 2011	10,392	$1,586.50	$119.05	7.9

Exercisable at December 31, 2011	3,596	$1,586.50	$93.23	7.9

Outstanding at January 1, 2012	11,514	$1,586.50	$118.48	7.9
Granted (employee time-based stock options)	1,442	$5,360.86	$2,724.86
Cancelled (employee time-based stock options)	(40)	$4,231.96	$1,884.05

Outstanding at December 31, 2012	12,916	$1,999.71	$386.18	7.2

Vested and expected to vest at December 31, 2012	11,448	$1,991.76	$381.75	7.2

Exercisable at December 31, 2012	6,365	$1,586.50	$107.60	7.2

(1)	Represents the weighted-average grant date fair value per option, using a Monte Carlo simulation model.

When information is available, Caesars Interactive uses historical stock option and warrant holder behavioral data to estimate the option or warrant exercise and termination rates used in the option-pricing model. As we do not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term, it was calculated through the Monte Carlo model assuming that the options and warrants will be disposed of either post-vesting but prior to a liquidity event, at the date of a liquidity event or after a liquidity event. Expected volatility was based on the historical volatility of the common stock of CIE’s competitor peer group for a period approximating the expected life. Caesars Interactive does not expect to pay dividends on common stock. The risk-free interest rate within the expected term was based on the U.S. Treasury yield curve in effect at the time of grant. Valuation assumptions for Caesars Interactive’s stock options and warrants for the indicated periods are presented below:

	2012	2011
Expected range of volatility	59.4 - 61.3%	52.7 - 65.2%
Expected dividend yield	—	—
Expected range of term (in years)	4.2 - 7.1	5.3 - 7.9
Risk-free interest rate range	0.6 - 1.2%	0.4 - 1.5%

As of December 31, 2012 and 2011, there were approximately $12.4 million and $11.7 million, respectively, of total unrecognized compensation expense related to Caesar Interactive’s stock options to employees and $2.4 million and $3.1 million, respectively, of total unrecognized compensation expense related to warrants to non-employees. The non-employee amount includes $0.6 million and $0.7 million of unrecognized compensation expense as of December 31, 2012 and 2011, respectively, related to warrants to purchase Caesars Entertainment stock that has been pushed-down to the combined financial statements from CEOC as the warrants vest upon services related to the CIE business. As of December 31, 2012, this cost is expected to be recognized over a remaining weighted-average period of 2.1 years.

For the years ended December 31, 2012 and 2011, the compensation cost that has been charged against earnings for stock options and warrants was approximately $8.6 million and $10.1 million, respectively, which was included in Property, general, administrative and other in the Combined Statements of Operations. The amounts for the year ended December 31, 2012 include $0.1 million in compensation cost related to warrants to purchase Caesars Entertainment stock that has been pushed-down to the combined financial statements. No such amounts were pushed down to the financial statements for the year ended December 31, 2011. As of December 31, 2012, there was $18.7 million recognized in deferred credits and other in the Combined Balance Sheets related to liability-classified stock options and warrants. No stock options were exercised during 2012 or 2011.

Restricted Shares

Certain key Caesars Interactive employees have been granted restricted shares, which vest on the third anniversary of grant as long as the employee remains employed through this anniversary date. Prior to July 25, 2012, certain of the restricted shares contained a call option, at a fixed amount, which was exercisable by Caesars Interactive. Therefore, these restricted shares were liability-classified instruments and were measured at fair value at each reporting date for accounting purposes. This call option was removed from the restricted shares on July 25, 2012 at which time the shares were reclassified to equity classified awards. There was no incremental cost associated with this modification as the modification did not alter the fair value of the underlying award. Restricted shares without this call provision are equity-classified instruments and are measured at their fair value at the date of grant for accounting purposes.

The following is a summary of Caesars Interactive’s restricted share activity for the years ended December 31, 2012 and 2011:

	Shares	Fair Value(1)	Weighted Average Remaining Contractual Term (years)
Unvested at January 1, 2011	—	$—	—
Granted	2,831	$905.38

Unvested at December 31, 2011	2,831	$905.38	2.97
Granted	—	$—

Unvested at December 31, 2012	2,831	$905.38	1.97

(1)	Represents the weighted-average grant date fair value per restricted share

On July 25, 2012, the Committee agreed to remove the call option feature on the restricted shares. This modification resulted in a change in the classification for such restricted shares from liability-classified instruments to equity-classified instruments. The liability recognized in the Combined Balance Sheet was reclassified to Net parent investment on the modification date and the restricted shares have been accounted for as equity prospectively.

As of December 31, 2012 and 2011, there was approximately $5.5 million and $8.4 million, respectively, of total unrecognized compensation cost related to restricted shares. As of December 31, 2012, this cost is expected to be recognized over a remaining period of 2 years.

For the years ended December 31, 2012 and 2011, the compensation cost that has been charged against earnings for restricted shares was approximately $2.8 million and $0.1 million, respectively. This expense is included in Property, general, administrative and other in the Combined Statements of Operations. As of December 31, 2011, there was $0.1 million recognized in Deferred credits and other in the Combined Balance Sheets related to liability-classified restricted shares. There were no such amounts recognized during the year ended December 31, 2012.

Management Shares

In October 2011, certain key Caesars Interactive employees purchased common stock of Caesars Interactive which had a repurchase right that expired November 1, 2011. These repurchase rights allowed Caesars Interactive to repurchase the shares held by management at the lower of original purchase price or market value (“Management Shares”) if the employee left Caesars Interactive. For accounting purposes, this repurchase period was treated as a vesting period and therefore, the difference between the purchase price and the fair value at the date of purchase was recognized as compensation expense over this vesting period. Management Shares are equity-classified instruments for accounting purposes.

The following is a summary of Management Share activity for the years ended December 31, 2012 and 2011:

	Shares	Weighted Average Remaining Contractual Term (years)
Outstanding at January 1, 2011	3,136	0.9
Issued	4,683

Outstanding at December 31, 2011	7,819	—
Issued	—

Outstanding at December 31, 2012	7,819	—

For the year ended December 31, 2011, the compensation cost that has been charged against earnings for Management Shares was approximately $0.6 million. This expense is included in Property, general, administrative and other in the Combined Statements of Operations. As of December 31, 2011, there was no unrecognized compensation cost related to Management Shares.

Note 16—Employee benefit plans

Caesars Entertainment maintains a defined contribution savings and retirement plan in which employees of both CIE and Planet Hollywood may participate. The plan, among other things, provides for pretax and after-tax contributions by employees. Under the plan, participating employees may elect to contribute up to 50% of their eligible earnings. In April 2012, Caesars Entertainment instated a limited employer match. Growth Partners’ reimbursement for Caesars Entertainment’s contribution expense for the year ended December 31, 2012 was $0.4 million. There were no such reimbursements for the year ended December 31, 2011.

Caesars Entertainment also maintains deferred compensation plans, stock-option plans, and an executive supplemental savings plan under which certain employees of Planet Hollywood’s management may defer a portion of their compensation. The expenses charged by Caesars Entertainment to Planet Hollywood for employees’ participation in these programs are included in Property, general, administrative and other in the Combined Statements of Operations.

Certain employees of Caesars Entertainment are covered by union sponsored, collectively bargained, health and welfare multiemployer benefit plans. Planet Hollywood’s reimbursement for Caesars Entertainment’s contributions and charges for these plans were $8.4 million and $8.5 million for the years ended December 31, 2012 and 2011, respectively, are included in Property, general, administrative and other in the Combined Statements of Operations.

Note 17—Leases

The Company leases both real estate and equipment used in its operations and classifies those leases as either operating or capital leases for accounting purposes. As of December 31, 2012, the Company had no material capital leases and the remaining lives of our operating leases ranged from one to 85 years with various automatic extensions.

Rental expense associated with operating leases is charged to expense in the year incurred. Rental expense for operating leases and other month-to-month cancellable leases are included in Property, general, administrative and other in the Combined Statements of Operations and amounted to $12.5 million and $12.3 million for the years ended December 31, 2012 and 2011, respectively.

As of December 31, 2012, the Company’s future minimum rental commitments under its non-cancellable operating leases are as follows (in millions):

2013	$9.4
2014	9.7
2015	8.8
2016	8.7
2017	8.7
Thereafter	592.5

Total minimum rent commitments	$637.8

Note 18—Supplemental Cash Flow Information

The increase/(decrease) in cash and cash equivalents due to the changes in working capital accounts were as follows (in millions):

	Year Ended December 31,
	2012	2011
Receivables	$(9.3)	$(9.8)
Interest receivable from related party	(0.1)	(0.1)
Prepayments and other current assets	(0.9)	(0.2)
Accounts payable	2.0	3.1
Payable to related parties	10.9	(15.5)
Accrued expenses	13.2	1.3
Foreign tax payable	5.8	5.0

Net change in working capital accounts	$21.6	$(16.2)

The following table reconciles our interest expense, net of interest capitalized, per the Combined Statements of Operations, to cash paid for interest (in millions):

	Year Ended December 31,
	2012	2011
Interest expense, net of interest capitalized	$41.7	$39.9
Adjustments to reconcile to cash paid for interest:
Net change in interest accruals	0.5	(0.7)
Net amortization of debt discounts	(21.4)	(20.1)
Amortization of accumulated other comprehensive loss	—	(0.1)
Capitalization of interest	0.1	0.2

Cash paid for interest	$20.9	$19.2

Cash payments for income taxes, net	$16.8	$3.6

Note 19—Commitments and Contingent Liabilities

Playtika Employment Agreements

In December 2011, Caesars Interactive entered into employment agreements with certain selling shareholders of Playtika who had been managing Playtika both prior and subsequent to CIE’s May 2011 acquisition (See Note 5, Developments and Acquisition Activity). Under these employment agreements, Caesars Interactive agreed to pay $4.0 million in success bonuses; $2.0 million to each of two employees in the event that each employee is still employed by the Company 29 months from the commitment date of the employment agreement. If the employee’s employment is terminated by the Company without cause or terminated by the employee for good reason prior to the completion of the required 29 months of service, but after completion of service through July 1, 2013, each of the employees is entitled to receive 40% of this success bonus.

In addition, Caesars Interactive has success bonuses payable to other Playtika employees of $0.3 million, $0.6 million and $1.1 million, payable during the years ending December 31, 2012, 2013 and 2014, respectively. These success bonuses are dependent upon the receiving individuals still being employed on the dates that such bonuses become payable. Success bonuses are included in Accrued expenses in our Combined Balance Sheets with a charge to compensation expense over the required service period.

Planet Hollywood Energy Services Agreement

Planet Hollywood’s predecessor entered into an Energy Services Agreement (“ESA”) with Northwind Aladdin, LLC (“Northwind”) on September 24, 1998, subject to five subsequent amendments. Under the terms of the amended ESA, Northwind is required to provide chilled water, hot water and emergency power to Planet Hollywood from a central utility plant for a term that expires February 29, 2020. Planet Hollywood recorded expenses of $3.0 million for each of the years ended December 31, 2012 and 2011, which are included in Property, general, administrative and other expenses in the accompanying Combined Statements of Operations. As of December 31, 2012, Planet Hollywood had future minimum commitments and contingencies of $14.5 million related to the ESA.

Planet Hollywood Self-Insurance

Planet Hollywood is self-insured up to certain limits for costs associated with general liability, workers’ compensation, and employee health coverage. Insurance claims and reserves include accruals of estimated settlements for known claims, as well as accruals of actuarial estimates of incurred but not reported claims. In estimating these reserves, historical loss experience and judgments about the expected levels of costs per claim are considered. These claims are accounted for based on actuarial estimates of the undiscounted claims, including those claims incurred but not reported. Planet Hollywood believes the use of actuarial methods to account for these liabilities provides a consistent and effective way to measure these highly judgmental accruals. We regularly monitor the potential for changes in estimates, evaluate our insurance accruals, and adjust our recorded provisions. As of December 31, 2012 and 2011, $3.0 million and $3.0 million, respectively, has been accrued to cover insurance claims and is included in Accrued expenses in the accompanying Combined Balance Sheets.

Planet Hollywood Participation and Servicing Agreement

In 2009, the predecessor of Planet Hollywood entered into an agreement to purchase a participation interest in certain mortgaged properties. Under the terms of this agreement, Planet Hollywood is required to pay the counterparty $5.6 million at the earlier of October 5, 2015, or on March 31 subsequent to the first year that such mortgaged properties generate a positive net cash flow. The mortgaged properties have not and are not expected to generate a positive net cash flow within the next calendar year, and the associated liability has been included in Deferred credits and other within the Combined Balance Sheets.

Other

As further discussed in Note 5, Development and Acquisition Activity, the Company may be liable to pay additional consideration associated with its acquisitions of Buffalo Studios and Bubbler Media, contingent upon meeting or exceeding of specified performance criteria.

The Company is party to ordinary and routine litigation incidental to our business. We do not expect the outcome of any pending litigation to have a material effect on our combined financial position, results of operations or cash flows.

Note 20—Segments

For financial reporting purposes, we have two reportable segments: (1) Interactive Entertainment; and (2) Casino Properties and Developments. Our Interactive Entertainment segment consists of social and mobile games that are housed on various global social and mobile third-party platforms, licensing of the WSOP trade name to third parties for use in social and mobile games and online real money gaming, and the licensing of the WSOP trade name, television rights and sponsorship for WSOP live tournaments. The Interactive Entertainment segment also includes use of the WSOP and Caesars brands for regulated online real money gaming in the United Kingdom, Italy and France. Our Casino Properties and Developments segment consists of our interests in a certain joint venture in a gaming facility in Baltimore, Maryland, and our Planet Hollywood business, which consists of hotel, related food, beverage, entertainment, and parking amenities as well as gaming facility operations. Amounts not aggregated with either our Interactive Entertainment reportable segment or our Casino Properties and Development segment relate to our Investments in notes from related party and related tax impacts, and are reported separately in the Other column in the tables below.

Revenue attributed to the reportable segments is as follows (in millions):

	For the Year Ended December 31,
	2012	2011
Interactive Entertainment
Social and mobile games	$193.3	$53.9
WSOP and online real money gaming	14.4	12.6

	207.7	66.5
Casino Properties and Developments
Casino	171.2	167.3
Food and beverage	69.7	68.4
Rooms	91.9	94.1
Other	21.1	25.0
Less: casino promotional allowances	(50.2)	(48.6)

	303.7	306.2

Net revenues	$511.4	$372.7

Total assets were not included in the segment information above as the segment level balance sheet information is not reviewed by our chief operating decision maker.

The following Segment earnings before interest income/expense, income taxes, depreciation and amortization (“EBITDA”) information is presented based on the reporting segments (in millions):

	For the Year Ended December 31, 2012
	Interactive Entertainment	Casino Properties and Developments	Other	Total
Segment EBITDA	$57.1	$63.6	$—	$120.7
Depreciation and amortization	(7.1)	(25.1)	—	(32.2)

Income from operations	50.0	38.5	—	88.5
Interest expense, net of interest capitalized	(4.1)	(37.6)	—	(41.7)
Interest income—related party	—	—	145.1	145.1
Other income, net	1.9	—	—	1.9
Provision for income taxes	(13.7)	(1.9)	(50.8)	(66.4)

Net income/(loss)	$34.1	$(1.0)	$94.3	$127.4

	For the Year Ended December 31, 2011
	Interactive Entertainment	Casino Properties and Developments	Other	Total
Segment EBITDA	$16.0	$75.5	$—	$91.5
Depreciation and amortization	(4.0)	(25.6)	—	(29.6)

Income from operations	12.0	49.9	—	61.9
Interest expense, net of interest capitalized	(3.1)	(36.8)	—	(39.9)
Loss on early extinguishment of debt	—	(2.6)	—	(2.6)
Interest income—related party	—	—	123.7	123.7
Other income, net	0.1	—	—	0.1
Provision for income taxes	(3.7)	(3.7)	(43.3)	(50.7)

Net income	$5.3	$6.8	$80.4	$92.5

The following geographical segment information is presented based on the geographical region of which subsidiaries country of domicile (in millions):

	For the Year Ended December 31,
	2012	2011
Revenues
United States	$318.1	$318.8
Israel	193.3	53.9

Net revenues	$511.4	$372.7

Land, property and equipment, net
United States	$417.9	$427.6
Israel	2.5	0.8

Total land, property and equipment, net	$420.4	$428.4

Note 21—Subsequent Events

We completed our subsequent events review through May 9, 2013, the date on which the combined financial statements were available to be issued.

Horseshoe Baltimore capital call

Pursuant to the Horseshoe Baltimore definitive agreements, a capital call was made in April 2013 for an additional $8.0 million to fund the ongoing development activities of the joint venture. In line with our ownership interests in Horseshoe Baltimore, our portion of the capital contribution amounted to approximately $4.1 million.

Stock based compensation

In January 2013, certain members of CIE management were permitted to redeem a portion of the shares that they owned in Caesars Interactive, at a price of $5,221 per share, with aggregate consideration paid for all shares redeemed in the transaction of $2.7 million.

Contingent Liability

Assuming the subscription rights are exercised in full, CAC expects to receive cash proceeds of approximately $1.2 billion as a result of the sale of shares of CAC’s common stock. CAC plans to use the gross proceeds of the sale of CAC’s common shares upon exercise of the rights, net of any selling expenses incurred by it, to purchase voting units in Growth Partners. Upon consummation of the Transactions and receipt of these proceeds, Growth Partners will be liable to reimburse Caesars Entertainment for fees and expenses it incurred in connection with the Transactions. This reimbursement of fees and expenses represents a liability of Growth Partners, contingent upon the closing of the Transactions. At the date of these financial statements, May 9, 2013, the amount of this contingent liability is estimated to be approximately $10.5 million.

Approval of the Transactions

On April 23, 2013, Caesars Entertainment announced that its board of directors has approved the material terms of the Transactions.

GROWTH PARTNERS

COMBINED CONDENSED BALANCE SHEETS

(UNAUDITED)

(in millions)

	As of
	June 30, 2013	December 31, 2012
ASSETS
Current assets
Cash and cash equivalents	$203.9	$155.6
Short-term investments	5.0	7.5
Receivables, net of allowance for doubtful accounts	44.5	37.2
Interest receivable from related party	8.4	9.5
Prepayments and other current assets	8.4	9.1
Deferred tax assets	2.0	1.6
Restricted cash	8.5	4.4

Total current assets	280.7	224.9

Investments in notes from related party	848.3	790.6
Land, property and equipment, net	434.8	420.4
Goodwill	97.9	97.4
Intangible assets other than goodwill, net	176.5	176.7
Restricted cash	45.4	26.2
Deferred charges and other	3.3	2.7

Total assets	$1,886.9	$1,738.9

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$15.5	$13.9
Payables to related parties	28.9	19.5
Accrued expenses	106.2	52.7
Foreign tax payable	6.4	10.9
Current portion of long-term debt to related party	—	7.0

Total current liabilities	157.0	104.0

Long-term debt	469.0	459.8
Long-term debt to related party	39.8	39.8
Convertible notes issued to related party	47.7	47.7
Deferred tax liabilities	146.8	146.3
Deferred credits and other	41.5	32.1

Total liabilities	901.8	829.7

Commitments and contingencies

Redeemable non-controlling interests	4.7	1.3

Equity
Net parent investment	813.3	777.0
Accumulated other comprehensive income	121.4	116.0

Total Growth Partners equity	934.7	893.0
Non-controlling interests	45.7	14.9

Total equity	980.4	907.9

	$1,886.9	$1,738.9

See accompanying Notes to Unaudited Combined Condensed Financial Statements.

GROWTH PARTNERS

COMBINED CONDENSED STATEMENTS OF OPERATIONS

(UNAUDITED)

(in millions)

	Six Months Ended June 30,
	2013	2012
Revenues
Interactive Entertainment
Social and mobile games	$137.3	$90.8
WSOP and online real money gaming	5.3	6.0

	142.6	96.8

Casino Properties and Developments
Casino	84.6	84.5
Food and beverage	43.0	34.8
Rooms	49.6	47.2
Other	13.6	9.7
Less: casino promotional allowances	(25.2)	(23.9)

	165.6	152.3

Net revenues	308.2	249.1

Operating expenses
Interactive Entertainment—Direct
Platform fees	43.1	29.7
Casino Properties and Developments—Direct
Casino	35.9	38.5
Food and beverage	20.5	16.5
Rooms	13.1	14.0
Property, general, administrative and other	124.2	90.9
Depreciation and amortization	20.8	16.1
Change in fair value of contingent consideration	48.9	—

Total operating expenses	306.5	205.7

Income from operations	1.7	43.4
Interest expense, net of interest capitalized	(20.3)	(21.9)
Interest income—related party	83.1	69.4
Loss on early extinguishment of debt	(0.2)	—
Other income, net	0.3	0.9

Income before income taxes	64.6	91.8
Provision for income taxes	(19.1)	(31.8)

Net income	45.5	60.0
Net loss/(income) attributable to non-controlling interests	1.1	(0.3)

Net income attributable to Growth Partners	$46.6	$59.7

See accompanying Notes to Unaudited Combined Condensed Financial Statements.

GROWTH PARTNERS

COMBINED CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

(UNAUDITED)

(in millions)

	Six Months Ended June 30,
	2013	2012
Net income	$45.5	$60.0

Other comprehensive income, net of income taxes:
Unrealized gain on investments in notes from related party	5.4	119.1

Total other comprehensive income	5.4	119.1

Comprehensive income	50.9	179.1
Net loss/(income) attributable to non-controlling interests	1.1	(0.3)

Comprehensive income attributable to Growth Partners	$52.0	$178.8

See accompanying Notes to Unaudited Combined Condensed Financial Statements.

GROWTH PARTNERS

COMBINED CONDENSED STATEMENTS OF EQUITY

(UNAUDITED)

(in millions)

	Net Parent Investment	Accumulated Other Comprehensive Income	Non-Controlling Interests	Receivables from Caesars Interactive Shareholder	Total Equity
Balance at January 1, 2012	$628.1	$3.9	$9.5	$—	$641.5
Net income	59.7	—	0.4	—	60.1
Issuance of Caesars Interactive’s common stock	31.8	—	—	—	31.8
Minimum guaranteed receipt from issuance of Caesars Interactive’s common stock	10.0	—	—	(10.0)	—
Settlement of receivable from Caesars Interactive’s shareholder	(10.0)			10.0	—
Stock-based compensation	0.3	—	—	—	0.3
Unrealized gain on investments in notes from related party, net of tax	—	119.1	—	—	119.1
Transfers to Parent	(18.0)	—	—	—	(18.0)

Balance at June 30, 2012	$701.9	$123.0	$9.9	$—	$834.8

Balance at January 1, 2013	$777.0	$116.0	$14.9	$—	$907.9
Net income/(loss)	46.6	—	(1.0)	—	45.6
Issuance of Caesars Interactive’s common stock	0.6	—	—	—	0.6
Purchase of Caesars Interactive’s Management Shares	(2.7)	—	—	—	(2.7)
Stock-based compensation	(0.6)	—	—	—	(0.6)
Capital contributions	38.0	—	31.8	—	69.8
Unrealized gain on investments in notes from related party, net of tax	—	5.4	—	—	5.4
Transfers to Parent	(45.6)	—	—	—	(45.6)

Balance at June 30, 2013	$813.3	$121.4	$45.7	$—	$980.4

See accompanying Notes to Unaudited Combined Condensed Financial Statements.

GROWTH PARTNERS

COMBINED CONDENSED STATEMENTS OF CASH FLOWS

(UNAUDITED)

(in millions)

	Six Months Ended June 30,
	2013	2012
Cash flows from operating activities
Net income	$45.5	$60.0
Adjustments to reconcile net income to cash flows provided by operating activities
Depreciation and amortization	20.8	16.1
Amortization of debt discount	11.5	10.5
Loss on early extinguishment of debt	0.2	—
Change in fair value of contingent consideration	48.9	—
Accretion of discount on investments in notes from related party	(49.2)	(35.5)
Paid-in-kind interest	(0.2)	(0.1)
Stock-based compensation expense	10.4	4.8
Net change in deferred income taxes	(2.9)	5.2
Net change in long-term accounts	(0.2)	(1.0)
Net change in working capital accounts	3.1	16.8
Other non-cash items	(1.2)	(0.2)

Cash flows provided by operating activities	86.7	76.6

Cash flows from investing activities
Land, buildings and equipment additions, net of change in construction payables	(29.2)	(7.4)
Acquisitions of intangible assets	(1.7)	(0.1)
Purchase of short term investments	(5.0)	—
Sale of short-term investments	7.5	8.0
Purchase of investments in notes from related party	—	(3.2)
Payments to acquire business, net of cash acquired	(3.0)	—
Proceeds received for land receivable	—	0.1
Change in restricted cash	(23.3)	(6.4)

Cash flows used in investing activities	(54.7)	(9.0)
Cash flows from financing activities
Issuance of Caesars Interactive’s common stock and warrant	0.6	32.3
Purchase of Caesars Interactive’s Management Shares	(2.7)	—
Capital contributions	73.3	—
Issuance of convertible note	—	28.5
Payments on long-term debt to related party	(7.0)	(93.1)
Repayments under lending agreements	(2.3)	—
Transfers to parent	(45.6)	(18.0)

Cash flows provided by (used in) financing activities	16.3	(50.3)

Net increase in cash and cash equivalents	48.3	17.3
Cash and cash equivalents, beginning of period	155.6	110.1

Cash and cash equivalents, end of period	$203.9	$127.4

See accompanying Notes to Unaudited Combined Condensed Financial Statements.

GROWTH PARTNERS

NOTES TO UNAUDITED COMBINED CONDENSED FINANCIAL STATEMENTS

Note 1—Background and Basis of Presentation

ORGANIZATION AND PROPOSED TRANSACTION. Caesars Growth Partners, LLC will be formed as a joint venture between Caesars Entertainment Corporation (“Caesars Entertainment”) and another newly formed entity, Caesars Acquisition Company (“CAC”). Upon consummation of the transaction (as described below), CAC will serve as Caesars Growth Partners, LLC’s managing member and sole holder of all of its outstanding voting units and Caesars Entertainment will hold all of Caesars Growth Partners, LLC’s outstanding non-voting units.

CAC is undertaking an offering of equity via a subscription rights offering to the shareholders of Caesars Entertainment, whereby CAC will use proceeds from such equity offering to purchase 100% of the voting units of Caesars Growth Partners, LLC (“CGP LLC”). Thereafter, CGP LLC will use amounts received from CAC to purchase from Caesars Entertainment certain assets described below.

Caesars Entertainment will contribute its equity interests in Caesars Interactive Entertainment, Inc. (“Caesars Interactive” or “CIE”) and assets consisting of approximately $1.1 billion in aggregate principal amount of senior notes previously issued by Caesars Entertainment Operating Company (“CEOC”), a wholly-owned subsidiary of Caesars Entertainment, which were repurchased through the public market by Caesars Entertainment in transactions unrelated to this contribution, to CGP LLC in exchange for all of its non-voting units. Thereafter, CGP LLC will purchase from CEOC (i) the equity interests of a subsidiary of PHW Las Vegas, LLC, which will hold all of the assets and liabilities formerly held directly by PHW Las Vegas, LLC, including Planet Hollywood Resort and Casino (“Planet Hollywood”) (ii) equity interests of Caesars Baltimore Investment Company, LLC, (“CBIC”) which is the entity that indirectly holds interests in Horseshoe Baltimore in Maryland (“Horseshoe Baltimore”), which is an early stage development project and (iii) a 50% interest in the revenues of PHW Manager, LLC, which manages Planet Hollywood, and another subsidiary of CEOC that holds a management agreement to manage Horseshoe Baltimore. The aggregate of the formation of CGP LLC and the contributions and purchases of businesses and assets is referred to as the (“Transaction”). The entities and assets that will be contributed to or purchased by Caesars Growth Partners, LLC are herein referred to as the “Company”, “Growth Partners”, “we”, “our” and “us”.

Caesars Entertainment will own between 56.9% and 76.8% of the economic interests in CGP LLC, depending on the number of subscription rights exercised in the offering and the relative fair value of the assets contributed to CGP LLC by Caesars Entertainment. In connection with the Transaction, CGP LLC will enter into a management services agreement with Caesars Entertainment pursuant to which Caesars Entertainment and its subsidiaries will provide certain services to CAC and CGP LLC, including certain corporate services, back-office support and advisory and business management services and, in turn, CGP LLC will be able to leverage Caesars Entertainment’s brands and capabilities. In exchange for the provision of the services, CGP LLC will pay a service fee in an amount equal to the fully allocated cost of such services, plus an appropriate margin.

DESCRIPTION OF BUSINESS. We have two reportable segments, Interactive Entertainment and Casino Properties and Developments. Our Interactive Entertainment segment consists of our Caesars Interactive business and our Casino Properties and Developments segment consists primarily of our Planet Hollywood business along with our interest in Horseshoe Baltimore.

Interactive Entertainment

In May 2009, Caesars Interactive was formed by Caesars Entertainment. Caesars Interactive is a social and mobile games and online real money gaming provider and owner of the World Series of Poker (“WSOP”) brand. In early 2010, Caesars Interactive licensed the WSOP and Caesars brands for use on branded poker, bingo and casino online sites in the United Kingdom. Caesars Interactive also has alliances with online gaming providers in

Italy and France. As part of its online strategy, Caesars Interactive will expand its online real money gaming offerings in the United States (the “U.S.”), as it becomes legal and regulated, and will offer social and mobile casino-themed game options in those and other jurisdictions. In addition, Caesars Interactive licenses live WSOP tournaments in both the U.S. and international locations.

In May 2011, Caesars Interactive purchased a majority of the voting equity interests in Playtika Ltd. (“Playtika”), a social and mobile games company located in Israel, and in December 2011, purchased the remaining outstanding shares of Playtika. Playtika develops social and mobile casino-themed games to be played through Facebook and other social networking websites and mobile platforms.

In December 2012, Caesars Interactive purchased substantially all of the assets of Buffalo Studios LLC (“Buffalo”). Buffalo is a developer of social and mobile games which are played through Facebook, iOS, or the Android platform.

Casino Properties and Developments

On February 19, 2010, Caesars Entertainment acquired 100% of the equity interests of Planet Hollywood, which owns the Planet Hollywood Resort and Casino, an entertainment facility located in Las Vegas, Nevada, comprised of one casino, a hotel, multiple restaurants and retail outlets.

In July 2012, a consortium led by Caesars Entertainment was awarded the license to operate a casino in downtown Baltimore. In October 2012, Caesars Entertainment entered into definitive agreements with its partners to form a joint venture that will build and own the Horseshoe Baltimore casino.

BASIS OF PRESENTATION AND COMBINATION. The combined condensed financial statements have been prepared on a stand-alone basis and, as the Transaction is considered a transaction between entities under common control, have been derived from the historical accounting records and consolidated financial statements of Caesars Entertainment. The combined condensed historical financial statements consist of the financial positions, results of operations and cash flows of the businesses and assets to be contributed to or acquired by CGP LLC in the Transaction described previously as if those businesses were combined into a reporting entity for all periods presented. The Combined Condensed historical financial statements reflect our financial position, results of operations and cash flows as we were historically managed, in accordance with accounting principles generally accepted in the U.S. (“GAAP”). The combined condensed historical financial statements include all revenues, costs, assets and liabilities directly attributable to us.

The accompanying unaudited combined condensed financial statements of the Company have been prepared under the rules and regulations of the Securities and Exchange Commission (“SEC”) applicable for interim periods and, therefore, do not include all information and footnotes necessary for complete financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”). The results for the interim periods reflect all adjustments (consisting primarily of normal recurring adjustments) that management considers necessary for a fair presentation of financial position, results of operations, and cash flows.

The results of operations for our interim periods are not necessarily indicative of the results of operations that may be achieved for the entire 2013 fiscal year.

The accompanying combined condensed financial statements also include allocations of certain Caesars Entertainment general corporate expenses in accordance with shared services agreements under which Caesars Entertainment and its subsidiaries provide services to both Caesars Interactive and Planet Hollywood. These allocations of general corporate expenses may not reflect the expense we would have incurred if we were a stand-alone company nor are they necessarily indicative of our future costs. Management believes the assumptions and methodologies used in the allocation of general corporate expenses from Caesars Entertainment are reasonable. Given the nature of these costs, it is not practicable for us to estimate what these costs would have been on a stand-alone basis.

Transactions between Caesars Entertainment and the Company have been identified in the combined condensed historical financial statements and the notes thereto as transactions between related parties (see Note 2, Related Party Transactions).

USE OF ESTIMATES. The presentation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in the combined condensed financial statements and notes thereto. Significant estimates and assumptions reflected in our combined condensed historical financial statements include, but are not limited to, the estimated consumption rate of virtual goods that we use for revenue recognition of our Interactive Entertainment segment, useful lives of property, equipment and amortizing intangible assets, income taxes, accounting for stock-based compensation, the valuation of contingent consideration and the evaluation of goodwill and long-lived assets for impairment. Management believes the accounting estimates are appropriate and reasonably determined. However, due to the inherent uncertainties in making these estimates, actual amounts could differ from such estimates.

Note 2—Related Party Transactions

Allocated general corporate expenses

Caesars Interactive and Planet Hollywood entered into shared services agreements with CEOC, and certain of its subsidiaries, pursuant to which CEOC and its subsidiaries provide certain services to us. Upon closing of the Transaction, these agreements will be terminated and CGP LLC will enter into similar agreements with CEOC. The agreements, among other things:

•	contemplate that CEOC will provide certain services related to payroll, accounting, risk management, tax, finance, recordkeeping, financial statement preparation and audit support, legal, treasury functions, regulatory compliance, insurance, information systems, office space and corporate and other centralized services;

•	allow the parties to modify the terms and conditions of CEOC’s performance of any of the services and to request additional services from time to time; and

•	provide for payment of a service fee to CEOC in exchange for the provision of services.

The Combined Condensed Statements of Operations reflect an allocation of both expenses incurred in connection with these shared services agreements and directly billed expenses incurred through Caesars Entertainment and CEOC. General corporate expenses have been allocated based on a percentage of revenue, or on another basis (such as headcount), depending upon the nature of the general corporate expense being allocated. For the six months ended June 30, 2013 and 2012, we recorded allocated general corporate expenses (including at times a 10% surcharge) and directly billed expenses totaling $12.7 million and $12.9 million, respectively. The net payable balances for allocated and directly billed expenses is recorded in Payables to related parties in the Combined Condensed Balance Sheets and was $27.3 million as of June 30, 2013 and $18.2 million as of December 31, 2012.

Management Fees

PHW Manager, LLC (“PHW Manager”), a wholly-owned subsidiary of CEOC, manages the operations of the Planet Hollywood on behalf of the Company. Fees paid to PHW Manager for such services include a base management fee calculated at 3% of adjusted gross operating revenue plus net casino wins, and an incentive fee calculated at 4.5% of EBITDA less the base management fee. These fees totaled $8.9 million and $8.1 million for the six months ended June 30, 2013 and 2012, respectively. These fees are included in Property, general, administrative, and other expenses in the Combined Condensed Statements of Operations. As of June 30, 2013 and December 31, 2012, the payable balances related to these fees was recorded in Payables to related parties in the Combined Condensed Balance Sheets and was $1.6 million and $1.3 million, respectively.

Long-term debt to related party

Caesars Interactive has entered into an unsecured credit facility with Caesars Entertainment (the “Credit Facility”) whereby Caesars Entertainment provided to Caesars Interactive unsecured intercompany loans as approved by Caesars Entertainment on an individual transaction basis. In connection with the May 2011 Playtika acquisition, the December 2011 purchase of the remaining 49% interest in Playtika and the December 2012 Buffalo Studios acquisition, Caesars Interactive borrowed $126.4 million for Playtika and $42.0 million for Buffalo Studios under the Credit Facility. The outstanding CIE balance on the Credit Facility as of June 30, 2013 and December 31, 2012, was $39.8 million and $46.8 million, respectively. No principal payments are required under the Credit Facility until its maturity date of November 29, 2016. The unsecured intercompany loans bear interest on the unpaid principal amounts at a rate per annum equal to LIBOR plus 5%. For the six months ended June 30, 2013 and 2012, we recorded $1.1 million and $3.0 million of interest expense associated with this debt, respectively. The Credit Facility does not have any restrictive or affirmative covenants.

During the six months ended June 30, 2013, we made principal payments on the Credit Facility aggregating $7.0 million.

Investments in notes and interest receivable from related party

The face value and fair value of the investment in related party notes are summarized below (in millions):

		Face Value As of		Fair Value As of
Maturity	Stated Interest Rate	June 30, 2013	December 31, 2012	June 30, 2013	December 31, 2012
June 1, 2015	5.63%	$427.3	$427.3	$382.5	$376.0
June 1, 2016	6.50%	324.5	324.5	232.0	210.0
October 1, 2017	5.75%	390.9	390.9	230.7	201.5
February 1, 2018	10.75%	3.9	3.7	3.1	3.1

Total		$1,146.6	$1,146.4	$848.3	$790.6

For additional discussion of fair value measurements, see Note 12, Fair Value Measurements.

The issuer of the notes due February 1, 2018 has the option, and has elected to exercise such option, to pay interest on the notes with additional notes due February 1, 2018, rather than paying such interest in cash. To the extent the issuer elects to pay the interest “in-kind”, the interest to be paid accrues at a premium of 75 basis points over the stated interest rate. For the six months ended June 30, 2013, we received interest in the form of additional notes due February 1, 2018 and recognized interest income of approximately $0.2 million.

Our Investments in notes from related party consist solely of senior notes previously issued by CEOC which were acquired by Caesars Entertainment through open market purchases in transactions unrelated to the Transaction. All investments in notes from related party are classified as available-for-sale and are recorded as non-current assets.

Investments included in the Combined Condensed Balance Sheets are summarized as follows (in millions):

	As of June 30, 2013	As of December 31, 2012
Investments in notes from related party
Amortized cost	$661.6	$612.2
Unrealized gains recorded in accumulated other comprehensive income	186.7	178.4

Fair value of investments in notes from related party	$848.3	$790.6

The Company evaluates whether securities in an unrealized loss position could potentially be other-than-temporarily impaired. The Company has concluded that the fair values of the securities presented in the table above were not other-than-temporarily impaired as of June 30, 2013 and December 31, 2012. This conclusion is derived from the issuer’s continued satisfaction of the securities’ obligations in accordance with their contractual terms along with the expectation that the issuer will continue to do so. Also contributing to this conclusion is the determination that it is more likely than not that the Company will not be required to sell these securities prior to recovery, an assessment of the issuer’s financial condition, and other objective evidence.

For the six months ended June 30, 2013 and 2012, interest income from related parties includes $33.7 million and $33.8 million of income based on the stated interest rate, $49.2 million and $35.5 million of accretion of discount and the aforementioned $0.2 million and $0.1 million of interest income related to the paid-in-kind notes, respectively.

Other related party transactions

Revenues earned from WSOP tournament agreements with CEOC were $1.0 million and $0.8 million for the six months ended June 30, 2013 and 2012, respectively. Expenses related to Caesar Interactive’s cross marketing and trademark license agreements with CEOC were $0.4 million and $0.2 million for the six months ended June 30, 2013 and 2012, respectively.

Note 3—Development and Acquisition Activity

Horseshoe Baltimore Capital Call

Pursuant to the Horseshoe Baltimore definitive agreements, capital calls were made in April and June 2013 for an aggregate amount of $73.3 million to fund the ongoing development activities and capitalization requirements for financing of the joint venture. In line with our ownership interests in Horseshoe Baltimore, our portion of the capital contribution amounted to a total of approximately $38.0 million, which was paid on our behalf by Caesars Entertainment and appears as a capital contribution within net parent investment on our Combined Condensed Statements of Equity.

Horseshoe Baltimore Development

As of June 30, 2013 and 2012, STRON-MD Limited Partnership holds 4.8% of the Horseshoe Baltimore joint venture. Their non-controlling interest contains an embedded put feature that may cause us, at any time, to purchase all of STRON-MD Limited Partnership’s interest in Horseshoe Baltimore either at cost prior to the commencement of the planned casino’s operations, or at fair market value after the commencement of operations. For accounting purposes, their ownership interest is presented as redeemable non-controlling interest presented outside of permanent equity on the Combined Condensed Balance Sheets (see Note 9, Equity and Redeemable Non-Controlling Interests for the changes in the carrying amount of redeemable non-controlling interest).

WSOP Mobile Poker Game

In May 2013, CIE acquired the World Series of Poker social and mobile game assets and intellectual property from Electronic Arts. Assets acquired and liabilities assumed in this transaction were not material to Growth Partners’ financial statements.

Note 4—Land, Property and Equipment, net

Land, property and equipment, net consisted of the following (in millions):

	As of
	June 30, 2013	December 31, 2012
Land and land improvements	$91.7	$91.7
Buildings and improvements	306.2	304.8
Furniture, fixtures and equipment	90.9	86.3
Construction in progress	30.2	8.1

	519.0	490.9
Less: accumulated depreciation	(84.2)	(70.5)

	$434.8	$420.4

The aggregate depreciation expense for property and equipment is reflected in Depreciation and amortization in the Combined Condensed Statements of Operations and was $13.7 million and $12.8 million for the six months ended June 30, 2013 and 2012, respectively.

Note 5—Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill were as follows (in millions):

	Interactive Entertainment	Casino Properties and Development	Total
Balance at January 1, 2013	$72.2	$25.2	$97.4
Acquisition	0.5	—	0.5

Balance at June 30, 2013	$72.7	$25.2	$97.9

The following table provides the gross carrying amount and accumulated amortization for each major class of intangible assets other than goodwill (in millions):

	As of June 30, 2013				As of December 31, 2012
	Weighted Average Remaining Useful Life (in Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortizing intangible assets
Developed technology	3.9	$40.9	$(10.6)	$30.3	$40.9	$(6.5)	$34.4
Customer relationships / user base	2.6	15.1	(6.6)	8.5	15.1	(4.0)	11.1
Other intangible assets	10.3	17.6	(1.1)	16.5	10.7	(0.7)	10.0

		$73.6	$(18.3)	$55.3	$66.7	$(11.2)	$55.5

Non-amortizing intangible assets
Trade name				98.7			98.7
Baltimore gaming license				22.5			22.5

				121.2			121.2

Total intangible assets other than goodwill, net				$176.5			$176.7

The aggregate amortization expense for those intangible assets that are amortized is reflected in Depreciation and amortization in the Combined Condensed Statements of Operations and was $7.1 million and $3.3 million for the six months ended June 30, 2013 and 2012, respectively.

Each year the Company performs a preliminary annual impairment assessment of goodwill and other non-amortizing intangible assets as of September 30 or more frequently if impairment indicators exist. No impairment charge was indicated for the six months ended June 30, 2013 and 2012.

Note 6—Accrued Expenses

Accrued expenses consisted of the following (in millions):

	As of
	June 30, 2013	December 31, 2012
Contingent consideration (1)	$55.1	$5.6
Payroll and other compensation	15.0	12.0
Deposits and customer funds liability, including advance hotel deposits	5.3	5.8
Accrued non-income taxes	4.2	6.0
Share-based payment obligations	3.9	—
Deferred revenue	3.8	2.6
Self-insurance claims and reserves	3.3	3.0
Interest payable	1.1	1.2
Other accruals	14.5	16.5

	$106.2	$52.7

(1)	Contingent consideration related to acquisitions (See Note 12, Fair Value Measurements).

Note 7—Debt

In connection with the 2010 acquisition of Planet Hollywood and the related assumption of debt, Planet Hollywood entered into the Amended and Restated Loan Agreement with Wells Fargo Bank, N.A., as trustee for The Credit Suisse First Boston Mortgage Securities Corp. Commercial Mortgage Pass-Through Certificates, Series 2007- TFL2 (the “Lender”). The loan contains an additional extension option which, if exercised, would extend its maturity until April 2015. The conditions to extend the maturity date are (i) no default or event of default on the date that notice of the extension is given and on the first extended maturity date of December 9, 2013, (ii) notice of the election of the extension, (iii) the purchase of an interest rate cap (or provision of an acceptable alternative letter of credit or other support) with a strike price such that our Debt Service Coverage Ratio is at least 1.10:1.00 as of the first extended maturity date and (iv) the ratio of (a) the Adjusted Net Cash Flow (defined as gross income from operations less operating expenses less 3% of gross income from operations) for the trailing twelve calendar month period to (b) the outstanding principal balance of the loan as of the first extended maturity date is not less than 9%. This senior secured loan is secured by the assets of PHW Las Vegas and is classified as long-term in the combined condensed financial statements as the Company has both the intent and ability to exercise the extension option. The Company believes it is in compliance with its covenants as of June 30, 2013.

The following table presents the Planet Hollywood outstanding debt, excluding capital lease obligations, as of June 30, 2013 and December 31, 2012 (in millions):

	Maturity		June 30, 2013
			Rate	Face Value	Book Value
Senior Secured Loan	2015	*	3.06%	$513.2	$468.9

	Maturity		December 31, 2012
			Rate	Face Value	Book Value
Senior Secured Loan	2015	*	3.07%	$515.5	$459.7

*	The loan contains an extension option to move its maturity from 2013 to 2015, subject to certain conditions described above, which we have assumed will be exercised.

Planet Hollywood may, at its option, voluntarily prepay the loan in whole or in part upon twenty (20) days prior written notice to Lender. Planet Hollywood is required to prepay the loan in (i) the amount of any insurance proceeds received by Lender for which Lender is not obligated to make available to Planet Hollywood for restoration in accordance with the terms of the Amended and Restated Loan Agreement, (ii) the amount of any proceeds received from the operator of the timeshare property adjacent to Planet Hollywood Resort and Casino, subject to the limitations set forth in the Amended and Restated Loan Agreement, and (iii) the amount of any excess cash remaining after application of the cash management provisions of the Amended and Restated Loan Agreement.

In connection with Planet Hollywood’s Amended and Restated Loan Agreement, Caesars Entertainment entered into a Guaranty Agreement (the “Guaranty”) for the benefit of the Lender, pursuant to which Caesars Entertainment guaranteed to the Lender certain recourse liabilities of Planet Hollywood. Caesars Entertainment’s maximum aggregate liability for such recourse liabilities is limited to $30.0 million, provided that such recourse liabilities of Planet Hollywood do not arise from (i) events, acts, or circumstances that are actually committed by, or voluntarily or willfully brought about by, Caesars Entertainment or (ii) event, acts, or circumstances (regardless of the cause of the same) that provide actual benefit (in cash, cash equivalent, or other quantifiable amount) to Planet Hollywood, to the full extent of the actual benefit received by Planet Hollywood. Pursuant to the Guaranty, Caesars Entertainment is required to maintain a net worth or liquid assets of at least $100.0 million.

Interest

The amount outstanding under the Planet Hollywood senior secured loan bears interest at a rate per annum equal to the London InterBank Offered Rate (“LIBOR”) plus 2.859%. A subsidiary of CEOC owns interest-only participations in a portion of the PHW Las Vegas senior secured loan that is entitled to interest at a fixed rate equal to 1.59% per year.

Note 8—Financial Instruments

Restricted Cash

The Amended and Restated Loan Agreement requires that Planet Hollywood maintain certain reserves for payment of property taxes, insurance, interest and ongoing furniture, fixtures and equipment purchases or property improvements. Certain amounts deposited into the specified reserve funds represent restricted cash. The total balance in Restricted cash at June 30, 2013 and December 31, 2012 was $53.9 million and $30.6 million, respectively which includes $0.1 million and $0, respectively, of restricted cash pertaining to Caesars Interactive. The classification between current and long-term is dependent upon the intended use of each specific reserve balance.

Derivative Instruments

The Company had no derivatives designated as hedging instruments at either June 30, 2013 or December 31, 2012. The effect of derivative instruments in the Combined Condensed Statements of Operations for the six months ended June 30, 2013 and 2012 was immaterial.

Note 9—Equity and Redeemable Non-Controlling Interests

Net parent investment

The parent’s net investment balance represents the cumulative net investment by Caesars Entertainment in us, including any prior net income or loss or other comprehensive income or loss attributed to us and contributions received from or distributions made to Caesars Entertainment. Current domestic income tax liabilities are deemed to be remitted in cash to Caesars Entertainment in the period the related income tax expense is recorded. Certain transactions between us and other related parties that are wholly-owned subsidiaries of Caesars Entertainment, including allocated expenses and settlement of intercompany transactions, are also included in Caesars Entertainment’s net investment.

Cash received as interest on our investments in notes from related party is transferred back to Caesars Entertainment. Such transfers are recorded as equity transactions, net of associated tax, and included as a component of net parent investment. We treat these net distributions to Caesars Entertainment as financing transactions in our statements of cash flows.

Redeemable non-controlling interest

Certain parties who hold the non-controlling interests in the Horseshoe Baltimore subsidiary may redeem their investments for cash or other assets at the option of the holder, which is not solely within the control of the issuer, and therefore this non-controlling interest is classified and measured as Redeemable non-controlling interests outside of permanent equity in the Combined Condensed Balance Sheets. (See Note 3, Development and Acquisition Activity.)

The changes in the carrying amount of Redeemable non-controlling interests were as follows (in millions):

Balance as of January 1, 2013	$1.3
Net loss attributable to redeemable non-controlling interests	$(0.1)
Capital contribution to Horseshoe Baltimore	$3.5

Balance as of June 30, 2013	$4.7

Net loss attributable to redeemable non-controlling interests from the Horseshoe Baltimore joint venture for the six months ended June 30, 2013 and 2012 was recognized in the Combined Condensed Statements of Operations, but was not recognized in the Combined Condensed Statement of Equity as it was accounted for as mezzanine equity during the respective periods. The following is a summary of the Company’s net income attributable to non-controlling interests for the six months ended June 30, 2013 and 2012 (in millions):

	For the six months ended June 30,
	2013	2012
Net loss attributable to redeemable non-controlling interests	$(0.1)	$(0.1)
Net (loss)/income attributable to non-controlling interests	(1.0)	0.4

As presented on the Combined Condensed Statements of Operations
Net (loss)/income attributable to non-controlling interests	$(1.1)	$0.3

Accumulated other comprehensive income

Accumulated other comprehensive income consists of unrealized gain on investments in notes from related party as of June 30, 2013 and December 31, 2012 (see Note 2, Related Party Transactions), net of taxes. For the six months ended June 30, 2013, there were no amounts reclassified out of Accumulated other comprehensive income.

Note 10—Property, General, Administrative and Other

Property, general, administrative and other expense consisted of the following (in millions):

	For the six months ended
	June 30,
	2013	2012
Advertising	$27.0	$17.4
Payroll costs	18.6	11.7
Research & development	17.3	5.2
Stock-based compensation	10.4	4.8
Management fee	8.9	8.1
License, franchise tax and other	6.9	6.5
Corporate allocations	4.9	3.9
Rental expense	4.8	3.8
Utilities	4.6	3.9
Other	20.8	25.6

	$124.2	$90.9

Note 11—Income Taxes

Total income taxes were allocated as follows (in millions):

	For the six months ended
	June 30,
	2013	2012
Income tax provision on income before income taxes	$19.1	$31.8
Accumulated other comprehensive income	2.9	64.2

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing federal and state deferred tax assets. On the basis of this evaluation, as of June 30, 2013, a valuation allowance has been recorded against the portion of the federal deferred tax assets that are not more likely than not to be realized. The amount of the federal and state deferred tax assets considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

The effective tax rate for the six months ended June 30, 2013 and 2012 was 29.6% and 34.6%, respectively. The primary cause for the difference from the federal statutory rate of 35% is due to tax benefits from foreign earnings taxed at lower rates and from a favorable tax ruling in Israel received in February 2013.

We have no uncertain tax positions as of June 30, 2013 and December 31, 2012. The tax years that remain open for examination for the Company’s major jurisdictions are 2009 through 2011 for the U.S. and Canada and 2010 and 2011 for Israel.

Note 12—Fair Value Measurements

The fair value hierarchy defines fair value as an exit price, representing the amount that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based upon assumptions that market participants would use in pricing an asset or liability. The fair value hierarchy establishes three tiers, which prioritize the inputs used in measuring fair value as follows:

Level 1:	Observable inputs such as quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date;
Level 2:	Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
Level 3:	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The following table represents the fair value of our assets and liabilities that are required to be measured at fair value (in millions):

	Total	Level 1	Level 2	Level 3
June 30, 2013
Assets:
Investments in notes from related party	$848.3	$—	$848.3	$—
Liabilities:
Contingent consideration related to acquisitions	$57.0	$—	$—	$57.0

Our assessment of goodwill and other intangible assets for impairment includes an assessment using various Level 2 (EBITDA multiples and discount rate) and Level 3 (forecasted cash flows) inputs. Our determination of stock-based compensation includes the valuation of CIE’s common stock and the related options and warrants using various Level 2 and Level 3 inputs.

As part of the preliminary purchase price allocation related to our acquisition of Buffalo, we recorded $5.6 million in contingent consideration, which is remeasured at fair value until settlement under ASC 805, Business Combinations. This contingent consideration is payable in early 2014, based upon a multiple of EBITDA for the calendar year 2013 in excess of a specified minimum threshold (generally referred to as an “earn-out” payment). This liability falls into Level 3 within the fair value hierarchy and was adjusted to its estimated fair value of $54.5 million as of June 30, 2013. A probability weighted approach considering the various estimated calendar 2013 EBITDA levels and related likelihood of achieving those levels, resulting in different values for the earn-out payment was applied in estimating the fair value of this earn-out liability. A change in the probabilities associated with the settlement amount for contingent consideration could materially impact the estimated fair value of the liability.

Entities are permitted to choose to measure certain financial instruments and other items at fair value. We have not elected the fair value measurement option for any of our assets or liabilities that meet the criteria for this option.

The fair value of the Company’s Long-term debt approximates its face value as of June 30, 2013 and December 31, 2012.

Note 13—Stock-based compensation

Caesars Entertainment grants stock-based compensation awards in Caesars Entertainment common stock to certain employees that work for Planet Hollywood under the Caesars Entertainment Corporation Management Equity Incentive Plan. We did not allocate any of Caesars Entertainment’s expense associated with Planet Hollywood executives’ stock-based awards for the six months ended June 30, 2013 and 2012 as it was not considered material to the combined condensed financial statements.

Caesars Interactive grants stock-based compensation awards in Caesars Interactive common stock to its employees and service providers in accordance with the Caesars Interactive Management Equity Incentive Plan, which is intended to promote the interests of Caesars Interactive and its shareholders by providing key employees, directors, service providers and consultants with an incentive to encourage their continued employment or service and improve the growth and profitability of Caesars Interactive.

The following is a description of the components of these programs under the Plan as of June 30, 2013:

Stock options and warrants

Time-based stock options have been granted to Caesars Interactive employees and non-employees, and time-based warrants have been granted to non-employees. Both are generally subject to a 5-year vesting period; vesting 20% per year on each anniversary of its effective date, until 100% of the options or warrants are fully vested and exercisable. Vesting is subject to the participant’s continued employment or service for non-employees, through the applicable vesting date.

As of June 30, 2013, Caesars Interactive had 4,943.51 shares available for awards under the Plan. The following is a summary of Caesars Interactive’s stock option and warrant activity for the six months ended June 30, 2013:

	Shares	Weighted Average Exercise Price	Fair Value (1)	Weighted Average Remaining Contractual Term (years)
Outstanding at January 1, 2013	12,916	$1,999.71	$386.18	7.2
Granted (employee time-based stock options)	690	$5,865.00	$2,583.29
Exercised (employee time-based stock options)	(365)	$1,586.50	$82.12
Cancelled (employee time-based stock options)	(1,150)	$2,189.16	$545.73
Outstanding at June 30, 2013	12,091	$2,262.64	$505.57	6.8

Vested and expected to vest at June 30, 2013	10,730	$2,202.17	$498.45	6.8

Exercisable at June 30, 2013	7,103	$1,614.05	$117.57	6.1

(1)	Represents the weighted-average grant date fair value per option, using a Monte Carlo simulation model.

When information is available, Caesars Interactive uses historical stock option and warrant holder behavioral data to estimate the option or warrant exercise and termination rates used in the option-pricing model. As we do not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term, it was calculated through the Monte Carlo model assuming that the options and warrants will be disposed of either post-vesting but prior to a liquidity event, at the date of a liquidity event or after a liquidity event. Expected volatility was based on the historical volatility of the common stock of CIE’s competitor peer group for a period approximating the expected life. Caesars Interactive does not expect to pay dividends on its common stock. The risk-free interest rate within the expected term was based on the U.S. Treasury yield curve in effect at the time of grant. Valuation assumptions for Caesars Interactive’s stock options and warrants for the indicated periods are presented below:

For the six months ended June 30, 2013
Expected range of volatility	52.85 - 61.26%
Expected dividend yield	—
Expected range of term (in years)	3.60 - 6.84
Risk-free interest rate range	0.55 - 1.89%

As of June 30, 2013, there was approximately $11.1 million of total unrecognized compensation expense related to Caesar Interactive’s stock options to employees and $1.9 million of total unrecognized compensation expense related to warrants to non-employees. The non-employee amount includes $0.6 million of unrecognized compensation expense as of June 30, 2013 related to warrants to purchase Caesars Entertainment stock that has been pushed-down to the combined condensed financial statements from CEOC as the warrants vest upon services related to the CIE business. As of June 30, 2013, this cost is expected to be recognized over a remaining weighted-average period of 2.2 years.

For the six months ended June 30, 2013, the compensation cost that has been charged against earnings for stock options and warrants was approximately $3.5 million, which was included in Property, general, administrative and other in the Combined Condensed Statements of Operations. The amounts for the six months ended June 30, 2013 include an immaterial amount in compensation cost related to warrants to purchase Caesars Entertainment stock that has been pushed-down to the combined condensed financial statements. As of June 30, 2013, there was $22.1 million recognized in Deferred credits and other in the Combined Condensed Balance Sheets related to liability-classified stock options and warrants.

Restricted Shares

Certain key Caesars Interactive employees have been granted restricted shares, which vest on the third anniversary of grant as long as the employee remains employed through this anniversary date. Restricted shares are equity-classified instruments and are measured at their fair value at the date of grant for accounting purposes.

On June 2, 2013, the Company entered into a binding memorandum of understanding for the separation of employment of a senior management team member of Caesars Interactive. Under this memorandum of understanding, this individual has agreed to forfeit his unvested options and exercise his vested options, and the Company has agreed to purchase from this individual, at an agreed upon price, the shares he acquires pursuant to the exercise of his options, plus previously owned Management Shares and restricted stock, subject to the execution of a final definitive agreement.

As of June 30, 2013, there was approximately $2.0 million of total unrecognized compensation cost related to restricted shares, which is expected to be recognized over a remaining period of 1.5 years.

For the six months ended June 30, 2013, total compensation expense that was recorded in earnings for restricted shares, including amounts incurred in connection with the resignation of our senior management member, was approximately $6.9 million. This expense is included in Property, general, administrative and other in the Combined Condensed Statements of Operations.

Management Shares

In October 2011, certain key Caesars Interactive employees purchased common stock of Caesars Interactive which had a repurchase right that expired November 1, 2011. These repurchase rights allowed Caesars Interactive to repurchase the shares held by management at the lower of original purchase price or market value (“Management Shares”) if the employee left Caesars Interactive. For accounting purposes, this repurchase period was treated as a vesting period and therefore, the difference between the purchase price and the fair value at the date of purchase was recognized as compensation expense over this vesting period. Management Shares are equity-classified instruments for accounting purposes.

As of June 30, 2013, there was no unrecognized compensation cost related to Management Shares.

In January 2013, certain members of CIE management were permitted to have a portion of their Management Shares redeemed at a price of $5,221 per share. Aggregate consideration paid by Caesars Interactive for all shares redeemed in the transaction amounted to approximately $2.7 million.

Note 14—Supplemental Cash Flow Information

The increase/(decrease) in cash and cash equivalents due to the changes in working capital accounts were as follows (in millions):

	For the six months ended June 30,
	2013	2012
Receivables	$(6.6)	$(6.7)
Interest receivable from related party	1.1	(0.1)
Prepayments and other current assets	0.5	1.0
Accounts payable	2.6	1.4
Payable to related parties	9.4	13.7
Accrued expenses	0.7	5.0
Foreign tax payable	(4.6)	2.5

Net change in working capital accounts	$3.1	$16.8

The following table reconciles our interest expense, net of interest capitalized, per the Combined Condensed Statements of Operations, to cash paid for interest (in millions):

	For the six months ended June 30,
	2013	2012
Interest expense, net of interest capitalized	$20.3	$21.9
Adjustments to reconcile to cash paid for interest:
Net change in interest accruals	(0.1)	—
Net amortization of debt discounts	(11.5)	(10.5)

Cash paid for interest	8.7	11.4

Cash payments for income taxes, net	$9.2	$7.4

Note 15—Commitments and Contingent Liabilities

The Company may be liable to pay additional consideration associated with its acquisitions of Buffalo Studios, contingent upon meeting or exceeding specified performance criteria.

The Company is party to ordinary and routine litigation incidental to our business. We do not expect the outcome of any pending litigation to have a material effect on our combined financial position, results of operations or cash flows.

Note 16—Segments

For financial reporting purposes, we have two reportable segments: (1) Interactive Entertainment; and (2) Casino Properties and Developments. Our Interactive Entertainment segment consists of social and mobile games that are housed on various global social and mobile third-party platforms, licensing of the WSOP trade name to third parties for use in social and mobile games and online real money gaming, and the licensing of the WSOP trade name, television rights and sponsorship for WSOP live tournaments. The Interactive Entertainment segment also includes use of the WSOP and Caesars brands for regulated online real money gaming in the United Kingdom, Italy and France. Our Casino Properties and Developments segment consists of our interests in a certain joint venture in a gaming facility in Baltimore, Maryland, and our Planet Hollywood business, which consists of hotel, related food, beverage, entertainment, and parking amenities as well as gaming facility operations. Amounts not aggregated with either our Interactive Entertainment reportable segment or our Casino Properties and Development segment relate to our Investments in notes from related party and related tax impacts, and are reported separately in the Other column in the tables below.

Revenue attributed to the reportable segments is as follows (in millions):

	For the six months ended June 30,
	2013	2012
Interactive Entertainment
Social and mobile games	$137.3	$90.8
WSOP and online real money gaming	5.3	6.0

	142.6	96.8
Casino Properties and Developments
Casino	84.6	84.5
Food and beverage	43.0	34.8
Rooms	49.6	47.2
Other	13.6	9.7
Less: casino promotional allowances	(25.2)	(23.9)

	165.6	152.3

Net revenues	$308.2	$249.1

Total assets were not included in the segment information above as the segment level balance sheet information is not reviewed by our chief operating decision maker.

The following Segment earnings before interest income/expense, income taxes, depreciation and amortization (“EBITDA”) information is presented based on the reporting segments (in millions):

	For the six months ended June 30, 2013
	Interactive Entertainment	Casino Properties and Developments	Other	Total
(Loss)/income from operations	$(27.7)	$29.4	$—	$1.7
Depreciation and amortization	7.8	13.0	—	20.8
Loss on extinguishment of debt	—	(0.2)	—	(0.2)
Other income, net	0.1	0.2	—	0.3

Segment EBITDA	(19.8)	42.4	—	22.6
Depreciation and amortization	(7.8)	(13.0)	—	(20.8)
Interest expense, net of interest capitalized	(1.1)	(19.2)	—	(20.3)
Interest income-related party	—	—	83.1	83.1
(Benefit)/provision for income taxes	13.4	(3.4)	(29.1)	(19.1)

Net (loss)/income	$(15.3)	$6.8	$54.0	$45.5

	For the six months ended June 30, 2012
	Interactive Entertainment	Casino Properties and Developments	Other	Total
Income from operations	$21.4	$22.0	$—	$43.4
Depreciation and amortization	3.4	12.7	—	16.1
Other income, net	0.9	—	—	0.9

Segment EBITDA	25.7	34.7	—	60.4
Depreciation and amortization	(3.4)	(12.7)	—	(16.1)
Interest expense, net of interest capitalized	(3.0)	(18.9)	—	(21.9)
Interest income-related party	—	—	69.4	69.4
Provision for income taxes	(5.5)	(1.2)	(25.1)	(31.8)

Net income	$13.8	$1.9	$44.3	$60.0

The following geographical segment information is presented based on the geographical region of each subsidiary’s country of domicile (in millions):

	For the six months ended June 30,
	2013	2012
Revenues
United States	$204.9	$158.3
Israel	103.3	90.8

Net revenues	$308.2	$249.1

	As of June 30, 2013	As of December 31, 2012
Land, property and equipment, net
United States	$431.1	$417.9
Israel	3.7	2.5

Total land, property and equipment, net	$434.8	$420.4

Note 17—Subsequent Events

We completed our subsequent events review through August 19, 2013, the date on which the combined condensed financial statements were available to be issued.

Horseshoe Baltimore Credit Facility

CBAC Borrower, LLC (“CBAC”), an indirect wholly-owned subsidiary of the Maryland Joint Venture, entered into a credit agreement (the “Baltimore Credit Facility”) in order to finance the acquisition of land in Baltimore, Maryland and the construction of the Horseshoe Baltimore and a garage (collectively, the “Baltimore Development”). The Baltimore Credit Facility provides for (i) a $300.0 million senior secured term facility with a seven-year maturity, which is comprised of a $225.0 million facility that was funded on July 2, 2013 upon the closing of the Baltimore Credit Facility, a $37.5 million delayed draw facility available from the closing of the Baltimore Credit Facility until the 12-month anniversary of the closing and a $37.5 million delayed draw facility available until the 18-month anniversary of the closing and (ii) a $10.0 million senior secured revolving facility with a five-year maturity. The Baltimore Credit Facility is secured by substantially all material assets of CBAC and its wholly owned domestic subsidiaries. In connection with the foregoing, Caesars Baltimore Investment Company, LLC (“Caesars Baltimore”) and the other joint venture partners, which are Rock Gaming Mothership LLC, CVPR Gaming Holdings, LLC, STRON-MD Limited Partnership and PRT Two, LLC, each provides, on a several and not joint basis, a completion guarantee with respect to the Baltimore Development, which guarantees completion of the construction of the Baltimore Development, availability of contemplated working capital and the discharge, bonding or insuring over of certain liens in connection with the Baltimore Development. The maximum liability of Caesars Baltimore under its completion guarantee is approximately $9.1 million.

Horseshoe Baltimore FF&E Facility

Concurrently with the closing of the Baltimore Credit Facility, CBAC entered into an equipment financing term loan facility for up to $30.0 million (the “Baltimore FF&E Facility”) with a syndicate of lenders, Wells Fargo Gaming Capital, LLC, as administrative agent and collateral agent, and Wells Fargo Securities LLC acting as arranger. Under the Baltimore FF&E Facility, CBAC may use funds from the facility to finance or reimburse the purchase price and certain related costs of furniture, furnishings and equipment (referred to as “FF&E”) to be used in the Baltimore Development. Proceeds of the Baltimore FF&E Facility will also be available to refinance the purchase price of FF&E purchased with other amounts available to CBAC (any such loans, “Refunding Baltimore FF&E Loans”). Draws under the Baltimore FF&E Facility may be made after the closing date and prior to the 18-month anniversary of the closing date, provided that a final draw of the unused commitment amount will be deposited into an escrow account pledged to the collateral agent for the Baltimore FF&E Facility at the end of the commitment period, and such funds will be available for subsequent financing of FF&E purchases. CBAC is not permitted to reduce the commitments under the Baltimore FF&E Facility. The Baltimore FF&E Facility will mature five years and six months after the closing of the facility.

Stock based compensation

In July 2013, certain members of CIE management were permitted to have a portion of the shares that they owned in Caesars Interactive redeemed at a price of $5,446 per share, with aggregate consideration paid for all shares redeemed in the transaction of approximately $7.2 million.

Entertainment Commitments

In July 2013, the Company terminated its lease with a third party in order to retake possession of the larger performance theater space in Planet Hollywood known as “PH Live at Planet Hollywood.” In connection with that transaction, the Company is refurbishing the PH Live at Planet Hollywood theatre and entered into a two-year performance agreement with Britney Spears pursuant to which Ms. Spears has agreed to perform a total of 96 shows, each show containing a mix of her “greatest hits” and other songs at the refurbished PH Live at Planet Hollywood theatre. The performance agreement with Ms. Spears contains customary representations, warranties, covenants and agreements and exclusivity and non-compete provisions for similar transactions. Aggregate commitments under the lease termination agreement, amounts committed to refurbishing the theatre and commitments under the performance agreement aggregate approximately $64 million through December 31, 2015.

GROWTH PARTNERS

SCHEDULE II: COMBINED VALUATION & QUALIFYING ACCOUNTS

(in millions)

	Balance at beginning of period	Charged to costs and expense	Deductions from reserves	Balance at end of period
Year ended December 31, 2012
Allowance for doubtful accounts	$8.3	$0.3	$(1.0)	$7.6

Year ended December 31, 2011
Allowance for doubtful accounts	$9.1	$(0.2)	$(0.6)	$8.3

Up to 136,880,221 Shares

Caesars Acquisition Company

Class A Common Stock

PROSPECTUS

October 21, 2013

Dealer Prospectus Delivery Obligation

Through and including November 15, 2013 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.